Exhibit 99.2

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2014, 2013 and 2012 and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014, 2013, and 2012, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

As discussed in Note 1(b) and 52 to the consolidated financial statements, the accompanying 2014, 2013 and 2012 consolidated financial statements have been adjusted by the Bank to give retrospective effect to certain changes in its operating segments.

/s/ Deloitte, S.L.

Deloitte, S.L.

Madrid, Spain

April 29, 2015 (November 5, 2015 as to the effects of the change in operating segments discussed in Notes 1(b) and 52)

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

ASSETS	Note	2014	2013	2012

CASH AND BALANCES WITH CENTRAL BANKS		69,428	77,103	118,488

FINANCIAL ASSETS HELD FOR TRADING:		148,888	115,289	177,917
Loans and advances to credit institutions	6	1,815	5,503	9,843
Loans and advances to customers	10	2,921	5,079	9,162
Debt instruments	7	54,374	40,841	43,101
Equity instruments	8	12,920	4,967	5,492
Trading derivatives	9	76,858	58,899	110,319

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		42,673	31,381	28,356
Loans and advances to credit institutions	6	28,592	13,444	10,272
Loans and advances to customers	10	8,971	13,196	13,936
Debt instruments	7	4,231	3,875	3,460
Equity instruments	8	879	866	688

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		115,250	83,799	92,266
Debt instruments	7	110,249	79,844	87,724
Equity instruments	8	5,001	3,955	4,542
LOANS AND RECEIVABLES:		781,635	714,484	756,858
Loans and advances to credit institutions	6	51,306	56,017	53,785
Loans and advances to customers	10	722,819	650,581	696,014
Debt instruments	7	7,510	7,886	7,059

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,782	1,627	2,274

HEDGING DERIVATIVES	11	7,346	8,301	7,936

NON-CURRENT ASSETS HELD FOR SALE	12	5,376	4,892	5,700

INVESTMENTS:	13	3,471	5,536	4,454
Associates	13	1,775	1,829	1,957
Jointly controlled entities	13	1,696	3,707	2,497

INSURANCE CONTRACTS LINKED TO PENSIONS	14	345	342	405

REINSURANCE ASSETS	15	340	356	424

TANGIBLE ASSETS:		23,256	13,654	13,860
Property, plant and equipment-		16,889	9,974	10,315
For own use	16	8,324	7,787	8,136
Leased out under an operating lease	16	8,565	2,187	2,179
Investment property	16	6,367	3,680	3,545

INTANGIBLE ASSETS:		30,401	26,241	28,062
Goodwill	17	27,548	23,281	24,626
Other intangible assets	18	2,853	2,960	3,436

TAX ASSETS:		27,956	26,944	27,098
Current		5,792	5,751	6,111
Deferred	27	22,164	21,193	20,987

OTHER ASSETS	19	8,149	5,814	5,547
Inventories		1,099	80	173
Other		7,050	5,734	5,374

TOTAL ASSETS		1,266,296	1,115,763	1,269,645

LIABILITIES AND EQUITY	Note	2014	2013	2012

FINANCIAL LIABILITIES HELD FOR TRADING:		109,792	94,673	143,242
Deposits from central banks	20	2,041	3,866	1,128
Deposits from credit institutions	20	5,531	7,468	8,292
Customer deposits	21	5,544	8,500	8,897
Marketable debt securities	22	—	1	1
Trading derivatives	9	79,048	58,887	109,743
Short positions	9	17,628	15,951	15,181
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		62,317	42,311	45,418
Deposits from central banks	20	6,321	2,097	1,014
Deposits from credit institutions	20	19,039	9,644	10,862
Customer deposits	21	33,127	26,484	28,638
Marketable debt securities	22	3,830	4,086	4,904
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST:		961,052	863,114	959,321
Deposits from central banks	20	17,290	9,788	50,938
Deposits from credit institutions	20	105,147	76,534	80,732
Customer deposits	21	608,956	572,853	589,104
Marketable debt securities	22	193,059	171,390	201,064
Subordinated liabilities	23	17,132	16,139	18,238
Other financial liabilities	24	19,468	16,410	19,245

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	31	87	598

HEDGING DERIVATIVES	11	7,255	5,283	6,444

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		21	1	2

LIABILITIES UNDER INSURANCE CONTRACTS	15	713	1,430	1,425

PROVISIONS:		15,376	14,589	16,002
Provision for pensions and similar obligations	25	9,412	9,126	10,353
Provisions for taxes and other legal contingencies	25	2,916	2,727	3,100
Provisions for contingent liabilities and commitments	25	654	693	617
Other provisions	25	2,394	2,043	1,932
TAX LIABILITIES:		9,379	6,079	7,765
Current		4,852	4,254	5,162
Deferred	27	4,527	1,825	2,603

OTHER LIABILITIES	26	10,646	8,554	8,216

TOTAL LIABILITIES		1,176,582	1,036,121	1,188,433

EQUITY
SHAREHOLDERS’ EQUITY:	30	91,663	84,480	81,269
Share capital	31	6,292	5,667	5,161
Registered		6,292	5,667	5,161
Less: Uncalled capital		—	—	—
Share premium	32	38,611	36,804	37,412
Reserves	33	41,160	38,056	37,100
Accumulated reserves (losses)	33	40,973	37,793	36,845
Reserves (losses) of entities accounted for using the equity method	33	187	263	255
Other equity instruments	34	265	193	250
Equity component of compound financial instruments	34	—	—	—
Other	34	265	193	250
Less: Treasury shares	34	(10)	(9)	(287)
Profit for the year attributable to the Parent		5,816	4,175	2,283
Less: Dividends and remuneration	4	(471)	(406)	(650)

VALUATION ADJUSTMENTS		(10,858)	(14,152)	(9,472)
Available-for-sale financial assets	29	1,560	35	(249)
Cash flow hedges	36	204	(233)	(219)
Hedges of net investments in foreign operations	29	(3,570)	(1,874)	(2,957)
Exchange differences	29	(5,385)	(8,768)	(3,011)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(85)	(446)	(152)
Other valuation adjustments	29	(3,582)	(2,866)	(2,884)

NON-CONTROLLING INTERESTS	28	8,909	9,314	9,415
Valuation adjustments		(655)	(1,541)	(308)
Other		9,564	10,855	9,723

TOTAL EQUITY		89,714	79,642	81,212

TOTAL LIABILITIES AND EQUITY		1,266,296	1,115,763	1,269,645

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	44,078	41,049	45,033
CONTINGENT COMMITMENTS	35	208,040	172,797	216,042

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at December 31, 2014.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

		(Debit) Credit
	Notes	2014	2013	2012

Interest and similar income	38	54,656	51,447	58,791
Interest expense and similar charges	39	(25,109)	(25,512)	(28,868)
INTEREST INCOME/(CHARGES)		29,547	25,935	29,923
Income from equity instruments	40	435	378	423
Income from companies accounted for using the equity method	13 & 41	243	500	427
Fee and commission income	42	12,515	12,473	12,732
Fee and commission expense	43	(2,819)	(2,712)	(2,471)
Gains/losses on financial assets and liabilities (net)	44	3,974	3,234	3,329
Held for trading		2,377	1,733	1,460
Other financial instruments at fair value through profit or loss		239	(6)	159
Financial instruments not measured at fair value through profit or loss		1,427	1,622	1,789
Other		(69)	(115)	(79)
Exchange differences (net)	45	(1,124)	160	(189)
Other operating income		5,214	5,903	6,693
Income from insurance and reinsurance contracts issued	46	3,532	4,724	5,541
Sales and income from the provision of non-financial services	46	343	322	369
Other	46	1,339	857	783
Other operating expenses		(5,373)	(6,205)	(6,607)
Expenses of insurance and reinsurance contracts	46	(3,395)	(4,607)	(4,948)
Changes in inventories	46	(255)	(229)	(232)
Other	46	(1,723)	(1,369)	(1,427)
TOTAL INCOME		42,612	39,666	44,260
Administrative expenses		(17,899)	(17,452)	(17,801)
Personnel expenses	47	(10,242)	(10,069)	(10,306)
Other general administrative expenses	48	(7,657)	(7,383)	(7,495)
Depreciation and amortization	16 & 18	(2,287)	(2,391)	(2,183)
Provisions (net)	25	(3,009)	(2,445)	(1,472)
Impairment losses on financial assets (net)		(10,710)	(11,227)	(18,880)
Loans and receivables	10	(10,521)	(10,986)	(18,523)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(189)	(241)	(357)
Impairment losses on other assets (net)		(938)	(503)	(508)
Goodwill and other intangible assets	17 & 18	(701)	(41)	(151)
Other assets		(237)	(462)	(357)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	3,136	2,152	906
Gains from bargain purchases arising in business combinations		17	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	50	(243)	(422)	(757)
OPERATING PROFIT/(LOSS) BEFORE TAX		10,679	7,378	3,565
Income tax	27	(3,718)	(2,034)	(584)
PROFIT FROM CONTINUING OPERATIONS		6,961	5,344	2,981
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (net)	37	(26)	(15)	70
CONSOLIDATED PROFIT FOR THE YEAR		6,935	5,329	3,051
Profit attributable to the Parent		5,816	4,175	2,283
Profit attributable to non-controlling interests	28	1,119	1,154	768

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.48	0.39	0.23
Diluted earnings per share (euros)	4	0.48	0.38	0.23
From continuing operations
Basic earnings per share (euros)	4	0.48	0.39	0.22
Diluted earnings per share (euros)	4	0.48	0.38	0.22

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	2014	2013	2012

CONSOLIDATED PROFIT FOR THE YEAR	6,935	5,329	3,051

OTHER RECOGNIZED INCOME AND EXPENSE	4,180	(5,913)	(3,709)
Items that will not be reclassified to profit or loss	(703)	188	(1,123)
Actuarial gains/(losses) on defined benefit pension plans	(1,009)	502	(1,708)
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	306	(314)	585
Items that may be reclassified to profit or loss	4,883	(6,101)	(2,586)
Available-for-sale financial assets:	2,324	(99)	1,171
Revaluation gains/(losses)	3,604	1,150	1,729
Amounts transferred to income statement	(1,280)	(1,250)	(558)
Other reclassifications	—	1	—
Cash flow hedges:	589	47	(84)
Revaluation gains/(losses)	934	463	129
Amounts transferred to income statement	(345)	(416)	(249)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	36
Hedges of net investments in foreign operations:	(1,730)	1,117	(1,107)
Revaluation gains/(losses)	(1,730)	1,074	(1,336)
Amounts transferred to income statement	—	38	229
Other reclassifications	—	5	—
Exchange differences:	4,189	(7,028)	(2,168)
Revaluation gains/(losses)	4,184	(7,020)	(1,831)
Amounts transferred to income statement	5	(37)	(330)
Other reclassifications	—	29	(7)
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	361	(294)	(57)
Revaluation gains/(losses)	266	(283)	(61)
Amounts transferred to income statement	95	23	21
Other reclassifications	—	(34)	(17)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	(850)	156	(341)

TOTAL RECOGNIZED INCOME AND EXPENSE	11,115	(584)	(658)
Attributable to the Parent	9,110	(504)	(774)
Attributable to non-controlling interests	2,005	(80)	116

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance as at 12/31/13	5,667	36,804	37,858	263	193	(9)	4,370	(406)	84,740	(14,152)	70,588	9,314	79,902
Adjustments due to changes in accounting policies	—	—	(65)	—	—	—	(195)	—	(260)	—	(260)	—	(260)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	36,804	37,793	263	193	(9)	4,175	(406)	84,480	(14,152)	70,328	9,314	79,642

Total recognized income and expense	—	—	—	—	—	—	5,816	—	5,816	3,294	9,110	2,005	11,115

Other changes in equity	625	1,807	3,180	(76)	72	(1)	(4,175)	(65)	1,367	—	1,367	(2,410)	(1,043)
Capital increases	625	1,932	(30)	—	—	—	—	—	2,527	—	2,527	(524)	2,003
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	78	—	—	—	78	—	78	—	78
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(438)	—	—	—	—	(471)	(909)	—	(909)	(380)	(1,289)
Transactions involving own equity instruments (net)	—	—	40	—	—	(1)	—	—	39	—	39	—	39
Transfers between equity items	—	(125)	4,033	(76)	(63)	—	(4,175)	406	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	1,465	1,465
Equity-instrument-based payments	—	—	—	—	(51)	—	—	—	(51)	—	(51)	—	(51)
Other increases/(decreases) in equity	—	—	(425)	—	108	—	—	—	(317)	—	(317)	(2,971)	(3,288)
Ending balance as at 12/31/14	6,292	38,611	40,973	187	265	(10)	5,816	(471)	91,663	(10,858)	80,805	8,909	89,714

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance as at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,205	(650)	81,244	(6,590)	74,654	9,672	84,326
Adjustments due to changes in accounting policies	—	—	(53)	—	—	—	78	—	25	(2,882)	(2,857)	(257)	(3,114)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	37,412	36,845	255	250	(287)	2,283	(650)	81,269	(9,472)	71,797	9,415	81,212

Total recognized income and expense	—	—	—	—	—	—	4,175	—	4,175	(4,680)	(504)	(80)	(584)

Other changes in equity	506	(608)	948	8	(57)	278	(2,283)	244	(964)	—	(964)	(21)	(985)
Capital increases	506	(506)	(7)	—	—	—	—	—	(7)	—	(7)	(2)	(9)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	103	—	—	—	103	—	103	—	103
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(412)	—	—	—	—	(406)	(818)	—	(818)	(747)	(1,565)
Transactions involving own equity instruments (net)	—	—	(28)	—	—	278	—	—	250	—	250	—	250
Transfers between equity items	—	(102)	1,836	8	(109)	—	(2,283)	650	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	169	169
Equity-instrument-based payments	—	—	—	—	(41)	—	—	—	(41)	—	(41)	—	(41)
Other increases/(decreases) in equity	—	—	(441)	—	(10)	—	—	—	(451)	—	(451)	559	108
Ending balance as at 12/31/13	5,667	36,804	37,793	263	193	(9)	4,175	(406)	84,480	(14,152)	70,328	9,314	79,642

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance as at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Adjustments due to changes in accounting policies	—	—	(12)	—	—	—	(62)	—	(74)	(1,933)	(2,007)	(91)	(2,098)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	31,223	32,909	59	8,708	(251)	5,289	(1,570)	80,822	(6,415)	74,407	6,354	80,761

Total recognized income and expense	—	—	—	—	—	—	2,283	—	2,283	(3,057)	(774)	116	(658)

Other changes in equity	706	6,189	3,936	196	(8,458)	(36)	(5,289)	920	(1,836)	—	(1,836)	2,945	1,109
Capital increases	706	6,330	(235)	—	(6,811)	—	—	—	(10)	—	(10)	22	12
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	133	—	—	—	133	—	133	—	133
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(496)	—	—	—	—	(650)	(1,146)	—	(1,146)	(409)	(1,555)
Transactions involving own equity instruments (net)	—	—	85	—	—	(36)	—	—	49	—	49	—	49
Transfers between equity items	—	(141)	3,727	196	(63)	—	(5,289)	1,570	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	5	5
Equity-instrument-based payments	—	—	(2)	—	(40)	—	—	—	(42)	—	(42)	—	(42)
Other increases/(decreases) in equity	—	—	857	—	(1,677)	—	—	—	(820)	—	(820)	3,439	2,619
Ending balance as at 12/31/12	5,161	37,412	36,845	255	250	(287)	2,283	(650)	81,269	(9,472)	71,797	9,415	81,212

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	2014	2013	2012

A. CASH FLOWS FROM OPERATING ACTIVITIES:	(3,939)	(34,852)	24,133

Consolidated profit for the year	6,935	5,329	3,051
Adjustments made to obtain the cash flows from operating activities-	18,772	17,894	24,385
Depreciation and amortization	2,287	2,391	2,183
Other adjustments	16,485	15,503	22,202
Net increase/decrease in operating assets-	88,438	(13,533)	27,343
Financial assets held for trading	12,931	(8,440)	381
Other financial assets at fair value through profit or loss	11,012	3,426	5,207
Available-for-sale financial assets	27,968	(4,149)	7,334
Loans and receivables	35,644	(2,767)	11,854
Other operating assets	883	(1,603)	2,567
Net increase/decrease in operating liabilities-	60,144	(68,031)	27,202
Financial liabilities held for trading	(4,667)	4,320	(9,970)
Other financial liabilities at fair value through profit or loss	19,786	(2,781)	(3,010)
Financial liabilities at amortized cost	46,747	(63,939)	39,216
Other operating liabilities	(1,722)	(5,631)	966
Income tax recovered/paid	(1,352)	(3,577)	(3,162)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(6,005)	677	126

Payments-	9,246	3,322	3,920
Tangible assets	6,695	1,877	2,161
Intangible assets	1,218	1,264	1,726
Investments	18	181	33
Subsidiaries and other business units	1,315	—	—
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	3,241	3,999	4,046
Tangible assets	986	500	815
Intangible assets	—	39	6
Investments	324	295	2
Subsidiaries and other business units	1,004	1,578	991
Non-current assets held for sale and associated liabilities	927	1,587	2,232
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(62)	(1,676)	(703)

Payments-	8,094	8,528	12,549
Dividends	909	818	1,287
Subordinated liabilities	3,743	1,915	4,080
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	3,442	5,592	6,957
Other payments related to financing activities	—	203	225
Proceeds-	8,032	6,852	11,846
Subordinated liabilities	4,351	1,027	2
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	3,498	5,560	7,005
Other proceeds related to financing activities	183	265	4,839
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	2,331	(5,534)	(1,592)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(7,675)	(41,385)	21,964
F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF YEAR	77,103	118,488	96,524
G. CASH AND CASH EQUIVALENTS AS AT END OF YEAR	69,428	77,103	118,488
COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF YEAR:
Cash	7,491	6,697	7,214
Cash equivalents at central banks	61,937	70,406	111,274
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF YEAR	69,428	77,103	118,488

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2014.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements for the year ended December 31, 2014

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be found on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of 22 December, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2014 were formally prepared by the Bank’s directors (at the board meeting on February 23, 2015) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2014, 2013 and 2012 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in its consolidated equity and the consolidated cash flows in 2014, 2013 and 2012. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain information in addition to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

The Group is filing these consolidated financial statements to recast Note 52 “Geographical and business segment reporting” for the three years ended December 31, 2014 and to effect changes to related disclosures. The change in the reported segments results from the application of new financial criteria starting with the financial information for the third quarter 2015 that aim to reflect the Group’s current reporting structure. The main changes to the reported segments are described in Note 52. These changes were prepared by the Group management and approved on November 5, 2015.

These consolidated financial statements do not, and do not purport to, recast the information in any part of such financial statements other than Note 52 and related disclosures, or update any information in such financial statements to reflect any events that have occurred after April 29, 2015. The filing of these consolidated financial statements should not be understood to mean that any statements contained therein are true and complete as of any date subsequent to April 29, 2015.

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2014:

•	Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities - these amendments introduce a series of additional clarifications on the requirements of the standard for being able to offset a financial asset and a financial liability, indicating that they may only be offset when the entity currently has a legally enforceable right to set off the recognized amounts and this right is not contingent on a future event.

•	Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets - these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets for which an impairment loss has been recognized or reversed during the period.

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting - these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that any other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the effective date of the following standard is subsequent to December 31, 2014:

•	Amendments to IAS 19, Employee Benefits: Defined Benefit Plans—Employee Contributions (obligatory for reporting periods beginning on or after July 1, 2014, early application permitted)—these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service. The application of this accounting standard is not expected to have any material effects on the Group’s consolidated financial statements.

Also, the Group decided to apply early, with respect to the date of obligatory first-time application pursuant to the endorsement issued by the European Union, IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. Under the interpretation: the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation; an entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period; the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time; and if an obligation to pay a levy is triggered when a minimum threshold is reached, the corresponding liability is recognized when that minimum threshold is reached.

The adoption of IFRIC 21 by the Group gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme, which will not be recognized until April 1 each year, and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund, which will be recognized at December 31, each year. Pursuant to the applicable standard, this change was applied retrospectively, giving rise to changes in the comparative balances as indicated in Note 1.d.

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2014 had not yet been adopted by the European Union:

•	IFRS 9, Financial Instruments: Classification and Measurement and Hedge Accounting (without a defined mandatory effective date), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets and hedge accounting. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of derivatives embedded in financial contracts. The main change introduced with regard to financial liabilities affects liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in the income statement. In relation to hedge accounting, the new model attempts to more closely align accounting rules with risk management. The three types of hedge accounting present in the current standard are retained (cash flow hedges, fair value hedges and hedges of net investments in foreign operations). However, there are very significant changes to various matters with respect to IAS 39, such as hedged items, hedging instruments, the accounting for the time value of options and effectiveness assessment.

•	IFRS 15, Revenue from Contracts with Customers (obligatory for annual reporting periods beginning on or after January 1, 2017) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when (or as) the entity satisfies a performance obligation.

•	Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortization is equal to the difference between the gross carrying amount and the carrying amount of the asset after revaluation (after taking into account any impairment losses).

•	Amendments to IASs 16 and 41 - Bearer Plants (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

•	Amendments to IAS 27, Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

•	Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

•	Amendments to IFRS 11 - Accounting for Acquisitions of Interests in Joint Operations (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

•	Improvements to IFRSs, 2010-2012 cycle (obligatory for reporting periods beginning on or after July 1, 2014) - these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after July 1, 2014) - these improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

•	Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after July 1, 2016) - these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2014 were applied in their preparation.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 25);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22); and

•	The recoverability of deferred tax assets (see Note 27).

Although these estimates were made on the basis of the best information available at 2014 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statement.

d)	Information relating to 2013 and 2012

Pursuant to the applicable accounting standards, the balances relating to the years ended December 31, 2013 and 2012 presented in these consolidated financial statements were adjusted with respect to the amounts shown in the consolidated financial statements for 2013, by the amounts and for the items indicated below, in order to allow for a better comparison of information:

a)	Application of IFRIC 21, Levies (see Note 1.b): set forth below are the effects arising from the retrospective application of the aforementioned interpretation (the positive or negative sign shows whether the figures are increases or decreases with respect to the figures shown in the consolidated financial statements for said years):

	Millions of euros
	2013	2012
BALANCE SHEET
Deferred tax assets	125	45

Total assets	125	45

Other provisions	114	(146)
Other liabilities	271	254

Total liabilities	385	108

Reserves	(65)	(53)
Consolidated profit for the year	(195)	(12)
Valuation adjustments	—	2

Total equity	(260)	(63)

INCOME STATEMENT
Other operating expenses	(11)	(24)
Provisions (net)	(263)	6
Income tax	79	6

Consolidated profit for the year	(195)	(12)

Of which:

Profit attributable to the Parent	(195)	(12)

Profit attributable to non-controlling interests	—	—

The additional information required by IAS 1 in the case of retrospective application of a new accounting policy -the consolidated balance sheet at the beginning of the year prior to that in which the new policy is applied, i.e. as at January 1, 2013, in this case- is reflected in the consolidated balance sheet as at December 31, 2012, since the balances in that balance sheet are the same as those that would relate to the consolidated balance sheet at the aforementioned date.

b)	Note 52 includes a description of certain changes made in the business segment reporting.

In 2013 the Group applied the accounting changes introduced by the amendment to IAS 19, Employee Benefits, which, inter alia, eliminated the possibility of deferring recognition of a portion of actuarial gains and losses. The consolidated statements of changes in total equity for 2013 and 2012 include the impact on equity at the beginning of each of those years arising from the retrospective application of the aforementioned amendment, which gave rise to a reduction in equity of EUR 3,051 million at January 1, 2013 (January 1, 2012: EUR 2,045 million).

e)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base, the capital ratios using various regulatory criteria and the scenarios used for capital planning. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and any requirement that might be issued by regulators, rating agencies and investors.

Following is a brief description of the regulatory capital framework to which Santander Group is subject.

In December 2010 the Basel Committee on Banking Supervision published a new global regulatory framework for international capital standards (Basel III) which strengthened the requirements of the previous frameworks, known as Basel I and Basel II, and other requirements additional to Basel II (Basel 2.5), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR). Regulation 575/2013 is directly applicable in EU Member States effective January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

Directive 2013/36 (CRD IV) was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent regulatory implementation in the form of Royal Decree-Law 84/2015. Regulation 575/2013 is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

Regulation 575/2013 (CRR) establishes a timetable for gradual phase-in that will permit a progressive adaptation to the new requirements in the European Union. These transitional arrangements, which were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014, began to apply in 2014 and, in certain cases, will end in 2024. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. There is also a series of Common Equity Tier 1 (CET 1) capital requirements additional to those established in Regulation 575/2013, namely the so-called “capital buffers”, which are applicable for the first time in 2016 and must be fully implemented by 2019.

The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (AIRB approach) in the calculation of risk-weighted exposures and including operational risk therein. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

At December 31, 2014, the Group met all the minimum capital requirements established by current legislation.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its constituent business units. To this end, the economic capital, RORAC and value creation data for each business unit are generated, analyzed and reported to the capital committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.), macroeconomic scenarios defined by the Group’s economic research service, and the impact, if any, of foreseeable regulatory changes. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, values of equity instruments, etc. that mirror historical crises that could happen again or plausible but unlikely stress situations.

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2014 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the various Group units.

To date, the Group has obtained authorization from the supervisory authorities to use advanced internal rating-based approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the UK and Portugal, non-retail portfolios in Mexico and large corporate portfolios in Brazil, Chile and the US. In 2014 the Group obtained approval for the individualized corporate portfolios (upgrade from the foundation internal rating-based approach to the AIRB approach), developers and institutions in Mexico; the extension of use of the slotting criteria approach for specialized lending exposures in the UK was authorized; and authorization was obtained for the individualized corporate portfolios and credit cards at Santander Consumer España, as well as for the extension of use of the global wholesale banking model. Lastly, approval was obtained for the consumer portfolios in Germany, including most notably the car and personal loan portfolios.

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in Madrid, Chile, Portugal and Mexico.

Also, the Group has regulatory approval for its corporate methodology, enabling it to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC) and stressed value at risk (VaR).

As far as operational risk is concerned, the Group uses the standardized approach for regulatory capital calculation purposes but is working towards requesting authorization for the use of AMA approaches, with the objective of gaining regulatory approval in the short term.

f)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g)	Events after the reporting period

It should be noted that from January 1, 2015 to April 29, 2015 on which these consolidated financial statements were authorized for issue, the following significant events occurred:

•	On January 8, 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

•	At its meeting of January 12, 2015, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.146 per share, in shares or cash. On April 10, 2015 the Group announced the information in connection with the flexible remuneration program Santander Dividendo Elección scrip dividend scheme to be applied to the final 2014 dividend. The shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.151 per share, in shares or cash.

•	On April 23, 2015, we announced that we had reached a preliminary and exclusive agreement with our partners Warburg Pincus and General Atlantic, subject to the signing of final terms, to merge Santander Asset Management and Pioneer Investments to create a leading global asset manager in Europe and Latin America. The combined company, with approximately €353 billion in assets under management at the close of 2014, will be called Pioneer Investments.

The agreement contemplates the creation of a new company into which the local asset managers of Santander Asset Management and Pioneer Investments will be incorporated. Santander will have a direct 33.3% stake in the new company, UniCredit will have a 33.3% stake, and private equity fund managers Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

The transaction values Santander Asset Management at €2.6 billion and Pioneer Investments at €2.75 billion. Warburg Pincus and General Atlantic will make an additional equity investment into the company as part of the transaction. Following the signing of the preliminary agreement, the parties will work towards signing a definitive binding agreement which will be subject to the customary regulatory and corporate approvals.

2.	Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in foreign currency.

ii.	Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates), and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•	Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

•	The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii.	Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments—Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized in equity under Valuation adjustments—Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized in equity under Valuation adjustments—Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in the consolidated income statement.

iv.	Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2013 its net assets in that country amounted to only EUR 1 million (December 31, 2012: EUR 3 million). At December 31, 2014, the Group did not have any net assets in Venezuela.

In view of the foregoing, at December 31, 2014, 2013 and 2012 none (except the business in Venezuela in 2013 and 2012) of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies, as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk by dynamically hedging its position over time (with a potential impact on profit or loss) and attempting to limit the impact of currency depreciations and, in turn, optimizing the finance cost of the hedges.

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the foreign currency positions arising from all the Group’s items denominated in foreign currencies to 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the consolidated equity attributable to the Group and on the consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2014	2013	2012	2014	2013	2012

US dollar	(114.6)	(74.2)	(71.6)	(14.9)	(9.0)	(8.3)
Chilean peso	(23.3)	(16.2)	(19.3)	(6.2)	(6.7)	(4.8)
Pound sterling	(195.0)	(173.1)	(165.4)	(12.6)	(7.9)	(11.0)
Mexican peso	(18.1)	(9.7)	(11.6)	(6.7)	(7.8)	(9.8)
Brazilian real	(138.9)	(73.8)	(149.6)	(3.5)	(3.9)	(20.0)
Polish zloty	(34.1)	(32.5)	(44.3)	(3.8)	(3.8)	(3.3)

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2014	2013	2012	2014	2013	2012

US dollar	117.0	75.7	73.1	15.2	9.2	8.5
Chilean peso	23.8	16.5	19.6	6.4	6.9	4.9
Pound sterling	198.9	176.6	168.8	12.8	8.0	11.2
Mexican peso	18.5	9.9	11.8	6.8	8.0	10.0
Brazilian real	141.8	75.4	147.8	3.6	4.0	20.5
Polish zloty	34.8	33.1	40.5	3.9	3.8	3.4

The foregoing data were obtained as follows:

a.	Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognized in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.	Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions as at December 31, 2014, 2013 and 2012.

b)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; the Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated entities are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 17). Negative differences are recognized in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

As at December 31, 2014, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interests in the aforementioned companies were 5.8%, 10% and 8.11%, respectively (see Exhibit I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The business activities of these entities are the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii.	Interests in joint ventures (jointly controlled entities)

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities have interests in entities so that decisions on significant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in jointly controlled entities are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a jointly controlled entity are eliminated to the extent of the Group’s interest therein.

As at December 31, 2014, the Group exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The Appendices contain significant information on the jointly controlled entities.

iii.	Associates

“Associates” are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. It is presumed that the Bank exercises significant influence if it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

There are certain investments in entities (in which the Group owns 20% or more of the voting power) that are not considered to be associates, since the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group and are recognized under Available-for-sale financial assets.

The Appendices contain significant information on the associates.

iv.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity, the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which it applies (investment funds and pension funds, mainly), the Group analyses the following factors:

•	Percentage of ownership held by the Group, 20% being established as the threshold from which a more in-depth analysis is performed.

•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.

•	Existence of currently exercisable removal rights (possibility of removing the manager from his position) since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•	Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance to indicate that the manager is acting as the principal Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to such an exposure that might lead the Group to a different conclusion.

These structured entities also include the securitization special purpose vehicles, which are consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.

The balances associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

•	The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognized as part of the consideration transferred and measured at its acquisition-date fair value; also, acquisition-related costs do not for these purposes form part of the cost of the business combination.

•	The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•	Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under Gains from bargain purchases arising in business combinations in the consolidated income statement.

Goodwill is only measured and recognized once, when control of a business is obtained.

vi.	Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, and no gain or loss is recognized in the income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in valuation adjustments of that company are derecognized from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognized . The difference between these amounts is recognized in profit or loss.

vii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2014, 2013 and 2012.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual preference shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidable group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognized for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, as a residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and jointly controlled entities (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with central banks, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•	Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•	Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•	Available-for-sale financial assets: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

•	Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•	Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, depending on the institutional sector to which the debtor belongs, under:

•	Loans and advances to credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Loans and advances to customers: includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

•	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value in favor of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are issued or originated.

•	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•	Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer deposits: includes the remaining deposits, including money market operations through central counterparties.

•	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The fair value of a financial asset on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2014, there were no significant investments in quoted financial instruments which have ceased to be recognized at their quoted price because their market cannot be deemed to be active.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values, at 2014, 2013 and 2012 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2014			2013			2012
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	67,319	81,569	148,888	46,472	68,817	115,289	48,014	129,903	177,917
Other financial assets at fair value through profit or loss	3,670	39,003	42,673	3,687	27,694	31,381	3,387	24,969	28,356
Available-for-sale financial assets (1)	90,149	23,455	113,604	62,343	20,415	82,758	65,720	25,256	90,976
Hedging derivatives (assets)	26	7,320	7,346	221	8,080	8,301	128	7,808	7,936
Financial liabilities held for trading	17,409	92,383	109,792	14,643	80,030	94,673	15,985	127,257	143,242
Other financial liabilities at fair value through profit or loss	—	62,317	62,317	—	42,311	42,311	—	45,418	45,418
Hedging derivatives (liabilities)	226	7,029	7,255	187	5,096	5,283	96	6,348	6,444
Liabilities under insurance contracts	—	713	713	—	1,430	1,430	—	1,425	1,425

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2014, 2013 and 2012, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,646 million, EUR 1,041 million and EUR 1,290 million, respectively (see Note 51.c).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

General measurement bases

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the discounted estimated future cash flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves are calculated, depending on the payment frequency and discounting curves for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indices and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDSs, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2014 amounted to EUR 786 million and EUR 228 million, respectively.

Valuation adjustments due to model risk

The valuation models described above are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price. However, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with general industry practice. The main sources of model risk are described below:

In fixed income markets, model risks include the correlation among fixed income indices, basis spread modelling, calibration risk of model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or interest rate curves, whether used for estimation or cash flow discounting purposes.

In equity markets, model risks include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Also, other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, the estimation of market data such as dividends and correlation for quanto and composite basket options must also be considered as sources of risk.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax Home Price Index (HPI). In these cases, risk assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modelling, the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) as at December 31, 2014, 2013 and 2012:

	Millions of euros
	Fair values calculated using internal models as at 12/31/14
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	148,760	2,587
Financial assets held for trading	80,378	1,191
Loans and advances to credit institutions	1,815	—	Present Value Method	Observable market data
Loans and advances to customers (a)	2,921	—	Present Value Method	Observable market data
Debt and equity instruments	1,768	85	Present Value Method	Observable market data, HPI
Trading derivatives	73,874	1,106
Swaps	55,794	116	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,000	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,385	768	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	132	—	Present Value Method	Observable market data
Index and securities options	2,420	111	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	6,143	111	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	7,320	—
Swaps	7,058	—	Present Value Method	Observable market data, basis
Exchange rate options	40	—	Black-Scholes Model	Observable market data
Interest rate options	28	—	Black’s Model	Observable market data
Other	194	—	N/A	N/A
Other financial assets at fair value through profit or loss	38,323	680
Loans and advances to credit institutions	28,592	—	Present Value Method	Observable market data
Loans and advances to customers (c)	8,892	78	Present Value Method	Observable market data, HPI
Debt and equity instruments	839	602	Present Value Method	Observable market data
Available-for-sale financial assets	22,739	716
Debt and equity instruments	22,739	716	Present Value Method	Observable market data
LIABILITIES:	161,890	552
Financial liabilities held for trading	91,847	536
Deposits from central banks	2,041	—	Present Value Method	Observable market data
Deposits from credit institutions	5,531	—	Present Value Method	Observable market data
Customer deposits	5,544	—	Present Value Method	Observable market data
Debt and equity instruments	—	—	Present Value Method	Observable market data, liquidity
Trading derivatives	76,644	536
Swaps	56,586	49	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,033	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,816	294	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	3,499	193	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	165	—	Present Value Method	Observable market data
Other	5,545	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	2,087	—	Present Value Method	Observable market data
Hedging derivatives	7,029	—
Swaps	6,901	—	Present Value Method	Observable market data, basis
Exchange rate options	2	—	Black-Scholes Model	Observable market data
Interest rate options	14	—	Black’s Model	Observable market data
Other	112	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	62,301	16	Present Value Method	Observable market data
Liabilities under insurance contracts	713	—	See Note 15

	Millions of euros
	Fair values calculated using internal models
	12/31/13		12/31/12
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	123,499	1,507	186,648	1,288
Financial assets held for trading	68,535	282	129,508	395
Loans and advances to credit institutions	5,502	—	9,843	—	Present Value Method
Loans and advances to customers (a)	5,079	—	9,162	—	Present Value Method
Debt and equity instruments	1,585	50	1,320	—	Present Value Method
Trading derivatives	56,369	232	109,183	395
Swaps	40,380	56	90,759	109	Present Value Method, Gaussian Copula (b)
Exchange rate options	849	16	708	46	Black-Scholes Model
Interest rate options	7,375	—	9,141	—	Black’s Model, Heath-Jarrow-Morton Model
Interest rate futures	16	—	78	—	Present Value Method
Index and securities options	2,953	56	3,188	—	Black-Scholes Model
Other	4,796	104	5,309	240	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	8,080	—	7,808	—
Swaps	6,920	—	7,609	—	Present Value Method
Exchange rate options	400	—	43	—	Black-Scholes Model
Interest rate options	24	—	36	—	Black’s Model
Other	736	—	120	—	N/A
Other financial assets at fair value through profit or loss	27,184	510	24,500	469
Loans and advances to credit institutions	13,444	—	10,272	—	Present Value Method
Loans and advances to customers (c)	13,135	61	13,863	74	Present Value Method
Debt and equity instruments	605	449	365	395	Present Value Method
Available-for-sale financial assets	19,700	715	24,832	424
Debt and equity instruments	19,700	715	24,832	424	Present Value Method
LIABILITIES:	128,762	105	180,243	205
Financial liabilities held for trading	79,970	60	127,158	99
Deposits from central banks	3,866	—	1,128	—	Present Value Method
Deposits from credit institutions	7,468	—	8,292	—	Present Value Method
Customer deposits	8,500	—	8,890	7	Present Value Method
Debt and equity instruments	1	—	1	—	Present Value Method
Trading derivatives	57,260	60	108,847	92
Swaps	41,156	2	88,450	8	Present Value Method, Gaussian Copula (b)
Exchange rate options	660	—	766	6	Black-Scholes Model
Interest rate options	8,457	—	10,772	—	Black’s Model, Heath-Jarrow-Morton Model
Index and securities options	4,252	—	121	—	Black-Scholes Model
Interest rate and equity futures	88	—	4,816	—	Present Value Method
Other	2,647	58	3,922	78	Present Value Method, Monte Carlo simulation and other
Short positions	2,875	—	—	—
Hedging derivatives	5,096	—	6,348	—	Present Value Method
Swaps	4,961	—	5,860	—	Present Value Method
Exchange rate options	1	—	76	—	Black-Scholes Model
Interest rate options	13	—	17	—	Black’s Model
Other	121	—	395	—	N/A
Other financial liabilities at fair value through profit or loss	42,266	45	45,312	106
Liabilities under insurance contracts	1,430	—	1,425	—	Present Value Method See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)	Includes credit risk derivatives with a net fair value of EUR 83 million at December 31, 2014 (December 31, 2013 and 2012: positive net fair value of EUR 56 million and EUR 18 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

The net gain recognized in the income statement for 2014 arising from the aforementioned valuation models amounted to EUR 206 million (2013 and 2012: net losses of EUR 298 million and EUR 229 million, respectively), of which EUR 302 million related to models whose significant inputs are unobservable market data (2013 and 2012: gains of EUR 46 million and EUR 20 million, respectively).

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

With respect to 2013 year-end the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and options on baskets of listed shares. The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the mean reversion of interest rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed to serve the Group’s clients.

The table below shows the effect, at December 31, 2014, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument (Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of euros)
						Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27% - 41%	33.21%		(1.2)	0.9
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a	)	(3)	3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.6%		(37)	33
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	630	(**)	(11)	12
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.14%		(10)	7
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	61%		(9.9)	9.9
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	—	39.4
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%		(7)	6
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.6%		(53)	48
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	630	(**)	(26)	26
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a	)	(2.4)	2.4
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.1%		(15)	12
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	607	(**)	(21)	17
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a	)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	61%		(b )	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	(b )	(b	)
Other financial liabilities at fair value through profit or loss	—	—	—	—		(b )	(b	)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)	Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR 9.2 million.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 basis points for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (Asset) or negative (Liability), and the global effect associated with the corresponding instruments recognized on the asset side of the consolidated balance sheet is broken down.

Lastly, the changes in the financial instruments classified as Level 3 in 2014 and 2013 were as follows:

	2013	Changes									2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	282	182	(14)	—	—	174	(7)	—	575	(1)	1,191
Debt and equity instruments	50	4	(1)	—	—	—	—	—	32	—	85
Trading derivatives	232	178	(13)	—	—	174	(7)	—	543	(1)	1,106
Swaps	56	—	(2)	—	—	(7)	(7)	—	52	24	116
Exchange rate options	16	—	—	—	—	—	—	—	—	(16)	—
Interest rate options	—	162	(5)	—	—	257	—	—	359	(5)	768
Index and securities options	56	16	—	—	—	(100)	—	—	132	7	111
Other	104	—	(6)	—	—	24	—	—	—	(11)	111
Other financial assets at fair value through profit or loss	510	37	(5)	—	—	61	—	—	90	(13)	680
Loans and advances to customers	61	—	(5)	—	—	18	—	—	—	4	78
Debt and equity instruments	449	37	—	—	—	43	—	—	90	(17)	602
Available-for-sale financial assets	715	35	(55)	—	(36)	—	—	(35)	78	14	716
TOTAL ASSETS	1,507	254	(74)	—	(36)	235	(7)	(35)	743	—	2,587

Financial assets held for trading	60	48	(6)	—	—	(71)	(2)	—	503	4	536
Trading derivatives	60	48	(6)	—	—	(71)	(2)	—	503	4	536
Swaps	2	—	—	—	—	2	(2)	—	47	—	49
Interest rate options	—	41	—	—	—	56	—	—	197	—	294
Index and securities options	—	7	(6)	—	—	(128)	—	—	259	61	193
Other	58	—	—	—	—	(1)	—	—	—	(57)	—
Other financial liabilities at fair value through profit or loss	45	—	(26)	—	—	(1)	—	—	—	(2)	16
TOTAL LIABILITIES	105	48	(32)	—	—	(72)	(2)	—	503	2	552

	2012	Changes								2013
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	395	131	(164)	—	(44)	(4)	2	—	(34)	282
Debt and equity instruments	—	46	—	—	—	8	—	—	(4)	50
Trading derivatives	395	85	(164)	—	(44)	(12)	2	—	(30)	232
Swaps	109	—	(62)	—	—	19	—	—	(10)	56
Exchange rate options	46	—	(1)	—	—	(8)	(3)	—	(18)	16
Index and securities options	—	85	—	—	(39)	—	—	—	10	56
Other	240	—	(101)	—	(5)	(23)	5	—	(12)	104
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	—	—	—	—	—	—	—
Other financial assets at fair value through profit or loss	469	111	(32)	—	(17)	18	9	—	(48)	510
Loans and advances to customers	74	—	—	—	(11)	(8)	6	—	—	61
Debt and equity instruments	395	111	(32)	—	(6)	26	3	—	(48)	449
Available-for-sale financial assets	424	277	(48)	—	—	(1)	(2)	73	(8)	715
TOTAL ASSETS	1,288	519	(244)	—	(61)	13	9	73	(89)	1,507

Financial liabilities held for trading	99	—	(18)	—	(14)	(11)	13	—	(9)	60
Customer deposits	7	—	—	—	—	—	—	—	(7)	—
Trading derivatives	92	—	(18)	—	(14)	(11)	13	—	(2)	60
Swaps	8	—	(6)	—	—	(1)	—	—	1	2
Exchange rate options	6	—	(6)	—	—	—	—	—	—	—
Other	78	—	(6)	—	(14)	(10)	13	—	(3)	58
Other financial liabilities at fair value through profit or loss	106	—	(42)	—	—	(14)	(12)	—	7	45
TOTAL LIABILITIES	205	—	(60)	—	(14)	(25)	1	—	(2)	105

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognized under Interest and similar income or Interest expense and similar charges, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

•	Available-for-sale financial assets are recognized temporarily under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in equity under Valuation adjustments - Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognized in Exchange differences (net) in the consolidated income statement.

•	Items charged or credited to Valuation adjustments - Available-for-sale financial assets and Valuation adjustments - Exchange differences (net) in equity remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized , at which time they are recognized in the consolidated income statement.

•	Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized in equity under Valuation adjustments - Non-current assets held for sale.

v.	Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c.	The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b.	There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a.	In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognized directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the income statement.

d.	The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.

vi. Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.	If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized .

b.	If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2014 and 2013:

	December 31, 2014
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	128,076	(43,872)	84,204
Reverse repurchase agreements	57,882	(7,064)	50,818

Total	185,958	(50,936)	135,022

	December 31, 2013
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	86,813	(19,613)	67,200
Reverse repurchase agreements	59,990	(12,463)	47,527

Total	146,803	(32,076)	114,727

	December 31, 2014
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	130,175	(43,872)	86,303
Repurchase agreements	113,075	(7,064)	106,011

Total	243,250	(50,936)	192,314

	December 31, 2013
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	83,783	(19,613)	64,170
Repurchase agreements	103,621	(12,463)	91,158

Total	187,404	(32,076)	155,328

Also, the Group has offset other items for EUR 2,084 million (December 31, 2013: EUR 2,267 million).

Most of the derivatives and repos not offset in the balance sheet are subject to netting and collateral arrangements.

g)	Impairment of financial assets

i.	Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be non-performing, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to non-performing loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than three months past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the established cure period (see Note 54).

The following constitute effective guarantees or collateral: collateral in the form of cash deposits; quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees, inclusion of new obligors, etc.) which entail the direct and joint liability of the new guarantors to the customer, these being persons or entities whose solvency is sufficiently demonstrated so as to ensure the full repayment of the transaction on the agreed terms.

The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered remote, it is charged-off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments carried at amortized cost

For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•	Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics -customers classified by the Group as “individualized”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•	Collectively, in all other cases -customers classified by the Group as “standardized”-, by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual traders and retail banking enterprises not classified as individualized customers.

As regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities and commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, the Group must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a.	Specific allowance (individuals):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as non-performing is generally recognized in accordance with the criteria set forth below:

i.	Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

b.	General allowance for inherent losses (collective):

Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various categories of debt instruments and contingent liabilities, classified as standard risk, which are recognized at Spanish entities or relate to transactions performed on behalf of residents in Spain which are recognized in the accounting records of foreign subsidiaries, and has applied a range of required allowances to each category.

c.	Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized .

However, the coverage of the Group’s losses arising from credit risk must also meet the requirements of IFRSs and, therefore, the Group checks the allowances for credit losses calculated as described above with those obtained from internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

The Group’s internal models determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

The amount of an impairment loss incurred on these debt instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default. These parameters are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.e).

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

For the purpose of calculating the incurred loss, PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment to the cycle of the aforementioned factors (PD and LGD) and historical experience and other specific information that reflects current conditions.

At December 31, 2014, the estimated losses arising from credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

iii.	Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments - Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized , in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments - Available-for-sale financial assets in the case of equity instruments).

iv.	Equity instruments carried at cost

The amount of the impairment losses on equity instruments carried at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Balances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognized as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal.

Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of March 27. The main appraisal companies and agencies with which the Group worked in Spain in 2014 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Subsequent to initial recognition, the Group measures its non-current assets at the lower of their fair value less costs to sell and their carrying amount. The Group measures foreclosed property assets located in Spain by taking into consideration the appraisal value on the date of foreclosure and the length of time each asset has been recognized in the balance sheet. Property assets under construction are measured taking into account the current situation of the property, not the final value. In addition, in order to check at the end of each reporting period that the measurement made using the aforementioned criteria does not differ from fair value, the Group requests an independent expert to perform an appraisal.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized .

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic actuarial models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognized in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognized, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

•	Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•	The carrying amount recognized in the consolidated balance sheet of its insurance contract liabilities (see Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealized gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Provision for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)	Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalization system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•	Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•	Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use –including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases– are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate

Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.	Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

iii.	Assets leased out under an operating lease

Property, plant and equipment - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l)	Accounting for leases

i.	Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognize a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.
In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to Interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

iii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyze, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•	If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

•	If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•	The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized .

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net)—Goodwill and other intangible assets in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets (net) in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see Note 2.k).

Internally developed computer software

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.

n)	Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•	Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realizable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realizable value and other impairment losses are recognized as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognized in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognized and recognized as an expense in the period in which the revenue from their sale is recognized.

•	Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

ñ)	Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

o)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

•	Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

•	Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized . Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (see Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

•	Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2014 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•	The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavorable to the issuer.

•	The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted directly from equity.

Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares, is directly added to or deducted from equity.

r)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognizes in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

s)	Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. Any interest that may have been recognized in the consolidated income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, this interest is recognized as a reversal of the related impairment losses. Interest whose recognition in the consolidated income statement has been suspended is accounted for as interest income, when collected, on a cash basis.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

•	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

•	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

t)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortized cost (described in Note 2.g above).

The provisions made for these transactions are recognized under Provisions—Provisions for contingent liabilities and commitments in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

u)	Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognized under Fee and commission income in the consolidated income statement.

Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.

v)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognized under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized , at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognizes under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•	They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognizes its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognized as follows:

•	Service cost is recognized in the consolidated income statement and includes the following items:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

•	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

•	Any gain or loss arising from plan settlements is recognized under Provisions (net).

•	Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

•	The remeasurement of the net defined benefit liability (asset) is recognized in equity under Valuation adjustments and includes:

•	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

w)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognized under Provisions (net) in the consolidated income statement (see Note 25).

x)	Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

y)	Income tax

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

aa) Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

ab) Consolidated statements of recognized income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognized temporarily in consolidated equity under Valuation adjustments.

c.	The net amount of the income and expenses recognized definitively in consolidated equity.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated recognized income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

ac) Statements of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.	Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.

c.	Other changes in equity: includes the remaining items recognized in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

3.	Santander Group

a)	Banco Santander, S.A. and international Group structure

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Colombia

In December 2011 the Group entered into an agreement with the Chilean group Corpbanca to sell its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial; Santander Investment Colombia S.A.; Santander Investment Trust Colombia S.A., Sociedad Fiduciaria and Agencia de Seguros Santander, Ltda.).

Following the obtainment of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 the Group sold its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country to the Corpbanca Group for a total of USD 1,229 million (EUR 983 million), giving rise to a gain of EUR 619 million which was recognized by the Group under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2012 (see Note 49).

ii. Grupo Financiero Santander México, S.A.B. de C.V.

In August 2012 the Group announced its intention to file prospectuses with the Mexican National Banking and Securities Commission (CNBV) and the US Securities and Exchange Commission for the placement of shares of the subsidiary Grupo Financiero Santander México, S.A.B. de C.V. in the secondary market.

The public offering for 1,469,402,029 series B shares of Grupo Financiero Santander México, S.A.B. de C.V. was completed on September 26, 2012. The transaction was made up of a Mexican tranche, consisting of shares, and an international tranche, including the United States, consisting of American Depositary Shares (ADSs) representing five shares each.

The share placement was priced at MXN 31.25 (USD 2.437) per share.

Also, the underwriters involved in the offering were granted an option, exercisable before October 25, to purchase an additional 220,410,304 shares.

Once the global offering had been completed and the underwriters had exercised their options, the percentage sold was 24.9%, which gave rise to increases of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments—Exchange differences in 2012.

iii. Bank Zachodni WBK S.A.

In August 2012 Bank Zachodni WBK S.A. performed a capital increase amounting to PLN 332 million (EUR 81 million) which was not subscribed by the Group, giving rise to reductions of EUR 12 million in Reserves and EUR 5 million in Valuation adjustments, and to an increase of EUR 93 million in Non-controlling interests, considering the Group’s effective ownership interest in the entity. Following the aforementioned transaction, the Group held 94.23% of the entity’s share capital.

iv. Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.

On February 28, 2012, the Group announced that Banco Santander, S.A. and KBC Bank NV (KBC) had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., respectively, following which the Group would control approximately 76.5% of the entity resulting from the merger and KBC 16.4%, with the remaining 7.1% being owned by non-controlling interests. Also, the Group undertook to place a portion of its ownership interest among investors and to acquire up to 5% of the entity resulting from the merger in order to help KBC to reduce its holding in the merged entity to below 10%. KBC’s objective is to dispose of its entire investment in order to maximize its value.

It was agreed to carry out the transaction through a capital increase at Bank Zachodni WBK S.A., whose new shares would be offered to KBC and the other shareholders of Kredyt Bank S.A. in exchange for their shares in Kredyt Bank S.A. The related exchange ratio was established at 6.96 shares of Bank Zachodni S.A. for every 100 shares of Kredyt Bank S.A.

In the first few days of 2013, following obtainment of the related authorization from the Polish financial regulator (KNF), the aforementioned transaction was carried out. As a result, the Group controlled approximately 75.2% of the post-merger entity and KBC controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. This transaction gave rise to an increase of EUR 1,037 million in Non-controlling interests – EUR 169 million as a result of the acquisition of control of Kredyt Bank S.A. and EUR 868 million as a result of the reduction in the percentage of ownership of Bank Zachodni WBK S.A.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks	351
Loans and receivables - Loans and advances to customers (*)	6,767
Available-for-sale assets	2,547
Other assets (**)	692

Total assets	10,357

Deposits from credit institutions	1,414
Customer deposits	7,620
Other liabilities	642

Total liabilities	9,676

Net asset value	681

Non-controlling interests	(169)

Cost of investment	838

Goodwill at January 2013 (***)	326

(*)	EUR 122 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified intangible assets amounting to EUR 51 million.
(***)	Belongs to the Bank Zachodni WBK S.A. cash-generating unit (see Note 17).

On March 22, 2013, Banco Santander, S.A. and KBC completed the placement of all the shares owned by KBC and 5.2% of the share capital of Bank Zachodni WBK S.A. held by the Group in the market for EUR 285 million, which gave rise to an increase of EUR 292 million in Non-controlling interests.

Following these transactions, the Group held 70% of the share capital of Bank Zachodni WBK S.A. and the remaining 30% was held by non-controlling interests.

v. Agreement to purchase Royal Bank of Scotland branch offices

In August 2010 Santander UK plc announced that it had entered into an agreement to acquire the portion of the banking business carried on by Royal Bank of Scotland (RBS) through its branches in England and Wales and the NatWest network in Scotland, as well as certain SME and corporate banking centers.

On October 12, 2012, the Group announced that the agreement had become null and void due to the foreseeable breach of the terms and conditions thereof by the agreed deadline (February 2013).

vi. Merger by absorption of Banesto and Banco Banif

On December 17, 2012, Banco Santander, S.A. announced that it had resolved to approve the plan for the merger by absorption of Banco Español de Crédito, S.A. (Banesto) and Banco Banif, S.A. Unipersonal as part of the restructuring of the Spanish financial sector.

On January 9, 2013, the boards of directors of Banco Santander, S.A. and Banesto approved the common draft terms of merger. Also, on January 28, 2013, the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. Unipersonal approved the related common draft terms of merger. The draft terms of merger were approved by the shareholders of Banco Santander, S.A. and Banesto at the annual general meetings held on March 22 and 21, respectively.

On April 29, 2013, pursuant to the common draft terms of merger and the resolutions of the annual general meetings of the two companies, Banco Santander, S.A. announced the regime and procedure for the exchange of shares of Banesto for shares of Banco Santander, S.A. Banco Santander, S.A. exchanged the Banesto shares for treasury shares at a ratio of 0.633 shares of Banco Santander, S.A., of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without any additional cash payment. As a result of this exchange, Non-controlling interests fell by EUR 455 million.

On May 3, 2013, the public deed of the merger by absorption of Banesto, which was extinguished, was registered at the Cantabria Mercantile Registry. Also, on April 30 the public deed of the merger by absorption of Banco Banif, S.A. Unipersonal was executed, and this entity was extinguished. The public deed was registered at the Cantabria Mercantile Registry on May 7, 2013.

vii. Insurance business in Spain

On 20 December 2012, the Group announced that it had reached an agreement with Aegon to strengthen the bancassurance business in Spain. The agreement does not affect savings, health and vehicle insurance, which continue to be managed by Santander.

In June 2013, having obtained the relevant authorizations from the Directorate-General of Insurance and Pension Funds and from the European competition authorities, Aegon acquired a 51% ownership interest in the two insurance companies created by the Group for these purposes, one for life insurance and the other for general insurance (currently Aegon Santander Vida Seguros y Reaseguros, S.A. and Aegon Santander Generales Seguros y Reaseguros, S.A.), for which it paid EUR 220 million, thereby gaining joint control together with the Group over the aforementioned companies. The agreement also includes payments to Aegon that are deferred over two years and amounts receivable by the Group that are deferred over five years, based on the business plan.

The aforementioned agreement included the execution of a 25-year distribution agreement for the sale of insurance products through the commercial networks in Spain, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of EUR 385 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2013 (EUR 270 million net of tax), of which EUR 186 million related to the fair value recognition of the 49% ownership interest retained by the Group.

viii. Agreement with Elavon Financial Services Limited

On October 19, 2012, Banco Santander, S.A. announced that it had entered into an agreement with Elavon Financial Services Limited to jointly develop the payment services business in Spain through point-of-sale credit and debit card terminals at merchants.

This transaction involved the creation of a joint venture, 51% owned by Elavon and 49% owned by Santander, to which Santander Group transferred its aforementioned payment services business in Spain (excluding the former Banesto).

The transaction was completed in the first half of 2013 and generated a gain of EUR 122 million (EUR 85 million net of tax).

ix. Agreement with Warburg Pincus and General Atlantic

On May 30, 2013, the Group announced that it had entered into an agreement with subsidiaries of Warburg Pincus and General Atlantic to foster the global development of its asset management unit, Santander Asset Management (SAM). According to the terms and conditions of the agreement, Warburg Pincus and General Atlantic would together own 50% of the holding company which would comprise the Group’s eleven management companies, mainly in Europe and Latin America, while the other 50% would be held by the Group.

The purpose of the alliance was to enable SAM to improve its ability to compete with the large independent international management companies, and the businesses to be strengthened included asset management in the global institutional market, with the additional advantage of having knowledge and experience in the markets in which the Group is present. The agreement also envisaged the distribution of products managed by SAM in the countries in which the Group has a commercial network for a period of ten years, renewable for five additional two-year periods, for which the Group would receive commissions at market rates, thus benefiting from broadening the range of products and services to offer its customers. SAM would also distribute its products and services internationally, outside the Group’s commercial network.

Since the aforementioned management companies belonged to different Group companies, prior to the completion of the transaction a corporate restructuring took place whereby each of the management companies was sold by its shareholders, for its fair value, to SAM Investment Holdings Limited (SAM), a holding company created by the Group. The aggregate value of the management companies was approximately EUR 1,700 million.

Subsequently, in December 2013, once the required authorizations had been obtained from the various regulators, the agreement was executed through the acquisition of a 50% ownership interest in SAM’s share capital by Sherbrooke Acquisition Corp SPC (an investee of Warburg Pincus and General Atlantic) for EUR 449 million. At that date, SAM had financing from third parties amounting to EUR 845 million. The agreement included deferred contingent amounts payable and receivable for the Group based on the achievement of the business plan targets over the coming five years.

Also, the Group entered into a shareholders agreement with the aforementioned shareholders regulating, inter alia, the taking of strategic, financial, operational and other significant decisions regarding the ordinary management of SAM on a joint basis. Certain restrictions on the transferability of the shares were also agreed, and a commitment was made by the two parties to retain the shares for at least 18 months. Lastly, Sherbrooke Acquisition Corp SPC will be entitled to sell to the Group its ownership interest in the share capital of SAM at market value on the fifth and seventh anniversaries of the transaction, unless a public offering of SAM shares has taken place prior to those dates.

Following these transactions, at the end of 2013 and 2014 the Group held a 50% ownership interest in SAM and controlled this company jointly with the aforementioned shareholders (see Note 13).

As a result of the above-mentioned transaction, the Group recognized a gain of EUR 1,372 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2013 (see Note 49), of which EUR 671 million related to the fair value of the 50% ownership interest retained by the Group.

x. Sale of Altamira Asset Management

On November 21, 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the loan recovery activities of Banco Santander, S.A. in Spain and for managing and marketing the properties relating to this activity (Altamira Asset Management, S.L.).

On January 3, 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million, giving rise to a net gain of EUR 385 million, which was recognized at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo.

xi. Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4.23% related to the holding sold by the Group. Following this sale, the Group held 60.74% of the share capital of SCUSA (December 31, 2014: 60.46%). Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA- also reduced their holdings.

Following the placement, since the ownership interests of the aforementioned shareholders were reduced to below certain percentages established in the shareholders agreement previously entered into with the Group by the shareholders, the agreement was terminated, pursuant to the terms and conditions established therein. This entailed the termination of the agreements which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to the aforementioned change of control, the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now recognizes its investment in SCUSA using the full consolidation method and, at the date of obtainment of control, it included each of SCUSA’s assets and liabilities in its consolidated balance sheet at their fair value.

The Group did not make any disbursement in relation to this change of control and, therefore, goodwill was determined by reference to the fair value of SCUSA implicit in the public offering. The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros

Cash and balances with central banks	1,185
Financial assets held for trading	22
Loans and receivables - Loans and advances to customers (*)	16,113
Tangible assets	1,636
Intangible assets (**)	503
Other assets	1,172

Total assets	20,631

Deposits from credit institutions	6,191
Marketable debt securities and other financial liabilities (***)	11,256
Provisions	11
Other liabilities	935

Total liabilities	18,393

Net asset value	2,238

Non-controlling interests	(879)

Fair value of employee share option plans	(94)

Fair value of previously held investment	3,747

Goodwill	2,482

(*)	The estimate of fair value included gains of EUR 18 million.
(**)	The valuation work identified the following intangible assets additional to those already existing:

•	Relationships with dealer networks amounting to EUR 429 million with an average amortization period of approximately 17 years.

•	Trademarks amounting to EUR 37 million.

(***)	In the estimate of fair value, the value of marketable debt securities increased by EUR 117 million.

In order to determine the fair value of loans and receivables, the loans and receivables were segregated into portfolios of loans with similar features and for each portfolio the present value of the cash flows expected to be received was calculated on the basis of the estimated future losses and prepayment rates.

The goodwill is attributable to the capability and experience of SCUSA’s employees and management team.

As a result of the aforementioned transaction, the Group recognized a gain net of tax of EUR 730 million at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014 (see Notes 27 and 49), of which EUR 688 million relate to the recognition at fair value of the ownership interest held by the Group.

Had the business combination taken place on January 1, 2014, the results contributed to the Group by SCUSA would not have varied significantly from those recognized in the consolidated income statement for 2014.

xii. Agreement with El Corte Inglés

On October 7, 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On February 27, 2014, following the obtainment of the relevant regulatory and competition authorizations, the acquisition was completed. Santander Consumer Finance, S.A. paid EUR 140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables - Loans and advances to customers	1,291
Intangible assets	2
Other assets	22

Total assets	1,344

Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290

Total liabilities	1,132

Net asset value	212

Non-controlling interests	(104)

Consideration paid	140

Goodwill	32

The foregoing values are based on the information available at that date and they may be adjusted in the next month, as provided for in IFRS 3.

In 2014 Financiera El Corte Inglés E.F.C., S.A. contributed EUR 26 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed would not have varied significantly.

xiii. Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H., S.A.

On April 7, 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (“Getnet”). The transaction was completed on July 31, 2014 and the price was set at BRL 1,156 million (approximately EUR 383 million), giving rise to goodwill of EUR 229 million, which was included in the Banco Santander (Brazil) cash-generating unit (see Note 17).

Among the agreements reached, the Group has granted a put option to the non-controlling shareholders of Santander Getnet Serviços para Meios de Pagamento S.A. on all the shares held by them (11.5% of the share capital of this company). The Group recognized the corresponding liability amounting to EUR 308 million with a charge to equity.

In 2014 Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. contributed EUR 11 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed to the Group in 2014 would have been approximately EUR 21 million.

xiv. Banco Santander (Brasil) S.A.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that undertook to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds. This transaction did not give rise to any change in the Group’s equity.

The delivery of the aforementioned shares took place on November 7, 2013.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On April 28, 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not then owned by the Group, which represented approximately 25% of the share capital of Banco Santander (Brasil) S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, the Bank requested that its shares be listed on the São Paulo Stock Exchange in the form of BDRs.

The offer was voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. were not obliged to participate, and it was not conditional upon a minimum acceptance level. The consideration offered, following the adjustment made as a result of the application of the Santander Dividendo Elección scrip dividend scheme in October 2014, consisted of 0.7152 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.3576 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

The bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil) S.A. Accordingly, the Group’s ownership interest in Banco Santander (Brasil) S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general meeting held on September 15, 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date. The aforementioned transaction gave rise to an increase of EUR 185 million in Share capital, EUR 2,372 million in Share premium and EUR 15 million in Reserves, and a reduction of EUR 2,572 million in Non-controlling interests.

The shares of Banco Santander (Brasil) S.A. continue to be listed on the São Paulo and New York stock exchanges.

xv. Agreement with CNP

On July 10, 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network.

In December 2014, after the regulatory authorizations had been obtained, CNP paid EUR 297 million to acquire 51% of the share capital of the three aforementioned insurance companies and, therefore, control thereof. The agreement also includes deferred payments to CNP in 2017 and 2020, and deferred amounts receivable by the Group in 2017, 2020 and 2023, based on the business plan.

The aforementioned agreement included the execution of a 20-year retail agreement, renewable for five-year periods, for the sale of life and non-life insurance products through the Santander Consumer Finance network, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of EUR 413 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 207 million related to the fair value recognition of the 49% ownership interest retained by the Group.

xvi. Metrovacesa, S.A.

On December 19, 2012, the creditor entities that had participated in a debt restructuring agreement for the Sanahuja Group, under which they received shares of Metrovacesa, S.A. as dation in payment for that group’s debt, announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and they voted in favor of this at the general meeting held for this purpose on January 29, 2013. Following the approval of the delisting and the public takeover offer at the Metrovacesa, S.A. general meeting, the entities made a delisting public takeover offer of EUR 2.28 per share to the Metrovacesa, S.A. shareholders that had not entered into the agreement. The Group participated in the delisting public takeover offer by acquiring an additional 1.953% of Metrovacesa, S.A. for EUR 44 million.

Following this transaction, at December 31, 2013, the Group held an ownership interest of 36.82% in the share capital of Metrovacesa, S.A.

On December 23, 2014, the Group acquired 19.07% of Metrovacesa, S.A. from Bankia, S.A. for EUR 98.9 million, as a result of which its stake increased to 55.89%, thus obtaining control over this company.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and receivables	256
Tangible assets (*)	3,522
Deferred tax assets	364
Other assets (**)	1,181

Total assets	5,323

Deposits from credit institutions	3,359
Deferred tax liabilities	382
Other liabilities	226

Total liabilities	3,967

Net asset value	1,356

Non-controlling interests	(598)

Consideration paid plus fair value of the previously held investment	598

Gain on the acquisition	160

Effect of the fair value recognition of the previously held investment on profit or loss	(143)

Net effect recognized in profit or loss	17

(*)	Relating mainly to leased assets recognized at fair value by the acquiree and recognized under Tangible assets - Investment property.
(**)	Including mainly Inventories. The estimate of fair value includes gains of EUR 268 million.

The foregoing values are based on the information available at that date and they may be adjusted in the next eleven months, as provided for in IFRS 3.

The fair value of the investment held was calculated using the fair value of the net assets and liabilities at the acquisition-date fair value.

The measurement at fair value of the investment held prior to the acquisition of control had an adverse effect of EUR 143 million on profit or loss. Consequently, the aforementioned transaction gave rise to the recognition of a gain of EUR 17 million in the consolidated income statement.

The results contributed by Metrovacesa, S.A. until December 23, 2014, the date of the business combination, are broken down in Note 41.

xvii. Agreement with GE Capital

On June 23, 2014, the Group announced that Santander Consumer Finance, S.A., the Group’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately EUR 693 million (SEK 6,408 million). On November 6, 2014, following the obtainment of the relevant authorizations, the acquisition was completed.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	28
Loans and advances to credit institutions	179
Loans and receivables - Loans and advances to customers (*)	2,099
Other assets	62

Total assets	2,368

Deposits from credit institutions	1,159
Customer deposits	769
Subordinated liabilities	81
Other liabilities	74

Total liabilities	2,083

Net asset value	285

Consideration paid	693

Goodwill	408

(*)	In estimating their fair value, the value of the loans was reduced by EUR 75 million.

The foregoing values are based on the information available at that date and they may be adjusted in the next ten months, as provided for in IFRS 3.

In 2014 this business contributed EUR 8 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed to the Group in 2014 would have been approximately EUR 94 million.

xviii. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement for the operation of the vehicle financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included. The transaction is subject to approval by the relevant regulatory and competition authorities.

In January 2015 the relevant regulatory authorizations were obtained for the commencement of activities in France and the United Kingdom.

xix. Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, with this business valued at EUR 975 million. The remaining 50% will be retained by the Group. The sale is subject to the obtainment of the relevant regulatory authorizations which, in accordance with the agreement, should be obtained in the first half of 2015.

xx. Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing, for CAD 298 million (approximately EUR 210 million -at the date of the announcement). The board of directors of Carfinco and its shareholders approved the transaction, that was completed on March 6, 2015.

c) Off-shore entities

At the reporting date, under current Spanish legislation, the Group had eleven subsidiaries resident in off-shore territories, although these territories are not considered to be tax havens as defined by the OECD. Two of these subsidiaries are currently in liquidation and, over the next few years, five more subsidiaries are expected to be liquidated (two issuers and three substantially inactive or inactive companies).

Following these planned disposals, the Group would have a total of four off-shore subsidiaries, with 126 employees, mainly in Jersey and the Isle of Man:

•	Abbey National International Limited in Jersey, which engages mainly in remote banking for British customers, who are offered traditional savings products.

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

•	ALIL Services Limited (Isle of Man), currently providing substantially reduced services.

It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to Santander Group.

The four subsidiaries referred to above contributed a profit of approximately EUR 14 million to the Group’s consolidated profit in 2014.

Also, the Group has five branches: three in the Cayman Islands, one in the Isle of Man and one in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective foreign parents.

Spain will foreseeably enter into information exchange agreements with the Cayman Islands, the Isle of Man, Jersey and Guernsey and, accordingly, these territories would cease to be tax havens under Spanish law and, consequently, the Group would no longer have any entities in off-shore territories. In addition, these jurisdictions have successfully passed the evaluations conducted by the Global Forum on Transparency and Exchange of Information for Tax Purposes, and are not considered to be tax havens by the OECD.

Also, from Brazil the Group controls a securitization company called Brazil Foreign Diversified Payment Rights Finance Company (in liquidation) and it manages a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and from the UK it manages a protected cell company in Guernsey called Guaranteed Investment Product 1 PCC Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asia Bridge Fund I LLC in Mauritius, Olivant Limited in Guernsey and JC Flowers in the Cayman Islands.

The Group also has five subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK (one of these subsidiaries is expected to be liquidated in 2015).

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units.

4.	Distribution of the Bank’s profit, Shareholder remuneration scheme and Earnings per share

a)	Distribution of the Bank’s profit and Shareholder remuneration scheme

The distribution of the Bank’s net profit for 2014 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros

Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the first, second and third interim dividend -EUR 799 million- and from the shareholders which are expected to opt to receive in cash remuneration equivalent to the final dividend (EUR 337 million):	1,136
Of which:
Distributed at December 31, 2014 (*)	471
Third interim dividend Fourth interim dividend (**)	328 337

To voluntary reserves	299

Net profit for the year	1,435

(*)	Recognized under Shareholders’ equity - Dividends and remuneration.
(**)	Assuming a percentage of cash requests of 16%. If the amount used to acquire rights from shareholders opting to receive in cash the remuneration equivalent to the final dividend were less than the figure indicated, the difference would be automatically allocated to increase voluntary reserves. Otherwise, the difference would be deducted from the amount allocated to increase voluntary reserves.

In addition to the EUR 1,136 million indicated above, EUR 4,817 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 28, 2014, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the first, second and third interim dividends out of 2014 profit in cash or new shares.

Similarly, within the framework of the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which will be submitted for approval by the annual general meeting, the Bank will offer shareholders the possibility of opting to receive an amount equivalent to the final dividend for 2014 in cash or new shares. The Bank’s directors consider that 84% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 1,772 million in shares.

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2014.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity (see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/14	12/31/13	12/31/12
Profit attributable to the Group (millions of euros)	5,816	4,175	2,283
Remuneration of contingently convertible preference shares (millions of euros)	(131)	—	—

	5,685	4,175	2,283
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(26)	(15)	70
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,711	4,190	2,213
Weighted average number of shares outstanding	11,858,689,721	10,836,110,583	9,451,734,994
Assumed conversion of convertible debt	—	—	314,953,901

Adjusted number of shares	11,858,689,721	10,836,110,583	9,766,688,895

Basic earnings per share (euros)	0.48	0.39	0.23

Basic earnings per share from discontinued operations (euros)	(0.00)	(0.00)	0.01

Basic earnings per share from continuing operations (euros)	0.48	0.39	0.22

ii.	Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity (see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	12/31/14	12/31/13	12/31/12
Profit attributable to the Group (millions of euros)	5,816	4,175	2,283
Remuneration of contingently convertible preference shares (millions of euros)	(131)	—	—
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	5,685	4,175	2,283
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(26)	(15)	70
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,711	4,190	2,213
Weighted average number of shares outstanding	11,858,689,721	10,836,110,583	9,451,734,994
Assumed conversion of convertible debt	—	—	314,953,901
Dilutive effect of options/rights on shares	29,829,103	51,722,251	66,057,677

Adjusted number of shares	11,888,518,824	10,887,832,834	9,832,746,572

Diluted earnings per share (euros)	0.48	0.38	0.23

Diluted earnings per share from discontinued operations (euros)	(0.00)	(0.00)	0.01

Diluted earnings per share from continuing operations (euros)	0.48	0.38	0.22

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2014 by the annual general meeting, as for 2013, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their attendance of board meetings, their membership of the various committees, their attendance of committee meetings and any other objective circumstances considered by the board.

The total bylaw-stipulated emoluments earned by the directors in 2014 amounted to EUR 4.4 million (2013: EUR 4.3 million).

Annual emolument

The amounts received individually by the directors in 2014 and 2013 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2014	2013
Members of the board of directors	84,954	84,954
Members of the executive committee	170,383	170,383
Members of the audit committee	39,551	39,551
Members of the appointments committee (1)	23,730	23,730
Members of the remuneration committee (1)	23,730	23,730
Members of the risk supervision, regulation and compliance committee (2)	20,697	—
Chairman of the risk supervision, regulation and compliance committee (2)	26,164	—
Non-executive deputy chairmen (3)	28,477	28,477

(1)	In 2014 the former appointments and remuneration committee was divided into two, namely the appointments committee and the remuneration committee. The amount indicated relates to the entire year, the corresponding proportional part for each case having been paid.
(2)	Held its first meeting on July 23, 2014.
(3)	In 2013 the total amount of EUR 28,477 was paid to Mr Guillermo de la Dehesa and Mr Manuel Soto Serrano in proportion to the time during which each held office in the year.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings -excluding executive committee meetings, for which no attendance fees have been established- have remained unchanged since 2008.

Board meeting attendance fees	Euros
2008-2014
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Executive risk committee, audit committee and risk supervision, regulation and compliance committee
Resident directors	1,650
Non-resident directors	1,335
Other committees (except the executive committee)
Resident directors	1,270
Non-resident directors	1,028

ii.	Salaries

Fixed remuneration

The executive directors’ gross annual salary for 2014 and 2013 was as follows:

	Thousands of euros
	2014	2013
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)
Chief executive officer of Santander UK	1,392	2,005
Chair	833	—
Mr Matías Rodríguez Inciarte	1,710	1,710
Mr Juan Rodríguez Inciarte	1,200	987
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos (2)	930	1,344
Mr Javier Marín Romano (3)
Executive vice president	—	267
Chief executive officer	2,000	1,333
Mr Alfredo Sáenz Abad (4)	—	—

Total	8,065	7,646

(1)	As indicated in the annual remuneration report for 2013, which was approved, on a consultation basis, by the Bank’s annual general meeting on March 28, 2014, the gross annual salary that corresponded to her in 2014 for her duties as chief executive officer of Santander UK amounted to GBP 1,702 thousand (EUR 2,005 thousand, considering the average exchange rate for 2013). Following her designation as chair of Banco Santander on September 10, 2014, this amount was revised to reflect her new responsibilities and was established at EUR 2.5 million.

The amounts in euros in the above table for 2014 include the portion relating to her duties as chief executive officer of Santander UK and the portion relating to her duties as chair of the Group.

(2)	Ceased to be a member of the board due to his death on September 9, 2014.
(3)	The amount actually received in 2013 was EUR 1,600 thousand, which is the sum of his remuneration as executive vice president of the Bank for the first four months of the year (EUR 267 thousand) and his remuneration as chief executive officer for the remaining eight (EUR 1,333 thousand). Ceased to be a member of the board on January 12, 2015.
(4)	Retired from the board on April 29, 2013. The gross salary received until that date is shown, together with his other remuneration, in section iii) below.

Variable remuneration

In 2013 the variable remuneration was instrumented through a deferred conditional variable remuneration plan (bonus) payable partly in cash and partly in shares and deferred over a three-year period. In 2014 the board, at the proposal of the appointments and remuneration committee, included in this variable remuneration a multiannual component consisting of a new long-term incentive (performance share plan, “ILP” – see Note 47 for terms and conditions) based on the performance of certain variables of the Bank over the above period.

Bonus

The maximum variable remuneration (bonus) of the executive directors for 2014 and 2013 approved by the board at the proposal of the appointments and remuneration committee (in 2014, the remuneration committee) was as follows:

	Thousands of euros
	2014	2013
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)
Chief executive officer of Santander UK	2,212	2,212
Chair	1,550	—
Mr Matías Rodríguez Inciarte	2,868	2,308
Mr Juan Rodríguez Inciarte	2,223	1,480
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	1,412
Mr Javier Marín Romano (2)
Executive vice president	—	500
Chief executive officer	3,966	2,000
Mr Alfredo Sáenz Abad	—	—

Total	12,819	9,912

(1)	The amounts in euros in the above table for 2014 include the portion relating to her duties as chief executive officer of Santander UK and the portion relating to her duties as chair of the Group.
(2)	The amounts in euros in the above table for 2013 include the portion relating to his duties as executive vice president for the first four months of the year and the portion relating to his duties as chief executive officer of the Bank for the remaining eight months.

The third and fourth cycles of the deferred conditional variable remuneration plan (bonus) were approved in 2013 and 2014 under the same payment terms as the first cycle of the plan (see Note 5.e), whereby payment of a portion of the variable remuneration for these years is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) is paid 50% in cash and 50% in shares.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

The following table shows the form of payment of the aforementioned variable remuneration for 2014 and 2013:

	Thousands of euros
	2014				2013
	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (1)	Deferred payment in shares (30%) (1)	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (2)	Deferred payment in shares (30%) (2)

Ms Ana Botín-Sanz de Sautuola y O’Shea (3)	752	752	1,129	1,129	442	442	664	664
Mr Matías Rodríguez Inciarte	574	574	860	860	462	462	692	692
Mr Juan Rodríguez Inciarte	445	445	667	667	296	296	444	444
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	282	282	424	424
Mr Javier Marín Romano	793	793	1,190	1,190	500	500	750	750
Mr Alfredo Sáenz Abad	—	—	—	—	—	—	—	—

Total	2,564	2,564	3,846	3,846	1,982	1,982	2,974	2,974

(1)	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(3)	In 2013, euro equivalent value of the original amount in pounds sterling.

The amounts of immediate and deferred payments in shares shown in the table above correspond to the following numbers of shares:

	Number of shares
	2014			2013
	Immediate payment	Deferred payment (1)	Total	Immediate payment	Deferred payment (2)	Total

Ms Ana Botín-Sanz de Sautuola y O’Shea	121,629	182,444	304,073	66,241	99,362	165,603
Mr Matías Rodríguez Inciarte	92,726	139,088	231,814	69,092	103,639	172,731
Mr Juan Rodríguez Inciarte	71,872	107,808	179,680	44,299	66,448	110,747
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	42,287	63,431	105,718
Mr Javier Marín Romano	128,225	192,338	320,563	74,850	112,275	187,125
Mr Alfredo Sáenz Abad	—	—	—	—	—	—

Total	414,452	621,678	1,036,130	296,769	445,155	741,924

(1)	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.

ILP 2014

The ILP for the executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 15% of the bonus.

The ILP thus established for each beneficiary is called the “Agreed ILP Amount”, and its accrual and its amount are linked to the degree of achievement of the multiannual targets established in the plan (see Note 47). The Agreed ILP Amount determines, for each executive director, the maximum number of shares that the director may, if appropriate, receive; this number was calculated taking into account the market price of the Santander share in the 15 trading sessions prior to January 16, 2015, which was EUR 6.186 per share.

Following is a detail of the maximum number of shares corresponding to each executive director and the estimated fair value of this variable remuneration:

	2014
	Fair value (thousands of euros) (1)	Maximum number of shares

Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	140	62,395
Mr Matías Rodríguez Inciarte	170	75,655
Mr Juan Rodríguez Inciarte	120	53,346
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	147	65,470

Total	577	256,866

(1)	Estimated fair value at the plan award date, taking into account various possible scenarios regarding Banco Santander’s TSR performance in relation to that of the benchmark group entities in the measurement periods.

The accrual of the ILP and its amount are conditional on the performance of Banco Santander’s TSR in relation to that of the entities in the benchmark group over a multiannual period. Thus, in 2016, 2017 and 2018, the amount, if any, to be received by each executive director under the ILP (the annual amount of the ILP) will be determined by applying to one third of the agreed amount of the ILP the percentage resulting from the performance of the TSR according to the table approved in the plan (see Note 47).

iii.	Detail by director

The detail, by Bank director, for 2014 and 2013 is provided below. The salaries of the executive directors shown in the table below correspond to the gross annual salary received and to the maximum amount of the bonus approved by the board as period remuneration, irrespective of the year of payment and of the amount which may ultimately be paid to the directors under the agreed deferred remuneration scheme. Also, the figures for 2014 include, for each director, the estimated fair value of the new long-term incentive (ILP), irrespective of the year of payment and of the amount which may ultimately be paid under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years.

	Thousands of euros
	2014																		2013
	Bylaw-stipulated emoluments									Salaries of executive directors							Other remuneration (c)	Total	Total (d)
	Annual emolument							Attendance fees
	Board	Executive committee	Audit and compliance committee	Appointments and remuneration committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance committee	Board	Other fees
										Fixed	Variable - immediate payment		Variable - deferred payment (a)		ILP (b)	Total
Directors											In cash	In shares	In cash	In shares
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea
Chief executive officer of Santander UK	85	170	—	—	—	—	—	29	2	1,392	442	442	664	664	140	3,744	448	4,478	4,840
Chair	—	—	—	—	—	—	—	—	—	833	310	310	465	465	—	2,383	—	2,383	—
Mr Matías Rodríguez Inciarte	85	170	—	—	—	—	—	38	158	1,710	574	574	860	860	170	4,748	175	5,375	4,729
Mr Guillermo de la Dehesa Romero (1)	113	170	40	19	4	4	—	38	48	—	—	—	—	—	—	—	—	438	394
Mr Rodrigo Echenique Gordillo (2)	85	170	12	19	4	4	21	36	152	—	—	—	—	—	—	—	23	527	493
Ms Sheila Bair (3)	79	—	—	—	—	—	21	23	7	—	—	—	—	—	—	—	—	129	—
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (4)	85	—	—	—	—	—	—	25	—	—	—	—	—	—	—	—	—	110	113
Ms Esther Giménez-Salinas i Colomer	85	—	—	—	—	—	—	36	—	—	—	—	—	—	—	—	—	121	114
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	—	—	21	38	8	—	—	—	—	—	—	—	—	152	115
Mr Juan Rodríguez Inciarte	85	—	—	—	—	—	—	38	87	1,200	445	445	667	667	120	3,543	184	3,937	2,830
Ms Isabel Tocino Biscarolasaga (5)	85	170	—	19	—	4	—	36	171	—	—	—	—	—	—	—	—	485	432
Mr Juan Miguel Villar Mir (6)	85	—	—	—	—	—	—	20	—	—	—	—	—	—	—	—	—	105	71
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos (7)	59	118	—	—	—	—	—	20	1	930	—	—	—	—	—	930	1	1,129	3,051
Mr Javier Marín Romano (8)
Executive vice president	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	767
Chief executive officer	85	170	—	—	—	—	—	36	3	2,000	793	793	1,190	1,190	147	6,113	54	6,460	3,574
Mr Fernando de Asúa Álvarez (9)	113	170	40	19	4	4	47	36	211	—	—	—	—	—	—	—	—	645	579
Mr Vittorio Corbo Lioi (10)	48	—	—	—	—	—	—	8	—	—	—	—	—	—	—	—	—	56	106
Mr Abel Matutes Juan (11)	85	—	40	—	4	—	—	28	26	—	—	—	—	—	—	—	—	183	169
Lord Burns (Terence) (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103
Mr Alfredo Sáenz Abad (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,899
Mr Manuel Soto Serrano (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	137

Total 2014	1,347	1,310	131	77	18	18	109	484	873	8,065	2,564	2,564	3,846	3,846	577	21,461	884	26,713	—	8.9%

Total 2013	1,415	1,308	158	103	—	—	—	468	874	8,880	1,982	1,982	2,974	2,974	—	18,792	1.398	—	24,517

(1)	Member of the audit committee and third deputy chairman since April 29, 2013.
(2)	Executive director since January 16, 2015.
(3)	Appointed director on January 27, 2014.
(4)	All the amounts received were repaid to the Fundación Marcelino Botín.
(5)	Member of the executive committee since April 29, 2013.
(6)	Board member since May 7, 2013.
(7)	Ceased to be a member of the board due to his death on September 9, 2014.
(8)	Member of the board and the executive committee since April 29, 2013. Retired from the board on January 12, 2015.
(9)	Retired from the board on February 12, 2015.
(10)	Retired from the board on July 24, 2014.
(11)	Retired from the board on February 18, 2015.
(12)	Retired from the board on December 31, 2013.
(13)	Retired from the board on April 29, 2013.
(a)	Maximum deferred bonus for the period approved by the board of directors at the related meetings.
(b)	Fair value of the ILP granted in 2014.
(c)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(d)	Includes the corresponding deferred variable remuneration.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made after March 18, 2002, accrues to the Group. In 2014 and 2013 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Two directors of the Bank received a total of EUR 295 thousand in 2014 as members of the boards of directors of Group companies (2013: EUR 1,184 thousand), the detail being as follows: Mr Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. and Mr Vittorio Corbo Lioi – who resigned as a director of the Bank with effect from July 24, 2014 – received EUR 253 thousand prior to his resignation, of which he received EUR 89 thousand as chairman and non-executive director of Banco Santander—Chile, EUR 156 thousand for advisory services provided to that entity and EUR 8 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

c)	Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

[1]	As provided for in the contracts of the executive directors and members of senior management prior to their modification, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr Matías Rodríguez Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum (i.e. in a single payment), which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.
[2]	In the case of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

Since 2013 the Bank makes annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum3.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the withholding tax on shares arising from such remuneration.

In 2013, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr Javier Marín Romano with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 80% of the sum of: (i) fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. Also, the pensionable base in relation to the death and permanent disability scheme provided for in his senior management contract became 100% of fixed annual remuneration. Under his senior management contract the annual contribution was 55% of his fixed remuneration, and the pensionable base in the event of death or disability was 80% of his fixed remuneration.

Following is a detail of the balances relating to each of the current executive directors under the welfare system at December 31, 2014 and 2013:

	Thousands of euros
	2014		2013

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	40,134		37,202
Mr Matías Rodríguez Inciarte	47,255		46,058
Mr Juan Rodríguez Inciarte	13,730		13,410
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	(2)	25,864
Mr Javier Marín Romano (3)	4,523		4,346
Mr Alfredo Sáenz Abad (4)	—		—

	105,642		126,880

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Following his death on September 9, 2014, a death benefit of the amount of the accumulated rights (EUR 26,498 thousand) is payable to the beneficiaries designated in the policy instrumenting the welfare system.
(3)	Ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract, opting to receive the annual pre-retirement emoluments to which he is entitled (EUR 800 thousand gross) in a single payment (EUR 10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Mr Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognized in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. As regards the deferred variable remuneration corresponding to Mr Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Mr Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met.

[3]

Mr Rodrigo Echenique, appointed executive director on 16 January 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favor by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director.

(4)	In April 2013, upon his retirement, Mr Alfredo Sáenz Abad requested payment of the pensions to which he was entitled in a lump sum (EUR 88.5 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 38.2 million relating to the net amount of the pension calculated taking into account the fixed remuneration, and EUR 12.2 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, and ii) the investment by Mr Sáenz of those EUR 12.2 million in Santander shares (2,216,082 shares), which were deposited at the Bank on a restricted basis until April 29, 2018.

The Group also has pension obligations to other directors amounting to EUR 18 million (December 31, 2013: EUR 18 million). The payments made in 2014 to the members of the board entitled to post-employment benefits amounted to EUR 1.2 million (2013: EUR 1.2 million), of which EUR 0.9 million relate to Mr Rodrigo Echenique Gordillo (appointed executive director on January 16, 2015).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2014 and 2013 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2014	2013

Ms Ana Botín-Sanz de Sautuola y O’Shea	2,140	1,443
Mr Matías Rodríguez Inciarte	—	—
Mr Juan Rodríguez Inciarte	718	609
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	2,126	2,006
Mr Alfredo Sáenz Abad	—	—

	4,984	4,058

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Insured sum (Thousands of euros)
	2014	2013

Ms Ana Botín-Sanz de Sautuola y O’Shea	7,500	6,000
Mr Matías Rodríguez Inciarte	5,131	5,131
Mr Juan Rodríguez Inciarte	2,961	2,961
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	2,400	2,400
Mr Alfredo Sáenz Abad	—	—

	17,992	16,492

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 1.4 million at December 31, 2014 (2013: EUR 1.4 million).

e)	Deferred variable remuneration systems

Following is information on the maximum number of shares to which the executive directors are entitled at the beginning and end of 2013 and 2014 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to prior years, as well as on the payments, in shares or in cash, made to them in 2013 and 2014 where the terms and conditions for the receipt thereof had been met (see Note 47):

i)	Mandatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), as deferred share-based variable remuneration in 2009, the executive directors acquired, prior to February 28, 2010, the number of Bank shares shown in the table below, corresponding to the third cycle of this plan. Executive directors who retain the shares acquired in the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment and where none of the following circumstances exist in the three-year period from the investment in the shares: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards, are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The conditions having been met for their receipt, in February 2013, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed above relating to the third cycle accrued to the executive directors, and this number is equal to the number of shares initially acquired by them.

Maximum number of shares to be delivered (2)
3rd cycle 2010-2012
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	18,446
Mr Matías Rodríguez Inciarte	25,849
Mr Juan Rodríguez Inciarte	15,142
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515
Mr Javier Marín Romano	11,092

91,044

(1)	The maximum number of shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	In addition, Mr Alfredo Sáenz Abad received 49,000 shares as a result of his participation in the third cycle of the aforementioned plan.

ii)	Performance share plan (Plan I13)

The table below shows the maximum number of options granted at January 1, 2013 to each executive director based on their participation in the I13 incentive plan (Plan I13) which instrumented a portion of the variable remuneration for 2010. As established in the plan, the number of shares received was determined by the degree of achievement of the targets to which the plan was tied, and the necessary minimum not having been reached, their options under the plan were cancelled.

	Options at January 1, 2013	Shares delivered in 2013 (number)	Options cancelled in 2013 (number)	Options at December 31, 2013	Grant date	Share delivery deadline
Plan I13
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	56,447	—	(56,447)	—	06-11-10	07-31-13
Mr Matías Rodríguez Inciarte	105,520	—	(105,520)	—	06-11-10	07-31-13
Mr Juan Rodríguez Inciarte	60,904	—	(60,904)	—	06-11-10	07-31-13
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—	(82,941)	—	06-11-10	07-31-13
Mr Alfredo Sáenz Abad (2)	228,445	—	(228,445)	—	06-11-10	07-31-13

	534,257	—	(534,257)	—

(1)	Without prejudice to the Banesto shares corresponding to Ms Ana Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto share-based incentive plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	Following his resignation on April 29, 2013, Mr Alfredo Sáenz Abad lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

iii)	Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and Group executives or employees whose variable remuneration or annual bonus for 2010 exceeded, in general, EUR 300,000 (gross) was approved by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus was deferred over a period of three years for it to be paid, where appropriate, in Santander shares. Application of this cycle, insofar as it entails the delivery of shares to the plan beneficiaries, was authorized by the annual general meeting held on June 11, 2010.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year.

The number of shares allocated to the executive directors for deferral purposes in 2010 and the shares delivered in 2013 (second third) and in February 2014 (third third), once the conditions for receiving them had been met, are as follows (the plan having been settled):

	Number of shares deferred on bonus for 2010 (2)	Number of shares delivered in 2013 (2nd third) (2)	Number of shares delivered in 2014 (3rd third) (2)
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	91,187	30,395	19,240
Mr Matías Rodríguez Inciarte	135,188	45,063	45,063
Mr Juan Rodríguez Inciarte	61,386	20,462	20,462
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448	31,448
Mr Javier Marín Romano	37,749	12,583	12,583

(1)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. Following the merger of Banesto with the Bank, 19,240 shares of the Bank were delivered in 2014, equal to the 30,395 shares of Banesto authorized by the annual general meeting.
(2)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr Francisco Luzón López retained the right to receive the shares corresponding to his participation in the plan, subject to compliance with the conditions established for them to be received. In both 2013 and 2014 he received 51,660 shares relating to the number of shares to which he was entitled as a result of the vesting of the second and third thirds of the deferred portion of his 2010 bonus.

Furthermore, Mr Alfredo Sáenz Abad ceased to discharge his duties as director on April 29, 2013. In accordance with the plan regulations, Mr Alfredo Sáenz Abad retained the right to receive the shares corresponding to his participation in the plan, subject to compliance with the conditions established for them to be received. In both 2013 and 2014 he received 104,150 shares relating to the number of shares to which he was entitled as a result of the vesting of the second and third thirds of the deferred portion of his 2010 bonus.

iv)	Deferred conditional variable remuneration plan

Since 2011, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the board of directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related annual general meetings.

The purpose of these plans is to defer a portion of the bonus of the beneficiaries thereof (60% in the case of executive directors) over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for each year.

The table below shows the number of Santander shares assigned to each executive director and not yet delivered at January 1, 2013, December 31, 2013 and December 31, 2014, and the gross shares delivered to them in 2013 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued. The shares resulted from each of the plans which instrumented the variable remuneration of 2011, 2012, 2013 and 2014, as shown in the following table:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2013	Shares delivered in 2013 (immediate payment 2012 variable remuneration)	Shares delivered in 2013 (deferred payment 2011 variable remuneration)	2013 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2013	Shares delivered in 2014 (immediate payment 2013 variable remuneration)	Shares delivered in 2014 (deferred payment 2012 variable remuneration)	Shares delivered in 2014 (deferred payment 2011 variable remuneration)	2014 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2014
2011 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	141,002	—	(47,001)	—	94,001	—	—	(47,001)	—	47,000
Mr Matías Rodríguez Inciarte	188,634	—	(62,878)	—	125,756	—	—	(62,878)	—	62,878
Mr Juan Rodríguez Inciarte	110,070	—	(36,690)	—	73,380	—	—	(36,690)	—	36,690
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	149,327	—	(49,776)	—	99,551	—	—	(49,776)	—	49,775
Mr Javier Marín Romano	77,882	—	(25,961)	—	51,921	—	—	(25,961)	—	25,960
Mr Francisco Luzón López (1)	196,494	—	(65,498)	—	130,996	—	—	(65,498)	—	65,498
Mr Alfredo Sáenz Abad (2)	371,049	—	(123,683)	—	247,366	—	—	(123,683)	—	123,683
	1,234,458	—	(411,487)	—	822,971	—	—	(411,487)	—	411,484
2012 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	174,790	(69,916)	—	—	104,874	—	(34,958)	—	—	69,916
Mr Matías Rodríguez Inciarte	207,648	(83,059)	—	—	124,589	—	(41,530)	—	—	83,059
Mr Juan Rodríguez Inciarte	121,165	(48,466)	—	—	72,699	—	(24,233)	—	—	48,466
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	109,879	(43,952)	—	—	65,927	—	(21,976)	—	—	43,951
Mr Javier Marín Romano	116,908	(58,454)			58,454	—	(19,485)	—	—	38,969
Mr Alfredo Sáenz Abad (2)	273,028	(109,211)	—	—	163,817	—	(54,605)	—	—	109,212
	1,003,418	(413,058)	—	—	590,360	—	(196,787)	—	—	393,573
2013 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	—	—	—	165,603	165,603	(66,241)	—	—	—	99,362
Mr Matías Rodríguez Inciarte	—	—	—	172,731	172,731	(69,092)	—	—	—	103,639
Mr Juan Rodríguez Inciarte	—	—	—	110,747	110,747	(44,299)	—	—	—	66,448
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	105,718	105,718	(42,287)	—	—	—	63,431
Mr Javier Marín Romano	—	—	—	187,125	187,125	(74,850)	—	—	—	112,275
	—	—	—	741,924	741,924	(296,769)	—	—	—	445,155
2014 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	—	—	—	304,073	304,073
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	231,814	231,814
Mr Juan Rodríguez Inciarte	—	—	—	—	—	—	—	—	179,680	179,680
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	—	—	—	—
Mr Javier Marín Romano	—	—	—	—	—	—	—	—	320,563	320,563
	—	—	—	—	—	—	—	—	1,036,130	1,036,130

(1)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him EUR 743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first, second and third thirds was paid in February 2013, 2014 and 2015, the requirements of the plan for the receipt thereof having been met. Upon each delivery of shares, he was paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección scrip dividend scheme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares, as well as the interest accrued on the amount deferred in cash.
(2)	Mr Alfredo Sáenz Abad ceased to discharge his duties as director on April 29, 2013. The deferred amounts, in cash (two gross payments of EUR 702 thousand each, relating to the deferred variable remuneration for 2011, and three of EUR 351 thousand each, relating to the deferred variable remuneration for 2012) and in shares (see table above), relating to the deferred variable remuneration for 2011 and 2012, have or will be paid to him on the corresponding maturity dates, together with the remuneration relating to the shares (dividends and amounts offered for the bonus share rights if the Santander Dividendo Elección scrip dividend scheme is applied) and the interest accrued on the cash amounts, subject to compliance with the requirements set forth in the related resolutions of the general meetings and the plans’ regulations, as well as all other terms set forth therein.

Furthermore, the table below shows the cash delivered in 2013 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2014			2013
	Cash paid (immediate payment 2013 variable remuneration)	Cash paid (third of deferred payment 2012 and 2011 variable remuneration)		Cash paid (immediate payment 2012 variable remuneration)	Cash paid (1st third deferred payment 2011 variable remuneration)
Ms Ana Botín-Sanz de Sautuola y O’Shea(1)	466	513		449	286
Mr Matías Rodríguez Inciarte	462	624		534	357
Mr Juan Rodríguez Inciarte	296	364		311	208
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	282	423		282	282
Mr Javier Marín Romano	500	272		376	147
Mr Francisco Luzón López	—	—	(2)	—	371
Mr Alfredo Sáenz Abad	—	—	(3)	702	702

	2,005	2,197		2,654	2,353

(1)	Euro equivalent value of the original amount in pounds sterling.
(2)	In 2014 he received EUR 371 thousand relating to the second third of the conditional deferred variable remuneration plan of 2011, the requirements for the accrual thereof having been met.
(3)	In 2014 he received EUR 1,053 thousand relating to the second and first thirds of the conditional deferred variable remuneration plans of 2011 and 2012, the requirements for the accrual thereof having been met.

v)	Performance share plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2014, as a result of their participation in the ILP (see Note 47).

Maximum number of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	62,395
Mr Matías Rodríguez Inciarte	75,655
Mr Juan Rodríguez Inciarte	53,346
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—
Mr Javier Marín Romano	65,470

Total	256,866

The accrual and amount of the ILP are conditional upon the performance of Santander’s TSR compared to that of the companies in the benchmark group over a multiannual period. Therefore, in 2016, 2017 and 2018 the amount to be received by each executive director in relation to the ILP (the ILP Annual Amount) will be determined by applying to the third of the ILP Agreed Amount the percentage relating to the performance of the TSR in accordance with the table approved in the plan (see Note 47).

The shares to be delivered on each ILP payment date, based on compliance with the related multiannual TSR target will be conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries as a result of actions performed in 2014: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was recognized :

	Thousands of euros
	2014			2013
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Mr Matías Rodríguez Inciarte	8	—	8	17	—	17
Mr Juan Rodríguez Inciarte	4,182	—	4,182	4,734	—	4,734
Mr Rodrigo Echenique Gordillo	317	—	317	650	—	650
Mr Javier Botín-Sanz de Sautuola y O’Shea	18	—	18	22	—	22
Mr Ángel Jado Becerro de Bengoa	1	—	1	7	—	7
Ms Isabel Tocino Biscarolasaga	7	—	7	20	—	20
Mr Vittorio Corbo Lioi	—	—	—	4	—	4
Mr Javier Marín Romano	723	—	723	707	—	707

	5,255	—	5,255	6,161	—	6,161

g)	Senior managers

Following is a detail of the remuneration, in terms of gross salary, maximum bonus amount and in 2014 fair value of the remuneration for participation in the ILP plan, approved for the Bank’s executive vice presidents (*) in 2014 and 2013:

	Number of persons (1)	Thousands of euros
		Salaries							Other remuneration (3)		Total
		Fixed	Variable - Immediate payment		Variable - Deferred payment (2)		ILP	Total
			In cash	In shares	In cash	In shares

2014	27	26,211	9,990	9,990	12,422	12,422	2,264	73,299	7,493	(4)	80,792
2013	28	26,040	9,521	9,521	9,588	9,588	—	64,257	8,416		72,673

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	Persons who at some point in the year occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meetings of March 22, 2013 and March 28, 2014 approved the third and fourth cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2013 and 2014 will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. The amount of the immediate payment in shares for 2014 relates to 1,514,738 Santander shares and 148,631 Banco Santander (Brasil) S.A. shares (2013: 1,331,781 Santander shares and 165,100 Banco Santander (Brasil) S.A. shares). The shares relating to the amount of the deferred payment in shares are shown in the table below.

(3)	Includes other remuneration items such as life insurance premiums totaling EUR 1,290 thousand (2013: EUR 1,499 thousand).
(4)	In addition, USD 6.9 million were paid in relation to the extraordinary taxation in the United States due to the transformation of the pension plans of Banco Santander, S.A.

The maximum amount of the ILP to which the executive vice presidents are entitled was set by the board of directors at a total of EUR 6,238 thousand (with a fair value of EUR 2,264 thousand). The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual TSR targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in thirds (to be received in 2016, 2017 and 2018).

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2014 and 2013 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/14		12/31/13

Deferred conditional delivery plan (2010)	—		482,495
Deferred conditional variable remuneration plan (2011)	637,995		1,480,251
Deferred conditional variable remuneration plan (2012)	1,014,196		1,660,832	(1)
Deferred conditional variable remuneration plan (2013)	1,412,164		1,341,718
Deferred conditional variable remuneration plan (2014)	1,857,841	(2)	—
ILP (2014)	1,008,398		—

(1)    For the executives who joined from Banesto, the Banesto shares were converted into Santander shares at EUR 0.633 per share.

(2)    In addition, at December 31, 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus)

In addition, at December 31, 2013 they were entitled to a maximum of 167,943 Banco Santander (Brasil) S.A. shares and to a maximum of 843,718 options on Banco Santander (Brasil) S.A. shares (343,718 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, commenced in July 2014, plus 500,000 under the share option plan approved in 2013, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2016). In 2014, 51,558 share options under the plan approved in 2011 were exercised and the remainder of these options were cancelled. All other options remained in force at December 31, 2014, in accordance with the terms and conditions of the corresponding plans.

In 2014 and 2013, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2014	2013

Third cycle - obligatory investment plan	—	275,325
Deferred conditional delivery plan (2010)	365,487	482,494	(1)
Deferred conditional variable remuneration plan (2011)	637,996	708,375	(2)
Deferred conditional variable remuneration plan (2012)	507,098	—

(1) In addition, 14,705 Banesto shares were delivered. (2) In addition, 50,159 Banesto shares were delivered.

As indicated in section c) of this Note, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2014 amounted to EUR 296 million (December 31, 2013: EUR 312 million).

The contracts of the senior executives who had not exercised the option referred to in Note 5.c) prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to EUR 154 million at December 31, 2014 (December 31, 2013: EUR 92 million).

Lastly, the net charge to the consolidated income statement amounted to EUR 20 million in 2014 (2013: EUR 19.7 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2014 to former directors of the Bank, other than those detailed in Note 5.c and below4, amounted to EUR 8.9 million (2013: EUR 7.2 million). Also, the post-employment benefits and settlements paid in 2014 to former executive vice presidents amounted to EUR 37.2 million (2013: EUR 21 million).

In 2014 a period provision of EUR 250 thousand was recognized in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including the insurance premiums for the supplementary surviving spouse/child and permanent disability benefits), and provisions of EUR 3,272 thousand were released in relation to former executive vice presidents (2013: period provisions of EUR 1,153 thousand and EUR 707 thousand were recognized , respectively).

[4]	In January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated taking into account the fixed remuneration and the bylaw-stipulated emoluments, and EUR 7.1 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until 23 January 2017 and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) pending delivery to Mr Luzón (subject to the same restriction period mentioned above and net of tax) subject to whether or not the variable remuneration giving rise to them finally accrued to him. Of these 1,061,602 shares, in January 2014 and in January 2015, 800,296 and 261,306 shares, respectively, were delivered to Mr Luzón, on the accrual of the variable remuneration giving rise to them, and have been deposited on a restricted basis until 23 January 2017.

Furthermore, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet at December 31, 2014 included EUR 91 million in respect of the post-employment benefit obligations to former directors of the Bank (December 31, 2013: EUR 93 million) and EUR 114 million corresponding to former executive vice presidents (2013: EUR 121 million).

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

•	Ms Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach or resignation before the age of 55. In any event, she will be entitled to an annual emolument equivalent to her fixed remuneration and 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 20% in the event of voluntary retirement before the age of 60.

•	Mr Juan Rodríguez Inciarte will be entitled to take pre-retirement for reasons other than breach or resignation. In that case, he will be entitled to an annual emolument equivalent to his fixed remuneration.

If Ms Ana Botín-Sanz de Sautuola y O’Shea or Mr Juan Rodríguez Inciarte take pre-retirement, they have the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

For his part, Mr Matías Rodríguez Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the externalized employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

j)	Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit.

However, should Mr Rodrigo Echenique Gordillo’s contract be terminated prior to January 1, 2018, unless it is terminated voluntarily or due to his death, permanent disability, or serious breach of his duties, he shall be entitled to receive compensation of twice his fixed salary.

If the Bank were to terminate her contract, Ms Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)	Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their investments and the investments of persons related to them in the share capital of companies whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Director	Corporate name	Number of shares	Functions
Ms Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. (*)	6,000,000	—
	Santander UK plc	—	Director (1)
Mr Matías Rodríguez Inciarte	Financiera El Corte Inglés, E.F.C., S.A.	—	Director (1)
Mr Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group. Inc.) Banco Popular Español, S.A.	19,546 2,789	— —
Mr Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Bank of America Corporation	12,000	—
	Mitsubishi UFJ Financial Group	17,500	—
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Deputy chairman (1)
	Banco Santander International	—	Director (1)
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	7,929,853	—
Ms Esther Giménez-Salinas i Colomer	Gawa Capital Partners SL	—	Director (1)
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (2)	1,774,000	—
Mr Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A. (3)	1,118	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	9,348	—
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos (4)	Bankinter, S.A. (5) Bank of America Corporation	330,314 560	— —
Mr Javier Marín Romano (6)	Allfunds Bank, S.A.	—	Director (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking s.p.a.	—	Chairman (1)
Mr Abel Matutes Juan (7)	Banco Bilbao Vizcaya Argentaria, S.A. (*)	716,136	—
	Citibank	109,062	—
Mr Vittorio Corbo Lioi (8)	Banco Santander - Chile	—	Director (1)
	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	Director (1)
	Santander Consumo, S.A. de C.V., SOFOM, E.R.	—	Director (1)
	Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	—	Director (1)

(*)	Ownership interests held by related persons.
(1)	Non-executive.
(2)	Of the shares indicated, 274,000 are held by related persons.
(3)	Held jointly with a related person.
(4)	Died September 9, 2014. Data at 2013 year-end.

(5)	In addition, he was the direct holder of the right of usufruct over 3,422,836 shares of Bankinter, S.A. at 2013 year-end.
(6)	Ceased to be a director on January 12, 2015.
(7)	Ceased to be a director on February 18, 2015.
(8)	Ceased to be a director on July 24, 2014. Data at 2013 year-end.

With regard to situations of conflict of interest, as stipulated in Article 30 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they may be involved. If the conflict arises from a transaction, the director shall not be allowed to conduct it unless the board, following a report from the appointments committee, approves such transaction.

The director involved shall not participate in the deliberations and decisions on the transaction to which the conflict refers, and the body responsible for resolving conflicts of interest is the board of directors itself.

In 2014, the board, without the involvement of the interested party and following a favorable report by the remuneration committee, authorized the sale by the Bank, on an arm’s-length basis, of 2,403,923 shares of MED 2001 Inversiones, SICAV, S.A. held by Mr Ángel Jado Becerro de Bengoa and companies in his family group.

In addition to the matter described above, in 2014 there were a further 136 occasions on which other directors abstained from participating in and voting on the deliberations of the meetings of the board of directors and its committees.

The breakdown of the 136 cases is as follows: 52 occasions related to proposals for the appointment, re-election or removal of directors or the grant of powers of attorney to them; 43 occasions related to the approval of remuneration conditions; on 27 occasions the subject of debate were proposals to provide funding or other risk transactions to companies related to various directors; 5 occasions referred to the procedure required of the Bank, as a credit institution, to assess the suitability of the members of the board of directors and the holders of key functions, pursuant to Royal Decree 1245/1995, as worded in Royal Decree 256/2013; on 4 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments and remuneration committee; 3 occasions related to the assessment commended to the appointments committee under Article 17.4 g) of the Rules and Regulations of the Board, in order to ascertain whether the professional obligations of directors might interfere with the dedication required of them for the efficient discharge of their duties; one occasion related to the approval of a transaction with a related party; and one other occasion concerned the attendance of a director as a guest at board committee meetings after the director has ceased to be a member of the board.

6.	Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial assets held for trading	1,815	5,503	9,843
Other financial assets at fair value through profit or loss	28,592	13,444	10,272
Loans and receivables	51,306	56,017	53,785

	81,713	74,964	73,900

Type:
Reciprocal accounts	1,571	1,858	1,863
Time deposits	8,177	16,284	15,669
Reverse repurchase agreements	39,807	29,702	25,486
Other accounts	32,158	27,120	30,882

	81,713	74,964	73,900

Currency:
Euro	49,099	33,699	36,955
Pound sterling	4,348	4,964	3,787
US dollar	15,964	14,915	13,567
Other currencies	12,381	21,423	19,621
Impairment losses (Note 10)	(79)	(37)	(30)
Of which: due to country risk	(13)	(11)	—

	81,713	74,964	73,900

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly time deposits and guarantees given in cash to credit institutions.

The impairment losses on financial assets recognized in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial assets held for trading	54,374	40,841	43,101
Other financial assets at fair value through profit or loss	4,231	3,875	3,460
Available-for-sale financial assets	110,249	79,844	87,724
Loans and receivables	7,510	7,886	7,059

	176,364	132,446	141,344

Type:
Spanish government debt securities	39,182	32,880	37,141
Foreign government debt securities	93,037	59,660	67,222
Issued by financial institutions	18,041	17,206	12,297
Other fixed-income securities	26,248	22,907	24,828
Impairment losses	(144)	(207)	(144)

	176,364	132,446	141,344

Currency:
Euro	74,833	63,263	63,169
Pound sterling	9,983	7,709	9,240
US dollar	20,452	14,195	18,183
Other currencies	71,240	47,486	50,896
Impairment losses	(144)	(207)	(144)

	176,364	132,446	141,344

b)	Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2014, 2013 and 2012, net of impairment losses, is as follows:

	Millions of euros
	2014				2013				2012
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

Spain	8,542	39,182	47,724	27.06%	11,752	32,880	44,632	33.70%	10,046	37,141	47,187	33.38%
United Kingdom	3,502	7,577	11,079	6.28%	3,268	5,112	8,380	6.33%	3,865	7,528	11,393	8.06%
Portugal	3,543	8,698	12,241	6.94%	2,634	3,465	6,099	4.60%	2,843	2,217	5,060	3.58%
Poland	745	6,373	7,118	4.04%	723	5,184	5,907	4.46%	462	2,611	3,073	2.17%
Italy	1,670	4,170	5,840	3.31%	733	2,857	3,590	2.71%	375	619	994	0.70%
Ireland	405	—	405	0.23%	848	—	848	0.64%	739	—	739	0.52%
Greece	—	—	—	—	—	—	—	—	—	—	—	—
Other European countries	7,327	4,267	11,594	6.57%	5,357	3,607	8,964	6.77%	4,244	6,009	10,253	7.25%
United States	8,793	5,847	14,640	8.30%	5,945	3,997	9,942	7.51%	5,994	6,965	12,959	9.17%
Brazil	5,673	37,792	43,465	24.65%	4,954	19,852	24,806	18.73%	4,810	27,359	32,169	22.76%
Mexico	847	9,071	9,918	5.62%	566	8,156	8,722	6.59%	501	8,817	9,318	6.59%
Chile	909	2,389	3,298	1.87%	1,467	1,272	2,739	2.07%	1,377	2,124	3,501	2.48%
Other American countries	1,558	1,514	3,072	1.74%	1,384	995	2,379	1.80%	1,208	1,163	2,371	1.68%
Rest of the world	631	5,339	5,970	3.38%	275	5,163	5,438	4.11%	517	1,810	2,327	1.65%

	44,145	132,219	176,364	100%	39,906	92,540	132,446	100%	36,981	104,363	141,344	100%

The detail, by issuer rating, of Debt instruments at December 31, 2014, 2013 and 2012 is as follows:

	Millions of euros
	2014				2013				2012
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

AAA	17,737	10,647	28,384	16.09%	10,357	7,847	18,204	13.74%	15,754	11,711	27,465	19.43%
AA	2,763	14,770	17,533	9.94%	2,884	11,304	14,188	10.71%	714	12,724	13,438	9.51%
A	5,711	6,373	12,084	6.85%	5,036	5,184	10,220	7.72%	5,524	2,611	8,135	5.76%
BBB	5,215	90,505	95,720	54.27%	7,158	64,341	71,499	53.98%	3,460	74,435	77,895	55.11%
Below BBB	3,092	8,698	11,790	6.69%	6,386	3,864	10,250	7.74%	4,052	2,882	6,934	4.90%
Unrated	9,627	1,226	10,853	6.15%	8,085	—	8,085	6.10%	7,477	—	7,477	5.29%

	44,145	132,219	176,364	100.00%	39,906	92,540	132,446	100.00%	36,981	104,363	141,344	100.00%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years, the main review in 2014 having been that of Argentina (from Below BBB in 2013 to Unrated in 2014). Also, at December 31, 2014 the exposures with BBB ratings included mainly the Spanish sovereign exposures and the sovereign exposures in Mexico and Brazil, while those with ratings Below BBB included the Portuguese sovereign exposures (BB).

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2014, 2013 and 2012, net of impairment losses, is as follows:

	Millions of euros
	2014	2013	2012

Securitized mortgage bonds	3,388	2,936	6,835
Other asset-backed bonds	2,315	2,781	1,497
Floating rate debt	13,172	10,857	15,883
Fixed rate debt	25,270	23,332	12,766

Total	44,145	39,906	36,981

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets—Debt instruments are summarized below:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	188	129	235
Net impairment losses for the year	42	72	13
Of which:
Impairment losses charged to income (Note 29)	42	89	18
Impairment losses reversed with a credit to income	—	(18)	(5)
Assets charged off	(110)	—	(109)
Exchange differences and other items	(1)	(13)	(10)

Balance at end of year	119	188	129

Of which:
By geographical location of risk:
European Union	9	105	51
Latin America	110	83	78

Also, the impairment losses on Loans and receivables (EUR 25 million, EUR 19 million and EUR 15 million at December 31, 2014, 2013 and 2012, respectively) are disclosed in Note 10.

d)	Other information

At December 31, 2014, the nominal amount of debt securities assigned to certain own or third-party commitments, mainly to secure financing facilities received by the Group, amounted to EUR 84,231 million. Of these securities, EUR 27,881 million related to Spanish government debt.

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
	1 day	1 week	1 month	3 months	6 months	1 year	More than 12 months	Total

Government debt securities	12,590	29,778	13,476	6,623	5,154	4,713	1,012	73,346
Other debt instruments	5,078	240	1,202	982	703	910	1,770	10,885

Total	17,668	30,018	14,678	7,605	5,857	5,623	2,782	84,231

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial assets held for trading	12,920	4,967	5,492
Other financial assets at fair value through profit or loss	879	866	688
Available-for-sale financial assets	5,001	3,955	4,542

	18,800	9,788	10,722

Type:
Shares of Spanish companies	3,102	2,629	3,338
Shares of foreign companies	12,773	4,711	4,726
Investment fund units and shares	2,925	2,448	2,658

	18,800	9,788	10,722

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	3,955	4,542	5,024
Changes in the scope of consolidation	—	—	—
Net additions (disposals)	743	(722)	(666)
Of which:
Bank of Shanghai Co., Ltd.	396	—	—
SAREB	—	44	164
Valuation adjustments and other items	303	135	184

Balance at end of year	5,001	3,955	4,542

The main acquisitions and disposals made in 2014, 2013 and 2012 were as follows:

i.	Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for EUR 396 million.

ii.	Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB)

In December 2012 the Group, together with other Spanish financial institutions, entered into an agreement to invest in the Spanish Bank Restructuring Asset Management Company (SAREB). The Group undertook to make an investment of up to EUR 840 million (25% in capital and 75% in subordinated debt), and at December 31, 2012, it had paid EUR 164 million of capital and EUR 490 million of subordinated debt.

In February 2013, following the review of the own funds that SAREB required, the aforementioned undertaking was reduced to EUR 806 million, and the Group disbursed the remaining EUR 44 million of capital and EUR 108 million of subordinated debt.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2014, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

9.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives entered into by the Group is as follows (see Note 36):

	Millions of euros
	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Interest rate risk	56,878	56,710	43,185	43,154	89,404	86,956
Currency risk	16,201	17,418	11,315	10,181	16,516	16,692
Price risk	2,800	4,118	3,247	4,609	3,289	5,081
Other risks	979	802	1,152	943	1,110	1,014

	76,858	79,048	58,899	58,887	110,319	109,743

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2014	2013	2012

Borrowed securities:
Debt instruments	3,303	3,921	5,371
Of which: Santander UK plc	2,537	3,260	4,989
Equity instruments	1,557	189	551
Of which: Santander UK plc	1,435	7	59
Short sales:
Debt instruments	12,768	11,840	9,259
Of which:
Banco Santander, S.A.	7,093	6,509	5,946
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Mexico	1,561	2,882	3,266
Banco Santander (Brasil) S.A.	3,476	2,388	—
Equity instruments	—	1	—

	17,628	15,951	15,181

10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Financial assets held for trading	2,921	5,079	9,162
Other financial assets at fair value through profit or loss	8,971	13,196	13,936
Loans and receivables	722,819	650,581	696,014
Of which:
Disregarding impairment losses	750,036	675,484	721,436
Impairment losses	(27,217)	(24,903)	(25,422)
Of which, due to country risk	(7)	(31)	(42)

	734,711	668,856	719,112

Loans and advances to customers disregarding impairment losses (*)	761,928	693,759	744,534

(*)	Includes Valuation adjustments for accrued interest receivable and other items amounting to EUR 3,402 million at December 31, 2014 (2013: EUR 2,593 million; 2012: EUR 3,481 million).

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2014	2013	2012

Loan type and status:
Commercial credit	18,900	11,898	12,054
Secured loans	440,827	396,432	428,259
Reverse repurchase agreements	3,993	13,223	19,383
Other term loans	228,752	203,267	218,728
Finance leases	15,353	15,871	16,241
Receivable on demand	10,329	10,155	11,087
Non-performing assets	40,372	40,320	35,301
Valuation adjustments for Accrued interest receivable and other items	3,402	2,593	3,481

	761,928	693,759	744,534

Geographical area:
Spain	172,371	173,852	200,014
European Union (excluding Spain)	353,674	328,118	335,727
United States and Puerto Rico	71,764	43,566	51,186
Other OECD countries	60,450	54,713	56,474
Latin America (non-OECD)	93,145	84,000	92,491
Rest of the world	10,524	9,510	8,642

	761,928	693,759	744,534

Interest rate formula:
Fixed rate	363,679	280,188	299,937
Floating rate	398,249	413,571	444,597

	761,928	693,759	744,534

At December 31, 2014, the Group had granted loans amounting to EUR 17,465 million (December 31, 2013: EUR 13,374 million; December 31, 2012: EUR 16,884 million) to the Spanish public sector (which had ratings of BBB at December 31, 2014, 2013 and 2012), and EUR 7,053 million to the public sector in other countries (December 31, 2013: EUR 4,402 million; December 31, 2012: EUR 4,983 million). At December 31, 2014, the breakdown of this amount by issuer rating was as follows: 1.9% AAA, 37% AA, 0.4% A, 51.6% BBB and 9.1% below BBB.

At December 31, 2014, the Group had EUR 697,038 million of loans and advances to customers classified as other than non-performing (excluding loans granted to the public sector). The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 7.3% AAA, 16.2% AA, 17.06% A, 25.81% BBB and 33.62% below BBB.

The above-mentioned ratings were obtained by converting the internal ratings assigned to customers by the Group into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans and advances to customers at December 31, 2014, net of impairment losses:

	Millions of euros
	Total	Without collateral	Secured loans
			Net exposure		Loan to value ratio (a)
			Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	24,473	22,930	318	1,225	311	309	134	163	626
Other financial institutions	26,776	20,584	467	5,725	2,652	359	713	2,166	302
Non-financial companies and sole proprietors	249,171	128,943	62,510	57,718	24,916	19,063	21,750	39,524	14,975
Of which:
Construction and property development	23,484	1,799	16,269	5,416	5,061	2,868	2,873	9,290	1,593
Civil engineering construction	2,695	1,610	180	905	155	61	359	84	426
Large companies	133,940	87,678	12,665	33,597	6,671	5,191	5,310	20,361	8,729
SMEs and individual traders	89,052	37,856	33,396	17,800	13,029	10,943	13,208	9,789	4,227
Other households and non-profit institutions serving households	440,156	94,125	308,046	37,985	58,867	92,151	114,028	48,525	32,460
Of which:
Residential	305,484	3,327	300,824	1,333	53,933	86,828	108,676	43,322	9,398
Consumer loans	120,495	86,379	1,887	32,229	2,905	3,760	3,404	1,835	22,212
Other purposes	14,177	4,419	5,335	4,423	2,029	1,563	1,948	3,368	850

Subtotal	740,576	266,582	371,341	102,653	86,746	111,882	136,625	90,378	48,363

Less: collectively assessed impairment losses	5,865

Total	734,711

Memorandum item
Refinanced and restructured transactions	44,634	10,044	17,157	17,433	4,472	5,830	9,384	5,802	9,102

(a)	The ratio of the carrying amount of the Loans and advances to customers at December 31, 2014 to the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced Loans and advances to customers.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers, Loans and receivables - Loans and advances to credit institutions (see Note 6) and Loans and receivables—Debt instruments (see Note 7) were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	24,959	25,467	18,858
Net impairment losses charged to income for the year	11,857	12,054	19,839
Of which:
Impairment losses charged to income	16,518	17,551	23,002
Impairment losses reversed with a credit to income	(4,661)	(5,497)	(3,163)
Changes in the scope of consolidation (Note 3)	—	—	(266)
Charge-off of non-performing balances against recorded impairment allowance	(11,827)	(10,626)	(11,346)
Exchange differences and other changes	2,332	(1,936)	(1,618)

Balance at end of year	27,321	24,959	25,467

Of which:
By method of assessment:
Individually assessed	21,449	21,604	21,540
Of which: due to country risk (Note 2.g)	20	42	42
Collectively assessed	5,872	3,355	3,927
By classification of assets:
Loans and advances to credit institutions (Note 6)	79	37	30
Debt instruments (Note 7)	25	19	15
Loans and advances to customers	27,217	24,903	25,422

The decrease in allowances for credit losses experienced in 2013 was associated with two factors: (i) lower levels of provisioning in Brazil, the United Kingdom, Portugal, Santander Consumer Finance and the United States; and (ii) the progressive stabilization of the Spanish economy, featuring a slower pace of GDP shrinkage in the year - in comparison with 2012 -, together with positive growth in the last two quarters, for the first time since 2011, a certain improvement in private consumer spending and a containment of the unemployment rate. In 2014 the credit loss provisions remained stable in overall terms. The amount of these provisions was influenced by two factors: (i) lower provisions, particularly in Spain, Portugal, the United Kingdom and Brazil; and (ii) growth in the USA as a result of the consolidation of Santander Consumer USA Holdings, Inc.

Previously charged-off assets recovered in 2014, 2013 and 2012 amounted to EUR 1,336 million, EUR 1,068 million and EUR 1,316 million, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 10,521 million in 2014, EUR 10,986 million in 2013 and EUR 18,523 million in 2012.

d)	Non-performing assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be non-performing due to credit risk is as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	40,320	35,301	31,257
Net additions	9,841	16,438	16,167
Charged-off assets	(11,827)	(10,626)	(11,346)
Changes in the scope of consolidation	497	699	(626)
Exchange differences and other	1,541	(1,492)	(151)

Balance at end of year	40,372	40,320	35,301

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the non-performing assets.

At December 31, 2014, the Group’s charged-off assets totaled EUR 35,654 million (December 31, 2013: EUR 30,006 million; December 31, 2012: EUR 28,745 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be non-performing due to credit risk at December 31, 2014, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,664	2,764	909	866	9,404	20,607
European Union (excluding Spain)	2,027	2,520	908	767	3,532	9,754
United States and Puerto Rico	661	626	58	29	329	1,703
Other OECD countries	272	1,364	259	239	1,726	3,860
Latin America (non-OECD)	1,324	338	933	841	1,012	4,448
Rest of the world	—	—	—	—	—	—

	10,948	7,612	3,067	2,742	16,003	40,372

The detail at December 31, 2013 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,876	3,327	1,707	1,700	8,255	21,865
European Union (excluding Spain)	1,791	3,141	994	763	3,461	10,150
United States and Puerto Rico	322	178	78	43	417	1,038
Other OECD countries	231	1,377	346	273	626	2,853
Latin America (non-OECD)	600	1,332	877	787	816	4,412
Rest of the world	—	—	—	—	2	2

	9,820	9,355	4,002	3,566	13,577	40,320

The detail at December 31, 2012 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,782	1,232	821	3,280	9,348
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	117	1,209	235	206	476	2,243
Latin America (non-OECD)	430	2,096	1,446	1,119	1,072	6,163
Rest of the world	—	—	—	—	1	1

	4,375	10,667	5,082	3,492	11,685	35,301

Set forth below for each class of non-performing assets are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2014:

	Millions of euros
	Gross amount	Allowance recognized	Estimated collateral value (*)

Without associated collateral	15,532	10,482	—
With property collateral	23,718	8,241	14,271
With other collateral	1,122	623	482

Balance as at end of year	40,372	19,346	14,753

(*)	Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the foregoing table, the main factors considered by the Group to determine whether an asset has become non-performing are the existence of amounts past due -assets non-performing due to arrears- or other circumstances that lead it to believe that not all the contractual cash flows will be recovered -assets non-performing for reasons other than arrears-, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2014, there were assets with amounts receivable that were past due by three months or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than 1 month	1 to 2 months	2 to 3 months

Loans and advances to customers	2,222	710	406
Public sector	8	—	—
Private sector	2,214	710	406

Total	2,222	710	406

e)	Securitization

Loans and advances to customers includes, inter alia, the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized . The breakdown of the securitized loans, by type of original financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2014	2013	2012

Derecognized	2,391	3,618	6,251
Of which
Securitized mortgage assets	2,391	3,618	6,249
Other securitized assets	—	—	2

Retained on the balance sheet	100,503	78,229	95,981
Of which
Securitized mortgage assets	57,808	56,277	69,354
Of which: UK assets	36,475	45,296	56,037
Other securitized assets(*)	42,695	21,952	26,627

Total	102,894	81,847	102,232

(*)	The increase in Other securitized assets with respect to December 31, 2013 relates mainly to the acquisition of control of SCUSA by the Group in January 2014 (see Note 3).

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2014, 2013 and 2012 the Group did not derecognize any of the securitizations performed, and the balance shown as derecognized for those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately EUR 1,942 million at December 31, 2014 (December 31, 2013: EUR 3,082 million; December 31, 2012: EUR 5,603 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2014, the Group recognized under Other liabilities an obligation amounting to EUR 34 million (December 31, 2013: EUR 49 million; December 31, 2012: EUR 91 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders. In 2012, following the Bank of England’s decision to accept, as collateral in its liquidity programs, not only securitizations but also all mortgage loans with a given credit quality, the Group companies in the UK redeemed GBP 33,800 million of securitized mortgage assets in order to manage more efficiently the on-balance-sheet liquidity of Santander UK.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	5,072	5,321	5,403	4,146	7,467	5,492
Of which: Portfolio hedges	413	2,319	610	1,703	544	2,621
Cash flow hedges	2,094	1,650	1,766	1,023	344	553
Hedges of net investments in foreign operations	180	284	1,132	114	125	399

	7,346	7,255	8,301	5,283	7,936	6,444

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Tangible assets	5,256	4,845	4,259
Of which:
Foreclosed assets	5,139	4,742	4,196
Of which: Property assets in Spain (Note 54)	4,597	4,146	3,674
Other tangible assets held for sale	117	103	63
Other assets	120	47	1,441

	5,376	4,892	5,700

At December 31, 2014, the allowance covering the value of the foreclosed and acquired assets amounted to EUR 5,404 million (2013: EUR 4,955 million; 2012: EUR 4,416 million), which represents a coverage ratio of 51.3% of the assets’ gross value (2013: 51.1%; 2012: 51.3%). The net charges recorded in those years amounted to EUR 339 million, EUR 335 million and EUR 449 million, respectively (see Note 50).

In 2014 the Group sold, for EUR 863 million, foreclosed properties with a gross carrying amount of EUR 1,246 million, for which allowance totaling EUR 425 million had been recognized. These sales gave rise to gains of EUR 42 million; in addition, other tangible assets were sold for EUR 64 million, giving rise to a gain of EUR 6 million (see Note 50).

At December 31, 2012, Other assets included assets amounting to EUR 1,370 million corresponding to the Santander UK credit card business. This business was sold for EUR 770 million on May 10, 2013, giving rise to a loss of EUR 14 million, which was recognized under Profit (loss) from discontinued operations (net) in the 2013 consolidated income statement.

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2014	2013	2012

Associates
Zurich Santander Insurance América, S.L.	997	826	1,013
Santander Insurance (Ireland)	288	—	—
Metrovacesa, S.A.	—	647	649
Other companies	490	356	295

	1,775	1,829	1,957

Jointly controlled entities
SAM Investment Holdings Limited	456	449	—
Aegon Santander Seguros	227	213	—
Unión de Créditos Inmobiliarios, S.A., EFC	178	189	172
Santander Consumer USA Inc.	—	2,159	2,026
Other companies	835	697	299

	1,696	3,707	2,497

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	5,536	4,454	4,155
Acquisitions (disposals) and capital increases (reductions)	80	422	34
Changes in the scope of consolidation (Note 3)	(2,383)	769	394
Of which:
Santander Consumer USA Inc.	(2,159)	—	—
Metrovacesa Group	(642)	—	—
Santander Insurance (Ireland)	285	—	—
SAM Investment Holdings Limited	—	449	—
Aegon Santander Seguros	—	211	—
Effect of equity accounting (Note 41)	243	500	427
Dividends paid and reimbursements of share premium	(178)	(303)	(508)
Exchange differences and other changes	173	(306)	(48)

Balance at end of year	3,471	5,536	4,454

c)	Impairment losses

In 2014, 2013 and 2012 there was no evidence of material impairment on the Group’s investments.

d)	Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2014	2013	2012

Total assets	40,749	63,443	54,367
Total liabilities	(36,120)	(55,483)	(46,933)

Net assets	4,629	7,960	7,434

Group’s share of net assets	2,272	3,755	2,769
Goodwill	1,199	1,781	1,685
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Santander Insurance (Ireland)	205	—	—
Santander Consumer USA Inc.	—	937	979

Total Group share	3,471	5,536	4,454

Total income	9,780	11,756	10,232

Total profit	750	1,029	612

Group’s share of profit	243	500	427

Following is a summary of the financial information for 2014 on the main associates and jointly controlled entities (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Associates	18,042	(15,768)	6,285	514

Of which:
Zurich Santander Insurance América, S.L.	11,515	(10,551)	4,031	338

Jointly controlled entities	22,707	(20,352)	3,495	236

Of which:
SAM Investment Holdings Limited	963	(406)	1,016	118
Unión de Créditos Inmobiliarios, S.A., EFC	12,357	(12,002)	485	(3)
Aegon Santander Seguros	544	(230)	274	22

Total	40,749	(36,120)	9,780	750

At December 31, 2014 and 2013, the Group did not hold any ownership interests in jointly controlled entities or associates whose shares are listed. At December 31, 2012, the only investment in listed associates was the investment held in Metrovacesa, S.A., the fair value of which, based on its quoted price at December 31, 2012, was EUR 761 million (EUR 2.21 per share).

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	345	342	214
Banco Español de Crédito, S.A.	—	—	190
Other Spanish companies	—	—	1

	345	342	405

In 2012 the Group entered into an agreement with Generali España, S.A. to terminate a portion of the insurance contracts linked to pensions which it held with this insurance company (see Note 25.c).

15.	Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2014			2013			2012
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)

Unearned premiums and unexpired risks	107	(34)	73	245	(36)	209	137	(68)	69
Life insurance	157	(146)	11	546	(183)	363	479	(229)	250
Claims outstanding	378	(107)	271	315	(55)	261	391	(61)	330
Bonuses and rebates	15	(8)	7	25	(6)	19	14	—	14
Other technical provisions	56	(45)	11	299	(76)	222	404	(66)	338

	713	(340)	373	1,430	(356)	1,074	1,425	(424)	1,001

The reduction in the amount of Direct insurance and reinsurance assumed at December 31, 2014 is due to the sale of the insurance companies in Ireland -Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited- (see Note 3).

On July 19, 2012 the Group entered into an agreement with Abbey Life Assurance Company Limited (“Abbey Life Assurance”), a subsidiary of Deutsche Bank, for Abbey Life Assurance to reinsure the entire individual life risk portfolios of the Santander Group insurance companies in Spain and Portugal. Under this agreement, the Group transferred to Abbey Life Assurance, in exchange for a non-refundable up-front amount calculated on the basis of market conditions, its annual renewable life insurance policy portfolio at June 30, 2012 and the potential renewals of these policies. Abbey Life Assurance assumed, from the agreement date, all the risks and rewards relating to the term of these policies and their potential renewals (i.e. both the risk of changes in the actual rates of mortality and permanent total disability compared with the estimated rates, and the lapse risk of the portfolio, credit risk on the part of the insureds, etc.). The Group is continuing to carry out the administrative management (servicing) of these policies, as agent, and receives in exchange from Abbey Life Assurance a market consideration independent of the up-front amount received.

Since the significant risks and rewards have been transferred, this transaction gave rise to income of EUR 435 million recognized under Other operating income - Income from insurance and reinsurance contracts issued in the 2012 consolidated income statement (EUR 308 million net of tax).

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Cost:
Balances as at January 1, 2012	14,602	3,076	4,307	21,985
Additions/disposals (net) due to change in the scope of consolidation	41	(11)	(69)	(39)
Additions/disposals (net)	795	(105)	105	795
Transfers, exchange differences and other items	342	157	(78)	421

Balances as at December 31, 2012	15,780	3,117	4,265	23,162
Additions/disposals (net) due to change in the scope of consolidation	(17)	—	541	524
Additions/disposals (net)	1,021	(124)	(23)	874
Transfers, exchange differences and other items	(989)	212	(139)	(916)

Balances as at December 31, 2013	15,795	3,205	4,644	23,644
Additions/disposals (net) due to change in the scope of consolidation	229	2,472	3,296	5,997
Additions/disposals (net)	952	4,868	(774)	5,046
Transfers, exchange differences and other items	375	(79)	258	554

Balances as at December 31, 2014	17,351	10,466	7,424	35,241

Accumulated depreciation:
Balances as at January 1, 2012	(6,782)	(832)	(129)	(7,743)
Disposals due to change in the scope of consolidation	44	—	7	51
Disposals	423	229	8	660
Charge for the year	(1,059)	(1)	(13)	(1,073)
Transfers, exchange differences and other items	(252)	(265)	(37)	(554)

Balances as at December 31, 2012	(7,626)	(869)	(164)	(8,659)
Disposals due to change in the scope of consolidation	16	—	—	16
Disposals	280	179	14	473
Charge for the year	(1,020)	(1)	(17)	(1,038)
Transfers, exchange differences and other items	416	(235)	(36)	145

Balances as at December 31, 2013	(7,934)	(926)	(203)	(9,063)
Disposals due to change in the scope of consolidation	4	—	—	4
Disposals	403	157	43	603
Charge for the year	(1,048)	—	(12)	(1,060)
Transfers, exchange differences and other items	(404)	(1,009)	(22)	(1,435)

Balances as at December 31, 2014	(8,979)	(1,778)	(194)	(10,951)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Impairment losses:
Balances as at January 1, 2012	(23)	(46)	(327)	(396)
Impairment charge for the year	(10)	(23)	(185)	(218)
Disposals due to change in the scope of consolidation	—	—	(50)	(50)
Exchange differences	15	1	6	22

Balances as at December 31, 2012	(18)	(68)	(556)	(642)
Impairment charge for the year	(53)	(24)	(260)	(337)
Disposals due to change in the scope of consolidation	—	—	39	39
Exchange differences	(3)	—	16	13

Balances as at December 31, 2013	(74)	(92)	(761)	(927)
Impairment charge for the year	(5)	(31)	(112)	(148)
Disposals due to change in the scope of consolidation	—	—	28	28
Exchange differences	31	—	(18)	13

Balances as at December 31, 2014	(48)	(123)	(863)	(1,034)

Tangible assets, net:
Balances as at December 31, 2012	8,136	2,179	3,545	13,860
Balances as at December 31, 2013	7,787	2,187	3,680	13,654
Balances as at December 31, 2014	8,324	8,565 (*)	6,367 (*)	23,256

(*)	The increases in 2014 in Tangible assets - Leased out under an operating lease and Tangible assets - Investment property are due to the business combinations of SCUSA and Metrovacesa, S.A., respectively (see Note 3.b.xi and 3.b.xvi).

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount

Land and buildings	5,735	(1,583)	(18)	4,134
IT equipment and fixtures	4,174	(3,087)	—	1,087
Furniture and vehicles	5,403	(2,873)	—	2,530
Construction in progress and other items	468	(83)	—	385

Balances as at December 31, 2012	15,780	(7,626)	(18)	8,136

Land and buildings	5,781	(1,624)	(74)	4,083
IT equipment and fixtures	4,168	(3,271)	—	897
Furniture and vehicles	5,616	(2,983)	—	2,633
Construction in progress and other items	230	(56)	—	174

Balances as at December 31, 2013	15,795	(7,934)	(74)	7,787

Land and buildings	5,829	(1,790)	(48)	3,991
IT equipment and fixtures	4,716	(3,722)	—	994
Furniture and vehicles	6,494	(3,409)	—	3,085
Construction in progress and other items	312	(58)	—	254

Balances as at December 31, 2014	17,351	(8,979)	(48)	8,324

The carrying amount at December 31, 2014 in the foregoing table includes the following approximate amounts:

•	EUR 6,161 million (December 31, 2013 and 2012: EUR 5,615 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

•	EUR 187 million (December 31, 2013: EUR 138 million; December 31, 2012: EUR 208 million) relating to property, plant and equipment being acquired under finance and operating leases by the consolidated entities.

c)	Investment property

The fair value of investment property at December 31, 2014 amounted to EUR 6,366 million (2013: EUR 3,689 million; 2012: EUR 3,548 million). A comparison of the fair value of investment property at December 31, 2014 with the carrying amount gives rise to unrealized gross losses of EUR 1 million (gross gains of EUR 9 million and EUR 3 million at December 31, 2013 and 2012, respectively).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2014, 2013 and 2012 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 and 2008 the Group sold ten hallmark properties, 1,152 Bank branch offices in Spain and its head office complex (Ciudad Financiera or Santander Business Campus) to various buyers. Also, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various fixed terms (12 to 15 years for the hallmark properties, 24 to 26 years for the branch offices and 40 years for the Santander Business Campus), with various rent review agreements applicable during those periods and the possible extensions thereof. The agreements between the parties also provided for purchase options that in general are exercisable by the Group on final expiry of the leases at the market value of the properties on the expiry dates; the market value will be determined, where appropriate, by independent experts.

The rental expense recognized by the Group in 2014 in connection with these operating lease agreements amounted to EUR 292 million (2013: EUR 286 million; 2012: EUR 269 million). At December 31, 2014, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to EUR 239 million payable within one year, EUR 820 million payable at between one and five years and EUR 1,708 million payable at more than five years.

17.	Intangible assets – Goodwill

The detail of Goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2014	2013	2012

Santander UK	9,540	8,913	9,105
Banco Santander (Brazil)	6,129	5,840	7,035
Santander Consumer USA (Note 3)	2,762	—	—
Bank Zachodni WBK	2,418	2,487	2,210
Santander Bank NA	1,691	1,489	1,556
Santander Consumer Germany	1,315	1,315	1,315
Banco Santander Totta	1,040	1,040	1,040
Banco Santander - Chile	675	687	788
Santander Consumer Bank (Nordics) (Note 3)	564	171	186
Grupo Financiero Santander (Mexico)	561	541	558
Other companies	853	798	833

Total goodwill	27,548	23,281	24,626

The changes in Goodwill were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	23,281	24,626	25,089
Additions (Note 3)	3,176	398	87
Of which:
Santander Consumer USA	2,482	—	—
Santander Consumer Bank (Nordics)	408	—	—
Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. - Banco Santander (Brazil)	229	—	—
Financiera El Corte Inglés, E.F.C., S.A.	32	—	—
Bank Zachodni WBK	—	326	—
Impairment losses	(2)	(40)	(156)
Of which:
Santander Consumer Bank S.p.A. (Italy)	—	—	(156)
Disposals or changes in scope of consolidation (Note 3)	—	(39)	—
Exchange differences and other items	1,093	(1,664)	(394)

Balance at end of year	27,548	23,281	24,626

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2014 goodwill increased by EUR 1,093 million due to exchange differences (see Note 29-c) which, pursuant to current regulations, were recognized with a credit to Valuation adjustments - Exchange differences in equity in the consolidated statement of recognized income and expense.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)	Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)	Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)	Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2014 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	9.9%	2.5%
Banco Santander (Brazil)	5 years	14.4%	7.0%
Santander Bank NA	5 years	9.6%	2.5%
Santander Consumer Germany	5 years	9.2%	2.5%
Santander Consumer USA	3 years	10.5%	3.0%
Banco Santander Totta	5 years	11.2%	2.5%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/-50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount.

The recoverable amount of Bank Zachodni WBK, Banco Santander - Chile and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2014 the Group recognized impairment losses on goodwill totaling EUR 2 million (2013: EUR 40 million; 2012: EUR 156 million) under Impairment losses on other assets (net) - Goodwill and other intangible assets. In 2012 the impairment losses recognized, which were due mainly to the deterioration of business expectations, related mainly to Group subsidiaries in Italy.

At December 31, 2014, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount, except for Santander Consumer USA, the recoverable amount of which is very close to its carrying amount since the business combination took place in 2014. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the carrying amount.

18.	Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2014, 2013 and 2012 is as follows:

		Millions of euros
	Estimated useful life	December 31, 2013	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2014

With indefinite useful life:
Brand names		15	—	43	—	—	3	61

With finite useful life:
IT developments	3 to 7 years	5,546	1,345	63	—	(1,731)	127	5,350
Other		1,132	(127)	525	—	(250)	14	1,294
Accumulated amortization		(3,603)	—	—	(1,227)	1,269	(62)	(3,623)
Impairment losses		(130)	—	—	(699)	712	(112)	(229)

		2,960	1,218	631	(1,926)	—	30	2,853

		Millions of euros
	Estimated useful life	December 31, 2012	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2013

With indefinite useful life:
Brand names		14	2	—	—	—	(1)	15

With finite useful life:
IT developments	3 to 7 years	5,285	1,229	4	—	(679)	(293)	5,546
Other		1,373	(46)	37	—	(37)	(195)	1,132
Accumulated amortization		(3,106)	—	(3)	(1,353)	715	144	(3,603)
Impairment losses		(130)	—	—	(1)	1	—	(130)

		3,436	1,185	38	(1,354)	—	(345)	2,960

		Millions of euros
	Estimated useful life	December 31, 2011	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2012

With indefinite useful life:
Brand names		14	—	—	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	5,127	1,098	45	—	(911)	(74)	5,285
Other		1,494	545	11	—	(552)	(125)	1,373
Accumulated amortization		(3,150)	—	(28)	(1,110)	1,139	43	(3,106)
Impairment losses		(491)	—	—	5	324	32	(130)

		2,994	1,643	28	(1,105)	—	(124)	3,436

Impairment losses of EUR 699 million were recognized under Impairment losses on other assets (net) in the consolidated income statement. These impairment losses relate mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2014	2013	2012

Transactions in transit	727	127	224
Net pension plan assets (Note 25)	413	149	348
Prepayments and accrued income	2,001	2,114	1,756
Other	3,909	3,344	3,046
Inventories	1,099	80	173

	8,149	5,814	5,547

The increase in Inventories in 2014 relates mainly to the consolidation of the assets of Metrovacesa, S.A. (see Note 3).

20.	Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial liabilities held for trading	7,572	11,334	9,420
Of which:
Deposits from central banks	2,041	3,866	1,128
Deposits from credit institutions	5,531	7,468	8,292
Other financial liabilities at fair value through profit or loss	25,360	11,741	11,876
Of which:
Deposits from central banks	6,321	2,097	1,014
Deposits from credit institutions	19,039	9,644	10,862
Financial liabilities at amortized cost	122,437	86,322	131,670
Of which:
Deposits from central banks	17,290	9,788	50,938
Deposits from credit institutions	105,147	76,534	80,732

	155,369	109,397	152,966

Type:
Reciprocal accounts	704	755	508
Time deposits	85,178	55,839	92,491
Other demand accounts	4,893	3,425	3,225
Repurchase agreements	64,594	49,378	50,742
Central bank credit account drawdowns	—	—	6,000

	155,369	109,397	152,966

Currency:
Euro	86,539	63,947	98,808
Pound sterling	8,107	6,993	8,566
US dollar	34,646	27,509	34,904
Other currencies	26,077	10,948	10,688

	155,369	109,397	152,966

The increase in Deposits from central banks in 2014 is due to the Group’s participation in the European Central Bank’s targeted longer-term refinancing operations (TLTROs) in the last quarter of the year for the approximate amount of EUR 8.2 thousand million.

Both asset and liability balances with central banks increased in 2012 following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The Group continued to attend these auctions and deposit at the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities with longer term funding. The Group repaid most of these amounts in January 2013.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial liabilities held for trading	5,544	8,500	8,897
Other financial liabilities at fair value through profit or loss	33,127	26,484	28,638
Financial liabilities at amortized cost	608,956	572,853	589,104

	647,627	607,837	626,639

Geographical area:
Spain	186,051	185,460	192,588
European Union (excluding Spain)	275,291	259,903	261,135
United States and Puerto Rico	51,291	43,773	45,129
Other OECD countries	55,003	47,541	47,948
Latin America (non-OECD)	79,848	71,004	79,682
Rest of the world	143	156	157

	647,627	607,837	626,639

Type:
Demand deposits-
Current accounts	200,752	167,787	144,305
Savings accounts	173,105	164,214	167,389
Other demand deposits	5,046	3,512	3,443
Time deposits-
Fixed-term deposits	222,756	225,471	257,583
Home-purchase savings accounts	71	102	132
Discount deposits	448	1,156	1,345
Hybrid financial liabilities	3,525	3,324	3,128
Other term deposits	484	463	590
Notice deposits	22	21	969
Repurchase agreements	41,418	41,787	47,755

	647,627	607,837	626,639

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial liabilities held for trading	—	1	1
Other financial liabilities at fair value through profit or loss	3,830	4,086	4,904
Financial liabilities at amortized cost	193,059	171,390	201,064

	196,889	175,477	205,969

Type:
Bonds and debentures outstanding	178,710	161,274	183,686
Notes and other securities	18,179	14,203	22,283

	196,889	175,477	205,969

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2014
				Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
	Millions of euros
Currency of issue	2014	2013	2012

Euro	89,803	85,120	111,173	89,803	2.65%
US dollar	39,992	25,641	26,186	48,554	2.31%
Pound sterling	19,613	20,237	24,707	15,276	2.89%
Brazilian real	18,707	15,017	14,581	60,251	10.82%
Hong Kong dollar	41	5,026	170	390	4.62%
Chilean peso	3,596	3,360	3,906	2,651,462	3.61%
Other currencies	6,958	6,873	2,963

Balance at end of year	178,710	161,274	183,686

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	161,274	183,686	185,530
Net inclusion of entities in the Group	7,024	—	(1,649)
Of which:
Santander Consumer USA Holdings Inc.(Note 3)	7,024	—	—
Issues	66,360	61,754	80,817
Of which:
Santander UK Group
Bonds in other currencies	18,608	23,491	32,162
Bond in pounds sterling	2,769	5,877	13,281
Banco Santander (Brasil) S.A.
Real estate letters of credit	9,551	4,989	5,359
Bonds	4,511	5,777	6,461
Agricultural letters of credit	1,756	478	1,612
Santander Consumer USA Holdings Inc.
Asset-backed securities	7,600	—	—
Santander International Debt, S.A. Sole-Shareholder Company:
Bonds - floating/fixed rate	4,853	4,654	9,727
Banco Santander, S.A.
Mortgage backed bonds – fixed rate	2,944	1,990	4,089
Territorial bonds - fixed rate	218	4,000	—
Bonds	—	323	—
Santander Consumer Finance, S.A. - Bonds	3,602	2,325	1,012
Banco Santander - Chile - Bonds	1,979	1,469	1,436
Banco Santander Totta S.A.- Mortgage debentures	1,746	—	—
Santander Consumer Bank AS - Bonds	470	443	816
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander - México Bonds	1,099	392	780
Motor 2014 PLC - Asset-backed securities	736	—	—
Bilkreditt 6 Limited - Asset-backed securities	638	—	—
Fondo de Titulización de Activos Pymes Santander 10 - Asset-backed securities	590	—	—
Svensk Autofinans WH 1 Ltd - Asset-backed securities	474	—	—
Santander International Products, Plc. - Bonds	341	65	—
SC Germany Auto 2014-1 UG (Haftungsbeschränkt) - Asset-backed securities	389	—	—
Santander Consumer Bank SA - Bonds	188	256	112
Santander Consumer Bank S.P.A. - Bonds - floating rate	35	100	—
Motor 2013 PLC - Asset-backed securities	—	598	—
Bilkreditt 5 Limited - Asset-backed securities	—	494	—
Bilkreditt 3 Limited - Asset-backed securities	—	468	—
SC Germany Auto 2013-12 UG - Asset-backed securities	—	466	—
Dansk Auto Finansiering 1 Ltd - Asset-backed securities	—	416	—
SC Germany Auto 2013-2 UG (Haftungsbeschränkt) - Asset-backed securities	—	407	—
SCF Rahoituspalvelut 2013 Limited - Asset-backed securities	—	384	—
Santander Holdings USA, Inc. - Bonds	—	362	453
Bilkreditt 4 Limited- Asset-backed securities	—	357	—
Trade Maps 3 Ireland Limited - Debentures - floating rate	—	313	—
Fondo de Titulización de Activos PYMES Santander 6 - Asset-backed securities	—	235	—
Banco Español de Crédito, S.A.
Mortgage-backed bonds - fixed rate	—	—	955
Bonds	—	—	949
Motor 2012 PLC - Asset-backed securities	—	—	895
Svensk Autofinans 1 Limited - Asset-backed securities	—	—	407
SCF Rahoituspalvelut Limited - Asset-backed securities	—	—	237
Redemptions	(60,883)	(73,619)	(78,706)
Of which:
Santander UK Group	(19,213)	(37,388)	(41,862)
Banco Santander (Brasil) S.A.	(14,359)	(8,246)	(9,346)
Banco Santander, S.A.	(12,391)	(11,434)	(6,542)
Santander International Debt, S.A. Sole-Shareholder Company	(6,967)	(10,437)	(8,479)
Banco Santander - Chile	(2,186)	(1,263)	(1,112)
Santander Consumer Finance, S.A.	(1,422)	(1,012)	(481)
Banco Santander Totta, S.A.	(1,095)	(962)	(1,014)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(726)	(62)	(11)
Brazil Foreign Diversified Payment Rights Finance Company	(655)	—	—
Santander International Products, Plc.	(610)	(1,605)	—
Santander Consumer Bank SA	(200)	(48)	(68)
Santander US Debt, S.A. Sole-Shareholder Company	—	(947)	(1,146)
Santander Consumer Bank AG	—	(6)	(863)
Banco Español de Crédito, S.A.	—	—	(6,401)
Santander Holdings USA, Inc.	—	—	(1,236)
Exchange differences	6,706	(5,590)	(636)
Other changes	(1,771)	(4,957)	(1,670)

Balance at end of year	178,710	161,274	183,686

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Abbey National North America LLC, Santander UK plc, Abbey National Treasury Services plc, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Santander Securities Services, S.A. and Fondo de Titulización de Activos Santander 2.

d)	Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2014	2013	2012

Asset-backed securities	39,594	30,020	35,853
Of which, mortgage-backed securities	18,059	22,843	29,938
Other mortgage securities	60,569	59,984	67,214
Of which: mortgage-backed bonds	29,227	32,717	38,500

	100,163	90,004	103,067

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.	Mortgage-backed securities- these securities are secured by securitized mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitized assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognized on the liabilities side of the consolidated balance sheet.

b.	Other asset-backed securities- including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.	Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans—see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialized entities; have a loan-to-value ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is not material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and comply with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analyzed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialized document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation.

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24, is as follows:

Millions of euros

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	68,306
Of which:
Loans eligible to cover issues of mortgage-backed securities	42,764
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	19,542

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

The mortgage-backed bonds include the holder’s financial claim on the issuer, secured as indicated in the preceding paragraph, and may be enforced to claim payment from the issuer after maturity. The holders of these securities have the status of special preferential creditors vis-à-vis all other creditors (established in Article 1923.3 of the Spanish Civil Code) in relation to all the mortgage loans and credits registered in the issuer’s favor and, where appropriate, in relation to the cash flows generated by the derivative financial instruments associated with the issues.

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of July 9. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realizing the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totaled EUR 29,227 million at December 31, 2014 (all of which were denominated in euros), of which EUR 28,092 million were issued by Banco Santander, S.A. and EUR 1,135 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2014 and 2013 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2014
Currency of issue	2014	2013	2012	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Euro	5,901	4,600	5,214	5,901	3.80%
US dollar	5,525	4,413	3,932	6,708	5.35%
Pound sterling	1,776	2,750	3,292	1,383	8.10%
Brazilian real	2,267	2,734	4,409	7,302	11.07%
Other currencies	1,663	1,642	1,391

Balance at end of year	17,132	16,139	18,238

Of which, preference shares (acciones preferentes)	739	401	421

Of which, preference shares (participaciones preferentes)	6,239	3,652	4,319

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	16,139	18,238	22,992
Net inclusion of entities in the Group (Note 3)	—	237	(1)
Issues	4,351	1,027	2
Of which:
Banco Santander, S.A.	4,235	—	—
Banco Santander (Brasil) S.A.	115	—	—
Santander UK plc	—	599	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	235	—
Banco Santander - Chile	—	191	—
Redemptions and repurchases	(3,743)	(1,915)	(4,080)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(1,425)	(608)	(1,253)
Santander Finance Preferred, S.A., Sole-Shareholder Company	(1,678)	(7)	(99)
Banco Santander (Brasil), S.A.	(379)	(663)	—
Banco Santander Chile	(174)	(7)	(168)
Banco Santander, S.A.	(61)	(28)	(66)
Santander Finance Capital, S.A., Sole-Shareholder Company	(21)	(4)	—
Santander Securities Services, S.A.	(3)	(6)	—
Abbey National Capital Trust I	—	(278)	(203)
Santander Holdings USA, Inc.	—	(193)	(264)
Santander PR Capital Trust I	—	(91)	—
Santander Perpetual, S.A., Sole-Shareholder Company	—	(28)	(155)
Santander UK plc	—	—	(1,166)
Banco Español de Crédito, S.A.	—	—	(608)
Exchange differences	737	(923)	(190)
Other changes	(352)	(525)	(485)

Balance at end of year	17,132	16,139	18,238

c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

At December 31, 2014, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred, S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose. At December 31, 2014, the balance of these issues amounted to EUR 5,081 million.

At December 31, 2014, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

The interest accrued on subordinated liabilities amounted to EUR 1,084 million in 2014 (2013: EUR 1,260 million; 2012: EUR 1,650 million) (see Note 39).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Trade payables	1,276	1,031	1,255
Clearing houses	562	841	573
Tax collection accounts:
Tax payables	2,304	2,197	2,021
Factoring accounts payable	193	194	201
Unsettled financial transactions	4,445	3,063	5,080
Other financial liabilities	10,688	9,084	10,115

	19,468	16,410	19,245

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Provisions for pensions and similar obligations	9,412	9,126	10,353
Provisions for taxes and other legal contingencies	2,916	2,727	3,100
Provisions for contingent liabilities and commitments (Note 2):	654	693	617
Of which: due to country risk	2	4	3
Other provisions	2,394	2,043	1,932

Provisions	15,376	14,589	16,002

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2014				2013				2012
	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total

Balances at beginning of year	9,126	693	4,770	14,589	10,353	617	5,032	16,002	10,782	659	5,731	17,172
Net inclusion of entities in the Group	11	3	74	88	(1)	15	—	14	(60)	(1)	(16)	(77)
Additions charged to income:
Interest expense and similar charges (Note 39)	344	—	—	344	363	—	—	363	398	—	—	398
Personnel expenses (Note 47)	75	—	—	75	88	—	—	88	145	—	—	145
Period provisions	361	54	2,594	3,009	397	126	1,922	2,445	(184)	68	1,588	1,472
Other additions arising from insurance contracts linked to pensions	31	—	—	31	(27)	—	—	(27)	(161)	—	—	(161)
Changes in value recognized in equity	770	—	—	770	(90)	—	—	(90)	1,682	—	—	1,682
Payments to pensioners and pre-retirees with a charge to internal provisions	(1,038)	—	—	(1,038)	(1,086)	—	—	(1,086)	(980)	—	—	(980)
Benefits paid due to settlements	—	—	—	—	(2)	—	—	(2)	(1,006)	—	—	(1,006)
Insurance premiums paid	(11)	—	—	(11)	(6)	—	—	(6)	54	—	—	54
Payments to external funds	(607)	—	—	(607)	(217)	—	—	(217)	(268)	—	—	(268)
Amounts used	—	—	(2,293)	(2,293)	—	—	(1,661)	(1,661)	—	—	(2,161)	(2,161)
Transfers, exchange differences and other changes	350	(96)	165	419	(646)	(65)	(523)	(1,234)	(49)	(109)	(110)	(268)

Balances at end of year	9,412	654	5,310	15,376	9,126	693	4,770	14,589	10,353	617	5,032	16,002

c)	Provisions for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2014	2013	2012
Provisions for post-employment plans - Spanish entities	4,915	4,643	4,909
Of which: defined benefit	4,910	4,633	4,900
Provisions for other similar obligations - Spanish entities	2,237	2,161	2,404
Of which: pre-retirements	2,220	2,149	2,389
Provisions for post-employment plans - Santander UK plc	256	806	409
Provisions for post-employment plans and other similar obligations - Other foreign subsidiaries	2,004	1,516	2,631
Of which: defined benefit	1,999	1,512	2,626

Provisions for pensions and similar obligations	9,412	9,126	10,353

i.	Spanish entities - Post-employment plans and other similar obligations

At December 31, 2014, 2013 and 2012, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of normal retirement. In 2014, 2011 employees accepted the pre-retirement and voluntary redundancy offers, and the provision recognized to cover these obligations totaled EUR 642 million (2013: EUR 334 million).

In 2012, the Bank and Banesto reached an agreement with the employees’ representatives to alter the form of the defined-benefit obligations arising from the collective agreement into defined-contribution plans. In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to alter such obligations into a defined-contribution employee welfare system.

The amount of the obligations accrued with respect to all the current employees, both those subject to the collective agreement and senior executives, whose defined-benefit obligations were converted into defined-contribution plans, totaled EUR 1,389 million. The obligations thus altered were externalized through the execution of various insurance contracts with Spanish insurance companies. The effect of the settlement of such defined-benefit obligations is shown in the tables below.

The expenses incurred by the Group in respect of contributions to defined contribution plans amounted to EUR 105 million in 2014 (2013: EUR 108 million; 2012: EUR 54 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Annual discount rate	2.00%	3.00%	2.75% and 3% in the case of Banesto	2.00%	3.00%	2.75% and 3% in the case of Banesto
Mortality tables	PERM/F-2000	PERM/F-2000	GRM/F-95 (PERM/F-2000 in the case of Banesto)	PERM/F-2000	PERM/F-2000	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (*)	2.50% (*)	2% (*)	n/a	n/a	n/a
Annual social security pension increase rate
	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the discount rate.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2014, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +/- 5.5% and an increase or decrease in the present value of the long-term obligations of +/- 1.15%. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Expected rate of return on plan assets	2.0%	3.0%	2.75% and 3% in the case of Banesto	n/a	n/a	n/a
Expected rate of return on reimbursement rights	2.0%	3.0%	2.75% and 3% in the case of Banesto	n/a	n/a	n/a

The funding status of the defined benefit obligations in 2014 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010

Present value of the obligations:
To current employees	62	50	58	1,533	1,240	—	—	—	—	—
Vested obligations to retired employees	4,708	4,483	4,765	4,367	4,471	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,220	2,149	2,389	2,769	3,262
Long-service bonuses and other benefits	—	—	—	—	—	13	11	7	7	8
Other	307	257	221	185	181	4	1	8	5	3

	5,077	4,790	5,044	6,085	5,892	2,237	2,161	2,404	2,781	3,273
Less-
Fair value of plan assets	167	157	144	177	183	—	—	—	—	—

Provisions - Provisions for pensions	4,910	4,633	4,900	5,908	5,709	2,237	2,161	2,404	2,781	3,273

Of which:
Internal provisions for pensions	4,565	4,293	4,495	3,762	3,490	2,237	2,161	2,404	2,781	3,272
Insurance contracts linked to pensions (Note 14)	345	342	405	2,146	2,219	—	—	—	—	1
Unrecognized net assets for pensions	—	(2)	—	—	—	—	—	—	—	—

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Current service cost	10	10	53	1	—	1
Interest cost (net)	139	139	204	59	61	101
Expected return on insurance contracts linked to pensions	(9)	(11)	(45)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognized in the year	—	—	—	48	3	66
Past service cost	—	30	22	—	34	21
Pre-retirement cost	12	8	—	630	326	55
Effect of curtailment/settlement	(14)	(6)	(401)	—	—	1

	138	170	(167)	738	424	245

In addition, in 2014 Valuation adjustments – Other valuation adjustments increased by EUR 427 million with respect to defined benefit obligations (2013: an increase of EUR 52 million; 2012: a decrease of EUR 533 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Present value of the obligations at beginning of year	4,790	5,044	6,085	2,161	2,404	2,781
Net inclusion of entities in the Group	—	(5)	—	—	—	—
Current service cost	10	10	53	1	—	1
Interest cost	144	145	211	59	61	101
Pre-retirement cost	12	8	—	630	326	55
Effect of curtailment/settlement	(14)	(6)	(401)	—	—	—
Benefits paid due to settlements	—	—	(1,006)	—	—	—
Other benefits paid	(355)	(394)	(317)	(665)	(661)	(624)
Past service cost	—	30	15	—	34	21
Actuarial (gains)/losses (*)	485	(79)	382	48	3	66
Exchange differences and other items	5	37	22	3	(6)	3

Present value of the obligations at end of year	5,077	4,790	5,044	2,237	2,161	2,404

(*)	Including in 2014 demographic actuarial losses of EUR 8 million and financial actuarial losses of EUR 477 million in the post-employment plans, as well as demographic actuarial losses of EUR 1 million and financial actuarial losses of EUR 47 million in other similar obligations.

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2014	2013	2012

Fair value of plan assets at beginning of year	157	144	177
Expected return on plan assets	5	6	7
Actuarial gains/(losses)	27	—	11
Contributions/(surrenders)	11	5	(42)
Benefits paid	(38)	(12)	(9)
Exchange differences and other items	5	14	—

Fair value of plan assets at end of year	167	157	144

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Fair value of insurance contracts linked to pensions at beginning of year	342	405	2,146	—	—	—
Expected return on insurance contracts (Note 38)	9	11	45	—	—	—
Benefits paid	(37)	(47)	(59)	—	—	—
Premiums paid/(surrenders) (Note 14)	—	—	(1,565)	—	—	(1)
Actuarial gains/(losses)	31	(27)	(162)	—	—	1

Fair value of insurance contracts linked to pensions at end of year	345	342	405	—	—	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2015 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Millions of euros

2015	959
2016	838
2017	717
2018	612
2019	515
2020 to 2024	1,656

ii.	United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 84 million in 2014 (2013: EUR 62 million; 2012: EUR 53 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2014	2013	2012

Annual discount rate	3.65%	4.45%	4.50%
Mortality tables	116/98 S1 Light TMC	103 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	3.05%	3.40%	2.85%
Annual salary increase rate	1.00%	3.40%	2.85%
Annual pension increase rate	2.85%	3.15%	2.75%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2014, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 10.6%. If the cumulative annual CPI growth assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 7.1%. These changes would be offset in part by increases or decreases in the fair value of the plan assets.

The funding status of the defined benefit obligations in 2014 and the four preceding years is as follows:

	Millions of euros
	2014	2013	2012	2011	2010

Present value of the obligations:	11,959	10,120	9,260	8,467	7,824

Less-
Fair value of plan assets	12,108	9,455	9,194	8,496	7,617

Provisions - Provisions for pensions	(149)	665	66	(29)	207

Of which:
Internal provisions for pensions	256	806	409	255	261
Net assets for pensions	(405)	(141)	(343)	(284)	(54)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2014	2013	2012

Current service cost	29	32	49
Interest cost (net)	16	1	34
Past service cost	(286)	—	—

	(241)	33	83

In addition, in 2014 Valuation adjustments –Other valuation adjustments decreased by EUR 173 million with respect to defined benefit obligations (2013: a decrease of EUR 697 million; 2012: a decrease of EUR 182 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2014	2013	2012

Present value of the obligations at beginning of year	10,120	9,260	8,467
Current service cost	29	32	49
Interest cost	455	396	427
Benefits paid	(263)	(239)	(258)
Past service cost	(286)	—	—
Actuarial (gains)/losses (*)	1,174	852	367
Exchange differences and other items	730	(181)	208

Present value of the obligations at end of year	11,959	10,120	9,260

(*) Including in 2014 demographic actuarial losses of EUR 236 million and financial actuarial losses of EUR 938 million.

In 2014 Santander UK reached an agreement with the workers’ representatives to convert a portion of the defined-benefit obligations into defined-contribution plans. The effect of the reduction of the aforementioned obligations is shown in the preceding table under Past service cost.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2014	2013	2012

Fair value of plan assets at beginning of year	9,455	9,194	8,496
Expected return on plan assets	439	395	393
Actuarial gains/(losses)	1,346	155	186
Contributions	450	133	180
Benefits paid	(263)	(239)	(258)
Exchange differences and other changes	681	(183)	197

Fair value of plan assets at end of year	12,108	9,455	9,194

The Group expects to make contributions of approximately EUR 50 million to fund these obligations in 2015.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2014	2013	2012

Equity instruments	22%	24%	27%
Debt instruments	56%	59%	56%
Properties	12%	11%	3%
Other	10%	6%	14%

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Millions of euros

2015	289
2016	308
2017	329
2018	351
2019	375
2020 to 2024	2,297

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2014, 2013 and 2012, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 58 million in 2014 (2013: EUR 53 million; 2012: EUR 49 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2014, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 5%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2014 and the four preceding years is as follows:

	Millions of euros
	2014	2013	2012	2011	2010

Present value of the obligations	10,324	9,289	12,814	11,245	11,062
Less-
Of which: with a charge to the participants	151	133	125	—	—

Fair value of plan assets	8,458	7,938	10,410	9,745	10,176

Provisions - Provisions for pensions	1,715	1,218	2,279	1,500	886

Of which:
Internal provisions for pensions	1,999	1,512	2,626	1,827	1,340
Net assets for pensions	(8)	(8)	(5)	(15)	(8)
Unrecognized net assets for pensions	(276)	(286)	(342)	(312)	(446)

In December 2011 the Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions - Provision for pensions and similar obligations at December 31, 2011 included the present value of the obligations, net of the fair value of the related plan assets.

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2014	2013	2012

Current service cost	35	46	42
Interest cost (net)	131	162	116
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	4	(1)	7
Past service cost	1	7	2
Pre-retirement cost	—	—	(10)
Other	(34)	(2)	(4)

	137	212	153

In addition, in 2014 Valuation adjustments – Other valuation adjustments increased by EUR 515 million with respect to defined benefit obligations (2013: an increase of EUR 735 million; 2012: a decrease of EUR 968 million).

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2014	2013	2012

Present value of the obligations at beginning of year	9,289	12,814	11,245
Net inclusion of entities in the Group	25	4	(70)
Current service cost	35	46	42
Interest cost	865	951	1,010
Pre-retirement cost	20	—	13
Effect of curtailment/settlement	(6)	(1)	(16)
Benefits paid	(669)	(686)	(735)
Benefits paid due to settlements	(6)	(2)	(41)
Contributions made by employees	7	21	10
Past service cost	1	7	—
Actuarial (gains)/losses (*)	646	(2,039)	2,352
Exchange differences and other items	117	(1,826)	(996)

Present value of the obligations at end of year	10,324	9,289	12,814

(*)	Including in 2014 demographic actuarial losses of EUR 242 million and financial actuarial losses of EUR 404 million.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2014	2013	2012

Fair value of plan assets at beginning of year	7,938	10,410	9,745
Net inclusion of entities in the Group	13	—	10
Expected return on plan assets	759	789	894
Actuarial gains/(losses)	124	(1,314)	1,259
Gains/(losses) due to settlements	(24)	—	—
Contributions	205	239	165
Benefits paid	(643)	(641)	(687)
Exchange differences and other items	86	(1,545)	(976)

Fair value of plan assets at end of year	8,458	7,938	10,410

In 2015 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2014.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2014	2013	2012

Equity instruments	8%	10%	6%
Debt instruments	83%	85%	86%
Properties	5%	2%	4%
Other	4%	3%	4%

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Millions of euros

2015	704
2016	734
2017	761
2018	789
2019	822
2020 to 2024	4,582

d)	Provisions for taxes and other legal contingencies and Other provisions

Provisions - Provisions for taxes and other legal contingencies and Provisions - Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2014	2013	2012

Recognized by Spanish companies	1,217	1,228	722
Recognized by other EU companies	1,206	1,027	1,337
Recognized by other companies	2,887	2,515	2,973
Of which:
Brazil	2,453	2,263	2,750

	5,310	4,770	5,032

Set forth below is the detail, by type of provision, of the balance at December 31, 2014, 2013 and 2012 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2014	2013	2012

Provisions for taxes	1,289	1,177	1,198
Provisions for employment-related proceedings (Brazil)	616	638	975
Provisions for other legal proceedings	1,011	912	927
Provision for customer remediation	632	465	803
Regulatory framework-related provisions	298	315	81
Provision for restructuring	273	378	120
Other	1,191	885	928

	5,310	4,770	5,032

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions relating to the following issues concerning Santander UK:

•	The provision for payments to the Financial Services Compensation Scheme (FSCS): the FSCS is the compensation fund for customers of financial services entities in the UK and is responsible for paying compensation if an entity cannot pay for rights claimed from it. The FSCS is financed through levies applied to the industry (and recoveries and loans, where appropriate).

•	The provision for the payment of the bank levy in the UK: the 2011 Finance Act introduced an annual bank levy in the UK which is collected using the quarterly system in force for corporation tax. This levy is based on the total liabilities presented in the balance sheet at year-end, although certain amounts are excluded. In 2014 a rate of 0.156% was applied, of 0.13% in 2013 and 0.088% in 2012.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by various Group companies.

Qualitative information on the main litigation is provided in Note 25.e to the consolidated financial statements.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.b. With respect to Brazil, the main charges to the consolidated income statement in 2014 related to EUR 316 million due to civil contingencies (2013: EUR 247 million) and EUR 358 million due to employment-related claims (2013: EUR 336 million; 2012: EUR 573 million); in addition, EUR 346 million were charged to the restructuring provision in 2013. This increase is offset in part by the use of the available provisions, of which EUR 343 million relate to employment-related payments (2013: EUR 500 million; 2012: EUR 730 million), EUR 278 million to civil payments (2013: EUR 215 million) and EUR 234 million to the use of the restructuring provision (2013: 62 million). In the UK, provisions of EUR 174 million were recognized in connection with customer remediation (2012: EUR 264 million), of EUR 205 million in connection with the regulatory framework (the bank levy and the Financial Services Compensation Scheme (FSCS)) (2013: provision of EUR 347 million; 2012: release of EUR 6 million), and of EUR 108 million for restructuring. These increases were offset by the use of EUR 321 million of provisions for customer remediation (2013: 319 million; 2012: EUR 392 million), EUR 197 million in payments relating to the bank levy and the FSCS (2013: EUR 317 million) and EUR 54 million for restructuring. In Spain provisions of EUR 152 million were recognized for restructuring in 2014, of which EUR 58 million were used; furthermore, EUR 32 million were paid in relation to the extraordinary contribution to the Deposit Guarantee Fund, recognized in 2013, amounting to EUR 228 million. In Germany provisions of EUR 455 million were recognized for customer remediation, of which EUR 197 million were used.

e)	Litigation and other matters

i. Tax-related litigation

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

•

Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court published its decision holding that it will review the appeal related to PIS and declining to hear the appeal related to COFINS. The Federal Supreme Court’s decision on the PIS appeal is still pending judgment and its decline of the appeal related to COFINS is subject to further appeal. In the case of Banco ABN AMRO Real S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, subsist and are pending judgment.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level (Tax Appeal High Chamber). In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. This infringement notice was appealed by Banco Santander (Brasil), S.A. in the Federal Tax Office, and the Bank had a favorable decision, which has been appealed at CARF by the tax authorities Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect, that there are sound defence arguments to appeal against the infringement notices and that, accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander (Brasil) S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander (Brasil) S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favourable judgment and lodged an appeal at the Higher

Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognised in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (currently Zurich Santander Brasil Seguros e Previdencia S.A.), as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank lodged an appeal against this infringement notice which was upheld in part by CARF, the Federal Union having filed a special appeal. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A., performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortisation performed prior to the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has lodged an appeal against this decision at the Federal Tax Office. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Sudameris. No provision has been recognised in this connection as it is considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander

Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years .

At the date of approval of these consolidated annual financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the proceeding brought by the BBA.

Santander UK did not participate in the legal action undertaken by other UK banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

The following table shows information on the total claims received up to December 31, 2014 and the resolution thereof:

(number of claims, in thousands)

	2014	2013	2012
Claims outstanding at the beginning of the period	14	31	1

Claims received (1)	246	363	437

Claims rejected as being invalid(2)	(194)	(298)	(258)

Resolved claims	(46)	(82)	(149)

Claims outstanding at the end of the period	19	14	31

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

At December 31, 2014, the provision recognized in this connection totaled GBP 129 million.

In 2014, there was a slowdown in the fall in the number of claims compared to previous years but it is expected that claims will be continued to be received for a longer period than initially envisaged and, accordingly the provisions have been increased by GBP 95 million. The monthly cost of compensation fell to GBP 11 million compared to a monthly average of GBP 18 million in 2013 and of GBP 26 million in 2012. The percentage of unjustified claims continues to be high.

The provision recognized at the end of 2014 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims- estimated number of claims;

•	Percentage of claims lost- estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost - estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of the media coverage.

These assumptions are reviewed, updated and validated on a regular basis using the latest available information, such as, the number of claims received, the percentage of claims lost, the potential impact of any change in that percentage, etc. and any new evaluation of the estimated population.

The most relevant factor for calculating the balance of the provision is the number of claims received as well as the expected level of future claims. The percentage of claims lost is calculated on the basis of the analysis of the sale process. The average cost of compensation is calculated in a reasonable manner as the Group manages a high volume of claims and the related population is homogenous. Group management reviews the provision required at each relevant date, taking into account the latest available information on the aforementioned assumptions as well as past experience.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank appealed this decision, which appeal was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on 17 February 2015. Banco Santander, S.A. has duly contested the decision with a view to lodging a future appeal.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary petition requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This petition has been upheld in full by the Court. Banco Santander, S.A. has contested the judgment with a view to lodging a future appeal.

On December 30, 2013, Banco Santander filed a petition requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The petition was dismissed by the decision of 30 June 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of (in its opinion) the unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to (in its opinion) the unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated 27 May 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated 24 October 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment which has not yet been granted leave to proceed. The Bank has challenged the appeal. The Bank has not recognized any provisions in this connection.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated 10 July 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these consolidated financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these consolidated financial statements, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid. On 14 February 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated 29 November 2013.

On 4 April 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on 16 May 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognized any provisions in this connection.

•	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute-of-limitation period on claims relating to old transactions. Therefore, any claims relating to handling fees paid between 2004 and 2011 become statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from 1 January 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognized provisions totaling approximately EUR 455 million to cover the estimated cost of the claims relating to handling fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at December 31, 2014, 2013 and 2012, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Transactions in transit	621	505	784
Accrued expenses and deferred income	6,415	5,275	5,378
Other	3,610	2,774	2,054

	10,646	8,554	8,216

27.	Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)	Years open for review by the tax authorities

In 2014 the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007 were signed partly on an uncontested basis and partly on a contested basis. Notification was received at the beginning of February 2015 of the final agreed payments arising from these assessments. Based on the advice of its external legal counsel, Banco Santander, S.A., as the Parent of the consolidated tax group, considers that there are sound defense arguments to appeal against the assessments and that there should be no impact on the consolidated financial statements. Accordingly, no provision has been recognized in this connection.

Also, in 2014 a review by the tax authorities was initiated at the Consolidated Tax Group in relation to 2009, 2010 and 2011, and the Consolidated Tax Group had the years to 2014 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2014	2013	2012

Consolidated profit (loss) before tax:
From continuing operations	10,679	7,378	3,565
From discontinued operations	(26)	(18)	99

	10,653	7,360	3,664

Income tax at tax rate applicable in Spain (30%)	3,196	2,208	1,099
Effect of application of the various tax rates applicable in each country (*)	187	100	170
Of which:
Brazil	185	304	318
United Kingdom	(138)	(87)	(97)
United States	302	37	43
Chile	(79)	(105)	(108)
Effect of profit or loss of associates and jointly controlled entities	(73)	(153)	(128)
Effect of gains not subject to taxation (1)	—	(61)	(186)
Effect of deduction of goodwill in Brazil	(304)	(274)	(414)
Effect of reassessment of deferred taxes	279	(21)	(50)
Tax effect on local books of transactions eliminated on consolidation	(20)	(42)	(86)
Permanent differences	453	274	208

Current income tax	3,718	2,031	613

Effective tax rate	34.90%	27.60%	16.73%

Of which:
Continuing operations	3,718	2,034	584
Discontinued operations (Note 37)	—	(3)	29
Of which:
Current tax	2,464	3,511	3,066
Deferred taxes	1,254	(1,480)	(2,453)
Taxes paid in the year	1,352	3,577	3,162

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(1)	Tax effect of the sale of Banco Santander Colombia, S.A. in 2012.

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity in 2014, 2013 and 2012:

	Millions of euros
	2014	2013	2012

Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	(633)	162	(283)
Measurement of available-for-sale equity securities	(50)	(51)	(64)
Measurement of cash flow hedges	(150)	(38)	23
Actuarial (gains) losses	319	(331)	538
Measurement of entities accounted for using the equity method	(33)	39	(15)

	(547)	(219)	199

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every Member State as from January 1, 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetisable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of December 29, 2010, and amended by Law no. 10, of February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of November 29, confirmed by Law 27/2014, of November 27, tax regimes were established whereby certain deferred tax assets (arising from credit loss provisions in Brazil and credit loss provisions, provisions for foreclosed assets and pension and pre-retirement obligations in Spain), may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

The detail of deferred tax assets, by classification as monetisable or non-monetisable assets, and of deferred tax liabilities at December 31, 2014 is as follows:

	Millions of euros
	2014		2013		2012
	Monetisable (*)	Other	Monetisable (*)	Other

Tax assets:	8,444	13,720	7,902	13,291	20,987
Tax losses and tax credits	—	5,650	—	5,671	7,719
Temporary differences	8,444	8,070	7,902	7,620	13,268
Of which:
Non-deductible provisions	—	2,709	—	2,365	2,353
Valuation of financial instruments	—	775	—	1,213	1,700
Credit losses	4,429	1,013	3,989	920	3,341
Pensions	3,408	759	3,286	553	2,897
Valuation of tangible and intangible assets	607	474	627	522	731

Tax liabilities:	—	4,527	—	1,825	2,603
Temporary differences	—	4,527	—	1,825	2,603
Of which:
Valuation of financial instruments	—	1,093	—	729	1,314
Valuation of tangible and intangible assets	—	1,323	—	461	760
Investments in Group companies (Note 3)	—	1,096	—	—	—

(*)	Not deducted from regulatory capital.

The Group only recognizes deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the profit before tax generated by the various entities in prior years, (ii) each entity or tax group’s projected profits before tax, (iii) the estimated reversal of the existing temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognized deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities, which generally cover a period of three years (see further details in Note 17), applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognized deferred tax assets:

Spain

The deferred tax assets recognized in Spain total EUR 11,638 million, of which EUR 5,734 million were for monetisable temporary differences, EUR 2,029 million for other temporary differences and EUR 3,875 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered in 15 years. This period would also apply to the recovery of the recognized tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognized in Brazil total EUR 5,886 million, of which EUR 2,509 million were for monetisable temporary differences, EUR 2,865 million for other temporary differences and EUR 512 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered within five years. The recognized tax loss and tax credit carryforwards will be recovered within ten years.

United States

The deferred tax assets recognized in the United States total EUR 1,525 million, of which EUR 620 million were for temporary differences and EUR 905 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered by 2024. The recognized tax loss and tax credit carryforwards will be recovered by 2028.

Mexico

The deferred tax assets recognized in Mexico total EUR 836 million, of which EUR 828 million were for temporary differences and EUR 8 million for tax losses and credits.

The Group estimates that substantially all the recognized deferred tax assets for temporary differences will be recovered in three years. It is estimated that the recognized tax loss and tax credit carryforwards will be recovered in full within five years.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2013	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments (equity)	Acquisitions for the year (net)	Balances at December 31, 2014

Deferred tax assets	21,193	36	194	21	720	22,164
Deferred tax liabilities	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)

	19,368	(1,254)	(134)	(506)	163	17,637

	Millions of euros
	Balances at December 31, 2012	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments (equity)	Acquisitions for the year (net)	Balances at December 31, 2013

Deferred tax assets	20,987	1,315	(493)	(616)	—	21,193
Deferred tax liabilities	(2,603)	165	259	361	(7)	(1,825)

	18,384	1,480	(234)	(255)	(7)	19,368

	Millions of euros
	Balances at December 31, 2011	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments (equity)	Acquisitions for the year (net)	Balances at December 31, 2012

Deferred tax assets	18,494	2,217	(28)	326	(22)	20,987
Deferred tax liabilities	(2,865)	236	197	(201)	30	(2,603)

	15,629	2,453	169	125	8	18,384

f)	Tax reforms

In 2014 two significant income tax reforms were approved in Spain and Chile.

In Spain the most important change for the Group was the elimination of the time limit for the utilization of tax losses against taxable profits of subsequent years and of double taxation tax credit carryforwards.

Of particular note in relation to the tax reform in Chile is the increase in the “first category” tax rate from 20% in 2013 to 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% from 2018.

The impact of these two reforms on the Group’s consolidated financial statements was not material.

g)	Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity—Non-controlling interests is as follows:

	Millions of euros
	2014	2013	2012

Banco Santander (Brasil), S.A.	1,662	4,292	4,920
Bank Zachodni WBK, S.A.	1,545	1,372	168
Grupo Financiero Santander México, S.A.B. de C.V.	1,192	978	1,296
Banco Santander - Chile	1,049	950	1,027
Santander Consumer USA Holdings Inc.	1,013	—	—
Metrovacesa, S.A.	598	—	—
Banesto	—	—	627
Other companies	731	568	609

	7,790	8,160	8,647

Profit/(Loss) for the year attributable to non-controlling interests	1,119	1,154	768
Of which:
Banco Santander (Brasil), S.A.	315	494	585
Santander Consumer USA Holdings Inc.	219	—	—
Banco Santander - Chile	210	221	208
Grupo Financiero Santander México, S.A.B. de C.V.	193	251	59
Bank Zachodni WBK, S.A.	121	123	13
Banesto	—	—	(138)
Other companies	61	65	41

	8,909	9,314	9,415

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	9,314	9,415	6,354
Banesto Group merger (Note 3)	—	(455)	—
Changes in the scope of consolidation (Note 3)	1,465	199	27
Change in proportion of ownership interest	(2,971)	925	3,337
Dividends paid to non-controlling interests	(380)	(747)	(409)
Changes in capital and other items	(524)	57	(10)
Profit for the year attributable to non-controlling interests	1,119	1,154	768
Valuation adjustments (including exchange differences)	886	(1,234)	(652)

Balance at end of year	8,909	9,314	9,415

As indicated in Note 3, in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V., thus giving rise to an increase of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences.

In January and March 2012 the Group transferred shares representing for 4.41% and 0.77% of Banco Santander (Brasil), S.A. to two leading international financial institutions, generating an increase in the balance of Non-controlling interests of EUR 1,532 million (see Note 34).

Lastly, in 2013 the Group reduced its ownership interest in Bank Zachodni WBK, S.A. to 70%, thereby generating an increase in the balance of Non-controlling interests of EUR 1,329 million (see Note 3).

Lastly, in 2014 the Group increased its ownership interest in Banco Santander (Brasil), S.A., thereby generating a decrease in the balance of Non-controlling interests of EUR 2,572 million (see Note 3).

The foregoing changes are shown in the consolidated statement of changes in total equity.

c)	Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2014 is summarized below:

	Millions of euros (*)
	Banco Santander (Brazil)	Banco Santander - Chile	Grupo Financiero Santander (Mexico)	Bank Zachodni WBK	Santander Consumer USA Holdings Inc.

Total assets	156,287	42,763	53,726	27,794	27,357
Total liabilities	143,320	40,300	50,137	25,925	25,814

Net assets	12,967	2,463	3,589	1,869	1,543

Total gross income	12,008	2,197	3,072	1,376	3,568

Total profit	1,926	739	851	485	582

(*)	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it does not coincide with the information published separately by each entity.

29.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of recognized income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognized income and expense presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to profit or loss when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to profit or loss, the consolidated statement of recognized income and expense includes changes in Valuation adjustments as follows:

•	Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.

•	Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Available-for-sale financial assets

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at December 31, 2014, 2013 and 2012 is as follows:

	Millions of euros
	December 31, 2014				December 31, 2013				December 31, 2012
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	835	(176)	659	31,190	356	(496)	(140)	25,664	68	(1,286)	(1,218)	29,288
Rest of Europe	325	(56)	269	20,597	28	(143)	(115)	12,080	112	(178)	(66)	10,891
Latin America and rest of the world	89	(97)	(8)	30,230	38	(217)	(179)	17,134	627	(38)	589	23,759
Private-sector debt securities	243	(193)	50	28,232	258	(280)	(22)	24,966	215	(184)	31	23,786

	1,492	(522)	970	110,249	680	(1,136)	(456)	79,844	1,022	(1,686)	(664)	87,724

Equity instruments
Domestic
Spain	35	(8)	27	1,447	132	(10)	122	1,432	201	(34)	167	1,233
International
Rest of Europe	282	(23)	259	1,245	158	(25)	133	974	75	(46)	29	1,135
United States	25	—	25	762	20	(1)	19	661	15	(5)	10	1,022
Latin America and rest of the world	298	(19)	279	1,547	235	(18)	217	888	265	(56)	209	1,152

	640	(50)	590	5,001	545	(54)	491	3,955	556	(141)	415	4,542

Of which:
Listed	311	(26)	285	1,787	313	(26)	287	1,330	311	(68)	243	1,849
Unlisted	329	(24)	305	3,214	232	(28)	204	2,625	245	(73)	172	2,693

	2,132	(572)	1,560	115,250	1,225	(1,190)	35	83,799	1,578	(1,827)	(249)	92,266

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the decline in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant decline to be a 40% drop in the fair value of the instrument or a continued decline over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis each of the instruments that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the fair value may not have declined by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2014 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 42 million in respect of debt instruments (2013: EUR 89 million; 2012: EUR 18 million) and of EUR 147 million in respect of equity instruments which had suffered a significant and prolonged decline in price at December 31, 2014 (2013: EUR 169 million; 2012: EUR 344 million).

At the end of 2014, 45.62% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 53.63% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase, which occurred after the instruments were acquired, in the credit risk spreads (credit spreads that improved in 2014); there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2014, 49.72% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c)	Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2014 reflect the positive effect of the appreciation of the US dollar and of the pound sterling, whereas the changes in 2013 reflected the depreciation of the Brazilian real.

Of the change in the balance in these years, a gain of EUR 1,093 million in 2014, and a loss of EUR 1,665 million in 2013 and EUR 388 million in 2012 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments - Hedges of net investments in foreign operations and Valuation adjustments - Exchange differences is as follows:

	Millions of euros
	2014	2013	2012

Net balance at end of year	(8,955)	(10,642)	(5,968)
Of which:
Brazil Group	(5,936)	(5,480)	(2,627)
Mexico Group	(1,243)	(1,171)	(900)
Santander UK Group	(1,042)	(2,364)	(2,094)
Argentina Group	(729)	(618)	(287)
Chile Group	(528)	(453)	(80)
SHUSA Group	535	(352)	(50)
Other	(12)	(204)	70

d)	Entities accounted for using the equity method

Valuation adjustments - Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates and jointly controlled entities.

The changes in Valuation adjustments - Entities accounted for using the equity method were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	(446)	(152)	(95)
Revaluation gains/(losses)	266	(283)	(61)
Net amounts transferred to profit or loss	95	23	21
Transfers	—	(34)	(17)

Balance at end of year	(85)	(446)	(152)

Of which:
Metrovacesa, S.A.	—	(63)	(55)
Zurich Santander Insurance América, S.L.	(37)	(135)	39
Santander Consumer USA Inc.	—	(145)	(92)

e)	Other valuation adjustments

Valuation adjustments - Other valuation adjustments include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The changes in this balance are shown in the consolidated statement of recognized income and expense, and the most significant changes in 2014 related to:

•	Increase of EUR 479 million in the cumulative actuarial losses relating to the Group’s entities in Spain, due basically to the change in the main actuarial assumptions – a decrease in the discount rate from 3% to 2%.

•	Increase of EUR 246 million in the cumulative actuarial losses relating to the Group’s businesses in Brazil, due basically to the change in the main actuarial assumptions – a decrease in the discount rate from 11.24% to 10.94%.

•	Decrease of EUR 204 million in the cumulative actuarial losses relating to the Group’s businesses in the UK, due basically to the change in the main actuarial assumptions – a decrease in the CPI from 3.40% to 3.05% and a higher than expected return on plan assets.

•	Also, changes arose as a result of fluctuations in exchange rates, mainly in the UK.

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2014 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a total par value of EUR 4,454.5 million.

On January 31, 2012 and May 2, 2012, the bonus issues through which the Santander Dividendo Elección program is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.85% and 3.04% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 83.9 million and EUR 142.2 million, respectively.

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. As a result of the exercise of this option and of the mandatory conversion, 73,927,779 shares were issued on June 7, 193,095,393 on July 5, 37,833,193 on August 7, 14,333,873 on September 6 and 200,311,513 on October 9, 2012, relating to capital increases of EUR 37 million, EUR 97 million, EUR 19 million, EUR 7 million and EUR 100 million, respectively.

Also, on July 31, 2012 and November 2, 2012, the bonus issues through which the Santander Dividendo Elección program is instrumented took place, whereby 218,391,102 and 222,107,497 shares (2.22% and 2.15% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109.2 and EUR 111.1 million, respectively.

At December 31, 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

On January 30, 2013, April 30, 2013, July 31, 2013 and October 31, 2013, the bonus issues through which the Santander Dividendo Elección program is instrumented took place, whereby 217,503,395, 270,917,436, 282,509,392 and 241,310,515 shares (2.06%, 2.51%, 2.55% and 2.13% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 108.8 million, EUR 135.5 million, EUR 141.3 million and EUR 120.7 million, respectively.

At December 31, 2013, the Bank’s share capital consisted of 11,333,420,488 shares with a total par value of EUR 5,667 million.

On January 30, 2014, April 29, 2014, July 30, 2014 and November 5, 2014, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659, 217,013,477, 210,010,506 and 225,386,463 shares (2.01%, 1.88%, 1.78% and 1.82% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 113.8 million, EUR 108.5 million, EUR 105 million and EUR 112.7 million, respectively.

Also, on November 4, 2014, a capital increase was carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3), whereby 370,937,066 shares (3.09% of the share capital) were issued, corresponding to a capital increase of EUR 185.5 million (see Note 3).

At December 31, 2014, the Bank’s share capital consisted of 12,584,414,659 shares with a total par value of EUR 6,292 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. At December 31, 2014, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with an 11.43% holding), Chase Nominees Limited (with a 5.78% holding), The Bank of New York Mellon (with a 4.80% holding), EC Nominees Ltd. (with a 4.35% holding), Guaranty Nominees (with a 4.21% holding) and Clearstream Banking (with a 3.47% holding).

However, the Bank understands that these ownership interests are held in custody on behalf of third parties and that no individual third party, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital or voting power.

b)	Other considerations

The shareholders at the annual general meeting held on March 28, 2014 authorized additional share capital of EUR 2,890 million. The Bank’s directors have until March 28, 2017 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law, although this power is limited to EUR 1,156 million. This power was partially exercised in the capital increase carried out on January 8, 2015 (see Note 1.g).

The shareholders at the annual general meeting of March 28, 2014 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 10,000 million or the equivalent amount in another currency. The Bank’s directors have until March 28, 2019 to execute this resolution.

At December 31, 2014, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At December 31, 2014, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) and managed jointly was 56 million, which represented 0.44% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 211 million (equal to 1.68% of the Bank’s share capital).

At December 31, 2014, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Exhibit V).

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2013 and 2012 relates to the capital increases detailed in Note 31.a. The increase in 2014 is the result of the capital increase of EUR 2,372 million carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3) and the reduction of EUR 440 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme.

Also, in 2014 an amount of EUR 125 million was transferred from the Share premium account to the Legal reserve (2013: EUR 102 million; 2012: EUR 141 million) (see Note 33.b.i).

33.	Reserves

a)	Definitions

Shareholders’ equity - Reserves - Accumulated reserves (losses) includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

Shareholders’ equity - Reserves - Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2014	2013	2012

Accumulated reserves:
Restricted reserves-
Legal reserve	1,259	1,134	1,032
Reserve for treasury shares	1,487	1,509	1,549
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	2,997	3,048	18
Consolidation reserves attributable to the Bank	7,908	7,968	8,551
Accumulated profit or loss at subsidiaries	27,268	24,080	25,641

	40,973	37,793	36,845
Reserves of entities accounted for using the equity method:
Associates	187	263	255

	41,160	38,056	37,100

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of the legal reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2014 and 2013 the Bank transferred EUR 125 million and EUR 102 million, respectively, from the Share premium account to the Legal reserve. In 2012 the Bank transferred EUR 141 million from the Share premium account and EUR 34 million of 2011 profit to the Legal reserve.

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2014 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares.

iii.	Revaluation reserve Royal Decree Law 7/1996, of June7

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized .

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

iv.	Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2014	2013	2012

Banco Santander (Brasil), S.A. (Consolidated Group)	7,361	6,478	5,237
Santander UK Group	5,842	5,540	4,871
Banesto (*)	—	—	4,284
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,566	2,573	2,104
Banco Santander - Chile	2,446	2,736	3,072
Banco Santander Totta, S.A. (Consolidated Group)	2,021	1,890	1,860
Santander Consumer Finance Group	1,815	1,189	1,351
Santander Holdings USA, Inc.	1,712	1,084	624
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	725	515	387
Banco Banif, S.A. Unipersonal (*)	—	—	347
Banco Santander Río, S.A.	703	395	61
Banco Santander International	408	348	288
Cartera Mobiliaria, S.A., SICAV	370	339	329
Bank Zachodni WBK, S.A.	315	175	62
Banco Santander (Suisse) S.A.	282	242	333
Santander Investment, S.A.	282	222	218
Exchange differences, consolidation adjustments and other companies (**)	420	354	213

	27,268	24,080	25,641

Of which: restricted	2,233	2,062	2,241

(*)	The reserves of these entities are recognized at December 31, 2014 and December 31, 2013 under Voluntary reserves and Consolidation reserves attributable to the Bank as a result of the merger by absorption of the two entities into the Bank (see Note 3).
(**)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

“Other equity instruments” includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other “Shareholders’ equity” items.

b)	Treasury shares

Shareholders’ equity - Treasury shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

On October 21, 2013 and October 23, 2014, the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.012% of issued share capital at December 31, 2014 (December 31, 2013: 0.013%; December 31, 2012: 0.474%).

The average purchase price of the Bank’s shares in 2014 was EUR 7.06 per share and the average selling price was EUR 7.18 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 40 million increase in 2014 (2013: EUR 28 million reduction; 2012: EUR 85 million increase).

35.	Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent liabilities

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2014	2013	2012

Financial guarantees	13,383	13,479	14,437
Financial bank guarantees	12,121	12,186	13,706
Non-performing guarantees	1,262	1,293	731
Irrevocable documentary credits	2,381	2,430	2,866
Other bank guarantees and indemnities provided	28,006	24,690	27,285
Other guarantees	27,630	24,496	27,089
Undertakings to provide bank guarantees	376	194	196
Other contingent liabilities	308	450	445
Assets earmarked for third-party obligations	25	128	108
Other contingent liabilities	283	322	337

	44,078	41,049	45,033

A significant portion of these guarantees will expire without any payment obligation materializing for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

At December 31, 2014, the Group had recognized provisions of EUR 654 million to cover contingent liabilities (December 31, 2013: EUR 693 million; December 31, 2012: EUR 617 million) (see Note 25).

i. Financial guarantees

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii. Other bank guarantees and indemnities provided

This item includes guarantees other than those classified as financial, such as technical guarantees, guarantees covering the import and export of goods and services, irrevocable formal undertakings to provide bank guarantees, legally enforceable letters of guarantee and other guarantees of any kind.

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2014	2013	2012

Drawable by third parties	182,955	154,314	187,664
Financial asset forward purchase commitments	530	82	891
Regular way financial asset purchase contracts	11,725	8,222	15,040
Documents delivered to clearing houses	12,444	9,901	12,132
Other contingent commitments	386	278	315

	208,040	172,797	216,042

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by jointly controlled companies is as follows:

	Millions of euros
	2014	2013	2012

Investment funds	109,519	93,304	89,176
Pension funds	11,481	10,879	10,076
Assets under management	20,369	20,987	18,889

	141,369	125,170	118,141

d)	Third-party securities held in custody

At December 31, 2014, the Group held in custody debt securities and equity instruments totaling EUR 1,023,819 million (December 31, 2013: EUR 853,509 million; December 31, 2012: EUR 725,609 million) entrusted to it by third parties.

36.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2014		2013		2012
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value

Trading derivatives:
Interest rate risk-
Forward rate agreements	192,659	(50)	120,773	(2)	324,031	(7)
Interest rate swaps	2,738,960	1,253	2,454,752	1,190	2,114,198	2,942
Options, futures and other derivatives	665,658	(1,035)	605,532	(1,157)	655,091	(487)
Credit risk-
Credit default swaps	66,596	81	79,822	49	90,119	18
Foreign currency risk-
Foreign currency purchases and sales	230,961	515	186,207	1,935	187,976	278
Foreign currency options	46,311	(38)	45,196	200	49,442	(18)
Currency swaps	278,380	(1,694)	255,731	(1,001)	277,392	(436)
Securities and commodities derivatives and other	105,901	(1,222)	95,634	(1,202)	149,737	(1,714)

	4,325,426	(2,190)	3,843,647	12	3,847,986	576

Hedging derivatives:
Interest rate risk-
Interest rate swaps	190,872	(185)	219,103	1,456	195,416	2,154
Options, futures and other derivatives	9,569	13	2,144	12	8,006	19
Credit risk-
Credit default swaps	607	(9)	760	(14)	833	(7)
Foreign currency risk-
Foreign currency purchases and sales	25,530	86	24,161	630	24,758	(278)
Foreign currency options	621	39	3,883	409	24,740	(34)
Currency swaps	46,727	147	38,760	525	38,895	(399)
Securities and commodities derivatives and other	168	—	258	—	278	37

	274,094	91	289,069	3,018	292,926	1,492

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (see Note 2.f).

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2014		2013		2012
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value

Fair value hedges	234,939	(249)	229,439	1,257	195,486	1,975
Cash flow hedges	22,388	444	55,417	743	56,311	(209)
Hedges of net investments in foreign operations	16,767	(104)	4,213	1,018	41,129	(274)

	274,094	91	289,069	3,018	292,926	1,492

Following is a description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

Hedge accounting

The Group, as part of its financial risk management strategy and for the purpose of reducing mismatches in the accounting treatment of its transactions, enters into interest rate, foreign currency or equity hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Group classifies its hedges into the following categories:

•	Cash flow hedges: hedge the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, mortgages, etc.) are hedged.

•	Fair value hedges: hedge the exposure to changes in the fair value of assets or liabilities attributable to an identified, hedged risk. Thus, the interest rate risk of assets and liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, investments in entities, issues in foreign currencies and deposits and other fixed rate liabilities are hedged.

•	Hedges of net investments in foreign operations: hedge the foreign currency risk of investments in subsidiaries domiciled in countries outside the euro zone.

i. Cash flow hedges

The fair value of the cash flow hedges, net of the related tax effect, is recognized under Valuation adjustments - Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2014, within which the amounts recognized under Valuation adjustments - Cash flow hedges in equity will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
2014	Within 1 year	1 to 5 years	More than 5 years	Total

Debit balances (losses)	46	140	40	226

The net amount recognized as an equity valuation adjustment in 2014, as a result of the cash flow hedges, was an increase of EUR 459 million.

The net amount transferred from equity to 2014 profit was EUR 345 million, relating to the accrual to the net interest margin of the cash flow hedges.

The impact on 2014 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of EUR 159 million (see Note 44).

ii. Fair value hedges

In 2014 a net gain of EUR 90 million was recognized (gains of EUR 817 million on hedged items and losses of EUR 727 million on hedging derivatives) on fair value hedging transactions (see Note 44). In this connection, at December 31, the Bank accounted for most of the Group’s fair value hedges.

Hence, the financial management area of the Bank, as Parent of the Group, uses derivatives to hedge the interest rate risk and foreign currency risk of the issues of instrumental companies of the Group guaranteed by the Bank. Following are details of the main hedges taken out by the Bank which remained outstanding at the Group at December 31, 2014.

At December 31, 2014, the Group held hedging derivatives for a notional amount equivalent to EUR 30,191 million, the market value of which represented a gain of EUR 1,448 million which is offset in profit and loss on measurement of the hedged issues. The net result of this hedge is a net loss of EUR 53 million.

The main currencies of these fair value hedges are: the euro, with a notional amount of EUR 27,611 million and gains on derivatives of EUR 1,426 million, the US dollar, with a notional amount of EUR 1,790 million and gains on derivatives of EUR 35 million, and the pound sterling, with a notional amount of EUR 207 million and a gain on derivatives of EUR 0.2 million.

Also, the Bank uses derivatives to hedge the interest rate risk of government and corporate bonds recognized as available-for-sale assets. At December 31, 2014, the notional amount of these derivatives was EUR 9,072 million and their fair value gave rise to a loss of EUR 772 million, which was offset by the result of measuring the bonds at their hedged risk, giving rise to a net overall loss of EUR 1.7 million.

Lastly, the Bank has two fair value macro-hedges from its merger with Banesto. At year-end, the notional amount of the related derivatives was EUR 3,905 million and their fair value gave rise to a loss of EUR 96 million. Including the measurement of the hedged items, the net result of the macro-hedges was a gain of EUR 11.3 million.

iii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At December 31, 2014, the total notional amount of the hedges of these investments was the equivalent of EUR 15,714 million, of which EUR 10,173 million related to foreign currency swaps and forwards, EUR 310 million to foreign currency options and EUR 5,231 million to spot foreign currency sales.

By currency,

•	Hedges of the Brazilian real included hedging foreign currency options and forwards amounting to EUR 4,859 million. The amount hedged with foreign currency forwards totals EUR 4,549 million, with a loss of EUR 417 million; the amount hedged with foreign currency options totals EUR 310 million, which gave rise to a loss of EUR 359 million in 2014. At December 31, 2014, the market value of outstanding options represented a net gain of EUR 40 million. In 2014 options taken to hedge the Brazilian real were settled with an effect on valuation adjustments amounting to EUR 124 million.

•	The position in Mexican pesos is hedged through foreign currency swaps and forwards with a notional amount of EUR 2,728 million and a loss of EUR 123 million.

•	The Polish zloty is hedged through foreign currency swaps and forwards with a notional amount of EUR 1,376 million and a gain of EUR 5 million.

•	The hedging of the Chilean peso includes outstanding non-deliverable foreign currency forwards amounting to EUR 1,194 million, with a loss of EUR 44 million.

•	Norwegian kroner are hedged through foreign currency forwards amounting to EUR 326 million, with a gain of EUR 36 million.

In addition to these hedges with derivatives, spot foreign currency sales were made to offset the structural foreign currency risk: spot sales were made of US dollars against euros, which amounted to EUR 1,593 million and gave rise to a loss of EUR 233 million, of pounds sterling against euros, which totaled EUR 3,523 million and gave rise to a loss of EUR 264 million and, lastly, of Swiss francs against euros, with a notional amount of EUR 115 million, which gave rise to a loss of EUR 2 million.

At 2013 year-end, the Bank held foreign currency options in this connection with an equivalent euro notional amount of EUR 8,846 million, which were denominated in Brazilian reals. In 2013 losses amounting to EUR 214 million, which arose from the settlement of options that were exercised, were taken to equity. At 2013 year-end, the market value of the options not yet exercised represented a net gain of EUR 399 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 1,187 million, which gave rise to a gain of EUR 139 million; Brazilian reals for a notional amount of EUR 6,905 million, with a gain of EUR 720 million; Mexican pesos for a total notional amount of EUR 3,185 million, with a loss of EUR 2 million; and Polish zloty for a notional amount of EUR 1,651 million, with a loss of EUR 40 million, as well as a gain of EUR 6 million on options that had already expired.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,293 million and gave rise to a gain of EUR 68 million, and of pounds sterling against euros, which totaled EUR 3,345 million and gave rise to a gain of EUR 214 million.

At 2012 year-end, the Bank held foreign currency options in this connection with an equivalent euro notional amount of EUR 12,370 million, of which EUR 10,468 million were denominated in Brazilian reals and EUR 1,902 million in Polish zloty. In 2012 losses amounting to EUR 571 million, which arose from the settlement of options that were exercised, were taken to equity. At 2012 year-end, the market value of the options not yet exercised represented an unrealized net loss of EUR 33 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 2,327 million, which gave rise to a loss of EUR 360 million; Brazilian reals for a notional amount of EUR 2,722 million, with a loss of EUR 377 million; and Mexican pesos for a total notional amount of EUR 4,172 million, with a loss of EUR 266 million.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,805 million and gave rise to a gain of EUR 38 million, and of pounds sterling against euros, which totaled EUR 6,377 million and gave rise to a loss of EUR 170 million.

In line with the purpose of hedging the underlying carrying amount of net assets in foreign currencies, the overall valuation adjustments (gains/losses) obtained from the aforementioned hedges offset from an equity position the exchange differences arising from the conversion to euros of the Group’s investments in its investees’ net assets.

For their part, the hedges of net investments in foreign operations did not generate gains or losses for ineffectiveness in 2014.

37.	Discontinued operations

No significant operations were discontinued in 2014, 2013 or 2012.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The balance sheets and income statements for 2012 were restated in 2013 in order to present Santander UK’s cards business that was acquired from GE (General Electric) in prior years as a discontinued operation:

	Millions of euros
	2014	2013	2012

Interest income/(charges)	4	84	232
Net fee and commission income	—	22	48
Gains/losses on financial assets and liabilities	—	—	—
Other operating income/(expenses)	—	—	(2)

Gross income	4	106	278
Personnel expenses	(1)	(7)	(19)
Other general administrative expenses	(3)	(23)	(114)
Depreciation and amortization	—	(2)	(6)
Provisions (net)	(22)	(6)	(6)
Impairment losses on financial assets	(4)	(6)	(36)

Profit (loss) from operations	(26)	62	97
Gains (losses) on disposal of assets not classified as non-current assets held for sale	—	(80)	2

Profit (loss) before tax	(26)	(18)	99

Income tax (Note 27)	—	3	(29)

Profit (loss) from discontinued operations	(26)	(15)	70

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2014	2013	2012

Cash and cash equivalents as at beginning of year	—	—	—
Cash flows from operating activities	(10)	2	(3)
Cash flows from investing activities	10	(2)	3
Cash flows from financing activities	—	—	—

Cash and cash equivalents as at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2014	2013	2012

Basic earnings per share (euros)	(0.00)	(0.00)	0.01
Diluted earnings per share (euros)	(0.00)	(0.00)	0.01

38.	Interest and similar income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2014, 2013 and 2012 is as follows:

	Millions of euros
	2014	2013	2012

Balances with the Bank of Spain and other central banks	2,038	2,701	2,693
Loans and advances to credit institutions	1,782	766	1,034
Debt instruments	7,247	6,435	7,093
Loans and advances to customers	42,175	40,206	46,127
Insurance contracts linked to pensions (Note 25)	9	11	45
Other interest	1,405	1,328	1,799

	54,656	51,447	58,791

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortized cost or at fair value through equity.

39.	Interest expense and similar charges

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2014, 2013 and 2012 is as follows:

	Millions of euros
	2014	2013	2012

Balances with the Bank of Spain and other central banks	55	118	522
Deposits from credit institutions	2,144	1,852	1,959
Customer deposits	13,415	14,805	16,403
Marketable debt securities	6,844	6,880	7,277
Subordinated liabilities (Note 23)	1,084	1,260	1,650
Provisions for pensions (Note 25)	344	363	398
Other interest	1,223	234	659

	25,109	25,512	28,868

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortized cost.

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2014	2013	2012

Equity instruments classified as:
Financial assets held for trading	287	264	290
Available-for-sale financial assets	148	114	133

	435	378	423

41.	Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and jointly controlled entities.

The detail of Income from companies accounted for using the equity method is as follows:

	Millions of euros
	2014	2013	2012

Santander Consumer USA Inc.	—	322	349
Zurich Santander Insurance América, S.L.	167	138	134
Metrovacesa, S.A.	(68)	(40)	(100)
SAM Investment Holdings Limited	51	—	—
Allfunds Bank, S.A.	23	17	11
Companhia de Crédito, Financiamento e Investimento RCI Brasil	20	21	16
Other companies	50	42	17

	243	500	427

42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2014	2013	2012

Collection and payment services:
Bills	284	333	336
Demand accounts	1,006	1,163	1,209
Cards	2,769	2,890	2,746
Orders	422	347	347
Cheques and other	144	165	226

	4,625	4,898	4,864

Marketing of non-banking financial products:
Investment funds	831	1,040	1,074
Pension funds	111	163	143
Insurance	2,304	2,399	2,451

	3,246	3,602	3,668

Securities services:
Securities underwriting and placement	306	208	204
Securities trading	303	316	323
Administration and custody	248	212	214
Asset management	78	107	103

	935	843	844

Other:
Foreign exchange	264	243	229
Financial guarantees	498	476	484
Commitment fees	343	329	282
Other fees and commissions	2,604	2,082	2,361
	3,709	3,130	3,356

	12,515	12,473	12,732

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2014	2013	2012

Fees and commissions assigned to third parties	1,618	1,718	1,616
Of which: Cards	1,149	1,279	1,203
Brokerage fees on lending and deposit transactions	42	37	36
Other fees and commissions	1,159	957	819

	2,819	2,712	2,471

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2014	2013	2012

Financial assets and liabilities held for trading (*)	2,377	1,733	1,460
Other financial instruments at fair value through profit or loss (*)	239	(6)	159
Financial instruments not measured at fair value through profit or loss	1,427	1,622	1,789
Of which: Available-for-sale financial assets	1,416	1,490	915
Of which:
Debt instruments	1,173	1,345	576
Equity instruments	243	145	339
Of which: Other	11	132	874
Of which:
Due to exchange and repurchase of securities	—	—	870
Hedging derivatives (Note 36)	(69)	(115)	(79)

	3,974	3,234	3,329

(*)    Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Due to exchange and repurchase of securities

In 2012 the Group performed several securities exchange and repurchase transactions for which EUR 870 million were credited to income in that year. In July the Group offered the holders of certain securities issued by Santander UK plc the possibility of exchanging these securities for newly-issued Santander UK plc securities; in August Banco Santander, S.A. and Santander Financial Exchanges Limited invited the holders of securities of various issues of Santander Finance Preferred, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company) and Santander Issuances, S.A. (Sole-Shareholder Company) to submit offers for the sale of their securities, to be purchased in cash; in February Banco Español de Crédito, S.A. offered the holders of preference shares of various issues the possibility of exchanging these securities for securities of a new non-convertible bond issue and in September it offered the holders of securities of various issues to submit an offer for the sale of their securities, to be purchased in cash.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2014	2013	2012

Loans and advances to credit institutions	30,407	18,947	20,115
Loans and advances to customers	11,892	18,275	23,098
Debt instruments	58,605	44,716	46,561
Equity instruments	13,799	5,833	6,180
Derivatives	76,858	58,899	110,319

	191,561	146,670	206,273

The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2014, the actual credit risk exposure of the derivatives was EUR 42,761 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 32,935 million at December 31, 2014.

Also, mortgage-backed assets totaled EUR 2,659 million.

•	Debt instruments include EUR 48,263 million of Spanish and foreign government securities.

At December 31, 2014, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2014	2013	2012

Deposits from central banks	(8,362)	(5,963)	(2,142)
Deposits from credit institutions	(24,570)	(17,112)	(19,154)
Customer deposits	(38,671)	(34,984)	(37,535)
Marketable debt securities	(3,830)	(4,087)	(4,905)
Short positions	(17,628)	(15,951)	(15,181)
Derivatives	(79,048)	(58,887)	(109,743)

	(172,109)	(136,984)	(188,660)

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2014	2013	2012

Insurance activity	137	117	593
Income from insurance and reinsurance contracts issued	3,532	4,724	5,541
Of which:
Insurance and reinsurance premium income	3,284	4,513	4,667
Reinsurance income (Note 15)	248	211	874
Expenses of insurance and reinsurance contracts	(3,395)	(4,607)	(4,948)
Of which:
Claims paid and other insurance-related expenses	(3,800)	(4,497)	(4,440)
Net provisions for insurance contract liabilities	910	382	(323)
Reinsurance premiums paid	(505)	(492)	(185)
Non-financial services	88	93	137
Sales and income from the provision of non-financial services	343	322	369
Cost of sales	(255)	(229)	(232)
Other operating income and expenses	(384)	(512)	(644)
Other operating income	1,339	857	783
Of which, fees and commissions offsetting direct costs	106	115	130
Other operating expenses	(1,723)	(1,369)	(1,427)
Of which, Deposit Guarantee Fund	(577)	(570)	(554)

	(159)	(302)	86

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2014	2013	2012

Wages and salaries	7,412	7,215	7,343
Social security costs	1,293	1,296	1,353
Additions to provisions for defined benefit pension plans (Note 25)	75	88	145
Contributions to defined contribution pension funds (Note 25)	247	223	155
Share-based remuneration costs	66	103	133
Of which, Bank directors (*)	—	1	4
Other staff costs	1,149	1,144	1,177

	10,242	10,069	10,306

(*)	Relating to amounts associated with the performance share plans

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2014	2013	2012

The Bank (**):
Senior management (**)	101	133	96
Other line personnel	21,376	23,403	16,545
Clerical staff	2,563	3,421	2,845
General services personnel	25	28	29

	24,065	26,985	19,515
Banesto (**)	—	—	8,762
Rest of Spain	6,781	6,931	6,708
Santander UK plc	19,866	19,773	20,355
Banco Santander (Brasil) S.A.	47,296	51,462	53,543
Other companies (***)	85,930	81,222	79,752

	183,938	186,373	188,635

(*)	Categories of deputy assistant executive vice president and above, including senior management.
(**)	Banesto employees have been included under Banco Santander, S.A. since the merger in 2013 (see Note 3.b.vi).
(***)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2014 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	995	217	5,844	2,841	21,470	28,599
United Kingdom	170	39	1,166	508	9,315	13,511
Latin America	675	129	5,834	3,496	37,794	52,802

	1,840	385	12,844	6,845	68,579	94,912

The same information, expressed in percentage terms at December 31, 2014, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	82%	18%	67%	33%	43%	57%
United Kingdom	81%	19%	70%	30%	41%	59%
Latin America	84%	16%	63%	37%	42%	58%

	83%	17%	65%	35%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group in force at December 31, 2014, 2013 and 2012 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans that include share-based payments are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan; (iv) deferred conditional variable remuneration plan and (v) performance share plan. The characteristics of the plans are set forth below:

(i) Performance share plan

This deferred share-based variable remuneration was instrumented through a multiannual incentive plan payable in shares of the Bank. The beneficiaries of the plan were the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee, except for Plan PI14 (approved in 2011), of which the executive directors and senior executives who participated in the deferred conditional variable remuneration plan were not beneficiaries.

This plan involved successive three-year cycles of share deliveries to the beneficiaries. In June 2009, 2010 and 2011 the fourth, fifth and sixth and final cycles (PI12, PI13 and Pl14, respectively) were approved. On July 31, 2012, 2013 and 2014 the fourth, fifth and sixth cycles (PI12, PI13 and PI14, respectively) were cancelled.

For each cycle a maximum number of shares was established for each beneficiary who remained in the Group’s employ for the duration of the plan. The target, which, if met, would determine the number of shares to be delivered, was defined by comparing the Total Shareholder Return (TSR) performance of the shares of Banco Santander, S.A. with the TSR of a benchmark group of financial institutions.

The ultimate number of shares to be delivered in the aforementioned cycles was determined by the degree of achievement of the targets on the third anniversary of commencement of each cycle, and the shares would be delivered within a maximum period of seven months from the beginning of the year in which the corresponding cycle ended.

Plan PI14 expired in 2014, without any shares having been delivered to the plan beneficiaries, since the minimum target for shares to be delivered was not achieved.

Following is a summary of the changes in the cycles of this plan in the period from 2012 to 2014:

	Number of shares (thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/12	54,766

Shares delivered (Plan I12)	(5,056)	2009	Executives	(5,749)	06/19/09	07/31/12
Options cancelled, net (Plan I12)	(13,811)	2009	Executives	(761)	06/19/09	07/31/12
Options cancelled, net (Plan I14)	(1,810)	2011	Executives	(199)	06/17/11	07/31/14

Plans outstanding at 12/31/12	34,089

Options cancelled, net (Plan I13)	(19,613)	2010	Executives	(6,782)	06/11/10	07/31/13

Plans outstanding at 12/31/13	14,476

Options cancelled, net (Plan I14)	(14,476)	2011	Executives	(6,699)	06/17/11	07/31/14

Plans outstanding at 12/31/14	—

(ii)	Obligatory investment share plan

This deferred share-based variable remuneration was instrumented through a multiannual incentive plan payable in shares of the Bank and conditional upon compliance with certain investment and continued Group service requirements. The beneficiaries of this plan were the executive directors, members of the Bank’s senior management and other Group executives determined by the board of directors.

This plan, which was discontinued in 2010, was structured in three-year cycles. The beneficiaries of the plan had to use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). In accordance with the terms and conditions of the corresponding cycles, the Obligatory Investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

Participants who held the shares acquired through the Obligatory Investment and remained in the Group’s employ for three years from the date on which the Obligatory Investment was made (until 2011, 2012 and 2013, respectively) were entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shares would be delivered within a maximum period of one month from the third anniversary of the date on which the obligatory investment was made.

In 2009 a requirement was introduced for the third cycle additional to that of remaining in the Group’s employ, which was that in the three-year period from the investment in the shares, none of the following circumstances should occur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it was required pursuant to a change in accounting standards.

This plan was cancelled with the delivery of the shares of the third cycle in March 2013.

(iii) Deferred conditional delivery share plan

In 2012 and 2013 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the third and fourth cycles of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2012 and 2013, respectively, exceeded, in general, EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since these cycles entailed the delivery of Bank shares, the shareholders at the annual general meetings of March 30, 2012 and March 22, 2013 approved, respectively, the application of the third and fourth cycles of the deferred conditional delivery share plan. These cycles are not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

Benchmark bonus (thousands of euros)	Percentage (deferred)

300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(iv) Deferred conditional variable remuneration plan

In 2012, 2013 and 2014 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the second, third and fourth cycles of the deferred conditional variable remuneration plan to instrument payment of the bonus for 2012, 2013 and 2014, respectively, of the executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as the “Identified Staff”, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010 and, since 2014, pursuant to Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013, and the related implementing legislation).

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the annual general meetings of March 30, 2012, March 22, 2013 and March 28, 2014 approved, respectively, the application of the second, third and fourth cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

The bonus will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	2014
	Immediate payment percentage (*)	Deferred percentage (*)

Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.8 million (< EUR 2.6 million)	50%	50%
Other beneficiaries	60%	40%

	2012-2013
	Immediate payment percentage (*)	Deferred percentage (*)

Executive directors	40%	60%
Division managers and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2014, 2015 and 2016 for the second cycle, in 2015, 2016 and 2017 for the third cycle, and in 2016, 2017 and 2018 for the fourth cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2012, 2013 and 2014 for the second, third and fourth cycle, respectively.

(v) Performance share plan

In 2014 the Bank’s board of directors approved the first cycle of the performance share plan by which to instrument a portion of the variable remuneration of the identified staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period.

Since the aforementioned cycle entails the delivery of Bank shares, the annual general meeting of March 28, 2014 approved the application of the first cycle of the plan.

The maximum amount of the plan and, consequently, the maximum number of shares to which a beneficiary may be entitled under this plan was set at 15% of the beneficiaries’ benchmark bonus.

The board of directors, following a proposal of the remuneration committee, has set the amount of the ILP for each beneficiary for 2014. For this purpose, the following percentages were applied to 15% of the beneficiaries’ benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2014 compared to a benchmark group:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 8th	100%
9th to 12th	50%
13th and below	0%

Since the Bank’s TSR was in fourth place, the applicable percentage was 100%.

The agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, in thirds in June 2016, 2017 and 2018 based on compliance with the multiannual TSR targets. Thus, for each payment date, the board of directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary applying to the third of the agreed-upon amount of the ILP for that year the percentage resulting from the following table:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 4th	100.0%
5th	87.5%
6th	75.0%
7th	62.5%
8th	50.0%
9th and below	0%

For the accrual for 2016, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2015, for the accrual for 2017, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2016 and for the accrual for 2018, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2017.

The shares to be delivered on each ILP payment date, based on based on compliance with the related multiannual TSR target will be conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries, as a consequence of actions performed in 2014: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/12	11,273

Options granted (Sharesave)	10,012	3.66	2012	Employees	7,089	(**)	11/01/12	11/01/15
							11/01/12	11/01/17
Options exercised	(3)	4.56
Options cancelled (net) or not exercised	(6,468)	5.34

Plans outstanding at 12/31/12	14,814

Options granted (Sharesave)	4,340	3.69	2013	Employees	13,110	(**)	11/01/13	11/01/16
							11/01/13	11/01/18
Options exercised	(78)	4.02
Options cancelled (net) or not exercised	(3,169)	4.72

Plans outstanding at 12/31/13	15,907

Options granted (Sharesave)	6,745	4.91	2014	Employees	6,639	(**)	11/01/14	11/01/17
							11/01/14	11/01/19
Options exercised	(1,375)	4.36
Options cancelled (net) or not exercised	(2,155)	4.85

Plans outstanding at 12/31/14	19,122

(*)	At December 31, 2014, 2013 and 2012, the euro/pound sterling exchange rate was EUR 1.28386/GBP 1; EUR 1.19947/GBP 1 and EUR 1.22534/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 (between GBP 5 and GBP 500 in 2014) deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the board of directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the annual general meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In the subsequent years, at the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013 and March 28, 2014, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI12	PI13	PI14

Expected volatility (*)	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	2.04%	3.33%	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model results in a percentage value of 55.42% for Plan I-12, 62.62% for Plan I13 and 55.39% for Plan l14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2014	2013	2012

Risk-free interest rate	1.56%-1.97%	1.2%-1.7%	0.73%-1.04%
Dividend increase	10.16%-10.82%	16%-19%	16%-17%
Volatility of underlying shares based on historical volatility over five years	24.16%-24.51%	32.15%-32.32%	38.62%-39.41%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2014	2013	2012

Property, fixtures and supplies	1,930	1,980	1,916
Technology and systems	979	992	889
Advertising	655	630	662
Technical reports	606	493	491
Communications	489	519	638
Taxes other than income tax	462	445	415
Surveillance and cash courier services	397	425	432
Per diems and travel expenses	287	284	297
Insurance premiums	64	59	61
Other administrative expenses	1,788	1,556	1,694

	7,657	7,383	7,495

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

	Millions of euros
	2014	2013	2012

Audit fees	44.2	35.9	38.1
Audit-related fees	31.1	20.8	20.6
Tax fees	6.6	4.6	4.3
All other fees	8.0	6.5	8.1

Total	89.9	67.8	71.1

The detail of the main items included in Audit fees is as follows:

	Millions of euros
	2014	2013	2012
Audit of the financial statements of the companies audited by Deloitte	28.3	21.7	21.0
Of which:
Santander UK plc	5.8	5.0	4.4
Santander Holdings USA, Inc./Santander Consumer USA Holdings Inc.	5.7	2.4	2.2
Banco Santander (Brasil) S.A.	1.8	1.7	1.8
Audit of the Bank’s separate and consolidated financial statements	2.1	2.1	2.0

Other audit engagements	15.9	14.2	17.1
Of which:
Internal control audit (SOX) and capital audit (Basel)	6.9	5.9	5.8
Audit of the Group’s half-yearly financial statements	6.0	6.0	5.8
Issue of comfort letters	3.0	2.3	2.5

Audit fees	44.2	35.9	38.1

The detail of the main items included in Audit-related fees is as follows:

	Millions of euros
	2014	2013	2012
Other recurring engagements and reports required by the various national supervisory bodies of the countries in which the Group operates	8.8	7.6	6.7
Limited reviews and other reports required by the Group due to its listing in Brazil	5.3	—	—
Non-recurring reviews required by regulators	0.6	1.1	2.1
Due diligence audits and other reviews	1.7	3.1	1.8
Issuance of other attest reports	4.0	3.7	2.8
Reviews of procedures, data and controls and other checks	10.7	5.3	7.2

Total audit-related fees	31.1	20.8	20.6

Other information

The services performed by the Group’s auditors meet the independence requirements stipulated by the Consolidated Audit Law (Legislative Royal Decree 1/2011, of July 31) and by the U.S. Securities and Exchange Commission (SEC) and Public Accounting Oversight Board (PCAOB), and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 97.3 million in 2014 (2013: EUR 48.6 million; 2012: EUR 38.7 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2014	2013	2012

Gains:
On disposal of tangible assets (*)	216	74	219
On disposal of investments	3,026	2,167	775
Of which:
Santander Consumer USA (Note 3)	1,739	—	—
Altamira Asset Management (Note 3)	550	—	—
Insurance companies in Ireland (Note 3)	413	—	—
Management companies (Note 3)	—	1,372	—
Insurance companies in Spain (Note 3)	—	385	—
Payment services company (Note 3)	—	122	—
Banco Santander Colombia (Note 3)	—	—	619

	3,242	2,241	994

Losses:
On disposal of tangible assets	(103)	(78)	(87)
On disposal of investments	(3)	(11)	(1)

	(106)	(89)	(88)

	3,136	2,152	906

(*)	Includes in 2014 mainly the gains recognized on the sale of corporate buildings in Mexico and Argentina (EUR 85 million) and the gains arising from the sales of branches (EUR 76 million) in various countries in which the Group operates. Includes in 2012 the gains recognized on the sale of the Canalejas complex (Spain) (EUR 87 million), of certain branches and offices in Mexico (EUR 80 million) and of a property in New York (EUR 47 million).

50.	Gains/(losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2014	2013	2012

Non-current assets held for sale	(291)	(422)	(757)
Impairment (Note 12)	(339)	(335)	(449)
Gain (loss) on sale (Note 12)	48	(87)	(308)
Other gains and other losses	48	—	—

	(243)	(422)	(757)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2014
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	46,521	17,667	4,060	518	—	645	17	69,428	3.21%
Available-for-sale financial assets-
Debt instruments	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249	4.62%
Loans and receivables-
Loans and advances to credit institutions	18,270	16,481	3,285	4,951	3,738	317	4,264	51,306	2.11%
Loans and advances to customers	17,095	41,520	31,093	67,627	97,744	80,123	387,617	722,819	5.45%
Debt instruments	14	1,422	1,180	947	858	554	2,535	7,510	3.66%

	82,054	80,968	40,716	78,571	122,151	106,002	450,850	961,312	5.00%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	4,614	2,703	1,179	500	—	8,294	—	17,290	0.24%
Deposits from credit institutions	7,390	24,596	23,238	19,154	18,546	5,995	6,228	105,147	3.16%
Customer deposits	347,108	79,128	28,570	66,632	56,359	8,629	22,530	608,956	2.50%
Marketable debt securities (*)	54	10,802	22,847	35,913	49,978	22,457	51,008	193,059	3.50%
Subordinated liabilities	114	24	15	109	3,699	5,458	7,713	17,132	6.46%
Other financial liabilities	4,131	4,145	8,265	942	465	447	1,073	19,468	n/a

	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052	2.81%

Difference (assets less liabilities)	(281,357)	(40,430)	(43,398)	(44,679)	(6,896)	54,722	362,298	260

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 12 thousand million at December 31, 2014, mainly because in 2014 the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (TLTRO) program.

	December 31, 2013
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	70,303	4,565	1,410	706	—	—	119	77,103	2.53%
Available-for-sale financial assets-
Debt instruments	200	3,034	2,194	5,100	13,243	16,965	39,108	79,844	4.60%
Loans and receivables-
Loans and advances to credit institutions	13,794	25,619	3,710	2,120	3,360	2,415	4,999	56,017	2.36%
Loans and advances to customers	13,475	45,117	28,939	70,130	88,822	67,727	336,371	650,581	5.69%
Debt instruments	3	1,024	646	1,470	1,042	283	3,418	7,886	3.01%

	97,775	79,359	36,899	79,526	106,467	87,390	384,015	871,431	5.07%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	485	3,207	156	312	5,628	—	—	9,788	0.27%
Deposits from credit institutions	2,756	27,665	5,578	14,436	13,106	7,837	5,156	76,534	2.18%
Customer deposits	328,508	53,108	26,039	80,639	63,278	9,576	11,705	572,853	2.55%
Marketable debt securities (*)	146	8,551	17,198	27,092	53,966	20,667	43,770	171,390	3.72%
Subordinated liabilities	24	159	2	821	2,468	2,723	9,942	16,139	6.02%
Other financial liabilities	5,524	7,476	1,613	312	486	115	884	16,410	n/a

	337,443	100,166	50,586	123,612	138,932	40,918	71,457	863,114	2.80%

Difference (assets less liabilities)	(239,668)	(20,807)	(13,687)	(44,086)	(32,465)	46,472	312,558	8,317

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group continued to participate on these auctions and deposit at the ECB most of the funds captured, which significantly increased the liquidity buffer and improved its structure by replacing short-term maturities with longer term funding. The Group repaid most of these amounts to the ECB in the first quarter of 2013.

	December 31, 2012
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	68,501	45,030	2,061	2,699	—	—	197	118,488	1.74%
Available-for-sale financial assets-
Debt instruments	55	2,050	2,786	7,935	14,656	13,141	47,101	87,724	4.56%
Loans and receivables-
Loans and advances to credit institutions	11,120	26,482	3,406	3,987	1,507	753	6,530	53,785	2.37%
Loans and advances to customers	16,560	38,953	29,528	74,048	103,089	70,857	362,979	696,014	5.29%
Debt instruments	3	945	277	527	1,541	421	3,345	7,059	2.90%

	96,239	113,460	38,058	89,196	120,793	85,172	420,152	963,070	4.61%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	948	4,678	1,173	1	44,138	—	—	50,938	0.77%
Deposits from credit institutions	4,611	25,839	7,863	15,958	11,845	11,076	3,540	80,732	2.81%
Customer deposits	306,051	79,513	34,738	88,012	60,827	13,992	5,971	589,104	1.90%
Marketable debt securities (*)	707	13,616	13,924	44,466	54,158	27,291	46,902	201,064	3.76%
Subordinated liabilities	203	230	280	1,226	1,377	5,169	9,753	18,238	5.45%
Other financial liabilities	4,101	3,309	7,403	211	517	339	3,365	19,245	n/a

	316,621	127,185	65,381	149,874	172,862	57,867	69,531	959,321	2.38%

Difference (assets less liabilities)	(220,382)	(13,725)	(27,323)	(60,678)	(52,069)	27,305	350,621	3,749

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost at December 31, 2014 is as follows:

	December 31, 2014
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost (*):
Deposits from central banks	4,608	2,699	1,177	499	—	8,283	—	17,267
Deposits from credit institutions	7,366	24,517	23,164	19,093	18,487	5,976	6,208	104,811
Customer deposits	345,290	78,714	28,421	66,283	56,063	8,584	22,412	605,766
Marketable debt securities	52	10,481	22,167	34,845	48,491	21,789	49,491	187,315
Subordinated liabilities	105	22	14	100	3,406	5,025	7,101	15,774
Other financial liabilities	4,131	4,145	8,265	942	465	447	1,073	19,468

	361,552	120,578	83,208	121,762	126,912	50,104	86,285	950,401

(*)	The analysis of the expiry dates of the derivatives is not broken down because this is not essential to the comprehension of the cash flow schedule, since substantially all of them are subject to netting arrangements with other derivatives held with the same counterparty.

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	64,839	—	71,328	—	70,756	—
Financial assets/liabilities held for trading	94,375	66,011	72,888	61,473	106,813	80,893
Other financial assets at fair value through profit or loss	7,107	15,494	9,177	9,953	10,448	10,480
Available-for-sale financial assets	65,031	—	43,558	—	50,144	—
Loans and receivables	521,497	—	454,791	—	466,933	—
Investments	1,231	—	3,941	—	3,336	—
Tangible assets	12,479	—	5,611	—	5,667	—
Intangible assets	26,710	—	22,422	—	24,269	—
Financial liabilities at amortized cost	—	618,936	—	526,588	—	560,483
Other	23,915	23,997	20,700	23,817	22,360	50,971

	817,184	724,438	704,416	621,831	760,726	702,827

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash and balances with central banks, loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortized cost in the accompanying consolidated balance sheet.

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2014					2013		2012
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Loans and advances to credit institutions	51,306	51,202	—	25,660	25,542	56,017	56,213	53,785	54,397
Loans and advances to customers	722,819	727,383	—	197,187	530,196	650,581	651,338	696,014	702,685
Debt instruments	7,510	7,441	—	6,065	1,376	7,886	7,858	7,059	7,241

	781,635	786,026	—	228,912	557,114	714,484	715,409	756,858	764,323

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2014					2013		2012
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities at amortized cost:
Deposits from central banks	17,290	17,290	—	—	17,290	9,788	9,788	50,938	50,938
Deposits from credit institutions	105,147	105,557	—	105,557	—	76,534	76,636	80,732	81,819
Customer deposits	608,956	608,339	—	—	608,339	572,853	570,312	589,104	590,278
Marketable debt securities	193,059	197,093	53,925	143,168	—	171,390	170,787	201,064	204,014
Subordinated liabilities	17,132	17,428	7,971	9,457	—	16,139	16,342	18,238	18,356
Other financial liabilities	19,468	19,428	—	—	19,428	16,410	16,407	19,245	19,246

	961,052	965,135	61,896	258,182	645,057	863,114	860,272	959,321	964,651

The main valuation methods and inputs used in the estimates at December 31, 2014 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•	Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates and spreads on newly approved transactions (or market spreads where these were not available).

•	Financial liabilities at amortized cost:

i)	The fair value of Deposits from central banks was taken to be their carrying amount since they are mainly short-term balances.

ii)	Deposits from credit institutions: the fair value was obtained by the present value method using market interest rates and spreads.

iii)	Customer deposits: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions.

iv)	Marketable debt securities and Subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads.

In addition, the fair value of Cash and balances with central banks was taken to be their carrying amount since they are mainly short-term balances.

Lastly, at December 31, 2014, 2013 and 2012, equity instruments amounting to EUR 1,646 million, EUR 1,041 million and EUR 1,290 million, respectively, and recognized as available-for-sale financial assets were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organized markets and, consequently, the non-observable inputs were significant.

d)	Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2014, 2013 and 2012, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) –explained in Note 54– is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (of which EUR 7,414 million, EUR 691 million and EUR 315 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (EUR 2,929 million, EUR 97 million and EUR 55 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 45 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 1,884 million (EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2012 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	6,473	(2,070)	24,654	1,173	15,356	45,586	(234)	—
Portugal	—	—	1,684	—	616	2,300	—	1
Italy	353	(425)	76	—	—	4	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	284	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 4,276 million (of which EUR 3,935 million, EUR 156 million and EUR 185 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 2,578 million (EUR 2,341 million, EUR 33 million and EUR 204 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2014, 2013 and 2012 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,587	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,238 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2012 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,218	11,471	2,598	7,225	1,130	184,658	208,300	7,180	(40)
Portugal	1,156	—	997	676	1,547	25,243	29,619	1,809	(4)
Italy	3	—	176	122	83	7,513	7,897	(2)	8
Greece	—	—	—	—	—	96	96	—	—
Ireland	—	—	146	414	179	481	1,220	344	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 63,101 million, EUR 7,397 million, EUR 3,234 million, EUR 135 million and EUR 224 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,671 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2014, 2013 and 2012 detailed in the foregoing tables:

12/31/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign Other	—	—	—	—	—	—
		1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign Other	210	239	(29)	1	(1)	—
		149	162	(13)	—	—	—
Italy	Sovereign Other	401	318	83	(1)	1	—
		668	735	(67)	2	4	6
Greece	Sovereign Other	—	—	—	—	—	—
		—	—	—	—	—	—
Ireland	Sovereign Other	4	4	—	—	—	—
		—	—	—	—	—	—

12/31/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Other	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Other	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Other	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Other	16	16	—	—	—	—

52.	Geographical and business segment reporting

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

Our results are affected by the change in our reported segments resulting from new criteria to measure our segments’ profit or loss and from the new composition of our segments starting with the financial information for the third quarter 2015 to reflect our current reporting structure.

The main changes, which have been applied to all segment information for all periods included in the consolidated financial statements, are the following:

1. Change of measurement criteria: the change in segments mainly affects the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment (previously called Corporate Activities) and its allocation to the business units. The main changes are as follows:

Previous measurement criteria	New measurement criteria

The Spain business unit was treated as a retail network, thus individualized internal transfer rates (ITR)* by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the Corporate Center segment.

The Spain business unit is treated like the other units of the Group. All results from financial management of the balance sheet are recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 capital (AT1) made by Brazil and Mexico to replace common equity tier 1 (CET1) was recorded in the Corporate Center segment, as the issuances were made for capital optimization in these units.

Each country recognizes the cost related to its AT1 issuances.

The Corporate Center segment costs were charged to the countries/units; this measurement criteria has not changed in recent years.	The scope of costs allocated to the units from the Corporate Center segment are expanded.

*	ITR is a mechanism designed to help manage interest rate and liquidity risks, by isolating them from the business areas and centralizing them into the Financial Management Area in the Corporate Center. The main function of a transfer rate system is to set the price of the fund exchanges between business areas and the Corporate Centre. This price represents the true opportunity cost of the funds (raised or invested) and has to take into account the costs of all associated interest rate and liquidity risks. Whether it is a fund investment or a fund raising transaction, the different business areas obtain a spread over or under the current transfer rate, and that spread is used to analyze the results of these business areas.

2. Creation of a new business segment “Spain’s Real Estate Activity” which combines the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the Corporate Center segment.

3. The United States geographic segment is modified such that it continues to include the businesses of SHUSA (Santander Bank and SCUSA) and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International and the Bank’s New York branch, units that were previously included in Latin America.

4. The business of Private Banking, Asset Management and Insurance, which previously appeared as an independent global business, is now integrated into Retail Banking

Other adjustments: annual adjustment of the clients of the Global Customer Relationship Model between Retail Banking and Global Corporate Banking (previously called Global Wholesale Banking). This change has no impact on the geographic segments.

Consequently, the segment information for 2014, 2013 and 2012 shown below has been recalculated using these criteria in order to make it comparable.

a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Center Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the commercial banking, corporate and private banking, asset management and insurance business activities carried on in Europe excluding the United Kingdom, and the segment relating to Spain’s real estate activity. The United Kingdom area includes the commercial banking, corporate banking, asset management and insurance business activities carried on by the various units and branches with a presence in the UK. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries in the region, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit. The United States area includes the businesses of Santander Bank, Santander Consumer USA Inc., Puerto Rico, Banco Santander International and the Bank’s New York branch.

The Corporate Center segment includes the centralized management business relating to financial and industrial investments and the management of liquidity and equity through issuances.

The financial information of each operating segment is prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available in the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the figures in the various segment income statements is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of gross income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2014
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Center	Intra-Group eliminations	Total
Total assets	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296

Loans and advances to customers	268,735	251,191	139,955	70,420	4,410	—	734,711
Financial assets held for trading (excluding loans and advances)	65,863	39,360	31,766	5,043	2,120	—	144,152
Available-for-sale financial assets	56,845	11,196	31,174	12,737	3,298	—	115,250
Loans and advances to credit institutions	66,602	14,093	22,104	3,460	2,858	(27,404)	81,713
Non-current assets (*)	11,796	2,700	3,912	6,905	796	—	26,109
Other asset accounts	26,757	35,695	39,577	9,469	127,893	(75,030)	164,361

Total liabilities and equity	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296

Customer deposits	256,909	202,328	131,826	51,304	5,260	—	647,627
Marketable debt securities	54,431	69,581	31,920	16,000	24,957	—	196,889
Subordinated liabilities	409	5,376	6,443	796	4,108	—	17,132
Liabilities under insurance contracts	713	—	—	—	—	—	713
Deposits from central banks and credit institutions	90,305	26,720	35,978	17,760	12,010	(27,404)	155,369
Other accounts (**)	64,305	34,888	39,945	10,542	17,610	—	167,290
Share capital, reserves, profit and valuation adjustments	29,526	15,342	22,376	11,632	77,430	(75,030)	81,276

Other customer funds under management	60,679	9,667	62,488	8,535	—	—	141,369

Investment funds	40,829	9,524	57,548	1,618	—	—	109,519
Pension funds	11,481	—	—	—	—	—	11,481
Assets under management	8,369	143	4,940	6,917	—	—	20,369

Customer funds under management (***)	372,428	286,952	232,677	76,635	34,325	—	1,003,017

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

The Corporate Center segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s share capital and reserves are initially assigned to this segment, and are then allocated in accordance with corporate policies to the business units. This allocation is shown as an asset of the Corporate Center segment (included in Other asset accounts) and as a liability of each business unit (included in Share capital, reserves, profit and valuation adjustments). Therefore, the allocation is reflected in the balance sheet net of adjustments for intra-Group eliminations in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2013
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Center	Intra-Group eliminations	Total
Total assets	430,021	323,743	233,918	68,933	158,230	(99,082)	1,115,763

Loans and advances to customers	267,532	231,046	125,349	43,698	1,231	—	668,856
Financial assets held for trading (excluding loans and advances)	50,320	28,831	20,584	2,638	2,334	—	104,707
Available-for-sale financial assets	37,319	6,003	20,792	9,008	10,677	—	83,799
Loans and advances to credit institutions	37,660	17,136	26,157	2,362	24,564	(32,915)	74,964
Non-current assets (*)	8,635	2,498	3,858	650	973	—	16,614
Other asset accounts	28,555	38,229	37,178	10,577	118,451	(66,167)	166,823

Total liabilities and equity	430,021	323,743	233,918	68,933	158,230	(99,082)	1,115,763

Customer deposits	257,050	187,467	116,652	43,817	2,851	—	607,837
Marketable debt securities	53,409	64,092	28,987	1,146	27,843	—	175,477
Subordinated liabilities	406	5,805	4,812	1,245	3,871	—	16,139
Liabilities under insurance contracts	1,430	—	—	—	—	—	1,430
Deposits from central banks and credit institutions	41,636	26,902	25,039	9,051	39,684	(32,915)	109,397
Other accounts (**)	47,737	27,774	37,995	4,404	16,839	—	134,749
Share capital, reserves, profit and valuation adjustments	28,353	11,703	20,433	9,270	67,142	(66,167)	70,734

Other customer funds under management	51,768	9,645	52,610	11,147	—	—	125,170

Investment funds	33,485	9,645	48,243	1,931	—	—	93,304
Pension funds	10,879	—	—	—	—	—	10,879
Assets under management	7,404	—	4,367	9,216	—	—	20,987

Customer funds under management (***)	362,633	267,009	203,061	57,355	34,565	—	924,623

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2012
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Center	Intra-Group eliminations	Total
Total assets	496,724	359,058	250,063	81,115	220,606	(137,921)	1,269,645

Loans and advances to customers	284,461	249,157	132,278	48,109	5,107	—	719,112
Financial assets held for trading (excluding loans and advances)	87,994	38,177	25,043	3,632	4,066	—	158,912
Available-for-sale financial assets	38,309	6,718	23,112	15,179	8,948	—	92,266
Loans and advances to credit institutions	48,455	18,124	22,968	3,397	47,255	(66,299)	73,900
Non-current assets (*)	7,708	2,561	4,411	632	1,984	—	17,296
Other asset accounts	29,797	44,321	42,251	10,166	153,246	(71,622)	208,159

Total liabilities and equity	496,724	359,058	250,063	81,115	220,606	(137,921)	1,269,645

Customer deposits	256,903	194,452	126,835	45,297	3,152	—	626,639
Marketable debt securities	49,257	73,919	28,107	819	53,867	—	205,969
Subordinated liabilities	118	5,534	5,559	2,161	4,866	—	18,238
Liabilities under insurance contracts	1,425	—	—	—	—	—	1,425
Deposits from central banks and credit institutions	68,009	29,332	28,078	19,631	74,215	(66,299)	152,966
Other accounts (**)	87,247	42,515	40,916	5,498	15,785	—	191,961
Share capital, reserves, profit and valuation adjustments	33,765	13,306	20,568	7,709	68,721	(71,622)	72,447

Other customer funds under management	44,104	13,919	50,316	9,802	—	—	118,141

Investment funds	27,080	13,919	46,842	1,335	—	—	89,176
Pension funds	10,076	—	—	—	—	—	10,076
Assets under management	6,948	—	3,474	8,467	—	—	18,889

Customer funds under management (***)	350,382	287,824	210,817	58,079	61,885	—	968,987

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2014
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate Center	Total

INTEREST INCOME/(CHARGES)	7,517	4,234	13,620	4,789	(613)	29,547
Income from equity instruments	286	1	88	29	31	435
Income from companies accounted for using the equity method	(25)	9	283	4	(28)	243
Net fee and commission income (expense)	3,500	1,028	4,372	830	(34)	9,696
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,221	241	484	205	699	2,850
Other operating income (expenses)	5	28	(290)	122	(24)	(159)
TOTAL INCOME	12,504	5,541	18,557	5,979	31	42,612
Administrative expenses	(5,972)	(2,702)	(7,130)	(2,039)	(56)	(17,899)
Depreciation and amortization	(472)	(353)	(720)	(200)	(542)	(2,287)
Provisions (net)	(205)	(184)	(946)	(21)	(1,653)	(3,009)
Impairment losses	(2,975)	(332)	(5,145)	(2,233)	(25)	(10,710)
Impairment losses on non-financial assets	(156)	—	16	(12)	(786)	(938)
Other income and charges	(238)	3	113	46	2,986	2,910
PROFIT (LOSS) BEFORE TAX	2,486	1,973	4,745	1,520	(45)	10,679
Income tax	(639)	(416)	(1,053)	(439)	(1,171)	(3,718)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	1,847	1,557	3,692	1,081	(1,216)	6,961
Profit (Loss) from discontinued operations	(26)	—	—	—	—	(26)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	1,821	1,557	3,692	1,081	(1,216)	6,935
Attributable to non-controlling interests	174	1	790	219	(65)	1,119
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	1,647	1,556	2,902	862	(1,151)	5,816

	Millions of euros						Millions of euros
	2013						2012
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate Center	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate Center	Total

INTEREST INCOME/(CHARGES)	7,189	3,451	14,808	1,807	(1,320)	25,935	7,932	3,336	17,418	2,099	(862)	29,923
Income from equity instruments	265	1	54	24	34	378	289	1	59	20	54	423
Income from companies accounted for using the equity method	14	4	264	331	(113)	500	(40)	(5)	232	352	(112)	427
Net fee and commission income (expense)	3,467	992	4,477	578	247	9,761	3,548	1,190	4,717	556	250	10,261
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,905	402	982	106	(1)	3,394	856	1,231	1,020	286	(253)	3,140
Other operating income (expenses)	(48)	31	(267)	(63)	45	(302)	66	24	(359)	(72)	427	86

TOTAL INCOME	12,792	4,881	20,318	2,783	(1,108)	39,666	12,651	5,777	23,087	3,241	(496)	44,260
Administrative expenses	(5,991)	(2,318)	(7,497)	(1,481)	(165)	(17,452)	(5,970)	(2,448)	(7,933)	(1,436)	(14)	(17,801)
Depreciation and amortization	(522)	(316)	(827)	(149)	(577)	(2,391)	(430)	(270)	(794)	(133)	(556)	(2,183)
Provisions (net)	(163)	(231)	(770)	(59)	(1,222)	(2,445)	(128)	(522)	(1,011)	(185)	374	(1,472)
Impairment losses	(3,833)	(580)	(6,487)	(43)	(284)	(11,227)	(9,730)	(1,216)	(7,298)	(348)	(288)	(18,880)
Impairment losses on non-financial assets	(149)	(4)	(24)	(17)	(309)	(503)	(261)	(4)	(25)	(16)	(202)	(508)
Other income and charges	(372)	—	312	(2)	1,792	1,730	(758)	5	228	6	668	149

PROFIT (LOSS) BEFORE TAX	1,762	1,432	5,025	1,032	(1,873)	7,378	(4,626)	1,322	6,254	1,129	(514)	3,565
Income tax	(385)	(293)	(1,113)	(164)	(79)	(2,034)	1,614	(303)	(1,366)	(217)	(312)	(584)

PROFIT (LOSS) FROM CONTINUING OPERATIONS	1,377	1,139	3,912	868	(1,952)	5,344	(3,012)	1,019	4,888	912	(826)	2,981
Profit (Loss) from discontinued operations	(6)	(9)	—	—	—	(15)	(7)	77	—	—	—	70

CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	1,371	1,130	3,912	868	(1,952)	5,329	(3,019)	1,096	4,888	912	(826)	3,051
Attributable to non-controlling interests	135	1	861	(1)	158	1,154	(79)	1	849	—	(3)	768

PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	1,236	1,129	3,051	869	(2,110)	4,175	(2,940)	1,095	4,039	912	(823)	2,283

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2014, 2013 and 2012.

	Revenue (millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continental Europe	21,218	23,106	27,735	56	1,141	248	21,274	24,247	27,983
United Kingdom	9,091	9,612	11,019	1,204	1,180	1,294	10,295	10,792	12,313
Latin America	35,038	31,930	36,297	(441)	341	394	34,597	32,271	36,691
United States	7,791	6,147	3,841	30	126	(216)	7,821	6,273	3,625
Corporate Center	3,656	2,641	3,075	7,323	9,416	9,078	10,979	12,057	12,153
Inter-segment revenue adjustments and eliminations	—	—	—	(8,172)	(12,204)	(10,798)	(8,172)	(12,204)	(10,798)

	76,794	73,436	81,967	—	—	—	76,794	73,436	81,967

b)	Business segments

At this secondary level of segment reporting, the Group is structured into Retail Banking, Global Corporate Banking and the segment relating to Spain’s Real Estate Activity; the sum of these segments is equal to that of the primary geographical operating segments. Total figures for the Group are obtained by adding to the business segments the data for the Corporate Center segment.

The Retail Banking segment encompasses the entire commercial banking business (except for the corporate banking business managed globally using the global relationship model) and the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses, which are performed in certain cases through various units wholly owned by the Group and in other cases through units in which the Group holds an ownership interest through joint ventures with specialists. The Global Corporate Banking segment reflects the profit and loss from the global corporate banking business, those on investment banking and markets worldwide, including all the globally managed treasury departments and the equities business. The Spain’s Real Estate Activity segment includes loans to customers engaging mainly in property development, for which a specialized management model is in place, the Group’s ownership interest in Metrovacesa and SAREB, the assets from our old real estate fund (Santander Banif Inmobiliario) and foreclosed assets.

The condensed income statements and other significant data are as follows:

	Millions of euros
	2014
(Condensed) income statement	Retail Banking	Global Corporate Banking	Spain’s Real Estate Activity	Corporate Center	Total
INTEREST INCOME/(CHARGES)	27,699	2,481	(20)	(613)	29,547
Income from equity instruments	132	272	—	31	435
Income from companies accounted for using the equity method	341	(2)	(68)	(28)	243
Net fee and commission income (expense)	8,338	1,392	—	(34)	9,696
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,394	749	8	699	2,850
Other operating income (expenses)	(215)	31	49	(24)	(159)
TOTAL INCOME	37,689	4,923	(31)	31	42,612
Administrative expenses	(15,946)	(1,682)	(215)	(56)	(17,899)
Depreciation and amortization	(1,573)	(158)	(14)	(542)	(2,287)
Provisions (net)	(1,309)	(38)	(9)	(1,653)	(3,009)
Impairment losses	(9,812)	(552)	(321)	(25)	(10,710)
Impairment losses on non-financial assets	(26)	(43)	(83)	(786)	(938)
Other income and charges	158	(13)	(221)	2,986	2,910
PROFIT (LOSS) BEFORE TAX	9,181	2,437	(894)	(45)	10,679
Income tax	(2,128)	(667)	248	(1,171)	(3,718)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	7,053	1,770	(646)	(1,216)	6,961
Profit (Loss) from discontinued operations	(26)	—	—	—	(26)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	7,027	1,770	(646)	(1,216)	6,935
Attributable to non-controlling interests	1,033	145	6	(65)	1,119
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	5,994	1,625	(652)	(1,151)	5,816

	Millions of euros					Millions of euros
	2013					2012
(Condensed) income statement	Retail Banking	Global Corporate Banking	Spain’s Real Estate Activity	Corporate Center	Total	Retail Banking	Global Corporate Banking	Spain’s Real Estate Activity	Corporate Center	Total

INTEREST INCOME/(CHARGES)	24,856	2,361	38	(1,320)	25,935	28,168	2,543	74	(862)	29,923
Income from equity instruments	79	265	—	34	378	85	284	—	54	423
Income from companies accounted for using the equity method	656	(1)	(42)	(113)	500	639	—	(100)	(112)	427
Net fee and commission income (expense)	8,206	1,293	15	247	9,761	8,610	1,360	41	250	10,261
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	2,239	1,155	1	(1)	3,394	2,549	840	4	(253)	3,140
Other operating income (expenses)	(378)	15	16	45	(302)	(354)	(16)	29	427	86
TOTAL INCOME	35,658	5,088	28	(1,108)	39,666	39,697	5,011	48	(496)	44,260
Administrative expenses	(15,478)	(1,634)	(175)	(165)	(17,452)	(15,999)	(1,592)	(196)	(14)	(17,801)
Depreciation and amortization	(1,652)	(148)	(14)	(577)	(2,391)	(1,446)	(172)	(9)	(556)	(2,183)
Provisions (net)	(1,179)	(44)	—	(1,222)	(2,445)	(1,824)	(16)	(6)	374	(1,472)
Impairment losses	(9,578)	(953)	(412)	(284)	(11,227)	(12,008)	(420)	(6,164)	(288)	(18,880)
Impairment losses on non-financial assets	(74)	(37)	(83)	(309)	(503)	(282)	(24)	—	(202)	(508)
Other income and charges	255	11	(328)	1,792	1,730	227	(5)	(741)	668	149
PROFIT (LOSS) BEFORE TAX	7,952	2,283	(984)	(1,873)	7,378	8,365	2,782	(7,068)	(514)	3,565
Income tax	(1,617)	(633)	295	(79)	(2,034)	(1,673)	(780)	2,181	(312)	(584)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	6,335	1,650	(689)	(1,952)	5,344	6,692	2,002	(4,887)	(826)	2,981
Profit (Loss) from discontinued operations	(15)	—	—	—	(15)	70	—	—	—	70
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	6,320	1,650	(689)	(1,952)	5,329	6,762	2,002	(4,887)	(826)	3,051
Attributable to non-controlling interests	799	197	—	158	1,154	716	182	(127)	(3)	768
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	5,521	1,453	(689)	(2,110)	4,175	6,046	1,820	(4,760)	(823)	2,283

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized .

	Millions of euros
	2014				2013				2012
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:	6,885	5	25	1,276	9,425	6	36	1,599	6,626	7	33	1,417
Loans and advances to credit institutions	5	—	—	—	7,392	—	—	—	5,635	—	—	—
Loans and advances to customers	6,202	5	25	284	1,331	6	36	424	544	7	33	1,233

Debt instruments	678	—	—	992	702	—	—	1,175	447	—	—	184

Liabilities:	(1,034)	(9)	(20)	(315)	(946)	(9)	(10)	(197)	(544)	(14)	(15)	(529)
Deposits from credit institutions	(337)	—	—	—	(440)	—	—	—	(422)	—	—	—
Customer deposits	(696)	(9)	(20)	(315)	(498)	(9)	(10)	(197)	(122)	(14)	(15)	(529)
Marketable debt securities	(1)	—	—	—	(8)	—	—	—	—	—	—	—

Income statement:	656	—	—	11	143	—	—	29	161	—	(1)	69

Interest and similar income	89	—	—	6	109	—	—	6	94	—	—	36
Interest expense and similar charges	(18)	—	—	(2)	(12)	—	—	(7)	(4)		(1)	(5)
Gains/losses on financial assets and liabilities	35	—	—	2	12	—	—	25	59	—	—	24
Fee and commission income	572			5	56	—	—	5	43	—	—	14

Fee and commission expense	(22)	—	—	—	(22)	—	—	—	(31)	—	—	—

Other:	4,270	2	3	3,720	14,029	—	4	4,137	12,573	1	7	2,958
Contingent liabilities	43	—	—	265	74	—	—	145	—	—	—	303
Contingent commitments	59	2	3	77	1,063	—	4	95	3,431	1	7	3
Derivative financial instruments	4,168	—	—	3,378	12,892	—	—	3,897	9,142	—	—	2,652

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 345 million at December 31, 2014 (December 31, 2013: EUR 342 million; December 31, 2012: EUR 405 million).

54.	Risk management

1. CORPORATE RISK MANAGEMENT AND CONTROL PRINCIPLES

The Group’s risk policy focuses on maintaining a predictable medium-low risk profile for all its risks, and its risk management model is a key factor in achieving the Group’s strategic objectives.

The risk activity is governed by the following basic principles, which are in line with the Group’s strategy and business model and take into account the recommendations of the supervisory and regulatory bodies.

•	A risk culture integrated throughout the organization. It consists of a series of attitudes, values, skills and guidelines for action vis-à-vis risks that are integrated in all processes, including change management and strategic and business planning decision-making. It is implemented through the heavy involvement of senior management in risk management and decision-making, remuneration schemes that are in line with the risk appetite, training processes at all levels of the organization, robust control mechanisms and a complete, detailed regulatory framework of risk management and control policies and processes.

•	Independence of the risk function, encompassing all risks and appropriately separating the risk generating units from those responsible for risk control and having sufficient authority and direct access to management and governing bodies responsible for setting and supervising risk strategy and policies.

•	The consideration of all risks on an integrated basis as an objective for the appropriate management and control thereof, including both directly originated risks and those originated indirectly (e.g. by suppliers).

•	An organizational and governance model that assigns management and control officers to all risks, while maintaining the principle of independence, and which has clear, coherent reporting mechanisms both at each Group subsidiary and from these to the Corporation.

•	Decision-making is instrumented through powers and responsibilities attributed to each risk managing unit, mainly through collective bodies, which is considered to be an effective instrument for furnishing the appropriate analysis and different perspectives to be taken into consideration in risk management.

•	The Group encourages the use of common management instruments among countries, without prejudice to their adaptation to regulations, supervisory requirements and each unit’s level of progress.

•	These instruments include the formulation and monitoring of the risk appetite and, accordingly, the Group calculates the amount and type of the risks it considers reasonable to assume in the performance of its business strategy and the development thereof within limits that are objective, verifiable and consistent with the risk appetite for each relevant activity; the use of scenario analysis and a forward-looking vision of risks in management processes, using advanced models and metrics and establishing a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

2.	CORPORATE GOVERNANCE OF THE RISK FUNCTION

2.1. Corporate risk governance structure

The board of directors is responsible for the approval of the Group’s general policies and strategies and, in particular, its general risk policy.

In addition to the executive committee, which pays particular attention to risk, the board has a risk supervision, regulation and compliance committee.

2.1.1. The risk supervision, regulation and compliance committee

This committee’s mission is to assist the board in the oversight and control of risk, the definition of the Group’s risk policies, relationships with supervisory bodies, and regulation and compliance.

By resolution of the 2014 annual general meeting5 and at the proposal of the board, this committee was created in line with the European CRD IV Directive and best market practices. It comprises external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

The functions of the risk supervision, regulation and compliance committee are as follows:

•	To support and advise the board on defining and assessing risk policies affecting the Group and establishing the risk propensity and risk strategy.

•	To provide the board with assistance in the oversight of the application of the risk strategy.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To be acquainted with and measure the management tools, improvement initiatives, project development and any other relevant risk control actions, including the policy on internal risk models and their internal validation.

•	To support and advise the board in its relationships with supervisors and regulators in the various countries in which the Group has a presence.

•	To supervise compliance with the general code of conduct, with the anti-money laundering and financing of terrorism manuals and procedures and, in general, with the Bank’s rules of governance and compliance program, and to make the required proposals for improvement.

•	To supervise the Group’s governance and compliance policies and rules and, in particular, the adoption of the steps and measures arising from the reports or inspections conducted by the administrative supervision and control authorities.

•	To monitor and assess legislative proposals and regulatory developments that may be applicable and the possible consequences for the Group.

2.1.2. The executive risk committee (CDR)

The executive risk committee is a body with risk-management powers delegated by the board and it takes decisions within the scope of those powers to ensure that the Group’s risk profile derived from its business strategy is in line with the risk appetite limits and global policies approved by the board.

The CDR is chaired by an executive deputy chairman of the board, and comprises another four of the Bank’s directors.

The committee’s main responsibilities are as follows:

•	To decide upon transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

[5]	The risk supervision, regulation and compliance committee held its first meeting on July 23, 2014.

•	To provide the risk supervision, regulation and compliance committee with the information it requires to perform the duties attributed to it by law, the Bylaws and the Rules and Regulations of the Board, without prejudice to the obligation to inform the board of directors, on a timely basis, of its risk management activities.

•	To monitor the Group’s general risk profile composed of all the risks detailed in the risk map.

•	To manage the Group’s exposure to its various customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools, improvement initiatives, project development and any other relevant risk control actions, including the policy on internal risk models and their internal validation.

•	To follow, within the scope of its activities, the indications issued by the supervisory authorities in the performance of their functions.

•	To ensure that the Group’s actions are consistent with the risk appetite previously established by the board of directors with the advice of the risk supervision, regulation and compliance committee, and to empower other, lower-ranking committees or executives to assume risks.

2.1.3. Basic risk management committees

Some of the CDR’s powers have been delegated to corporate risk committees, which are structured by type of risk and activity, and this facilitates the appropriate escalation process to enable final decisions to be made and the risk profile to be monitored on an ongoing basis.

2.2. Risk function responsibility model

2.2.1. Lines of defense

The Group follows a risk management and control model based on three lines of defense.

•	The first line of defense comprises the business units and support areas (including those specializing in risk) that originate the Bank’s risk exposure as part of their activity. These units are responsible for appropriately managing, monitoring and reporting the risk generated, which must be kept at a level consistent with the risk appetite and the authorized risk limits.

•	The second line of defense comprises risk control and oversight teams, including the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

•	Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The three lines of defense have sufficient levels of separation and independence for the effectiveness of the general framework not to be compromised and they act in a coordinated way in order to maximize their efficiency and boost their effectiveness.

Over and above these lines of defense, the board committees and the executive risk committees, both at corporate and unit level, are entrusted with the proper management and control of risk from the highest echelon of the organization.

2.2.2. Organizational risk function structure

The chief risk officer (CRO) is the head of the risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The CRO, whose duties include advising and challenging the executive line, reports separately to the risk supervision, regulation and compliance committee and to the board.

The risk management and control model has the following key features:

•	Specialist risk management, enabling the units to manage the risk they generate in accordance with the established policies and limits.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by senior management.

•	Group-wide risk management, which involves taking a comprehensive aggregate view of risk, assessing the Group’s global risk profile and checking that it is consistent with the risk appetite and limit structure established by the board; and ensuring that the risk management and control systems are adequate and in line with the most demanding criteria and best practices observed in the industry and/or required by the regulators.

•	Development, in the sphere of risk, of reporting regulations, methodologies and infrastructure.

•	Planning and internal governance.

•	Internal validation of risk models in order to assess their suitability for management and regulatory purposes. The validation exercise consists of the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated governance process.

•	Control and coordination of regulatory projects to supervise the design and implementation of the best regulatory risk management standards at the Group and compliance with regulatory requirements in all countries in a consistent and efficient manner.

2.3. The Group’s relationship with subsidiaries regarding risk management

2.3.1. Alignment of units with the Corporation

The risk management and control model, at all Group units, has a common set of basic principles, achieved by means of corporate frameworks.

Beyond these principles and fundamentals, each unit adapts its risk management to its local reality, within the framework of corporate policies and structures, which makes it possible to identify a risk management model at the Group.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group is present. The corporate risk divisions pool and transfer these practices.

2.3.2. Committee structure

The Group units’ governing bodies are structured taking into account local regulatory and legal requirements and each unit’s size and complexity and are consistent with those of the Parent, as established in the internal governance framework, thus facilitating communication, reporting and effective control.

The subsidiaries’ managing bodies, in accordance with the internal governance framework in place at the Group, have their own model of (quantitative and qualitative) risk management powers and must adhere to the principles of conduct contained in the benchmark models and frameworks developed at corporate level.

Given its ability to take an aggregate, comprehensive view of all risks, the Parent bank reserves for itself the powers to validate and question the operations and management policies at the various units, to the extent that they affect the Group’s risk profile.

3.	RISK MANAGEMENT AND CONTROL MODEL

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

The tools that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

3.1. Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof. The risk map includes the following:

•	Financial risks:

•	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

•	Trading market risk: risk which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

•	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

•	Structural market risk: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks:

•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Bank’s dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks:

•	Model risk: risk that includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of damage in the perception of the Bank by public opinion, its customers, investors or any other interested party.

•	Strategic risk: the risk that results diverge significantly from the Group’s strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

•	Capital risk: risk that the capital of the Group or any of its entities is not sufficient in terms of quantity and/or quality to meet the regulatory minimum capital requirements set to operate as a bank; respond to market expectations regarding its creditworthiness and support business growth and strategic possibilities that might arise.

3.2. Group-wide risk management (GWRM)

GWRM involves the identification, valuation, appropriate management and control of all risks, using a comprehensive perspective integrated in all levels of the organization. The implementation and coordinated management of all the components of GWRM make it possible to evaluate the Group’s risk profile and its global management on an ongoing basis, thus enhancing risk management capabilities at all levels of the organization.

The Group has launched the Santander Advanced Management program to expedite implementation of its strategic projects for improved risk management and control capacity, with a view to positioning the Group as the entity having the best market practice in the current financial scenario.

The program aims to achieve excellence in risk management, at both corporate and local level, whilst at all times maintaining a focus on doing “more and better” business.

The scope of application of the program encompasses all Group units and guarantees the use of a set of uniform management principles in the various regulatory and competitive environments.

3.3. Risk assessment

As part of its routine management, the Group identifies and assesses the financial and non-financial risks inherent to its business activity to which it is exposed in the various geographical areas in which it operates.

3.4. Risk appetite and limits structure

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur. To this end, severe scenarios are taken into account, which might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

3.4.1. Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group’s risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	Maintaining a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable the Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

3.4.2. Corporate risk appetite principles

The Group’s risk appetite is governed by the following principles at all the entities:

•	Responsibility of the board and of senior executives. The board of directors of the Bank is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group’s risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

3.4.3. Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that each Group entity and the Group as a whole are willing to assume. Compliance with risk appetite limits is subject to ongoing monitoring.

3.4.4. Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group’s exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group’s senior management wishes to adopt or maintain in developing its business model.

•	The volatility in the income statement that the Group is willing to assume.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers it reasonable to assume.

•	Qualitative aspects and complementary metrics.

3.5. Scenario analysis

The Group conducts advanced risk management through the analysis of the impact that various scenarios in the environment in which the Bank operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the Bank’s resistance to stressed environments or scenarios and to implement packages of measures to reduce the Bank’s risk profile vis-à-vis such scenarios.

The main uses of scenario analysis are described below:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the regulator. This group of uses includes, for example, the stress tests (comprehensive assessment and stress tests) requested in 2014 by the European Central Bank using the methodology set by the European Banking Authority (EBA).

•	Internal capital (ICAAP) or liquidity adequacy assessment processes in which, although the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite. This contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Daily risk management. Scenario analysis is used in budgetary processes for provisions and other balance-sheet aggregates by type of risk, in the generation of commercial risk approval policies, in senior management’s overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

Corporate scenario analysis project

In response to increasing regulatory pressure and the need for advanced risk management, in 2014 a project was launched to develop a robust scenario analysis structure at corporate level; it is expected that the project will be extended to include the Group’s main units in 2015. This project consists of three main pillars:

•	Scenario analysis tool: implementation of an advanced loss-estimation tool with more robust, automated data handling and a multi-user operating environment.

•	Governance: review of the governance framework for scenario analysis exercises in order to adapt to the increasing importance of these analyses, the heightened regulatory pressure and best market practices.

•	Stress methodologies: preparation of plans to develop advanced mathematical stress models to improve risk predictability, taking into account the organization’s calculation capabilities.

3.6. Living wills (recovery and resolution plans)

The Group was the first international financial institution considered to be globally systemic by the Financial Stability Board to present (in 2010) its living will (the most important portion of which envisages the measures that the entity would have available to exit a highly severe crisis situation by itself) to its consolidated supervisor (at that time the Bank of Spain).

In 2014 the fifth version of the corporate living will was prepared. The living will comprises the corporate living will (corresponding to Banco Santander, S.A.) and the individual living wills for the most important local units (the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal), thus complying with the commitment made by the Bank to the competent authorities in 2010.

The Group’s senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The corporate living will is approved by the board of directors or by the executive committee and the executive risk committee, exercising the functions delegated to them. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate living will.

3.7. Independent reporting

One of the key features of the management model is the risk reporting framework, which sets standards that ensure a consolidated view of all risks and facilitate decision-making by the board of directors and senior management.

Accordingly, in 2014 the Group launched a project to ensure that risk reporting to senior management includes the basic principles defined in Risk Data Aggregation, which are summarized in terms of the following cornerstones:

•	Governance: a governance system and taxonomy are established for the data and reporting life cycles.

•	Database architecture: this guarantees the Bank’s ability to aggregate all the risk data in a reliable manner, thereby ensuring that they are accurate, comprehensive, complete, traceable, updated in a timely fashion, adaptable to requirements and flexible.

•	Preparation of risk reports for senior management.

3.8. Internal risk control framework

The risk management model has an internal control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and overall risk profile are within the framework of the mandates established by both the board of directors and the regulators.

The main functions ensuring effective risk control are:

•	the supervision and aggregate consolidation of all risks. The risk unit, both at corporate level and at each unit, performs the function of supervising all risks with the aim of questioning or independently challenging risk management and risk control mechanisms, providing value judgments and elements to support decision-making by senior management.

•	the assessment of internal control mechanisms. This consists of a periodic systematic review of all the necessary control processes and procedures in order to guarantee that they are effective and in force.

•	integrated risk control and internal risk validation. The main activities performed by the integrated risk control function include:

•	Verifying that the management and control systems for the various risks inherent in Santander Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

•	Overseeing the adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

This function is characterized by having global and corporate scope, encompassing all risks, all businesses and all geographical areas. Performance of this function is based on an internally-developed methodology and a set of tools that support the function, in order to systematize its operation and tailor it to the Group’s specific requirements. As a result, it is possible to formalize application of this methodology and to render it traceable and targetable.

The internal validation of risk models function provides essential support to the executive risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

To this end, a fully independent specialized unit of the Group issues an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

At the Group, internal validation covers all models used in the risk function, i.e. credit, market, structural and operational risk models and economic and regulatory capital models. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through five regional centers located in Madrid, London, São Paulo, Boston and Wroclaw (Poland). From a functional standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities.

•	Control by the compliance function that the risks assumed are compliant with the legal framework, internal regulations and regulatory and supervisory requirements.

•	Assessment by internal audit, as the third line of defense, provides an independent review of the first two lines of defense, thus ensuring that the policies, methods and procedures are appropriate and are integrated in management.

Internal audit is a permanent corporate function that is independent of any other Group function or unit, and its mission is to provide security on such matters to the board of directors and senior management, thus contributing to the protection of the organization and its reputation.

4. CREDIT RISK

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The global wholesale banking -BMG- segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with 85% of its total risk exposure being generated by its commercial banking business.

4.2 Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

MAIN AGGREGATES – RISK MANAGEMENT*

	Credit risk exposure to customers (1) (millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2014	2013	2014	2013	2014	2013

Continental Europe	308,205	312,167	8.93	9.13	57.2	57.3
Spain	182,974	189,783	7.38	7.49	45.5	44.0
Santander Consumer Finance (1)	63,654	58,628	4.82	4.01	100.1	105.3
Portugal	25,588	26,810	8.89	8.12	51.8	50.0
Poland	18,920	18,101	7.42	7.84	60.3	61.8
UK	256,337	235,627	1.79	1.98	41.9	41.6
Latin America	167,065	146,392	4.65	5.00	84.7	85.4
Brazil	90,572	79,216	5.05	5.64	95.4	95.1
Mexico	27,893	24,024	3.84	3.66	86.1	97.5
Chile	33,514	31,645	5.97	5.91	52.4	51.1
Argentina	5,703	5,283	1.61	1.42	143.3	140.4
US	72,477	44,372	2.54	2.60	192.8	86.6
Puerto Rico	3,871	4,023	7.45	6.29	55.6	61.6
Santander Bank N.A.	45,825	40,349	1.41	2.23	109.4	93.6
SC USA	22,782	—	3.97	—	296.2	—
Total Group	804,084	738,558	5.19	5.64	67.2	61.7

(1)	Including gross loans and advances to customers, guarantees and documentary credits.

In 2014 credit risk exposure to customers increased by 9%. This growth was experienced across-the-board, with the exception of Spain, Portugal and Puerto Rico. The Group’s non-performing loans ratio fell to 5.19%. Its coverage ratio stood at 67%. It is important to take into account that this ratio is reduced by the relatively high proportion of mortgage portfolios (especially in the UK and Spain), which require lower provisions since they are secured by collateral.

4.3. Detail of the main geographical areas

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest.

4.3.1. United Kingdom

Credit risk exposure to UK customers amounted to EUR 256,337 million at the end of December 2014, and represented 32% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s lending activity as a whole, the mortgage loan portfolio (which totaled EUR 193,048 million at the end of December 2014) must be highlighted.

This portfolio is composed of first-mortgage home purchase or home improvements loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed, except for certain one-off transactions. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of the country, particularly in the metropolitan area of London, where house price indices display a more stable behavior, even in times of economic slowdown.

All properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio of the mortgage segment fell from 1.88% in 2013 to 1.64% at 2014 year-end. This decrease in the non-performing loans ratio was based on the behavior of non-performing loans, which improved significantly as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams.

The credit policies limit the maximum loan-to-value ratio to 90% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity.

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, the granting of mortgage loans with LTVs exceeding 100% has been forbidden since 2009.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 75 million at December 2014. The efficient management of foreclosures, coupled with the existence of a dynamic market for foreclosed homes, makes it possible to sell these properties in a short space of time (on average approximately 18 weeks).

4.3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the discontinued real estate operations unit - discussed below) amounted to EUR 182,974 million (23% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

2014 marked a turning point in the downward trend in total credit risk exposure. Although in year-on-year terms lending was still down by 4%, the second half of the year already witnessed moderate growth figures, mirroring the improved economic situation and the various strategies implemented. The non-performing loans ratio for the total portfolio stood at 7.38% and the coverage ratio rose to 45%.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at EUR 52,942 million at 2014 year-end. Of this amount, 99% was secured by mortgages.

	12-31-14
In millions of euros	Gross amount	Of which: Non-performing
Home purchase loans to families	52,942	3,059
Without mortgage guarantee	493	61
With mortgage guarantee	52,449	2,998

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 29%.

•	73% of the portfolio has an LTV of less than 80%. In 2014 a re-appraisal encompassing substantially all the mortgage portfolio was conducted, in keeping with supervisory requirements.

	12-31-14
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	5,113	10,071	22,855	11,155	3,255	52,449
Of which: Non-performing	90	228	685	694	1,301	2,998

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes non-performing the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

Companies portfolio

The EUR 96,884 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 53% of the total.

94% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 8.91% in 2014, impacted mainly by the fall in lending.

Real estate business

The Group manages, as a separate unit, its real estate business, which includes loans to customers engaging mainly in property development, for which a specialized management model is in place, the investment in SAREB and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12-31-14	12-31-13	12-31-12
Balance as at beginning of year (net)	12,105	15,867	23,442
Foreclosed assets	(357)	(848)	(930)
Reductions (1)	(2,015)	(2,114)	(5,670)
Charged-off assets	(384)	(800)	(975)

Balance as at end of year (net)	9,349	12,105	15,867

(1)	Includes sales of portfolios, cash recoveries and third-party subrogations

The NPL ratio of this portfolio ended the year at 67.3% (compared with 61.7% at December 2013) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 42.5%.

	12-31-14
Millions of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognized by the Group’s credit institutions (business in Spain)	9,349	4,218	3,974
Of which: Non-performing	6,292	3,175	3,400
Of which: Substandard	1,529	623	574
Memorandum item: Charged-off assets	1,888

Memorandum item: Data from the public consolidated balance sheet	12-31-14
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	154,906
Total consolidated assets	1,266,296
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	253

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
12-31-14
1. Without mortgage guarantee	1,011
2. With mortgage guarantee	8,338
2.1 Completed buildings	4,440
2.1.1 Residential	2,096
2.1.2 Other	2,344
2.2 Buildings under construction	546
2.2.1 Residential	457
2.2.2 Other	89
2.3 Land	3,352
2.3.1 Developed land	2,882
2.3.2 Other land	470

Total	9,349

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialized marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralized basis.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analyzed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property, which is supplemented by the commercial network structure. The sale prices are reduced in line with market conditions.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2014, the net balance of these assets amounted to EUR 4,597 million (gross amount: EUR 9,760 million; recognized allowance: EUR 5,163 million).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2014:

	12-31-14
Millions of euros	Carrying amount	Of which: Allowance
Property assets from financing provided to construction and property development companies	3,648	4,443
Of which:
Completed buildings	1,182	930
Residential	514	415
Other	668	515
Buildings under construction	465	449
Residential	465	449
Other	—	—
Land	2,001	3,064
Developed land	723	1,065
Other land	1,278	1,999
Property assets from home purchase mortgage loans to households	949	720
Other foreclosed property assets	—	—

Total property assets	4,597	5,163

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	473	924

Total	5,070	6,087

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the loan, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized . The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2014	2013
Gross additions	1.8	1.9
Disposals	(0.9)	(0.9)
Difference	0.9	1.0

4.3.3. Brazil

Credit risk exposure in Brazil amounts to EUR 90,572 million (11.2% of the Group total), is adequately diversified and has a predominantly retail profile, with 51% of lending granted to individual, consumer finance and SME customers.

In 2014 the exposure grew by 5.13% (excluding changes in exchange rates) as compared with 7.1% in 2013. This growth is in line with the average performance of private banks in Brazil. The non-performing loans ratio ended the year at 5.05%, down from 5.64% at 2013 year-end, and the NPL coverage ratio stood at 95% at December 2014.

4.4. Credit risk from other standpoints

4.4.1. Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group’s customers.

As defined in Chapter 6 of the CRR (Regulation (EU) No 575/2013), counterparty credit risk is the risk that the counterparty to a transaction could default before the final settlement of the transaction’s cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities or commodities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Group uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method, introduced in mid-2014 for certain regions and products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by senior management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, for any product and maturity and at any Group unit.

4.4.2. Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

The board of directors, by reference to the risk appetite, determines the maximum levels of concentration over risk appetite and limit structure. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Group is subject to the regulation of “large exposures” contained in Part Four of CRR (Regulation (EU) No 575/2013), according to which an institution’s exposure to a customer or group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. Additionally, in order to limit large exposures, an institution may not incur an exposure to a customer or group of connected customers the value of which exceeds 25% of its eligible capital, after taking into account the effect of the credit risk mitigation contained in the Regulation.

At the end of December 2014, after applying risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of the reported groups was below 4.7% of eligible capital, with the exception of one central counterparty in the EU, the exposure to which stood at 7.3%.

For its part, the Group’s regulatory credit exposure to the 20 largest groups classified as large exposures accounted for 5.5% of the credit risk exposure to customers (lending plus off-balance-sheet exposures). The regulatory credit exposure to the top 10 international financial institutions (IFIs) amounted to EUR 18,378 million.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2014 is as follows:

	12/31/14
Millions of euros	Total	Spain	Other EU Countries	Americas	Rest of the world
Credit institutions	167,414	28,770	85,429	45,949	7,266
Public sector	159,589	58,794	33,398	61,874	5,523
Of which:
Central government	130,594	38,214	32,620	54,318	5,442
Other	28,995	20,580	778	7,556	81
Other financial institutions	55,115	13,501	15,976	23,535	2,103
Non-financial companies and individual traders	319,661	89,824	89,349	127,000	13,488
Of which:
Construction and property development	25,880	7,123	7,028	10,844	885
Civil engineering construction	5,916	2,937	2,402	517	60
Large companies	175,865	42,190	45,392	78,127	10,156
SMEs and individual traders	112,000	37,574	34,527	37,512	2,387
Other households and non-profit institutions serving households	447,545	66,539	272,767	104,032	4,207
Of which:
Residential	305,546	51,579	220,072	33,523	372
Consumer loans	121,458	9,412	50,389	58,168	3,489
Other purposes	20,541	5,548	2,306	12,341	346

Subtotal	1,149,324	257,428	496,919	362,390	32,587

Less: collectively assessed impairment losses	5,983

Total (*)	1,143,341

(*)	For the purposes of this table, the definition of risk includes the following items in the consolidated balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2014, the provisionable country risk exposure amounted to EUR 176 million (2013: EUR 382 million). The allowance recognized in this connection at 2014 year-end amounted to EUR 22 million, as compared with EUR 47 million at 2013 year-end. It should be noted that in 2014 Colombia was considered to be a country belonging to Group 2 instead of Group 3 per the Bank of Spain country risk classification.

The exposure is moderate and has continued the downward trend witnessed in recent years, the decrease in 2014 being more pronounced as a result of transactions that matured in the year. Total country risk exposure, irrespective of whether or not it is provisionable, is also moderate. Except for the Group 1 countries (considered by the Bank of Spain to have the lowest level of risk 6), exposure to an individual country in no case exceeds 1% of the Group’s total assets.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

[6]	This group includes transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the US, Canada, Japan, Australia and New Zealand.

4.4.4. Sovereign risk and exposure to other public sector entities

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar body (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the central government public sector; and their activities are of a non-commercial nature.

This criterion, which has been employed historically by the Group, differs in certain respects from that required by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA’s criteria do not include risk exposure to central banks, exposure to insurance companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public sector entities (including regional and local entities) in general, not only the central government public sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2014, 2013 and 2012, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	12-31-14
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
UK	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
US	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Rest of Americas	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

(*)	Net of short positions amounting to EUR 3,187 million.

In addition, at December 31, 2014, the Group had net direct derivative exposures the fair value of which amounted to EUR 1,028 million and net indirect derivative exposures the fair value of which amounted to EUR 5 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12-31-13
	Millions of euros
	Portfolio
Country	Financial assets held for trading and other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
UK	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
US	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of Americas	268	619	663	1,550
Rest of the world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Net of short positions amounting to EUR 17,658 million.

In addition, at December 31, 2013, the Group had net direct derivative exposures the fair value of which amounted to EUR (206) million and net indirect derivative exposures the fair value of which amounted to EUR 6 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12-31-12
	Millions of euros
	Portfolio
Country	Financial assets held for trading and other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,403	24,654	16,528	45,586
Portugal	—	1,684	616	2,300
Italy	(71)	76	—	4
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	943	789	—	1,731
UK	(2,628)	4,419	—	1,792
Poland	669	2,898	26	3,592
Rest of Europe	10	—	—	10
US	(101)	1,783	30	1,712
Brazil	14,067	11,745	351	26,163
Mexico	4,510	2,444	2,381	9,335
Chile	(293)	1,667	521	1,895
Rest of Americas	214	916	771	1,900
Rest of the world	1,757	645	234	2,636

Total	23,480	53,718	21,457	98,655

(*)	Net of short positions amounting to EUR 15,282 million.

In addition, at December 31, 2012, the Group had net direct derivative exposures the fair value of which amounted to EUR (330) million and net indirect derivative exposures the fair value of which amounted to EUR (33) million. Also, the Group did not have any exposure to held-to-maturity investments.

4.4.5. Environmental risk

In line with the Group’s commitment to sustainability, the environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•	The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions and corporate loans for known purposes. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed.

•	The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1. Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used rating models for this purpose. These mechanisms are used in both the wholesale segment (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

In contrast to the use of ratings in the wholesale and other companies and institutions segments, in the individuals segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2. Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, the risk limits are planned and set using documents agreed upon by the business areas and risk units and approved by the executive risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk limit planning is instrumented through the Commercial Strategic Plan (PEC), thus ensuring the coordination of the business plan, the risk-appetite-based lending policy and the resources required to implement it. This Plan serves as a reference for all the commercial banking businesses, and the highest-ranking executive risk committee of each entity is responsible for the approval and monitoring of the commercial strategic plans.

Also, an analysis is conducted at customer level in the wholesale and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Group’s significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios (at global level and for each of the Group units).

•	Determination of the value of the risk metrics and parameters (probability of default, loss given default, non-performing loans ratio, etc.) in various scenarios

•	Estimation of the expected loss associated with each of the scenarios considered and comparison of that loss against the level of provisions.

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters.

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (GDP, unemployment rate, housing prices, inflation, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could possibly arise.

These scenarios are generally defined by the Group’s economic research service, in coordination with each unit, using as a reference the data published by the main international organizations.

A global stress scenario is defined that describes a situation of worldwide crisis and the manner in which it affects each of the main geographical regions in which the Group is present. In addition, a local stress scenario is defined which, affecting certain of the Group’s main units in an isolated fashion, includes a higher level of stress than the global stress scenario.

At the meetings of the executive risk committee, senior management of the Group is apprised of the definitive set of scenarios to be used in conducting the Group’s stress test, proposes any changes it deems appropriate and gives its formal approval.

4.5.3. Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyze and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

As stated above, the preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions always requiring the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

Credit risk mitigation techniques

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the agreement with the same counterparty (see Note 2.f).

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with a certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to a collateral agreement are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for the different types of real estate, which meet all the requirements established by the regulator.

When mitigation techniques are used, the minimum requirements established in the credit risk management policy manual are adhered to. In short, these consist of monitoring the following:

•	Legal certainty. Collateral and guarantees must be examined to ensure that at all times it is possible to legally enforce the settlement thereof.

•	A substantial positive correlation must not exist between the counterparty and the value of the collateral.

•	Collateral and guarantees must be correctly documented.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	The appropriate periodic monitoring and control of the methodologies.

Third party guarantees and credit derivatives

Third party guarantees are guarantees provided by a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets. Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

4.5.4. Monitoring

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and the ongoing monitoring of indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a position in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to lower-revenue individuals, businesses and SMEs, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

4.5.5. Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas requiring attention and the preparation of action plans to correct possible impairment. Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both those of an external nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG, using the Spanish acronym): VMG measures the change in non-performing loans during a period, discounting loans charged off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans.

It is obtained as the result of the ending balance less the beginning balance of non-performing loans for the period in question, plus the loans charged off in the period, less any previously charged-off loans recovered in that same period.

VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital: EL is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•	LGD (loss given default): represents the percentage of exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors regarding the risk exposure of transactions are taken into account, such as the quantification of off-balance-sheet exposures or the expected percentage of recoveries, in relation to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also used in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of the use of capital.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the internal risk validation function, as part of its mission to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6. Recovery management

Recovery is a significant function within the sphere of the Group’s risk management. This function is performed by the asset recovery and clean-up area (DRSA), a unit created in July 2013 with the aim of achieving greater efficiency in the asset recovery process, while at the same time developing a global strategy and a comprehensive approach for recovery management.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. The recovery units are business areas involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis, through the application of the best practices developed in the various countries.

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of charged-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses in the various countries, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

The differing characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

Within the recovery function particular emphasis has been placed on using the mechanisms referred to above for early arrears management, in accordance with corporate policies, considering the various local realities and closely monitoring the production, inventory and performance of those local areas. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer’s ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through dation in payment) of the property assets securing the transactions. In geographical regions that are highly exposed to real estate risk, such as Spain, the Group has very efficient instruments in place to manage the sale of such assets, making it possible to maximize recovery and reduce the on-balance-sheet stock of property assets at a much faster pace than at other financial institutions.

Forborne loan portfolio

The term “forborne loan portfolio” refers, for the purposes of the Group’s risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or fulfilled or even a new transaction has been entered into.

The Group has a detailed customer debt forbearance policy that serves as a reference for the various local adaptations made for all the financial institutions forming part of the Group. This policy shares the general principles laid down in both Bank of Spain Circular 6/2012 and the technical standards published by the European Banking Authority in 2014, which it develops in greater detail based on the level of customer impairment.

This policy establishes strict criteria for the assessment of these exposures:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	Forborne transactions are classified using more stringent criteria, which prudentially ensure that the customer’s ability to pay is restored from the date of forbearance and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

The forbearance policy also sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators that are indicative of situations of financial difficulty.

Accordingly, transactions not classified as non-performing at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators of financial difficulty are taken into account, including most notably the following:

•	Transactions with customers who are already experiencing difficulties in other transactions.

•	Situations where a transaction has to be modified prematurely, and the Group has not yet had a previous satisfactory experience with the customer.

•	Cases in which the necessary modifications entail the grant of special conditions, such as the establishment of a grace period, or where these new conditions are deemed to be more favorable for the customer than those which would have been granted for an ordinary loan approval.

•	Where a customer submits successive loan modification requests at unreasonable time intervals.

•	In any case, if once the modification has been made any payment irregularity arises during a given probation period (as evidenced by backtesting), even in the absence of any other symptoms, the transaction will be deemed to be within the scope of forborne exposures.

Once it has been determined that the reasons for the modification relate to financial difficulties, for management purposes a distinction is made between two types of forbearance based on the original status of the transactions: ex-ante forbearance, when the original transaction was classified as other than non-performing; and ex-post forbearance, when it had previously been classified as non-performing.

In addition, within the category of ex-post forbearance, distinct treatments are established for cases of advanced impairment, the classification requirements and criteria for which are even more stringent than those for other forborne transactions.

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

•	When borrowers display a severe but temporary deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is restored.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

In any case, through a case-by-case analysis, priority is given to modifications for customers displaying a slight but prolonged deterioration, since those experiencing severe but transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery. Cases of severe deterioration deemed to be prolonged over time are not considered for forbearance.

Corporate policy also establishes mechanisms for the management and control of forborne transactions, allowing them to be treated in a different way from other transactions, with particular attention being paid to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the degree of achievement of the projections prepared in the planning phase.

Once forbearance measures have been adopted, transactions that have to remain classified as non-performing because at the date of forbearance they do not meet the requirements to be classified in a different category7 must comply with a prudential payment schedule in order to assure reasonable certainty as to the recovery of the customer’s ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer’s situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be non-performing, although it continues to be subject to a probation period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of forbearance.

When forbearance is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, irrespective of whether as a result of forbearance the transaction becomes current in its payments. Also, the forbearance of a transaction classified as non-performing does not give rise to any release of the related provisions.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria. In this regard, the Group’s policy establishes a longer period (between 6 and 36 months) of uninterrupted payments before the transaction can return to performing status (between 3 and 12 months in the case of first forbearances). The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Group’s policy permits a maximum of one modification per year and three modifications every five years.

The internal models used by the Group for provisioning purposes include forborne transactions as follows:

•	Customers not subject to individual monitoring: the internal models consider forborne transactions as a distinct segment with its own probability of default calculated on the basis of past experience, considering, among other factors, the performance of the successive forbearance measures.

•	Customers subject to individual monitoring: the internal rating is an essential input in determining the probability of default and it takes into consideration the existence of successive forbearance measures. This rating must be updated at least once every six months for customers with forborne transactions.

At December 31, 2014, EUR 18,849 million of the Group’s forborne loan portfolio (33% of the total forborne portfolio) had undergone several modifications.

[7]	Bank of Spain Circular 6/2012: the refinancing or restructuring of transactions that are not current in their payments does not interrupt their arrears, nor does it give rise to their reclassification to one of the previous categories, unless there is reasonable certainty that the customer will be able to meet its payment obligations within the established time frame or new effective collateral is provided, and, in both cases, at least the ordinary outstanding interest is received, without taking into account late-payment interest.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2014. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Non-performing							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Allowance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Allowance
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Allowance
Public sector	6	18	12	294	89	562	6	14	—	—	3	4	4	2	3	—	—	22	43	11	140	938	15
Other legal entities and individual traders	6,019	2,644	14,907	1,249	57,125	2,968	5,526	1,978	6,200	1,466	38,674	1,427	910	10,608	5,651	8,704	6,321	69,546	4,522	8,003	217,309	28,226	8,913
Of which: Financing for construction and property development	355	471	44	39	119	3	819	579	149	475	354	61	406	2,685	2,830	1,394	2,857	375	591	3,297	6,294	7,906	3,703
Other individuals	66,147	5,099	543,763	7,090	853,873	1,587	37,154	3,642	17,096	2,142	344,797	951	556	32,889	2,189	81,953	2,912	862,280	1,927	2,585	2,839,952	27,539	3,141

Total	72,172	7,761	558,682	8,633	911,087	5,117	42,686	5,634	23,296	3,608	383,474	2,382	1,470	43,499	7,843	90,657	9,233	931,848	6,492	10,599	3,057,401	56,703	12,069

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a property mortgage, irrespective of their loan-to-value ratio

The transactions presented in the foregoing tables were classified at December 31, 2014, by nature, as follows:

•	Non-performing: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as non-performing with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become non-performing (default).

•	Standard: transactions previously classified as non-performing or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2014 in the forborne loan portfolio:

Millions of euros	2014
Beginning balance	53,602
Of which: Other than non-performing	29,961
Non-performing assets	23.641
Additions	15,391
Inclusions in the scope of consolidation	6,330
Reductions (*)	(18,620)
Balance at end of year	56,703
Of which: Other than non-performing	33,135
Non-performing assets	23,568

(*)	Including, mainly, debt repayments, foreclosures and charge-offs and transactions that have ceased to be subject to special monitoring because the aforementioned requirements have been met.

On a like-for-like basis with respect to the 2013 scope of consolidation, the level of forborne transactions at the Group fell by 6% (EUR 3,229 million), thus continuing the downward trend of the previous year.

58% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (75% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 21% of the total forborne loan portfolio and 45% of the non-performing portfolio).

5. TRADING MARKET AND STRUCTURAL RISK

5.1 Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations:

This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equity risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•	Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•	Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions and market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pension risk, actuarial risk and fiduciary risk are also affected by changes in market factors. The activities are segmented by risk type as follows:

•	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the global wholesale banking (BMG) division.

•	Structural risks: a distinction is made between on-balance-sheet risks and pensions and actuarial risks:

•	Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries in coordination with the Group’s ALCO committee and are implemented by the financial management division. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and reprising gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Pensions and actuarial risks:

•	Pensions risk: the risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover these obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses arising as a result of an increase in the obligations to policyholders, and losses arising from an unexpected increase in expenses.

5.2. Trading market risks

The Group’s trading risk profile remained low in 2014, in line with previous years, since the purpose of most of the activity is the provision of a service to customers and diversification by geographical area and risk factor.

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2014 year-end, the Group had:

•	CDOs and CLOs: the Group’s position was not material, at EUR 99 million.

•	Hedge funds: the total exposure was not material (EUR 192 million at December 31, 2014) and consisted largely of the financing provided to these funds (EUR 20 million), the remainder being direct equity interests held in hedge funds or counterparty risk arising on derivatives granted to hedge funds. This exposure featured low loan-to-value ratios, at around 31% (collateral of EUR 620 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•	Monolines: the Group’s exposure to monoline insurers amounted to EUR 137 million in December 2014[8], and related mainly to an indirect exposure of EUR 136 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased by 2% with respect to 2013.

In short, it can be affirmed that, in general, the exposure to instruments of this kind in the ordinary course of the Group’s business continued to decrease in 2014. It is due mainly to the integration of exposures at entities acquired by the Group, such as Sovereign in 2009. All these exposures were known at the time of the purchase and adequate provisions were recognized . Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be very prudent and conservative and is subject to strict supervision by the Group’s senior management. Before authorizing a new transaction, product or underlying, the risk division checks:

•	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	Whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	The availability of adequate systems duly adapted for the daily calculation and monitoring of the results, positions and risks of the new transactions envisaged.

•	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

[8]	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. These bonds amounted to EUR 744 million at December 2014.

Calibration and test measures

Actual losses may differ from those projected by the value-at-risk (VaR) model for different reasons relating to the limitations of this metric. Therefore, the Group performs regular analyses and tests to check the accuracy of the VaR calculation model in order to verify its reliability.

The most important tests are the backtesting exercises, which are analyzed at both local and global level, following the same methodology in all cases. The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon. This facilitates the detection of any anomalies in the VaR model of the portfolio in question (e.g. deficiencies in the parameterization of the valuation models of certain instruments, scantly adequate proxies, etc.).

Three types of backtesting are calculated and assessed at the Group:

•	Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•	Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In the first case, for the entire portfolio, in 2014 there was one violation at 99%, on June 6, mainly explained by Mexico, due to the fall in the sovereign and swap curves (in nominal and Mexican investment unit (UDI) inflation linked terms), following the 50 basis point reduction in the official rate (to 3%) by the Bank of Mexico, which had not been discounted by the market.

There was another violation at 99% (i.e. days when the daily loss was higher than VaR), on October 16, mainly explained by Spain, due to the rise in credit spreads in Europe and the fall in equity indices.

The number of violations is in line with the expected performance of the VaR calculation model, given that a confidence level of 99% and a time horizon of one year are used (with a longer time horizon one could expect an average of two or three violations a year).

5.3. Structural balance sheet risks9

5.3.1. Main aggregates and variations

The market risk profile inherent to the Group’s balance sheet, in relation to the volume of assets and capital, and the projected net interest margin, remained at low levels in 2014, in line with previous years.

Structural interest rate risk

Europe and the United States

The main balance sheets in Europe, i.e. those of the Parent and the UK, reported positive sensitivities of the market value of equity to interest rate rises, given the expectations for long-term rates based on the economic performance indicators, whereas in the short term the net interest margin exposure was kept at very low levels. The US balance sheet has a positive sensitivity to interest rate rises at both short and long term.

In any case, the level of exposure in all countries is moderate in relation to the annual budget and the amount of capital.

At the end of December 2014, the exposure relating to the net interest margin at one year, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was concentrated on the US dollar yield curve, with EUR 67 million of exposure to falls in interest rates (a most unlikely scenario in the present circumstances). It must also be stated that the exposure to falls in interest rates on the Polish zloty yield curve was EUR 21 million.

At the end of December 2014, the most significant exposure relating to the market value of equity, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was that of the euro yield curve, with EUR 2,149 million of exposure to falls in interest rates. The exposure to falls in interest rates on the pound sterling and the US dollar yield curve was EUR 865 million and EUR 343 million, respectively. As noted above, these scenarios are very unlikely at present.

Latin America

The balance sheets are positioned in the long term for falls in interest rates due to the slowdown in economic growth. The situation in the short term is very similar, except in the case of Mexico, since the country’s excess liquidity is invested in local currency in the short term.

In 2014 the level of exposure in all countries continued to be moderate in relation to the annual budget and the amount of capital.

At year-end, the exposure relating to the net interest margin at one year, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was concentrated on three countries: Brazil (EUR 152 million), Mexico (EUR 55 million) and Chile (EUR 33 million).

VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations (shifts not only of +/- 100 basis points but also of +/- 25, +/- 50 and +/- 75 basis points are assessed, in order to better characterize risk in countries with very low rate levels), Santander uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

[9]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

Structural interest rate risk, measured in terms of one-day VaR at 99%, averaged EUR 539 million in 2014. The contribution to structural interest rate risk by the balance sheets in Europe and the US is considerably higher than the balance sheets in Latin America. Mention must be made of the high level of diversification between these two areas and the fall in the VaR in Europe and the United States, due to a narrowing of sovereign debt spreads, especially those of Spain and Portugal.
Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, the results thereof and the hedges for both.

Foreign currency risk is managed dynamically, in order to limit the impact on the core capital ratio of exchange rate fluctuations.

At 2014 year-end, the largest long-term exposures (with their potential impact on equity) corresponded, in descending order, to the Brazilian real, the pound sterling, the US dollar, the Mexican peso, the Chilean peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

At the end of December 2014, the equity positions (banking book) were diversified across various geographical areas, the main ones being Spain, Brazil, the US, the Netherlands and China. As regards industries, the equity positions are mainly invested in financial services and insurance; other industries represented to a lesser extent are professional, scientific and technical activities, the public sector (the holding in SAREB), energy supply and hospitality.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices for listed shares and proxies for unlisted securities. At December 31, 2014, one-day VaR at 99% was EUR 209 million (December 31, 2013: EUR 235 million; December 31, 2012: EUR 281 million).

Structural VaR

In short, a homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the wholesale banking trading activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Group’s volume of assets or capital.

5.3.2. Methodologies

Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate reprising gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Group’s net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of reprising or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (twelve months) given a shift in the yield curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

Treatment of liabilities with no defined maturity

In the corporate model, the total volume of the balances of accounts with no defined maturity is divided into stable balances and unstable balances. This disaggregation is obtained using a model based on the relationship between the balances and their own moving averages.

This simplified model is used to obtain the monthly cash flows that are used to calculate the NIM and MVE sensitivities.

The model requires a series of inputs, which are as follows:

•	Parameters specific to the product.

•	Customer behavior parameters (in this case historical data analysis is combined with expert judgment of the business).

•	Market data.

•	Historical data of the portfolio.

Treatment of the prepayment of certain assets

Currently, the prepayment issue at the Group affects mainly the fixed-rate mortgages at units at which the relevant yield curves for these portfolios are at low levels. At these units, prepayment risk is modelled and this can be applied, with some changes, to assets with no defined maturity (credit card and similar businesses).

The usual option pricing techniques cannot be applied directly, due to the complexity of the factors that determine prepayment by obligors. Consequently, option pricing models must be combined with empirical statistical models designed to capture prepayment behavior. Some of the factors that influence prepayment behavior are as follows:

•	Interest rates: the spread between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of repayment and arrangement costs.

•	Seasoning: prepayment tends to be low at the start of the instrument’s life cycle (signing of the contract), and then increases and stabilizes as time passes.

•	Seasonality: prepayments usually take place on specific dates.

•	Burnout: the tendency of the speed of prepayment to decrease as the instrument’s maturity date draws closer, which includes:

•	Age: indicates lower prepayment rates.

•	Cash pooling: defines loans that have already survived various waves of interest rate falls as being more stable. In other words, when a portfolio of loans has already been through one or more cycles of downward rates and, therefore, of high prepayment levels, the “surviving” loans have a significantly lower prepayment probability.

•	Other: geographical mobility, demographic and social factors, disposable income, etc.

The set of econometric relationships intended to capture the effect of all these factors is the probability of prepayment of a loan or pool of loans and is known as the prepayment model.

Value at Risk (VaR)

The VaR for balance sheet activity and investment portfolios is calculated using the same standard as for trading portfolios: historical simulation with a confidence level of 99% and a one-day horizon. A time window of two years, or 520 daily readings, backwards in time from the VaR calculation reference date, is used.

Structural foreign currency risk/hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

5.3.3. Limit control system

As has been stated above for trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Group’s risk appetite.

The main limits are:

•	On-balance-sheet structural interest rate risk:

•	Limit on net interest margin sensitivity at one year.

•	Limit on the sensitivity of the market value of equity.

•	Structural foreign currency risk: net position in each currency (for positions hedging results).

If any of these limits or sublimits are breached, risk management officers must explain the reasons why and provide an action plan for remedying the situation.

5.4. Pension, actuarial and fiduciary risks

5.4.1 Pension risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pension risk control and management is primarily to identify, measure/assess, follow up and monitor, control, mitigate and report this risk. The Group’s priority, therefore, is to identify and eliminate all clusters of pension risk, irrespective of whether losses have been incurred.

Therefore, in the methodology used by Santander Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, discount rates, inflation, stock markets and property indices, as well as credit and operational risk, are estimated every year.

5.4.2 Actuarial risk

Actuarial risk arises from biometric changes in the life expectancy of insureds (life insurance), unexpected increases in projected indemnity payments in non-life insurance and, in any event, unexpected changes in the behavior of insurance policyholders in exercising the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

•	Life liability risk: risk of loss in the value of life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.

•	Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds

•	Surrender/lapse risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

•	Non-life liability risk: risk of loss due to changes in the value of non-life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Premium risk: loss arising from the lack of sufficient premiums to cater for claims that might be made in the future.

•	Reserve risk: loss arising from the lack of sufficient reserves for claims incurred but not settled, including the expenses arising from the management of such claims.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s non-life liabilities.

5.4.3 Fiduciary risk

Fiduciary risk arises from management and/or administration of products and assets for the client’s account, and also from trustee services provided for a third party. Fiduciary risk is primarily associated with investment and protection product activities linked to asset management and insurance activities.

It is the risk that is incurred as a result of services provided as trustee for a third party or as administrator of assets for the benefit of a third party, where improper management or administration of assets could result in losses for the client and the trustee could be liable for such losses, with the ensuing economic and/or reputational impact.

Fiduciary risk could also be defined as the potential loss which might arise from significant changes in the value of the portfolios managed by the trustee for third parties (settlors/beneficiaries) and the image and reputation of the trust.

In this regard, there is a relationship between fiduciary risks and conduct risk, which is the risk caused by inappropriate practices in the Bank’s dealings with its customers, the service and products offered to the customer and the suitability thereof for each customer in particular, as well as compliance and reputational risks.

The principle governing all the activities and/or businesses involving fiduciary risk is the duty to serve the client’s best interests: “Look after the clients’ money as if it were your own”. This principle makes it imperative to always act in the client’s best interest, in accordance with the client’s mandate, instructions or orders.

This principle rests on some basic pillars for managing fiduciary risk and the defense of clients’ interests:

•	Client knowledge: Risk management must be based on an appropriate knowledge, within the organization, of the needs and circumstances of the clients it serves. Knowing the client involves tailoring the product offered to clients in the asset management and insurance activities, while ensuring that it is in line with the marketing policy based on the clients’ profile.

•	Mandate compliance: The risk management process requires an analysis and control of mandates through regular mandate compliance assessments. The exposure associated with clients’ positions must be overseen under the same general principles as those used in the analysis and control of the Group’s own exposures.

•	Transparency: Clients must be provided, in an accurate and understandable fashion, with all the relevant information relating to the management of their positions, the exposures arising therefrom and the performance and returns generated by such positions.

•	Managing conflicts of interest: The interrelation between the management activity and that of other Group business units or divisions may give rise to potential or actual conflicts of interest. To avoid those situations, the Group’s standards must be adhered to at all times, always safeguarding the interests of the clients, participants, investors and/or insureds.

•	Monitoring and adapting to the regulations: for both the products and the management companies, to ensure that top-quality services are always provided and prevent regulatory risk.

Hence, the main component of fiduciary risk is associated with asset management for the account of third parties: discretionary management of investment vehicles and portfolios performed by the management and insurance companies in which the Group has an ownership interest and/or with which it has entered into retail agreements, and also with the activity performed by the Group’s private banking units, which perform discretionary portfolio management and advisory duties for clients.

The regulations require both the management companies and the companies providing investment services for third parties to always act and in all cases safeguard the clients’ interests.

This requirement is set out in the management agreement or fiduciary mandate, which stipulates the trustee’s terms of service and its relationship with clients. In order to ensure compliance with the mandate awarded by clients, risk is managed from the various vectors which may affect the portfolios and which are described below.

In order for the trustee to provide such services, at local level it must possess a legal structure subject to the requirements of its local supervisor. The trustee must also have the appropriate technical and human resources, and control and monitor risks in a risk and compliance unit that is independent from the business.

The three main vectors in fiduciary risk control are:

•	Financial, market, credit and liquidity risks incurred in connection with the investment of clients’ assets in financial products and instruments,

•	The regulatory risk relating to compliance with regulatory limits and the fiduciary risk itself, relating to compliance with the investment mandates and to the security of the investment process.

•	Importance of monitoring the end result of the investments with regard to both the fiduciary relationship with the client, who expects the best results, and competitors. Always with the aim of providing a service of the highest quality possible, without losing sight of the Group’s principles governing risk.

6. LIQUIDITY AND FUNDING RISK

6.1. Introduction to the treatment of liquidity and funding risk

Liquidity and funding management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

Liquidity became highly significant for bank management in recent years due to the stresses that arose in the financial markets in the context of a global economic crisis. This scenario emphasized the importance of banks having appropriate funding structures and strategies to ensure the continuity of their intermediation activity.

During that period of stress, the Group enjoyed an adequate liquidity position, surpassing that of its peers, which represented a competitive advantage in terms of carrying on and expanding its activity in a demanding environment.

Currently, in a more favorable scenario for liquidity, the Group continues to benefit from its proven robustness as it meets the new challenge of cost optimization amid the demanding liquidity standards required by regulations, and as it drives growth in geographical areas previously undergoing deleveraging.

This improved position achieved by the Group as a whole is based on a decentralized funding model composed of subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates, subject to management and supervision procedures coordinated at Group level.

This is a funding structure that has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model were used.

In addition, at the Group this funding structure also benefits from the advantages of having a commercial banking model with a significant presence in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of those countries, generally in local currencies, bolstered by the strength of their franchise and their membership of a leading group.

6.2. Liquidity management framework - Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

•	Compliance with the regulatory liquidity requirements at Group and subsidiary level, as a new conditioning factor in management.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that senior management of the subsidiaries is involved in the decision-making process and is included in the Group’s global strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

6.2.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the Global ALCO.

The Global ALCO is the body empowered by the Bank’s board of directors to coordinate the asset and liability management (ALM) function throughout the Group, including the management of liquidity and funding, which is carried out by the local ALCOs in accordance with the corporate ALM framework.

It is presided over by the Bank’s chair and its members are an executive deputy chairman (who, in turn, is the chairman of the executive risk committee), the CEO, the finance and risk executive vice presidents, and other executive vice presidents and heads of certain business and analysis units who perform advisory functions.

In line with governance best practice, the Group has traditionally maintained a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

In recent years, this governance model has been reinforced by being integrated into a more global vision of the Group’s risks, namely the Group risk appetite framework. This framework responds to the demands from market regulators and participants, as a result of the financial crisis, for banks to strengthen their risk management and control systems.

As regards liquidity risk profile and appetite, the framework aims to reflect the Group’s business strategy in structuring the balance sheet to make it as resilient as possible to potential liquidity stress scenarios. Appetite metrics have therefore been structured to reflect the application, on an individual basis, of the principles of the Group’s management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

6.2.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various units and businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimizing the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, level of run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the various regulators (in the European Union, the European Banking Authority). The objective is to define a framework of principles and metrics that are, in some cases, nearing implementation and, in others, at earlier stages of development.

Methodology for liquidity risk monitoring and control

The liquidity risk metrics adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with the regulatory requirements arising from the transposition of Basel III in the European Union, in order to avoid any conflicts between limits and to facilitate management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, these have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: short term and structural. Short-term metrics include basically the liquidity gap, while structural metrics feature the net structural balance-sheet position.

Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main entities and for each of the currencies in which the Group operates.

The gap supplies data on the projected sources and applications of funds of all on- and off-balance sheet items in specific time periods. This analysis tool is obtained by considering the net result of the maturity and cash flow structure for each of the time buckets established. The tool is constructed by including the available liquidity and contrasting it with the liquidity requirements resulting from maturities.

In practice, since the same item will behave differently at the various Group subsidiaries, a set of common standards and methodologies are in place to make it possible to construct the liquidity risk profiles of each unit in a uniform manner and to submit these profiles in a comparable form to the Bank’s senior management.

Consequently, as this analysis has to be performed on an individual basis for each subsidiary, for the purpose of their autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for the management and understanding of liquidity risk.

Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the core businesses must be financed with stable funds and medium- and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

At the end of 2014, the Group had a structural liquidity surplus of EUR 153,000 million, comprising debt securities (EUR 151,000 million), equity instruments (EUR 14,000 million) and net loans and advances to credit institutions and central banks (EUR 9,000 million), offset by short-term wholesale funding (EUR 21,000 million).

Accordingly, the average structural liquidity surplus amounted to EUR 158,000 million.

Scenario analysis

The Group supplements the aforementioned metrics by developing a series of stress scenarios.

Its main objective is to identify the critical factors in potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

The definition of scenarios and calculation of metrics under each scenario is directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

At the end of 2014, in the event of a potential systemic crisis the Group would have an adequate liquidity position.

6.2.3. Management tailored to business needs

The Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices.

In practice, the liquidity management at these units consists of:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Monitoring and management of the units’ compliance with the regulatory ratios, and oversight of the level of committed assets in each unit’s funding, from a structural standpoint and with regard to the component with the shortest term.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort at Group level is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitization plan.

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance (SCF) which, because it specializes in consumer financing mainly through dealer/retailer recommendations, requires the financial support of other Group units, especially the Parent.

6.3. Funding strategy and evolution of liquidity in 2014

6.3.1. Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business in a more demanding environment. At its peak, during the global economic and financial crisis, the Group had to manage sharp increases in risk. As a result, liquidity levels were very low over certain terms and the related costs were very high. Following the interventions by the central banks of the major economies, these market conditions eased significantly throughout 2013 and even more so in 2014.

This sound performance by the Group was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of the subsidiaries’ strategies to the growing demands of both markets and regulators. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis, namely:

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium- and long-term wholesale funding levels at Group level. At 2014 year-end, this funding represented 21% of the liquidity balance sheet, a similar level to that of recent years but well below that of 2008 year-end when wholesale funding, which was more abundant and less expensive, had not yet suffered the pressures of the crisis. Following the tightening of conditions on the wholesale markets, the Group’s decentralized subsidiaries model, with proprietary issue and rating programs, contributed to maintaining the Group’s high-level participation in the developed wholesale markets, even in the most demanding periods, such as the two-year period encompassing 2011 and 2012.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets. In particular, in recent years the Group has significantly raised its total discount capacity, which currently stands at around EUR 170,000 million.

Thanks to all these market and business developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet. Customer deposits are the Group’s major source of funding. These deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2014 they accounted for 88% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term. Medium- and long-term wholesale funding represents 21% of the Group’s net liabilities and enables it to comfortably cater for the net loans not financed with customer deposits (commercial gap). This funding is well-balanced by instrument (approximately 1/3 senior debt, 1/3 securitizations and secured, structured loans, 1/4 cédula-type covered bonds, with the remainder consisting of preference shares and subordinated debt) and by market: the markets with a greater proportion of issues are the ones where investment activity is higher.

6.3.2. Evolution of liquidity in 2014

At the end of 2014, in comparison with 2013, the Group reported:

•	A stable ratio of loans to net assets (total assets less trading derivatives and interbank balances) at 74% due to the improvement in lending following the end of deleveraging in mature markets.

•	A slight increase in the loan-to-deposit (LTD) ratio, to 113% (112% in 2013), within very comfortable levels (lower than 120%). The trend in this ratio reflects the recovery of credit in mature markets, both organic and inorganic, and the increased focus on optimizing the cost of retail deposits in countries with low interest rates.

•	A slight decline in the ratio of customer deposits plus medium- and long-term funding to loans, for similar reasons to the trend in the LTD ratio, since the increase in the wholesale funds raised at the Group is also lower than that of loans. This ratio stood at 116%.

•	There was a continuing limited recourse to short-term wholesale funds at the Group. The ratio of this funding, at around 2%, was in line with previous years.

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium- and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) continued to rise in 2014. At December 31, 2014, the structural surplus stood at EUR 153,000 million on a consolidated basis.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at 2014 year-end required by the EBA is as follows:

On-balance-sheet encumbered assets

Thousands of millions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Assets	296.0	970.3
Loans and advances	186.3	692.1
Equity instruments	7.4	11.4
Debt instruments	84.2	92.2
Other assets	18.1	174.6

Encumbrance of collateral received

Thousands of millions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	57.5	37.4
Loans and advances	1.6	0.3
Equity instruments	1.8	0.6
Debt instruments	54.2	31.4
Other collateral received	—	5.3
Own debt securities issued other than own covered bonds or ABSs	—	—

Encumbered assets and collateral received and matching liabilities

Thousands of millions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	291.7	353.5

On-balance-sheet encumbered assets amounted to EUR 296 thousand million, almost two-thirds of which are loans (mortgage loans, corporate loans, etc.). For their part, off-balance-sheet encumbered assets amounted to EUR 57.5 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 353.5 billion of encumbered assets, which give rise to EUR 291.7 billion of associated liabilities.

At 2014 year-end, total assets encumbered in funding transactions represented 26% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: EUR 1,361 thousand million at December 2014).

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

•	50% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than two years) to fund the commercial balance-sheet activity. This places the level of “structural” asset encumbrance at 13% of the expanded balance sheet under EBA standards.

•	The other 50% relate to transactions in the short-term market (with average maturity of less than three months) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

7. OPERATIONAL RISK

7.1. Definition and objectives

The Group defines operational risk (OR) as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events”.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all the business and support areas. Accordingly, all the employees are responsible for managing and controlling the operational risks generated in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, monitor, control, mitigate and report on this risk.

The Group’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the Standardized Approach provided for under Basel II standards. However, in 2014 the Group embarked on a project to shift to Advanced Measurement Approaches (AMA), for which it has already satisfied the majority of the regulatory requirements. In any event, it should be noted that the priority in operational risk management continues to be focused on mitigation.

7.2. Operational risk management and control model

7.2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by unit and time horizon, through the establishment of the operational risk appetite and tolerance, the budget and the related monitoring.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for calculating capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems must be integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management and control policies and implementation of the related methodologies and tools consistent with current regulations and best practices.

The operational risk management and control model implemented by the Group provides the following benefits:

•	It encourages the development of an operational risk culture.

•	Integrated and effective management of operational risk (identification, measurement/assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

7.2.2. Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis based on the identified risks and obtain a valuation through the measurement/assessment of the area/unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

7.3. Mitigation measures

The Group has an inventory of mitigation measures established in response to the main sources of risk. They were identified through the analysis of the tools applied for managing operational risk, and from the organizational and development model, as well as from the preventive implementation of operational and technology risk management and control policies and procedures.

The most significant mitigation measures center on improving security for customers in their ordinary transactions, and continuous improvement of processes, technology and management to ensure that products are sold and services are provided appropriately.

In addition, with regard to measures relating to customer-, product- and business-related practices, the Group establishes corporate policies for marketing products and services.

Anti-cyber-risk measures

2014 provided confirmation of the upward trend in the number and impact of incidents relating to cybersecurity, which affect all types of companies and institutions, including those in the financial sector. This situation, which is generating concern among entities and regulators, is encouraging the adoption of preventive measures in order to be prepared for attacks of this nature. The implementation of the cybersecurity strategy at the various Group entities gave rise to various initiatives and lines of action, such as:

•	Assessment of each entity’s situation with respect to the internal reference model in order to identify possibilities for improvement and to prioritise points of action with regard to cyber risks.

•	Strengthening of the technological solutions and services aimed at detecting and preventing cyber attacks and information leaks, and the recording, correlation and management of security events.

•	Improvement of the security monitoring services and extension of their scope.

•	Participation in the cyber exercises promoted by the Spanish Cybersecurity Institute (INCIBE) aimed at evaluating the response by companies to this type of incident.

•	Cooperation with international forums with the objective of identifying best practices and sharing information about threats.

7.4. Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Group, due to an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Re-establishing the time-sensitive technology and transaction-support operations of the business if existing technologies are not operational.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other third-party stakeholders.

In 2014 the Group continued to make progress in the implementation and continuous improvement of its business continuity management system. It placed particular emphasis on tightening controls for monitoring the continuity plans of the suppliers that provide services deemed essential for the Bank.

7.5. Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves the operational control procedures in order to remain in line with new regulations and best market practices. Therefore, in 2014, the control model for this business continued to be improved, with particular emphasis on the following points:

•	Analysis of the individual operations of each treasury operator to detect any possible anomalous conduct.

•	Implementation of a new tool enabling compliance with the new requirements regarding transaction recording and eavesdropping control.

•	Tightening of controls on cancellations of amendments to transactions.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls for operational detection and prevention.

•	Development of additional controls of accesses to front-office record keeping systems.

The business is also undergoing a global transformation, combined with the modernization of the technology platforms and operating processes involving a robust control model that enables the operational risk associated with this activity to be reduced.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to obtain a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

More specifically, information is prepared on the following aspects:

•	The operational risk management model in place at the Group and its main units and geographical areas.

•	The scope of operational risk management.

•	Monitoring of appetite metrics.

•	Analysis of the internal event database and of significant external events.

•	Analysis of the most significant risks, detected using various sources of information, such as the internal operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

This information acts as the basis for meeting reporting requirements to the executive risk committee, the risk supervision, regulation and compliance committee, the operational risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. In 2014 common guidelines were established for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, mainly the areas of proprietary insurance and operational risk control, but also the various front-line risk management areas.

8. COMPLIANCE, CONDUCT AND REPUTATIONAL RISK

8.1. Definitions and objective

Compliance risk is the risk of receiving penalties, even of a financial nature, or of being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Conduct risk is the risk caused by inappropriate practices in the Bank’s dealings with its customers, the treatment and products offered to them and the adequacy thereof for each particular customer.

Reputational risk is defined as the risk of damage to the perception of the Bank held by public opinion, the Bank’s customers, investors or any other interested party.

The Group’s objective regarding compliance and conduct risk is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management efforts are aimed at identifying and controlling this risk so that the probability of its occurring is reduced and its possible impact is mitigated.

8.2. Corporate governance and organizational model

It is the responsibility of the Bank’s board of directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance, conduct and reputational risk area, the board is in charge of the Group’s general code of conduct, the governance frameworks on the prevention of money laundering and terrorist financing, and the marketing of products and services.

The compliance function reports to the board of directors: (i) on an ongoing basis, directly through an executive deputy chairman of the board who supervises the Group’s compliance function; and (ii) through the monthly report submitted to the risk supervision, regulation and compliance committee. This committee supports and advises the board in the Group’s relationship with the supervisors and regulators of the various countries in which it is present, as well as in the supervision of internal codes and regulations.

At its meeting on January 16, 2015, the board of directors resolved to appoint an executive deputy chairman of the board, to whom the compliance function will report, in accordance with regulatory recommendations on corporate governance.

In addition, in order to bolster the importance of the compliance function, at its meeting on February 2, 2015 the executive committee resolved to appoint an executive vice president as chief compliance officer.

The corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money laundering and the marketing of products and services) are collective bodies with basic competencies in this matter which have a global scope (all geographical areas, all businesses) and are replicated at local level.

The risk unit monitors the compliance risk control framework both from the integrated risk control and internal risk validation area (CIVIR), in the exercise of its functions to support the executive risk committee, and from the non-financial risk control area created in 2013.

The organizational model revolves around the corporate compliance and reputational risk area, which is entrusted with managing the Group’s compliance, conduct and reputational risks. Within this area are the corporate regulatory compliance risk management office, the corporate conduct risk management office and the corporate financial intelligence unit (UCIF), which is responsible for the prevention of money laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, and the appropriate functional reporting channels to the corporate area have been established.

8.3. Risk appetite model and regulatory risk assessment exercise

The Group’s risk appetite model applicable to compliance and conduct risk is characterized by the following three elements:

•	It is based on an express declaration of zero appetite for compliance and conduct risk.

•	The objective of the management performed by the Group is to minimize the incidence of compliance and conduct risk. Accordingly, systematic monitoring is performed using the compliance and conduct risk indicator resulting from the assessment matrices prepared for each country.

•	Quarterly monitoring of the level of risk is performed on a country-by-country basis.

Data of the communications received from the various supervisors each month is fed into the assessment matrix. Each of these communications is allocated a score depending on the risk they represent in terms of: (i) costs due to fines; (ii) process reorganization costs; and (iii) the impact on the brand and reputational risk. These assessments complement the ratings assigned by internal audit with respect to compliance. Each local unit is allocated a weighting based on its attributable profit and volume of assets, which can be used to obtain an overall score for the Group.

The corporate compliance area carried out a regulatory risk assessment exercise in 2014 focusing on the Group’s main countries. This exercise, which centered on the identification of the regulatory obligations affecting the Group’s units, was based on a risk assessment of each obligation, which is conducted in two stages: the first, in relation to “inherent risk”, which stems from the activity relating to the business, and the second, in relation to residual risk, after taking the effect of the controls into consideration.

This regulatory risk assessment exercise is expected to complement the risk appetite model by contributing new metrics to it.

8.4. Risk management model

The main responsibility for compliance, conduct and reputational risk management is shared by the compliance and reputational risk function and the various business and support units that conduct the activities giving rise to risk. The responsibility for fostering the development of standard policies across the entire Group, for establishing controls and monitoring and checking that they are applied, and for reporting incidents lies with the compliance and reputational risk function, which is also responsible for advising senior management on these matters and for fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance function directly manages the basic components of these risks (money laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area (CIVIR) ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

The central plank of the Group’s compliance program is the general code of conduct. This code contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals10.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel for reporting and processing notifications of allegedly irregular actions.

It is the role of the corporate compliance office, under the supervision of the risk supervision, regulation and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money laundering and terrorist financing). The regulatory compliance committee is composed of representatives from the general secretary’s division, risk, human resources, organization and costs, technology and operations, internal audit, financial management and public policy.

The Group’s compliance department has been entrusted with the following compliance, conduct and reputational risk management functions:

•	Implementing the Group’s general code of conduct and other industry-specific codes and manuals.

•	Supervising the training activities on the compliance program conducted by the human resources area.

•	Directing any investigations into possible breaches, with help from internal audit, and proposing the appropriate penalties to the related committee.

[10]	The industry-specific codes and manuals include the prevention of money laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the use of information and communications technology conduct manual, the property management conduct manual, the purchasing management conduct manual, etc., in addition to the notes and circulars implementing specific points of these codes and manuals, including, in particular, the corporate circular on the corporate programme for the prevention of corruption.

•	Cooperating with internal audit in the periodic reviews that it carries out on compliance with the general code of conduct and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

•	Receiving and handling the complaints made by employees through the whistleblowing facility.

•	Advising on the resolution of doubts arising from the application of the codes and manuals.

•	Preparing an annual report on the application of the compliance program for submission to the risk supervision, regulation and compliance committee.

•	Regularly reporting to the risk supervision, regulation and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

•	Assessing, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and proposing such changes to the risk supervision, regulation and compliance committee.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

Prevention of money laundering and terrorist financing

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all the banks, subsidiaries, departments or branches of the Bank, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money laundering and terrorist financing.

Governance and organization

The organization of the prevention of money laundering and terrorist financing function at Santander Group lies with the following bodies: (i) the board of directors, (ii) the Group’s analysis and resolution committee (CAR), (iii) the corporate financial intelligence unit (UCIF), (iv) local CARs, (v) local prevention of money laundering and terrorist financing (PML/TF) units and (vi) heads of prevention at various levels.

The board of directors approves the internal governance framework for the prevention of money laundering and terrorist financing.

The Group’s CAR is a collective body with a corporate scope. It is composed of representatives of the following divisions: risk, internal audit, commercial banking, global wholesale banking, human resources, organization and costs, technology and operations, the controller’s unit and management control, consumer finance and the general secretary’s division. It defines the general policies and objectives, and formulates the policy rules for the Group’s various bodies and entities with regard to prevention and the related coordination.

As a result of the separation of the local area in Spain from the corporate area, a local CAR was created for Spain in 2014. Previously part of the corporate CAR, it is now distinct from it and assumes the functions of an internal PML/TF control body with a local remit.

The corporate financial intelligence unit (UCIF) directs, supervises and coordinates the systems for the prevention of money laundering and terrorist financing of the Group’s subsidiaries, branches and business areas. This requires the adoption of programs, measures and improvements where necessary.

The local CARs are the internal control bodies designated for the prevention of money laundering and terrorist financing with a local remit. They are composed of representatives of the departments most directly involved in these matters.

The local prevention of money laundering units (UPBCs) are the technical units responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing in the countries where the Group has a presence, for investigating and reporting suspect transactions and for fulfilling the reporting requirements to the related authorities.

Also, there are persons responsible for the prevention of money laundering and terrorist financing at four different levels: area, unit, branch and account. Their mission in each case is to support the UCIF and the local UPBCs from a position of proximity to customers and operations.

At consolidated level, a total of 885 professionals perform the prevention of money laundering and terrorist financing function at the Group (85% on a full-time basis) at 149 units established in 35 countries.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. These tools are supplemented by others that are used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

The Bank is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money laundering in private banking and correspondent banking, and the financing of terrorism. The regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Marketing of products and services

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate framework for the marketing of products and services.

The purpose of this corporate framework is to establish a standard system for the marketing of products and services at the Group, in order to minimize the Group’s exposure to risks in all the phases of marketing (approval, pre-sale, sale and follow-up).

In order to adapt the framework to the Bank and to the Group’s subsidiaries, it is adopted by the respective boards of directors, and made binding and adapted where necessary to ensure compliance with the applicable local regulatory requirements.

Governance and organization

The organizational structure for managing the risk that might arise from the incorrect selling of products or services is based, at both corporate and local level, on the marketing committees, the monitoring committees and at the conduct risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. It is composed of representatives of the following divisions: risk, financial management, technology and operations, the general secretary’s division, the controller’s unit and management control, internal audit, commercial banking and global wholesale banking.

The CCC assesses the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only from a legal or tax standpoint, but also with regard to the financial culture of that market.

•	The product or service meets the requirements of the corporate marketing policies and, in general, the applicable internal or external regulations.

Also, the local marketing committees (CLCs) approve new products and channel the related validation proposals to the CCC.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. It is composed of representatives from the following divisions: internal audit, the general secretary’s division, risk, and the business areas concerned (with the ongoing representation of commercial banking). It meets weekly, and considers and resolves specific issues relating to the selling of products and services at all the Group’s units.

The purpose of the corporate conduct risk management office (OCGRC) is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the validation phase, with a twofold focus: impact on the Bank and impact on the customer; and (ii) to monitor products over their life cycle.

At local level conduct risk management offices have been established, which are responsible, inter alia, for promoting a corporate culture of correct marketing practices and ensuring that products are approved and monitored in the respective local spheres in keeping with the corporate framework.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets (CCMV), complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

•	Registering and controlling sensitive information that is known by and/or generated at the Group.

•	Keeping lists of the securities affected and the initiated persons, and monitoring transactions with these securities.

•	Monitoring transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies.

•	Receiving and attending to notifications of, and requests for, authorization of transactions for own account.

•	Controlling transactions for own account of the persons subject to compliance with the code of conduct.

•	Managing breaches of the CCMV.

•	Resolving any issues raised concerning the CCMV.

•	Recording and resolving conflicts of interest and the situations that might give rise to them.

•	Assessing and managing any conflicts that might arise in the analysis activity.

•	Maintaining the files required to control compliance with the obligations established in the CCMV.

•	Developing ordinary contact with the regulators.

•	Organizing training and, in general, performing the actions required to apply the CCMV.

•	Analyzing actions that might be suspected of constituting market abuse and, where appropriate, reporting them to the supervisors.

Criminal risk prevention

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control.

In 2014 the Group obtained AENOR certification for the risk management system for crime prevention, of which the whistleblowing channel is a key component.

There are 26 whistleblowing channels in place at the Group. In 2014 complaints were made through six of them, in Germany, Brazil, the US, the UK, Poland and Spain.

In 2014, the total number of complaints received through all channels was over 400. They were processed in accordance with the Group’s internal procedures. The most common grounds for the complaints were employees’ failure to comply with the internal regulations, through either inappropriate behavior or non-observance of the Group’s policies or procedures.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The risk supervision, regulation and compliance committee (prior to its creation in June 2014: the audit committee) is informed of the main issues at each of its meetings.

In 2014 the Bank published 90 significant events, which may be consulted on the Group’s website and on that of the CNMV.

9. MODEL RISK

The use of models in risk management gives rise to model risk, i.e. the risk of losses arising from decisions based mainly on the results of models, due to errors in the definition, application or use of such models.

This risk occurs both in operational risk (the risk associated with errors in the data, construction, implementation and use of the model) and implicitly in the risk associated with the activity that it supports (in credit, market or other risk, due to the inadequate data, construction or use of the model).

As a result of the extension of the use of models to a wide range of activities, it is necessary to establish a series of actions and controls over the life cycle of these models in order to identify and minimize the associated risks.

Model risk can be mitigated through an appropriate control and management environment, i.e. through a series of controls over the life cycle of the model. The cycle encompasses all stages of the model, from the definition of the standards to be used in its development to the periodic monitoring of the model and its expiry.

The planning stage is particularly significant since this is when the development and management priorities are defined. When plans are prepared, the needs to be covered are identified and the materiality of the risk involved is assessed.

The extraction and validation of the information, and the development of the model are two other fundamental stages. In the case of development, control points must be established in order to check, inter alia, that the data used are suitable, that the objectives match the requested results, that the model was constructed in accordance with the set guidelines, or that the implementation is viable prior to formal roll-out of the model, which will occur after it has been formally approved.

There must be a validation process in place that is carried out by a function that is independent from that of the model developer, in order to control the risk associated with the development of models. The scope of the validation will depend on the type of model, the materiality and the type of development involved.

Lastly, all developments, whether a new model, a modification of an existing one or a new use for a model already being used, must be reviewed and approved based on its materiality by the relevant governing body. This process represents the recognition by the intervening parties that they are familiar with, and aware of, all the risks associated with the use of the model, of the various assumptions used in its construction, and of the existing limitations in its various intended uses.

Once implemented, the models will be supervised regularly to check that they are being used for the purpose for which they were approved and that they continue to work as expected.

10. CAPITAL MANAGEMENT AND CONTROL OF CAPITAL RISK

Capital management at the Group, which is carried out on an integrated basis in order to ensure the Group’s capital adequacy, meet regulatory requirements and maximize return on capital, is determined by the strategic objectives and the risk appetite set by the board of directors. With this objective in mind, a series of policies have been defined that shape the Group’s capital management approach:

•	To establish adequate capital planning to enable the Group to cater for current requirements and to provide the capital required to cover the needs of the business plans, regulatory requirements, and the associated short- and medium-term risks, while maintaining the risk profile approved by the board.

•	To ensure that, in stress scenarios, the Group and its companies maintain sufficient capital to cover their needs arising from the increase in risks caused by the deterioration in macroeconomic conditions.

•	To optimize the use of capital through an appropriate allocation of capital among the businesses based on the relative return on regulatory and economic capital, taking into consideration the risk appetite, their growth and the strategic objectives.

The Group defines capital risk as the risk that the Group or one of its companies may have an insufficient amount and/or quality of capital to meet its stakeholders’ expectations and its strategic planning guidelines. The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	Support the growth of the businesses and any strategic opportunities that may arise.

Capital adequacy position

The Group has a sound capital adequacy position that surpasses the levels required by regulations. In 2014 the Group continued to bolster its main capital ratios in response to the difficult economic and financial environment and the new regulatory demands.

On January 9, 2015, the Bank completed a capital increase of EUR 7,500 million. With this increase, the Bank has met its main objective of being able to sustain the organic growth of the business, by increasing credit and the market share in the main markets in which the Group operates.

Leverage ratio requirements

The new CRD IV regulations introduce a new leverage ratio that is not sensitive to the entities’ risk profile. It is calculated as the ratio of Tier 1 capital to exposure.

This exposure is calculated as the sum of total assets per books plus off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits). Certain technical adjustments are made to this sum, such as by replacing the asset value of derivatives and securities financing transactions with the EAD considered for the calculation of risk-weighted assets and by eliminating the value of assets considered as deductions from Tier 1 capital. Additionally, the regulators have included certain value reductions for off-balance-sheet trade-related transactions.

Although compliance with this ratio is not yet mandatory, it must be published from 2015 onwards. The supervisors have announced their intention to make compliance with a minimum ratio obligatory from 2018 onwards (indicating a 3% minimum benchmark ratio).

10.1. New regulatory framework

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group shares the ultimate objective pursued by the regulator with this new framework, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has collaborated on the impact studies for calibrating the new standards conducted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

In Europe, the new standards were implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation 575/2013 (“CRR”), which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

The Capital Requirements Regulation came into force on January 1, 2014, with many of its rules subject to various implementation timetables. This transitional implementation phase, which affects mainly the definition of eligible capital, concludes at the end of 2017, except with regard to the deduction for deferred tax assets, the transition period for which lasts until 2023.

Subsequent to the transposition of Basel III into European legislation, the Basel Committee has continued to issue additional standards, some in the form of public consultation processes, which will entail a future amendment of CRD IV and the CRR. The Group will continue to support the regulators by offering its opinions and participating in impact studies.

10.2. Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the business activity with a given solvency level. In the Group’s case, the solvency level is determined by the AA-/A+ long-term target rating, which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model complements the regulatory approach by including in its measurement all the significant risks incurred in the Group’s operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements. Economic capital also includes the diversification effect, which in the Group’s case, owing to the multinational, multibusiness nature of its operations, is of key importance in determining its overall risk and solvency profile.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process using its economic capital model. To this end, the Group plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group senior management.

The Group periodically assesses the level of and the changes in the value creation (VC) and return on risk-adjusted capital (RORAC) of the Group and of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

2014 witnessed an uneven performance of the business units in terms of value creation. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the varying trends in the economic cycle at the Group units.

10.3 Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks’ risk exposure and capital adequacy. A new forward-looking assessment model has become a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on capital adequacy.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Group’s management and strategy.

The aim of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in adverse yet plausible economic scenarios. To this end, starting with the Group’s initial situation, the expected outcomes for the Group are estimated for various business environments and the Group’s capital ratios are obtained, normally projected over a three-year period.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analyzed and in each of the scenarios defined.

European Central Bank comprehensive assessment exercise

The European Central Bank comprehensive assessment exercise began in October 2013, with a view to launching the Single Supervisory Mechanism on November 4, 2014. Banks participating in this exercise were subjected to a risk assessment, an asset quality review and a stress test. Its objective was to increase transparency, control and credibility, in order for the results to bolster the private sector’s trust in the capital adequacy of European banks and the quality of their balance sheets.

The most significant banks in the EU took part, i.e. all banks meeting at least one of the following criteria: (1) assets exceeding EUR 30,000 million, (2) assets exceeding 20% of the country’s GDP, (3) the bank is one of the three largest credit institutions in a Member State.

The comprehensive assessment was based on three pillars:

•	Risk assessment: prior evaluation of the business model and the most significant risks, including those relating to liquidity, leverage and funding. Each entity’s risk profile was taken into account, together with its relationship with other entities and its vulnerability to exogenous factors.

•	Asset quality review (AQR): a qualitative and quantitative analysis of the credit and market exposures at December 2013 (including off-balance-sheet exposures, non-performing loans, refinancing transactions and sovereign risk). Its specific objective was to assess whether the provisions and the valuation of the collateral for the credit exposure were adequate, and to assess the valuation of complex instruments and high risk assets. It was structured in three phases:

•	Portfolio selection: at the proposal of the national competent authorities, the portfolios to be included in the analysis were selected, in accordance with the coverage criteria established at entity level.

•	Execution: data integrity validation, collateral valuation and recalculation of provisions and risk-weighted assets.

•	Verification: analysis of consistency to ensure the comparability of the results of all the portfolios and of all the banks across the European Union. This included an analysis of the quality control, guidelines and definitions.

•	Stress test: an analysis of the banks’ ability to withstand an adverse situation. This was carried out in cooperation with the EBA (European Banking Authority). The exercise established a baseline scenario and an adverse scenario affecting a bank’s performance, including its risks (credit, market, sovereign, securitization and cost of funding), with a three-year time horizon (2014-2016), using AQR-adjusted 2013 year-end data as the starting point.

The adverse macroeconomic scenario took into consideration certain systemic risks for the banking sector such as an increase in bond yields at global level, particularly those relating to emerging economies, or a higher deterioration of asset quality in economies with weaker fundamentals and vulnerable financial sectors.

Minimum capital (CET1) was set at 8% in the baseline scenario and at 5.5% in the adverse scenario, in accordance with the Basel III definition (CRD IV/CRR) and its progressive introduction (phase-in) timetable.

The stress test results were based on the scenarios defined in the methodology and are not forecasts of financial performance or of capital ratios. The stress test was based on the common methodology designed by the EBA, which included key assumptions to simplify the exercise (for example, a static balance sheet, a dividend payout similar to the average for the last three years and valuation adjustments on public debt).

Result of the assessment for the Group

With regard to the AQR exercise, i.e. the review of the quality of the portfolios, an analysis was conducted of 16 major credit portfolios from seven countries and various segments (residential, SMEs and corporates) representing more than 50% of the credit risk exposure at December 31, 2013. In addition, a review was made of procedures and policies, taking samples of files and reviewing them, of appraisals of properties and collateral and of the valuation models for the trading book. The impact of the analysis on CET1 was not material (-4 basis points).

With respect to the stress test, the Group passed the proposed scenarios comfortably, particularly the adverse scenario which is very unlikely to occur.

55.	Other Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Consolidated financial statements

Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X Article 9 of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CONSOLIDATED BALANCE SHEET

	Millions of Euros
	2014	2013	2012
Assets
Cash and due from banks	62,410	72,512	111,663
Interest earning deposits in other banks	20,060	26,405	28,214
Securities purchased under agreements to resell	17,884	16,192	13,527
Trading account assets	191,561	146,670	206,273
Banks	32,419	29,792	31,644
Loans	9,880	7,430	11,569
Derivatives	76,858	58,899	110,319
Debt securities	58,605	44,716	46,561
Equity securities	13,799	5,833	6,180
Investment securities	122,760	91,685	99,325
Available-for-sale	122,760	91,685	99,325
Net Loans and leases	709,679	642,441	683,449
Loans and leases, net of unearned income	736,826	667,270	708,831
Less-Allowance for loan losses	(27,147)	(24,829)	(25,382)
Premises and equipment, net	22,772	13,812	14,483
Investment in affiliated companies	3,471	5,536	4,454
Other assets	115,699	100,167	107,851
Intangible Assets	2,853	2,960	3,436
Goodwill in consolidation	27,548	23,281	24,626
Accrual Accounts	2,001	2,112	1,757
Hedge derivatives	7,346	8,301	7,936
Others	75,951	63,513	70,096

Total assets	1,266,296	1,115,420	1,269,239

Liabilities
Deposits	695,417	624,616	678,383
Non interest deposits	5,102	5,623	5,285
Interest bearing	690,315	618,993	673,098
Demand deposits	206,520	172,074	149,186
Savings deposits	173,105	164,214	167,389
Time deposits	310,690	282,705	356,523
Certificates of deposit	—	—	—
Short-term debt	124,138	105,111	120,481
Long-term debt	195,896	177,671	202,223
Other liabilities	161,131	128,381	186,940
Taxes Payable	9,379	6,079	7,765
Accounts Payable	4,923	4,731	4,908
Accrual Accounts	6,488	5,068	5,181
Pension Allowance	9,412	8,784	9,948
Stock borrowing liabilities	—	—	—
Derivatives	86,303	64,170	116,187
Liabilities under insurance contracts	713	1,430	1,425
Other Provisions	5,964	5,462	5,649
Short securities positions	17,628	15,951	15,181
Others	20,321	16,706	20,696

Total liabilities	1,176,582	1,035,779	1,188,027

Equity
Stockholders’ equity
Capital stock	6,292	5,667	5,161
Additional paid-in-capital	38,611	36,804	37,412
Other additional capital	(481)	(415)	(937)
Current year earnings	5,816	4,175	2,283
Other reserves	30,567	24,096	27,878

Total stockholders’ equity	80,805	70,327	71,797

Non-controlling interests	8,909	9,314	9,415
Total Equity	89,714	79,641	81,212

Total liabilities and Equity	1,266,296	1,115,420	1,269,239

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22). Additionally, as of December 31, 2014, 2013 and 2012, the investment debt securities assigned to certain Group or third-party commitments amounted to €84,231 million, €42,433 million and €61,335 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	2014	2013	2012
Interest income:
Interest and fees on loans and leases	43,448	41,378	47,076
Interest on deposits in other banks	1,712	1,778	2,851
Interest on securities purchased under agreements to resell	2,240	1,813	1,474
Interest on investment securities	7,682	6,846	7,767
Dividends	—	—	—
Total interest income	55,082	51,815	59,168

Interest expenses:
Interest on deposits	(12,846)	(14,663)	(16,563)
Interest on short-term borrowings	(4,264)	(3,852)	(4,397)
Interest on long-term debt	(6,847)	(5,901)	(6,731)
Total interest expense	(23,957)	(24,416)	(27,691)
Interest income / (Charges)	31,125	27,399	31,477
Provision for credit losses	(10,562)	(11,058)	(18,536)
Interest income / (Charges) after provision for credit losses	20,563	16,341	12,941

Non interest income:
Commissions and fees from fiduciary activities	942	1,204	1,217
Commissions and fees from securities activities, net	763	678	702
Fees and commissions from insurance activities	5,331	6,631	7,807
Other Fees and commissions, net	5,687	5,480	5,890
Gains (losses) from:
Affiliated companies’ securities	3,266	2,662	1,200
Investment securities	1,973	3,350	2,483
Foreign exchange, derivatives and other, net	723	(137)	339
Sale of premises	113	(4)	133
Income from non financial entities	343	322	369
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	198	122	325
Other income	1,393	962	1,110
Total non interest income	20,732	21,270	21,575

Non interest expense:
Salaries and employee benefits	(10,987)	(10,838)	(10,501)
Occupancy expense of premises, depreciation and maintenance, net	(3,019)	(2,969)	(2,940)
General and administrative expenses	(5,751)	(5,451)	(5,626)
Impairment of goodwill	(2)	(40)	(156)
Impairment / amortization of intangible assets	(1,926)	(1,355)	(1,106)
Impairment of tangible assets	(527)	(764)	(1,019)
Provisions for specific allowances	(2,609)	(2,024)	(1,640)
Payments to Deposit Guarantee Fund	(577)	(570)	(554)
Insurance claims	(3,649)	(4,831)	(5,516)
Expenses of non financial entities	(255)	(231)	(232)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(102)	(210)	(633)
Other expenses	(1,212)	(950)	(1,028)
Total non interest expense	(30,616)	(30,233)	(30,951)
Income before income taxes	10,679	7,378	3,565
Income tax expense	(3,718)	(2,034)	(584)
Net consolidated income for the year	6,961	5,344	2,981
Net income attributed to non-controlling interests	1,119	1,154	768
Income from discontinued operation, net of taxes	(26)	(15)	70
NET INCOME ATTRIBUTED TO THE GROUP	5,816	4,175	2,283

	2014	2013	2012

CONSOLIDATED PROFIT FOR THE YEAR	6,935	5,329	3,051

OTHER RECOGNIZED INCOME AND EXPENSE	4,180	(5,913)	(3,709)
Items that will not be reclassified to profit or loss	(703)	188	(1,123)
Actuarial gains/(losses) on defined benefit pension plans	(1,009)	502	(1,708)
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	306	(314)	585
Items that may be reclassified to profit or loss	4,883	(6,101)	(2,586)
Available-for-sale financial assets:	2,324	(99)	1,171
Revaluation gains/(losses)	3,604	1,150	1,729
Amounts transferred to income statement	(1,280)	(1,250)	(558)
Other reclassifications	—	1	—
Cash flow hedges:	589	47	(84)
Revaluation gains/(losses)	934	463	129
Amounts transferred to income statement	(345)	(416)	(249)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	36
Hedges of net investments in foreign operations:	(1,730)	1,117	(1,107)
Revaluation gains/(losses)	(1,730)	1,074	(1,336)
Amounts transferred to income statement	—	38	229
Other reclassifications	—	5	—
Exchange differences:	4,189	(7,028)	(2,168)
Revaluation gains/(losses)	4,184	(7,020)	(1,831)
Amounts transferred to income statement	5	(37)	(330)
Other reclassifications	—	29	(7)
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	361	(294)	(57)
Revaluation gains/(losses)	266	(283)	(61)
Amounts transferred to income statement	95	23	21
Other reclassifications	—	(34)	(17)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	(850)	156	(341)

TOTAL RECOGNIZED INCOME AND EXPENSE	11,115	(584)	(658)
Attributable to the Parent	9,110	(504)	(774)
Attributable to non-controlling interests	2,005	(80)	116

Following are the condensed balance sheets of Banco Santander, S.A. as of December 31, 2014, 2013 and 2012.

	2014	2013	2012
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	54,238	64,402	94,931
Of which:
To bank subsidiaries	7,911	27,244	30,004
Trading account assets	83,116	63,928	95,556
Investment securities	58,427	53,598	47,097
Of which:
To bank subsidiaries	14,164	20,656	18,491
To non-bank subsidiaries	6,469	—	164
Net Loans and leases	203,239	187,758	152,933
Of which:
To non-bank subsidiaries	35,139	23,549	26,553
Investment in affiliated companies	80,275	70,527	72,714
Of which:
To bank subsidiaries	68,135	62,234	64,550
To non-bank subsidiaries	12,140	8,293	8,163
Premises and equipment, net	1,770	1,851	990
Other assets	15,737	16,973	11,768

Total assets	496,802	459,037	475,989

Liabilities
Deposits	258,306	247,206	249,928
Of which:
To bank subsidiaries	14,770	21,610	20,775
To non-bank subsidiaries	50,662	46,347	54,300
Short-term debt	48,645	38,391	34,080
Long-term debt	48,596	54,632	48,643
Total debt	97,241	93,023	82,723
Of which:
To bank subsidiaries	1,397	1,883	4,474
To non-bank subsidiaries	14,160	18,680	18,174
Other liabilities	89,306	70,396	98,952

Total liabilities	444,853	410,625	431,603

Stockholders’ equity
Capital stock	6,292	5,667	5,161
Retained earnings and other reserves	45,657	42,745	39,225

Total stockholders’ equity	51,949	48,412	44,386

Total liabilities and Stockholders’ Equity	496,802	459,037	475,989

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2014, 2013 and 2012.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2014	2013	2012
	(Millions of Euros)

Interest income
Interest from earning assets	8,701	10,568	10,448
Dividends from affiliated companies	2,249	2,769	5,311
Of which:
From bank subsidiaries	1,929	1,788	4,716
From non-bank subsidiaries	320	981	595

	10,950	13,337	15,759
Interest expense	(5,242)	(7,178)	(6,677)

Interest income / (Charges)	5,708	6,159	9,082
Provision for credit losses	(1,892)	(2,887)	(6,072)

Interest income / (Charges) after provision for credit losses	3,816	3,272	3,010
Non interest income:	5,010	4,875	4,638
Non interest expense:	(7,815)	(7,741)	(6,665)

Income before income taxes	1,011	406	983
Income tax expense	424	462	389

Net income	1,435	868	1,372

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2014, 2013 and 2012:

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Millions of Euros
	2014	2013	2012

NET INCOME	1,435	868	1,372
OTHER COMPREHENSIVE INCOME	603	1,380	(450)
Items that may be reclassified subsequently to profit or loss	817	1,315	(111)
Available-for-sale financial assets:	1,308	1,759	(135)
Revaluation gains/(losses)	2,154	2,767	(112)
Amounts transferred to income statement	(846)	(1,008)	(23)
Other reclassifications	—	—	—
Cash flow hedges:	(20)	3	—
Revaluation gains/(losses)	(20)	10	—
Amounts transferred to income statement	—	(7)	—
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	(111)	118	(20)
Revaluation gains/(losses)	(111)	118	(20)
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Other comprehensive income	—	—	—
Income tax	(360)	(565)	44
Items that will not be reclassified to profit or loss:	(214)	65	(339)
Actuarial gains/(losses) on pension plans	(302)	93	(470)
Income tax	88	(28)	131
TOTAL COMPREHENSIVE INCOME	2,038	2,248	922

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2014, 2013 and 2012.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2014	2013	2012
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,435	868	1,372
Adjustments to profit	4,602	6,588	6,825
Net increase/decrease in operating assets	22,469	(50,394)	(18,872)
Net increase/decrease in operating liabilities	21,240	(93,431)	5,784
Reimbursements/payments of income tax	353	99	82
Total net cash flows from operating activities (1)	5,161	(35,482)	32,935

2. Cash flows from investing activities
Investments (-)	(7,028)	(1,398)	(6,235)
Divestments (+)	1,508	698	4,281
Total net cash flows from investment activities (2)	(5,520)	(700)	(1,954)

3. Cash flows from financing activities
Disposal of own equity instruments	6,934	2,893	1,266
Acquisition of own equity instruments	(2,753)	(2,857)	(1,324)
Issuance of debt securities	—	—	—
Redemption of debt securities	(6,074)	(36)	(6,891)
Dividends paid	(909)	(818)	(1,287)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(173)	(286)	(675)
Total net cash flows from financing activities (3)	(2,975)	(1,104)	(8,911)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(570)	(148)	(66)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(3,904)	(37,434)	22,004
Cash and cash equivalents at beginning of period	10,929	48,363	19,347
Cash and cash equivalents at end of period	7,025	10,929	41,351

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(Millions of Euros)
Preference shares	739	401	421
Preferred securities	6,239	3,652	4,319

Total at year-end	6,978	4,053	4,740

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2014, 2013 and 2012.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. At December 31, 2014, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander UK Group Holdings Limited, BST International Bank, Inc., Santander Holdings USA, Inc., Santander Bank, National Association and Santander Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Banco Santander, (Brasil), S.A. and Santander UK Group.

Preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees (see Note 23 and Exhibit III), and are described in the table below:

	Outstanding at December 31, 2014
Preference Shares		Amount in currency (million)	Interest rate	Redemption Option (1)
Issuer/Date of issue	Currency

Banesto Holding, Ltd, December 1992	US Dollar	1.3	10.50%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222%(2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.4	12.000%	May 16, 2020
Santander Holdings USA, Inc., May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at December 31, 2014
Preferred Securities		Amount in currency (million)	Interest rate	Maturity date
Issuer/Date of issue	Currency
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.7	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25%(3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375%(4)	Perpetuity
September 2014	Euro	1,500.0	6.250%(5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	309.6	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	980.3	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	134.3	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.
(4)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.
(5)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.
(6)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal) and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered preferred securities guaranteed by Banco Santander, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander US Debt, S.A. (Sociedad Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the senior debt (not listed in United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (e)	Jersey	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (1) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (5) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A N (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
A N Loans Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (Holdings) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Investments (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Investments Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National September Leasing (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	99.99%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Ablasa Participaciones, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Acoghe, S.L.	Spain	0.00%	55.89%	100.00%	—	—	HOTEL OPERATIONS
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	—	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	49.50%	100.00%	—	—	HOLDING COMPANY
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Aguas de Iria, S.L.	Spain	0.00%	100.00%	100.00%	—	—	WATER SUPPLY
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	81.65%	100.00%	100.00%	100.00%	MARKETING
AL (ROUTH) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Alcaidesa Golf, S.L.	Spain	0.00%	50.00%	100.00%	100.00%	50.00%	SPORTS OPERATIONS
Alcaidesa Holding, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	PROPERTY
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	50.00%	100.00%	100.00%	50.00%	PROPERTY
Alcaidesa Servicios, S.A.	Spain	0.00%	50.00%	100.00%	100.00%	50.00%	SERVICES
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Aljarafe Golf, S.A.	Spain	0.00%	89.41%	89.41%	89.41%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Jersey) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Equity Investments (Guarantee) Limited (b)	United Kingdom	—	(a)	—	—	—	FINANCE
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives No.3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Alliance & Leicester Investments (No.3) LLP (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.4) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Print Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Alliance Bank Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance Corporate Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Aurum Inversiones Limitada	Chile	50.00%	50.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TECHNOLOGY SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	65.00%	65.00%	FULL-SERVICE LEASING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	73.58%	73.58%	FULL-SERVICE LEASING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCE
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Banco Bandepe S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. in voluntary liquidation (b)	Paraguay	0.00%	99.33%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander - Chile	Chile	0.00%	67.01%	67.18%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.65%	75.37%	89.66%	76.19%	76.09%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.05%	99.99%	99.99%	99.99%	BANKING
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	99.99%	99.99%	99.99%	—	FINANCE
Banco Santander International	United States	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	8.23%	91.07%	98.44%	98.45%	99.02%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.80%	99.91%	99.91%	99.89%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	100.00%	BANKING
Banco Santander, S.A., Fideicomiso 100740	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCE
Bank Zachodni WBK S.A.	Poland	69.41%	0.00%	69.41%	70.00%	94.23%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Bansalud, S.L.	Spain	72.34%	12.00%	84.34%	65.00%	65.00%	TECHNOLOGY SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	50.00%	CARDS
Bayones ECA Limited	Ireland	—	(a)	—	—	—	FINANCE
BCLF 2013-1 B.V.	The Netherlands	—	(a)	—	—	—	SECURITIZATION
Bel Canto SICAV	Luxembourg	100.00%	0.00%	100.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY
Besaya ECA Limited	Ireland	—	(a)	—	—	—	FINANCE
Bilkreditt 1 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 2 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 3 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 4 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 5 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 6 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Blue Energy Ridgewind Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Blue Energy Ridgewind Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Brazil Foreign Diversified Payment Rights Finance Company (b)	Cayman Islands	—	(b)	—	—	—	SECURITIZATION
Broxted Solar Co Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
BST International Bank, Inc.	Puerto Rico	0.00%	99.80%	100.00%	100.00%	100.00%	BANKING
BZ WBK Asset Management S.A.	Poland	50.00%	34.71%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	SECURITIES COMPANY
BZ WBK Lease S.A.	Poland	0.00%	69.41%	100.00%	100.00%	—	LEASING
BZ WBK Leasing S.A.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	69.40%	99.99%	99.99%	99.99%	SERVICES
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	84.71%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	45.81%	66.00%	66.00%	50.00%	INSURANCE
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	45.81%	66.00%	66.00%	50.00%	INSURANCE
C.S.N.S.P. 451, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
CAPB Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	95.46%	4.54%	100.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Capital Street Delaware, LP	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	82.18%	93.43%	93.24%	93.08%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.03%	99.97%	99.97%	99.97%	SECURITIES COMPANY
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Cavalsa Gestión, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	—	SECURITIES INVESTMENT
CCAP Auto Lease Ltd.	United States	0.00%	60.46%	100.00%	—	—	LEASING
Central Eólica Santo Antonio De Padua S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Cristovao S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Central Eólica Sao Jorge S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Centros Comerciales Metropolitanos, S.A.	Spain	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	LEASE OF AIRCRAFT
Chiplow Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Chrysler Capital Auto Receivables LLC (consolidated)	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Chrysler Capital Auto Receivables Trust 2013-A	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Auto Receivables Trust 2013-B	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Auto Receivables Trust 2014-A	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Auto Receivables Trust 2014-B	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Clínica Sear, S.A.	Spain	50.58%	0.00%	50.58%	50.58%	50.58%	HEALTHCARE
Club Zaudin Golf, S.A.	Spain	0.00%	85.04%	95.11%	95.11%	95.11%	SERVICES
Conaraz Inversiones, SICAV, S.A.	Spain	76.24%	4.54%	81.86%	80.78%	—	OPEN-END INVESTMENT COMPANY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	100.00%	SERVICES
Credisol, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Dansk Auto Finansiering 1 Ltd	Ireland	—	(a)	—	—	—	SECURITIZATION
Darep Limited	Ireland	100.00%	0.00%	100.00%	100.00%	100.00%	REINSURANCE
Desarrollo de Infraestructuras de Castilla, S.A.	Spain	0.00%	55.89%	100.00%	—	—	WATER SUPPLY
Desarrollos Estructurales Vaines, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L.	Spain	0.00%	100.00%	100.00%	50.00%	40.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2014-A	United States	—	(a)	—	—	—	INACTIVE
Drive Residual Holdings GP LLC	United States	0.00%	60.46%	100.00%	—	—	HOLDING COMPANY
Drive Residual Holdings LP	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Electrolyser, S.A. de C.V.	Mexico	0.00%	74.78%	100.00%	—	—	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Empresas Banesto 6, Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Energy Efficient Global UK Project Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
EOL Brisa Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Vento Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Wind Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Eolsiponto S.r.l.	Italy	0.00%	92.00%	92.00%	92.00%	—	ELECTRICITY PRODUCTION
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	90.00%	PROPERTY
Evidence Previdência S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	HOLDING COMPANY
Explotaciones Urbanas Españolas, S.A.	Spain	0.00%	55.89%	100.00%	—	—	HOTEL OPERATIONS
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso 2002114	Mexico	0.00%	75.01%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso Financiero Super Letras Hipotecarias - clase I	Argentina	0.00%	99.30%	100.00%	100.00%	100.00%	TRUST SERVICES
Fideicomiso Financiero Super Letras Hipotecarias - clase II	Argentina	0.00%	99.30%	100.00%	100.00%	100.00%	TRUST SERVICES
Fideicomiso GFSSLPT Banco Santander, S.A.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCE
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	—	—	FINANCE
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Banesto 3	Spain	—	(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 10	Spain	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank			% of voting power (c)
Company	Location	Direct	Indirect		2014	2013	2012	Line of business
Fondo de Titulización de Activos PYMES Santander 3	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 4	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 5	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 6	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 7	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 8	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 9	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 10	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Financiación 5	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—		(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a)	—	—	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	TRAINING
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Fosse Trustee Limited	Jersey	—	(a)	—	—	—	SECURITIZATION
Franklin Acquisition Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Fuencarral Agrupanorte, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gestamp Eólica Lagoa Nova S.A.	Brazil	0.00%	62.32%	70.00%	—	—	ELECTRICITY PRODUCTION
Gestamp Eólica Lanchinha S.A.	Brazil	0.00%	80.12%	90.00%	—	—	ELECTRICITY PRODUCTION
Gestamp Eólica Paraíso S.A.	Brazil	0.00%	80.12%	90.00%	—	—	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Gestamp Eólica Seridó S.A.	Brazil	0.00%	80.12%	90.00%	—	—	ELECTRICITY PRODUCTION
Gestamp Eólica Serra de Santana S.A.	Brazil	0.00%	62.32%	70.00%	—	—	ELECTRICITY PRODUCTION
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	—	SECURITIES AND PROPERTY MANAGEMENT
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	78.78%	88.50%	50.00%	50.00%	PAYMENT SERVICES
Gieldokracja Spólka z o.o.	Poland	0.00%	69.41%	100.00%	—	—	SERVICES
Girobank Carlton Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Girobank Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Global Carihuela, S.A.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Global Murex Iberia, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TECHNOLOGY SERVICES
Golden Bar (Securitisation) S.r.l.	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Securitization Programme IV 2009-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-2	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2012-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2012-2	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2013-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2013-2	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2014-1	Italy	—	(a )	—	—	—	SECURITIZATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	—	—	HOLDING COMPANY
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	51.05%	24.01%	75.09%	75.13%	75.17%	HOLDING COMPANY
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Grupo Konecta UK Limited	United Kingdom	0.00%	51.86%	100.00%	100.00%	100.00%	FINANCE
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Grupo Konectanet, S.L.	Spain	7.08%	44.77%	51.86%	51.86%	51.86%	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	United States	0.00%	81.94%	81.94%	74.20%	—	HOLDING COMPANY
GTS El Centro Project Holdings, LLC	United States	0.00%	81.94%	100.00%	—	—	HOLDING COMPANY
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Habitatrix, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Hall Farm Wind Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Hipototta No. 1 FTC	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 7 FTC (b)	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 7 Limited (b)	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 8 FTC (b)	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 8 Limited (b)	Ireland	—	(a )	—	—	—	SECURITIZATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holding Jaureguizahar 2002, S.A.	Spain	0.00%	55.89%	100.00%	—	—	SECURITIES INVESTMENT
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a )	—	—	—	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.82%	100.00%	100.00%	100.00%	E-COMMERCE
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Indias Capital Holdings Limited	United Kingdom	100.00%	0.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Indias Capital Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
ING Hipotecaria S.A. de C.V. SOFOM ENR (Fideicomiso Bursa)	Mexico	—	(a)	—	—	—	SECURITIZATION
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	55.89%	100.00%	—	—	PROPERTY
Inmobiliaria Metrogolf, S.A.	Portugal	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Instituto Santander Serfin, A.C.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	NOT-FOR-PROFIT INSTITUTE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TECHNOLOGY SERVICES
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Kassadesign 2005, S.L.	Spain	0.00%	100.00%	100.00%	50.00%	50.00%	PROPERTY
Kelmarsh Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.34%	52.80%	52.80%	52.80%	PROPERTY
Konecta Brazil Outsourcing, Ltda.	Brazil	0.00%	51.85%	99.99%	99.99%	99.99%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Konecta Broker, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Bto, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TELECOMMUNICATIONS
Konecta Chile Limitada	Chile	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Konecta Field Marketing, S.A.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	MARKETING
Konecta Gestión Integral de Procesos, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Portugal, Lda.	Portugal	0.00%	51.86%	100.00%	100.00%	100.00%	MARKETING
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Servicios de BPO, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	99.97%	SERVICES
Konecta Soluciones Globales, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konectanet Andalucía, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konectanet Comercialización, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	MARKETING
Kontacta Comunicaciones, S.A.	Spain	0.00%	51.86%	100.00%	99.27%	75.00%	SERVICES
La Unión Resinera Española, S.A.	Spain	76.79%	19.55%	96.35%	96.35%	96.44%	CHEMICALS
La Vital Centro Comercial y de Ocio, S.L.	Spain	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Langton Mortgages Trustee Limited	Jersey	—	(a)	—	—	—	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	61.59%	AGRICULTURE AND LIVESTOCK
Larix Chile Inversiones Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Lease Totta No. 1 FTC	Portugal	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Leasetotta No. 1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Liquidity Import Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FACTORING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FACTORING
Lizar Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	—	LEASING
Luri 1, S.A. (d)	Spain	5.80%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 2, S.A. (d)	Spain	10.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 6, S.A., S.I.I.	Spain	100.00%	0.00%	100.00%	99.65%	98.73%	REAL ESTATE INVESTMENT
Luri Land, S.A. (d)	Belgium	0.00%	8.11%	100.00%	100.00%	100.00%	PROPERTY
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	—	MORTGAGE LOAN COMPANY
Mantiq Investimentos Ltda.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Master Red Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	—	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	100.00%	PROPERTY
Med 2001 Inversiones, SICAV, S.A.	Spain	39.99%	60.01%	100.00%	99.99%	—	OPEN-END INVESTMENT COMPANY
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Limited	Ireland	—	(a)	—	—	—	FULL-SERVICE LEASING
Metroparque, S.A.	Spain	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Metropolitana Castellana, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY MANAGEMENT
Metrovacesa Access Tower GmbH	Germany	0.00%	55.89%	100.00%	—	—	PROPERTY MANAGEMENT
Metrovacesa Alquileres Urbanos, S.L. Sole-Shareholder Company	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa France, S.A.S.	France	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa Mediterranée, S.A.S.	France	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa, S.A.	Spain	55.89%	0.00%	55.89%	36.82%	34.87%	PROPERTY
Middlewick Wind Farm Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Middlewick Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Motor 2011 Holdings Limited (b)	United Kingdom	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Motor 2011 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2012 Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Motor 2012 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2013-1 Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Motor 2013-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	SECURITIZATION
Motor 2014-1 Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Motor 2014-1 PLC	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Natixis Corporate Financement – Compartment Hexagone	France	100.00%	0.00%	100.00%	100.00%	—	INVESTMENT FUND
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	—	—	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	77.11%	77.26%	71.60%	—	INVESTMENT FUND
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	E-COMMERCE
Oildor, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	99.99%	FINANCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Investment Services SA	Switzerland	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	54.18%	51.25%	51.25%	51.09%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.14%	51.62%	51.26%	54.47%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	Bahamas	0.00%	54.35%	54.89%	54.10%	63.79%	FUND MANAGEMENT COMPANY
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Parque Eólico el Mezquite, S.A.P.I. de C.V.	Mexico	0.00%	82.15%	82.15%	41.07%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina I, S.A.P.I. de C.V.	Mexico	0.00%	82.15%	82.15%	41.07%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina II, S.A.P.I. de C.V.	Mexico	0.00%	82.15%	82.15%	41.07%	50.00%	ELECTRICITY PRODUCTION
Paseo Comercial Carlos III, S.A.	Spain	0.00%	27.94%	50.00%	—	—	SHOPPING CENTRE
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Penmanshiel Energy Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Pentapolitano, S.A.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Limited	Ireland	—	(a)	—	—	—	FULL-SERVICE LEASING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	88.07%	88.07%	56.56%	56.56%	INTERNET
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	100.00%	100.00%	ADVERTISING
Project Maple I B.V.	The Netherlands	0.00%	55.89%	100.00%	—	—	SECURITIES INVESTMENT
Promociones Vallebramen, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	100.00%	100.00%	51.00%	51.00%	PROPERTY
Proyecto Huajache SpA	Chile	0.00%	80.00%	80.00%	—	—	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Proyecto Raki SpA	Chile	0.00%	80.00%	80.00%	—	—	ELECTRICITY PRODUCTION
PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	—	—	SECURITIZATION
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	—	LEASING
Puntoform, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TRAINING
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	100.00%	100.00%	SERVICES
Reliz Sp. z o.o. w upadłości likwidacyjnej (b)	Poland	0.00%	69.41%	100.00%	100.00%	—	FULL-SERVICE LEASING
Retail Financial Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Rosenlease, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	99.99%	FULL-SERVICE LEASING
Rosteral, SICAV, S.A.	Spain	99.85%	0.13%	99.98%	99.98%	—	OPEN-END INVESTMENT COMPANY
Ruevilliot 26, S.L.	Spain	70.00%	0.00%	70.00%	70.00%	70.00%	PROPERTY
Sadorma 2003, S.L.	Spain	0.00%	55.89%	100.00%	—	—	HOTEL OPERATIONS
Saja Eca Limited	Ireland	—	(a)	—	—	—	FINANCE
SAM UK Investment Holdings Limited	United Kingdom	77.67%	22.33%	100.00%	100.00%	—	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	85.50%	0.01%	85.51%	85.51%	78.06%	REAL ESTATE INVESTMENT
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	—	FINANCIAL SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	85.93%	96.52%	96.52%	96.52%	CONSULTANCY SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCE
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Carteras, S.G.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Central Hispano Financial Services Limited (b)	Cayman Islands	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	99.54%	99.54%	HOLDING COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Consumer ABS Funding 1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer ABS Funding 2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2011-A LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-B1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B4 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B5 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B6 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Bank AB	Sweden	0.00%	100.00%	100.00%	—	—	BANKING
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	81.65%	100.00%	100.00%	70.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Captive Auto Funding 5 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Consumer Captive Auto Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	51.00%	FINANCE
Santander Consumer Credit Funding 2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Credit Funding I LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l. - in liquidazione (b)	Italy	0.00%	65.00%	65.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Finanse S.A.	Poland	0.00%	81.65%	100.00%	100.00%	70.00%	SERVICES
Santander Consumer France S.A.S.	France	0.00%	100.00%	100.00%	—	—	HOLDING COMPANY
Santander Consumer Funding 3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Funding 5 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Receivables 10 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 11 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 4 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 7 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 9 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Consumer Unifin S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer USA Holdings Inc.	United States	0.00%	60.46%	60.46%	64.97%	64.97%	HOLDING COMPANY
Santander Consumer USA Inc.	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	55.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Drive Auto Receivables Trust 2010-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2010-B	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-6	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-A	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-4	United States	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Drive Auto Receivables Trust 2013-5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-A	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S6	United States	—	(a)	—	—	—	SECURITIZATION
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	56.76%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	100.00%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FACTORING
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Fintech Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Santander Fund Administration, S.A.	Spain	0.00%	100.00%	100.00%	—	—	FUND MANAGEMENT COMPANY
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI	Brazil	0.00%	93.34%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.01%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Renda Fixa Capitalization	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander GBM Secured Financing Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Holding Canada Inc.	Canada	100.00%	0.00%	100.00%	—	—	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	SERVICES
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	99.99%	FINANCE
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Issuances, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.01%	99.99%	99.99%	99.99%	LEASING
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	34.00%	65.50%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Multiobrigações - Fundo de Investimento Mobiliário Aberto de Obrigações de Taxa variável	Portugal	0.00%	91.77%	91.94%	91.20%	—	INVESTMENT FUND
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Paraty Qif PLC	Ireland	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT COMPANY
Santander Participações S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking S.p.A.	Italy	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.98%	100.00%	100.00%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory & Management, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Public Sector SCF, S.A.	France	94.00%	6.00%	100.00%	100.00%	—	FINANCE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Revolving Asset Funding 1 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander RSPE 1 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander RSPE 5 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander RSPE 6 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	93.34%	100.00%	100.00%	100.00%	INSURANCE BROKER

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.13%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	MANAGEMENT COMPANY
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	—	—	HOLDING COMPANY
Santander Securities Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a)	—	—	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.89%	100.00%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.89%	99.89%	99.88%	99.87%	HOLDING COMPANY
Santander Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	United Kingdom	—	(a)	—	—	—	CHARITY
Santander UK Group Holdings Limited	United Kingdom	77.67%	22.33%	100.00%	0.00%	—	FINANCE
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Vivienda, S.A. de C.V. SOFOM E.R. Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	—	FINANCE
Santos Energia Participações S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	99.99%	HOLDING COMPANY
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
SC Germany Auto 08-2 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2009-1 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Consumer 10-1 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SC Germany Consumer 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Poland Auto 2014-1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Ajoneuvohallinta Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Ajoneuvohallinto Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Rahoituspalvelut 2013 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Rahoituspalvelut Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCFI Ajoneuvohallinto Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCFI Rahoituspalvelut Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	100.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE
Secucor Finance 2013-1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.80%	100.00%	100.00%	100.00%	BANKING
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	SECURITY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
SIAF LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Silk Finance No. 3 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Sistema 4B, S.L. (consolidated)	Spain	68.80%	0.00%	68.80%	68.80%	67.67%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	APPRAISALS
Società Energetica Vibonese Due S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Sol Orchard Imperial 1 LLC	United States	0.00%	81.94%	100.00%	—	—	ELECTRICITY PRODUCTION
Solar Red, SGPS, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	50.00%	HOLDING COMPANY
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Spirit Limited (e)	Bermuda	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	44.51%	50.00%	—	—	PAYMENT SERVICES
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Svensk Autofinans WH 1 Ltd	Ireland	—	(a)	—	—	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	70.00%	70.00%	INSURANCE
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Texas Wind I LLC	United States	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Texas Wind II LLC	United States	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a)	—	—	—	ASSET MANAGEMENT COMPANY
Time Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TELEMARKETING
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.80%	100.00%	100.00%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.80%	100.00%	100.00%	100.00%	FINANCE
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	PROPERTY
Trade Maps 3 Hong Kong Limited	Hong Kong	—	(a)	—	—	—	SECURITIZATION
Trade Maps 3 Ireland Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	—	—	FULL-SERVICE LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Transacciones Electrónicas Pos Móvil S.A.	Chile	0.00%	78.78%	100.00%	—	—	E-COMMERCE
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Universal Support, S.A.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	85.85%	85.85%	85.11%	84.39%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	79.93%	79.93%	76.66%	84.45%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Vailen Management, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Varitelia Distribuciones, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Vertiarama, S.L.	Spain	0.00%	55.89%	100.00%	—	—	SECURITIES INVESTMENT
Viking Collection Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wandylaw Holdings Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Wandylaw Wind Farm Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Waypoint Capital Trust I	United States	0.00%	100.00%	100.00%	—	—	INACTIVE
Waypoint Capital Trust II	United States	0.00%	100.00%	100.00%	—	—	INACTIVE
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Webcasas, S.A.	Brazil	0.00%	93.34%	100.00%	100.00%	—	INTERNET
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Winwick Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
WTW Shipping Limited	Ireland	100.00%	0.00%	100.00%	—	—	LEASING

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation as at December 31, 2014.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	See Note 2.b.v.
(e)	Company resident in the UK for tax purposes.
(1)	The preference share issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (c), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
3E1 Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	—	ELECTRICITY PRODUCTION	—
AAC Spanish BOF 2005 B.V.	The Netherlands	0.00%	45.22%	45.22%	—	—	HOLDING COMPANY	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.40%	20.00%	20.00%	20.00%	COLLECTION AND PAYMENT SERVICES	Associate
Aegon Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	100.00%	INSURANCE	Jointly controlled entity
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	—	—	INSURANCE	Jointly controlled entity
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	—	—	INSURANCE	Jointly controlled entity
Aegon Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	100.00%	INSURANCE	Jointly controlled entity
Affirmative Insurance Holdings Inc. (consolidated)	United States	0.00%	5.03%	0.00%	0.00%	0.00%	INSURANCE	—
Affirmative Investment LLC	United States	0.00%	5.03%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	43.00%	43.00%	43.00%	43.01%	RESTAURANTS	Associate
Aguas de Fuensanta, S.A.	Spain	36.78%	0.00%	36.78%	36.78%	42.21%	FOOD	Associate
Allfunds Bank International S.A.	Luxembourg	0.00%	25.25%	50.00%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds Bank, S.A.	Spain	0.00%	25.25%	50.00%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds International Schweiz AG	Switzerland	0.00%	25.25%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Allfunds Nominee Limited	United Kingdom	0.00%	25.25%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	49.50%	ADVERTISING	Associate
Aquajerez, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	—	WATER SUPPLY	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	20.00%	ADVERTISING	Associate
Ascan Water Services, S.L.	Spain	0.00%	60.00%	60.00%	—	—	WATER SUPPLY	Jointly controlled entity
Asturcontinental de Edificaciones, S.L. (consolidated)	Spain	0.00%	25.15%	45.00%	—	—	PROPERTY	—
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.95%	28.95%	28.95%	28.99%	FACTORING	Associate
Attijariwafa Bank Société Anonyme (consolidated)	Morocco	0.00%	5.26%	5.26%	5.26%	5.32%	BANKING	—
Autopistas del Sol S.A.	Argentina	0.00%	7.14%	7.14%	7.14%	14.17%	MOTORWAY CONCESSIONS	—
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	6.94%	10.00%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.94%	10.00%	10.00%	10.00%	INSURANCE	—
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.94%	24.99%	24.99%	24.99%	BANKING	Associate
Banco Internacional da Guiné-Bissau, S.A. (a)	Guinea-Bissau	0.00%	48.90%	49.00%	49.00%	49.00%	BANKING	—
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	—	FINANCE	Associate
Bank of Shanghai Co., Ltd. (consolidated)	China	7.20%	0.00%	7.20%	—	—	BANKING	—
Benim - Sociedade Imobiliária, S.A. (consolidated)	Portugal	0.00%	25.76%	25.81%	25.81%	25.81%	PROPERTY	Associate
BW Guirapá I S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	HOLDING COMPANY	Jointly controlled entity
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	Associate
Carnes Estellés, S.A. (a)	Spain	21.41%	0.00%	21.41%	21.41%	21.41%	FOOD	Associate
Cartera del Norte, S.L.	Spain	36.10%	0.00%	36.10%	36.10%	36.10%	FINANCE	Associate
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	47.56%	47.56%	47.56%	47.56%	PROPERTY SERVICES	Jointly controlled entity
Central Eólica Angical S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Caititu S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Coqueirinho S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Corrupião S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Inhambu S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Central Eólica Tamanduá Mirim S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Teiu S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.34%	33.33%	33.33%	33.33%	COLLECTION AND PAYMENT SERVICES	Associate
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associate
Comder Contraparte Central S.A.	Chile	0.00%	7.43%	11.09%	11.09%	—	FINANCIAL SERVICES	Associate
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	35.51%	39.89%	39.89%	39.90%	LEASING	Jointly controlled entity
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	35.51%	39.90%	39.90%	39.90%	FINANCE	Jointly controlled entity
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled entity
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidated)	Spain	20.53%	0.55%	21.08%	21.08%	21.08%	CREDIT INSURANCE	—
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	47.50%	PROPERTY SERVICES	Jointly controlled entity
Desarrollo Urbano de Patraix, S.A.	Spain	0.00%	25.24%	45.16%	—	—	PROPERTY	—
Eko Energy Sp. z o.o.	Poland	0.00%	12.49%	22.00%	22.00%	—	ELECTRICITY PRODUCTION	—
Elincasiol, S.L. (consolidated)	Spain	0.00%	46.19%	46.19%	46.19%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Energía Eólica de México, S.A. de C.V. (consolidated)	Mexico	0.00%	50.00%	50.00%	50.00%	100.00%	HOLDING COMPANY	Jointly controlled entity
Energía Renovable del Istmo, S.A. de C.V.	Mexico	0.00%	50.00%	50.00%	50.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Enerstar Villena, S.A.	Spain	0.00%	42.20%	42.20%	42.20%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Farma Wiatrowa Jablowo Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	—	ELECTRICITY PRODUCTION	—
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled entity
Federal Home Loan Bank of Pittsburgh	United States	0.00%	14.00%	14.00%	15.23%	21.01%	BANKING	—
Federal Reserve Bank of Boston	United States	0.00%	30.81%	30.81%	28.38%	40.18%	BANKING	—
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 18	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	—	FINANCE	Jointly controlled entity
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	35.00%	PROPERTY	Associate
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	—	—	ELECTRICITY PRODUCTION	—
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión	Mexico	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	58.33%	COLLECTION AND PAYMENT SERVICES	Associate
Grupo Alimentario de Exclusivas, S.A. (a)	Spain	40.46%	0.00%	40.46%	40.46%	47.23%	FOOD	Associate
HCUK Auto Funding Ltd	United Kingdom	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	46.00%	46.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Hidroatlixco, S.A.P.I. de C.V.	Mexico	0.00%	50.76%	50.76%	50.76%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
HSH Delaware L.P.	United States	0.00%	69.19%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	49.99%	49.99%	SERVICES	Jointly controlled entity
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	50.01%	FINANCE	Jointly controlled entity
Ideia Produções e Design Ltda - ME	Brazil	0.00%	65.34%	70.00%	70.00%	—	SERVICES	Jointly controlled entity
Imperial Holding S.C.A.	Luxembourg	0.00%	36.36%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled entity
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Invico S.A.	Poland	0.00%	14.64%	21.09%	21.09%	12.21%	COMMERCE	—
Izettle do Brasil Meios de Pagamento S.A.	Brazil	0.00%	39.39%	50.00%	—	—	CARDS	Jointly controlled entity
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
J.C. Flowers II-A L.P.	Canada	0.00%	69.50%	4.43%	4.43%	4.43%	HOLDING COMPANY	—
Jacinta Solar Farm S.R.L.	Uruguay	0.00%	49.00%	49.00%	—	—	ELECTRICITY PRODUCTION	Jointly controlled entity
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	4.43%	HOLDING COMPANY	—
JCF II-A AIV K L.P.	Canada	0.00%	69.52%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
KM Locanet Ltda - ME	Brazil	0.00%	65.34%	70.00%	—	—	ADVERTISING	Jointly controlled entity
Konesticial, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
L’Esplai Valencia, S.L.	Spain	0.00%	20.68%	37.00%	—	—	PROPERTY	—
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	10.00%	PROPERTY	Jointly controlled entity
Massachusetts Business Development Corp. (consolidated)	United States	0.00%	21.60%	21.60%	—	—	FINANCE	—
Metrohouse Franchise S.A.	Poland	0.00%	15.08%	21.73%	—	—	PROPERTY	Associate
Metrohouse S.A.	Poland	0.00%	15.08%	21.73%	21.23%	21.23%	PROPERTY	Associate
Monitise PLC (consolidated)	United Kingdom	5.08%	0.00%	5.08%	—	—	PAYMENT SERVICES	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Nevis Power Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
New PEL S.a.r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
NH Hoteles, S.A. (consolidated)	Spain	8.56%	0.00%	8.56%	—	—	HOTEL OPERATIONS	—
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.36%	29.00%	29.00%	29.00%	HOLDING COMPANY	Associate
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.51%	50.00%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled entity
Nowotna Farma Wiatrowa Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	—	ELECTRICITY PRODUCTION	—
NPG Wealth Management S.àr.l (consolidated)	Luxembourg	0.00%	7.63%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais Ltda.	Brazil	0.00%	20.55%	23.08%	—	—	TECHNOLOGY	—
Olivant Investments Switzerland S.A.	Luxembourg	0.00%	35.18%	35.18%	35.18%	35.18%	HOLDING COMPANY	Associate
Olivant Limited (consolidated)	Guernsey	0.00%	10.39%	10.39%	10.39%	10.39%	HOLDING COMPANY	—
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Operadora de Activos Alfa, S.A. de C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	49.98%	FINANCE	Associate
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	49.99%	FINANCE	Associate
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.65%	12.90%	12.90%	—	CARDS	Associate
Parque Eólico Reynosa I, S.A. de C.V.	Mexico	0.00%	80.00%	80.00%	—	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Afortunado, S.L.	Spain	98.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar la Robla, S.L.	Spain	95.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	—
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Saelices, S.L.	Spain	95.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	—
Parques Empresariales Gran Europa, S.A. (consolidated)	Spain	0.00%	27.94%	50.00%	—	—	LAND MANAGEMENT	—
Partang, SGPS, S.A.	Portugal	0.00%	48.90%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Polesine, S.A.	Uruguay	0.00%	40.00%	40.00%	—	—	ELECTRICITY PRODUCTION	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	34.71%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Associate
Ponte Albanito S.r.l.	Italy	0.00%	30.00%	30.00%	30.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Prodesur Mediterráneo, S.L.	Spain	0.00%	50.23%	50.23%	50.23%	50.00%	PROPERTY	Jointly controlled entity
Proinsur Mediterráneo, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	PROPERTY	Jointly controlled entity
Promotora de Informaciones, S.A.	Spain	4.56%	5.30%	9.86%	—	—	COMMUNICATIONS	—
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	50.00%	50.00%	LEASING	Associate
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	17.50%	17.50%	PROPERTY	—
Queenford, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	PROPERTY	Associate
Redbanc S.A.	Chile	0.00%	22.40%	33.43%	33.43%	33.43%	SERVICES	Associate
Redsys Servicios de Procesamiento, S.L.U.	Spain	16.97%	0.00%	16.97%	16.97%	16.29%	CARDS	Associate
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Rías Redbanc, S.A.	Uruguay	0.00%	20.00%	20.00%	20.00%	20.00%	SERVICES	—
Rio Alto Gestão de Créditos e Participações, S.A.	Brazil	0.00%	44.51%	50.00%	50.00%	—	COLLECTION AND PAYMENT SERVICES	—
S Portfolio M UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	FINANCE	Jointly controlled entity
SAM Brasil Participações Ltda.	Brazil	1.00%	49.50%	50.50%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
SAM Finance Lux S.à.r.l.	Luxembourg	0.00%	50.00%	50.00%	50.00%	—	MANAGEMENT COMPANY	Jointly controlled entity
SAM Investment Holdings Limited	Jersey	0.00%	50.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	30.94%	0.01%	30.95%	30.95%	28.77%	REAL ESTATE INVESTMENT	Associate
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	49.99%	49.99%	49.99%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	HOLDING COMPANY	Jointly controlled entity
Santander Asset Management UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Santander Asset Management USA, LLC	United States	0.00%	50.00%	50.00%	50.00%	—	FUND AND ASSET MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, LLC	Puerto Rico	0.00%	50.00%	50.00%	50.00%	100.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.50%	50.50%	50.00%	100.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	—	REAL ESTATE INVESTMENT	Jointly controlled entity
Santander Elavon Merchant Services Entidad de Pago, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	—	PAYMENT SERVICES	Jointly controlled entity
Santander Insurance Europe Limited	Ireland	0.00%	49.00%	49.00%	100.00%	100.00%	INSURANCE BROKER	Associate
Santander Insurance Life Limited	Ireland	0.00%	49.00%	49.00%	100.00%	100.00%	INSURANCE BROKER	Associate
Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	100.00%	100.00%	SERVICES	Associate
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	50.00%	50.00%	50.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Saudi Hollandi Bank (consolidated)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	11.16%	BANKING	—
Servicios de Infraestructura de Mercado OTC S.A.	Chile	0.00%	7.45%	11.11%	11.11%	—	SERVICES	Associate
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	17.28%	0.00%	17.28%	17.28%	17.15%	FINANCIAL SERVICES	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.63%	29.29%	29.29%	29.29%	SECURITIES DEPOSITORY SERVICES	Associate
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	19.04%	14.86%	33.90%	33.90%	33.90%	ADVISORY SERVICES	—
Solar Energy Capital Europe S.à.r.l. (consolidated)	Luxembourg	0.00%	33.33%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled entity
Stephens Ranch Wind Energy Holdco LLC	United States	0.00%	44.00%	44.00%	—	—	ELECTRICITY PRODUCTION	—
SUTM Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	18.49%	19.81%	—	—	SECURITY	Associate
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	18.49%	19.81%	—	—	TELECOMMUNICATIONS	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Tecnologia Bancária S.A.	Brazil	0.00%	18.49%	19.81%	20.82%	20.82%	ATMs	Associate
Tecnologia e Sistemas Avançados S.A.	Brazil	0.00%	22.10%	24.83%	—	—	TECHNOLOGY	—
Teka Industrial, S.A. (consolidated)	Spain	0.00%	9.42%	9.42%	9.42%	9.42%	DOMESTIC APPLIANCES	—
The HSH AIV 4 Trust	United States	0.00%	69.19%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Tonopah Solar Energy Holdings I, LLC (consolidated)	United States	0.00%	26.80%	26.80%	26.80%	—	HOLDING COMPANY	Associate
TOPSAM, S.A de C.V.	Mexico	0.00%	50.00%	50.00%	—	—	FUND MANAGEMENT COMPANY	Jointly controlled entity
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	33.33%	SERVICES	Associate
Transbank S.A.	Chile	0.00%	16.75%	25.00%	25.00%	25.00%	CARDS	Associate
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	LEASING	Jointly controlled entity
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	50.00%	INSURANCE BROKER	Jointly controlled entity
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.46%	21.50%	21.50%	21.50%	FINANCE	Associate
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	Jointly controlled entity
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Valdicsa, S.A.	Spain	0.00%	18.44%	33.00%	—	—	PROPERTY	—
Vector Software Factory, S.L. (consolidated)	Spain	0.00%	45.00%	45.00%	45.00%	45.00%	IT	Associate
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	24.99%	24.99%	HOLDING COMPANY	—
Virtual Motors Páginas Eletrônicas Ltda	Brazil	0.00%	65.34%	70.00%	—	—	INTERNET	Jointly controlled entity
Webmotors S.A.	Brazil	0.00%	65.34%	70.00%	70.00%	100.00%	SERVICES	Jointly controlled entity
Yaap Digital Services, S.L.	Spain	33.33%	0.00%	33.33%	33.33%	—	SERVICES	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Zakłady Przemysłu Jedwabniczego DOLWIS S.A. w upadłości likwidacyjnej (a)	Poland	0.00%	30.54%	44.00%	44.00%	—	TEXTILE PRODUCTION	—
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	49.00%	INSURANCE	Associate
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	49.00%	INSURANCE	Associate
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate

(a)	Company in liquidation as at December 31, 2014.
(b)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(c)	Excluding the Group companies listed in Exhibit I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).
(d)	Companies over which the non-subsidiary investee of the Group exercises effective control.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Banesto Holdings, Ltd. (a)	Guernsey	99.99%	0.00%	INACTIVE
Emisora Santander España, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.80%	FINANCE

(a)	Company in liquidation as at December 31, 2014.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2014

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998).

On January 3, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had exceeded 3% on December 23, 2013.

On January 8, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 3% on January 3, 2014.

On April 3, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 1% on March 31, 2014.

On May 14, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had exceeded 3% on May 6, 2014.

On May 14, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had fallen below 3% on May 8, 2014.
On July 25, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in PROMOTORA DE INFORMACIONES, S.A. had exceeded 5% on July 17, 2014.

On September 18, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in PROMOTORA DE INFORMACIONES, S.A. had fallen below 5% on September 11, 2014.

Exhibit V

Other information on the Group’s banks

A)	Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.	Santander UK plc

a) Number of financial equity instruments held by the Group

Santander UK plc has issued 31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6. On January 10, 2014, Cántabro Catalana de Inversiones, S.A. transferred one ordinary share with a par value of GBP 0.10 to Banco Santander, S.A. for GBP 1. Subsequently, on April 1, 2014, Banco Santander, S.A. transferred 24,117,268,866.6 ordinary shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 2,411,726,886.6. Also, on April 1, 2014, Santusa Holding, S.L. transferred 6,934,500,000 shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 693,450,000. As at December 31, 2014, the Group holds all the ordinary share capital (31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6) through Santander UK Group Holdings Limited.

On October 23, 1995, Santander UK plc issued 10.0625% exchangeable capital securities amounting to GBP 200,000,000, exchangeable into 200,000,000 10.375% non-cumulative sterling preference shares with a par value of GBP 1 each. At December 31, 2014, the Group held all the 10.0625% exchangeable capital securities (amounting to GBP 200,000,000) through Banco Santander, S.A.

Also, on October 23, 1995, Santander UK plc issued 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each, and on February 9, 1996 Santander UK plc issued additional 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each. At December 31, 2014, the Group held all the 10.375% non-cumulative sterling preference shares (amounting to GBP 200,000,000) through Banco Santander, S.A.

On June 6, 1997, Santander UK plc issued 8.625% non-cumulative sterling preference shares amounting to GBP 125,000,000 with a par value of GBP 1 each. At December 31, 2014, the Group held all the 8.625% non-cumulative sterling preference shares (amounting to GBP 125,000,000) through Banco Santander, S.A.

On April 28, 2010, pursuant to current legislation, preference shares of Alliance & Leicester Limited (formerly Alliance & Leicester plc) were exchanged for 300,002 redeemable fixed/floating rate series A non-cumulative preference shares of Santander UK plc amounting to GBP 300,002,000, with a par value of GBP 1 each and a liquidation preference of GBP 1,000. On December 16, 2014, Santander UK plc repurchased 265,069 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 265,069,000. At December 31, 2014, 34,933 redeemable fixed/floating rate series A non-cumulative preference shares, amounting to GBP 34,933,000, were still outstanding.

b) Capital increases in progress

No approved capital increases are in progress.

c) Repurchases of share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on April 17, 2014 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

1. The repurchase of its own 8.625% non-cumulative sterling preference shares subject to the following conditions:

(a)	The company may repurchase up to 125,000,000 of the 8.625% non-cumulative sterling preference shares.

(b)	The lowest price that the company may pay for the 8.625% non-cumulative sterling preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 8.625% non-cumulative preference sterling share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% preference shares even if the purchase is finalized after this authorization expires.

2. The repurchase of its own 10.375% non-cumulative sterling preference shares subject to the following conditions:

(a)	The company may repurchase up to 200,000,000 of the 10.375% preference shares;

(b)	The lowest price that the company may pay for the 10.375% non-cumulative sterling preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 10.375% non-cumulative preference sterling share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% preference shares even if the purchase is finalized after this authorization expires.

3. The repurchase of its own redeemable fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 300,002 redeemable fixed/floating rate series A non-cumulative preference shares;

(b)	The lowest price that the company may pay for the redeemable fixed/floating rate series A non-cumulative preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each of the redeemable fixed/floating rate series A non-cumulative preference shares will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalized after this authorization expires.

However, prior to such expiry, the company may submit bids or adopt resolutions that could require the allocation of shares and the directors may allocate shares in accordance with any bid or resolution, considering the expiry of the authorization granted in this resolution.

In accordance with this resolution, any previous authorizations granted to the directors and not exercised for the allocation of shares are hereby revoked and substituted, notwithstanding any allocation of shares or grant of rights already completed, offered or agreed.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

2.	Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 2,549,000,000 through Santander UK plc (2,548,999,999 ordinary shares with a par value of GBP 1 each) and Abbey National Nominees Limited (1 ordinary share with a par value of GBP 1).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK plc, both with a par value of GBP 1 each.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

3.	Banco Santander (Brasil) S.A.

a) Number of equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Banco Madesant - Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil), S.A. have no par value and there are no capital payments payable. At 2014 year-end the bank’s treasury shares consisted of 29,611,742 ordinary shares and 29,611,742 preference shares, with a total of 59,223,484 shares.

In accordance with current Bylaws (Article 5.7) the preference shares do not confer voting rights on their holders, except under the following circumstances:

a) In the event of the transformation, merger, consolidation or spin-off of the company.

b) In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c) In the event of an assessment of the assets used to increase the company’s share capital.

d) In the event of the selection of a specialized entity or company to determine the economic value of the company.

e) In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

The General Assembly may, at any moment, decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a) Their dividends are 10% higher than those on ordinary shares.

b) Priority in the distribution of dividends.

c) Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalization of reserves and profits and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

d) Priority in the reimbursement of capital in the event of the dissolution of the company.

e) In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

The company is authorized to increase share capital, subject to approval by the board of directors, up to a limit of 9,090,909,090 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.

At present the share capital consists of 7,600,840,325 shares (3,869,849,668 ordinary shares and 3,730,990,657 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander (Brasil), S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve is provided for in Article 196 of the Spanish Public Limited Liability Companies Law, which establishes that before being allocated to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

4.	Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At December 31, 2014, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA).

b) Capital increases in progress

At December 31, 2014 there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of equity instruments held by the Group

The Group holds a 75% ownership interest in the subsidiary in Mexico through the holding company Grupo Financiero Santander México, S.A.B. de C.V. At December 31, 2014, this holding company and Santander Global Facilities, S.A. de C.V. (Mexico) held 80,848,278,413 ordinary shares that constitute 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

b) Capital increases in progress

At December 31, 2014 there were no approved capital increases in progress.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the general meeting held on February 22, 2012 resolved to increase the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander to MXN 8,085,540,380.30, represented by a total of 80,855,403,803 fully subscribed and paid shares of MXN 0.10 par value each.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At the board of directors meeting held on July 22, 2014 the directors ratified the limits approved at the board meeting held on October 17, 2013 for the issue of debt up to USD 6,500 million in local or international markets. They stipulated that the debt should be senior or subordinated for a maximum term of 15 years and that debt instruments that qualify as capital under current legislation should be included, and resolved that such issue may be instrumented individually or through various issue programs.

At present, the detail of Banco Santander’s debt issue is as follows:

Instrument	Type	Amount	Undrawn balance
Stock-market certificate program	Revolving	MXN 55 thousand million	MXN 49.2 thousand million
Private structured bank bond certificate	Non-revolving (*)	MXN 20 thousand million	MXN 20 thousand million
Equity instruments (Tier 2 capital)	Non-revolving	USD 1 thousand million	—

(*)	The issue of private structured bank bonds is non-revolving. Once the amount established in the related certificate is placed, a new certificate is issued for the authorized amount.

The issue of structured bank bonds with subsequent placements was approved for up to MXN 10 thousand million, the equivalent amount in US dollars or in any other currency, for a term of 1 day to 15 years, with the understanding that the bonds may not be redeemed after the term of the related certificate of issue. They may be issued with or without loss of capital, with a public offering and with registration in the Mexican National Securities Register. This issue had not yet been launched at the reporting date.

(ii) At the board of directors meeting held on October 17, 2013 the directors ratified the limits approved at the board meeting held on October 26, 2011 relating to the issue of senior or subordinated debt for a maximum term of 15 years. They also approved including debt instruments that qualify as capital under current legislation and resolved that such issue may be instrumented individually or through various issue programs. On December 13, 2013, the shareholders at the general meeting approved issue by the bank, pursuant to such limits, of capitalization instruments qualifying as Tier 2 capital amounting to approximately USD 1,000,000 million.

On December 19, 2013, Banco Santander (Mexico) issued a total of USD 1,300,000,000 in subordinated notes that meet the capital requirements established by Basel III for Tier 2 capital at a rate of 6.125% and maturing in 2023. The Parent of Santander México, Banco Santander, S.A. Spain, resolved to purchase USD 975,000,000, i.e. 75% of the total amount of the notes.

These notes were offered through a private placement to qualified institutional buyers only in accordance with Rule 144A under the US Securities Act of 1933 and subsequent amendments thereto. Outside the US, they were offered in accordance with Regulation S of the Securities Act.

The issue was approved with a view to increasing the efficiency of the bank’s capital structure, adapting the bank’s profile with regard to capitalization to that of its competitors and obtaining greater returns on capital with the same strength of capital and capacity for growth of risk-weighted assets.

(iii) The shareholders at the general meeting held on May 14, 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on March 17, 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

(iv) At the board of directors meeting held on January 27, 2011 the directors approved the general terms and conditions for the issue of senior debt in international markets. This issue of USD 500 million and USD 1,000 million at a five to ten year term was authorized on October 18, 2012. The issue was approved in order to obtain resources to finance the increase of business assets and the management of the Bank’s liquidity. As a result of these resolutions adopted by the board of directors, on November 9, 2012, debt amounting to USD 1,000 million was issued.

e) Specific circumstances that restrict the availability of reserves

Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, the Mexican Companies Law and the institutions’ own Bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.

The bank increases its legal reserve annually directly from the profit obtained in the year.

The bank must recognize the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The company does not have any equity instruments quoted on a stock exchange.

6.	Banco Santander Totta, S.A.

a) Number of equity instruments held by the Group

The Group holds 656,134,179 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Socíais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 271,244 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2014, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree-Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortized or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The shares of Banco Santander Totta, S.A. are not listed.

7.	Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At December 31, 2014, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

Not applicable.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Banco Santander, S.A., Madrid, Spain.

Santander Consumer Finance, S.A., Madrid, Spain.

Santander Consumer Holding GmbH, Mönchengladbach, Germany.

g) Quoted equity instruments

Not applicable.

8.	Banco Santander - Chile

a) Number of equity instruments held by the Group

The Group holds a 67% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander - Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2014 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2014, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorization of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9.	Bank Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At December 31, 2014, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

There were no capital increases in progress at the end of 2014.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the general meeting held on April 16, 2014 approved the capital increase amounting to PLN 3,055,430 through the issue of 305,543 series K bearer ordinary shares with a par value of PLN 10 each.

The shareholders at the general meeting held on June 30, 2014 approved the capital increase amounting to PLN 53,839,020 through the issue of 5,383,902 series L bearer ordinary shares with a par value of PLN 10 each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on June 30, 2014, the shareholders resolved to approve the “Incentive Scheme V” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2014 to 2016. The bank considers that the exercise of these rights might give rise to the issuance of more than 250,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the Warsaw stock exchange.

B)	The restrictions on the ability to access or use the assets and also to settle the Group’s liabilities, as required under paragraph 13 of IFRS 12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans, advances, repatriation of capital or any other means.

Exhibit VI

Annual banking report

This Annual Banking Report was prepared in compliance with Article 87 of Law 10/2014, of June 26, on the Regulation, Supervision and Capital adequacy of credit institutions.

Pursuant to the aforementioned Article, from January 1, 2015, credit institutions must send the Bank of Spain and publish annually a report as an appendix to the financial statements audited in accordance with the legislation regulating audits of financial statements, which specifies, by country in which they are established, the following information on a consolidated basis for each year:

a)	Name(s), nature of activities and geographical location.

b)	Turnover.

c)	Number of employees on a full time equivalent basis.

d)	Gross profit or loss before tax.

e)	Tax on profit or loss.

f)	Public subsidies received.

Transitional Provision Two of this law established the obligation for credit institutions to publish, on July 1, 2014, the information relating to a), b) and c) above (an obligation which Banco Santander, S.A. met by publishing the information on its corporate website) and, for systemically important institutions worldwide, the obligation to submit in confidence to the European Commission the information relating to d), e) and f). Banco Santander, S.A. includes in this annual banking report the information submitted in confidence to the European Commission.

Following is a detail of the criteria used to prepare the annual banking report for 2014 and 2013:

a)	Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 12,951 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b)	Turnover

For the purposes of this report, turnover is considered to be total income, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

The data on turnover by country was obtained from the statutory accounting records of the Group companies with the corresponding geographical location and translated to euros. Accordingly, this is aggregate information from the separate financial statements of the companies that operate in each jurisdiction, reconciliation of which with the information from the Group’s consolidated financial statements requires a series of unifying adjustments and the elimination of transactions between the various Group companies, such as those relating to the distribution of dividends by subsidiaries to their respective parents.

c)	Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d)	Gross profit or loss before tax (Operating profit/ (loss) before tax)

For the purposes of this report, gross profit or loss before tax is considered to be profit or loss before tax, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

As with the information relating to turnover, the data included was obtained from the statutory accounting records of the Group companies with the corresponding geographical location and translated to euros. Accordingly, this is aggregate information from the separate financial statements of the companies that operate in each jurisdiction, reconciliation of which with the information from the Group’s consolidated financial statements requires a series of unifying adjustments and the elimination of transactions between the various Group companies, such as those relating to the distribution of dividends by subsidiaries to their respective parents.

e)	Tax on profit or loss

In the absence of specific criteria, this is the amount of tax effectively paid in respect of the taxes the effect of which is recognized in Income tax in the consolidated income statement.

Taxes effectively paid in the year by each of the companies in each jurisdiction include:

•	supplementary payments relating to income tax returns, normally for prior years.

•	advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their scantly representative amount, it was decided that taxes borne abroad would be included in the jurisdiction of the company that bore them.

•	refunds collected in the year with respect to returns for prior years that resulted in a refund.

•	where appropriate, the tax payable arising from tax assessments and litigation relating to these taxes.

The foregoing amounts are part of the statement of cash flows and, therefore, differ from the income tax expense recognized in the consolidated income statement. Such is the case because the tax legislation of each country establishes:

•	the time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•	its own criteria for calculating the tax and establishes temporary or permanent restrictions on, inter alia, expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

f)	Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2014.

The detail of the information for 2014 and 2013 is as follows:

	2014				2013 (*)
Jurisdiction	Turnover (millions of euros)	Number of employees	Operating profit/ (loss) before tax (millions of euros)	Tax on profit or loss (millions of euros)	Operating profit/ (loss) before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,861	4,586	207	102	730	123
Argentina	1,282	6,983	503	153	407	199
Australia	3	5	1	—	1	—
Austria	159	391	53	—	533	—
Bahamas	201	41	60	—	68	—
Belgium	96	125	68	10	117	4
Brazil (1)	11,829	44,325	1,604	410	932	1,033
Chile	3,339	11,907	1,737	279	1,548	193
China	93	151	44	5	11	3
Colombia	21	49	(3)	—	(6)	—
Spain	12,723	30,537	2,926	(315)	2,298	695
United States	6,590	13,830	3,727	(61)	1,084	17
Denmark	119	110	52	8	26	3
Finland	75	132	40	3	38	—
France	62	47	43	10	27	11
Hungary	4	33	(25)	—	(3)	—
Ireland	43	36	38	5	37	7
Isle of Man	14	27	4	—	1	1
Cayman Islands	(1)	—	(1)	—	—	—
Italy	351	731	37	27	(40)	40
Jersey	35	105	16	2	21	2
Morocco	1	—	—	—	—	—
Mexico (2)	4,396	15,542	2,076	243	2,650	666
Norway	384	362	178	21	98	33
The Netherlands	427	203	379	21	304	10
Panama	2	5	—	—	—	—
Peru	56	128	16	6	11	3
Poland	1,707	15,186	791	165	681	129
Portugal (3)	1,071	5,922	293	(38)	151	174
Puerto Rico	467	1,409	142	16	94	37
United Kingdom	9,152	24,394	3,204	248	2,895	154
Singapore	7	9	4	—	(1)	—
Sweden	173	129	81	3	16	4
Switzerland	82	148	35	10	48	19
Uruguay	245	1,184	46	19	62	17

Total	57,069	178,772	18,376	1,352	14,839	3,577

Consolidation adjustments	(14,457)		(7,697)		(7,461)

Consolidated Group total	42,612		10,679		7,378

(*)	Data submitted in confidence on July 1, 2014 to the European Commission in compliance with Transitional Provision Twelve (transitional arrangements for the annual banking report) of Law 10/2014, of June 26, on the Regulation, Supervision and Capital Adequacy of Credit Institutions.
(1)	Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch to profit before tax for 2014 is EUR 306 million (2013: EUR 137 million).
(2)	Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2014 the contribution of this branch to profit before tax was EUR 10 million (2013: EUR 54 million).
(3)	Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2014 the contribution of this branch to profit before tax was EUR 165 million (2013: EUR 110 million).

At December 31, 2014, the Group’s return on assets (ROA) was estimated at 0.6% (2013: 0.4%).

Exhibit VII

(Millions of Euros)	Year end December 31,
	2014		2013		2012		2011		2010
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	24,799	11,953	25,162	10,499	28,466	11,903	29,624	12,590	23,197	9,476
Preferred dividends	126	126	112	112	132	132	99	99	61	61
Fixed charges	24,673	11,827	25,050	10,387	28,334	11,771	29,525	12,491	23,136	9,415

EARNINGS:
Income from continuing operations before taxes and extraordinary items	10,679	10,679	7,378	7,378	3,565	3,565	7,789	7,789	12,049	12,049
Less: Earnings from associated companies	65	65	197	197	427	427	57	57	17	17
Fixed charges	24,673	11,827	25,050	10,387	28,334	11,771	29,525	12,491	23,136	9,415

Total earnings	35,287	22,441	32,231	17,568	31,472	14,909	37,257	20,223	35,168	21,447

Ratio of earnings to fixed charges	1.43	1.90	1.29	1.69	1.11	1.27	1.26	1.62	1.52	2.28
Ratio of earnings to combined fixed charges and preferred stock dividends	1.42	1.88	1.28	1.67	1.11	1.25	1.26	1.61	1.52	2.26